Exhibit 99.1

[—], 2015

Dear eBay Inc. (“eBay”) Stockholder:

In September 2014, we announced plans to separate our Payments business and our Marketplaces business. The separation will occur by means of a distribution of a newly formed corporation named PayPal Holdings, Inc. (“PayPal”), which will contain the businesses that make up our Payments segment. eBay, the existing publicly traded corporation, will continue to operate our Marketplaces business. As two distinct publicly traded corporations, eBay and PayPal will be better positioned to capitalize on significant growth opportunities and focus their resources on their respective businesses and strategic priorities.

eBay and PayPal are two great businesses with leading global positions in commerce and payments, respectively. For more than a decade, eBay and PayPal have mutually benefited from being part of one company, creating substantial stockholder value. As part of its strategic planning process, the board of directors has assessed whether eBay and PayPal should remain together. Until September 2014, the combination of the two businesses and the synergies and benefits they offered to each other were so valuable that the board determined that separation was not appropriate. But the commerce and payments landscape is rapidly changing, and each business faces different competitive opportunities and challenges. Consequently, in September 2014 the board decided to separate the businesses. As independent companies, we expect eBay and PayPal will be sharper and stronger, and more focused and competitive as leading, standalone companies in their respective markets. eBay and PayPal also will benefit from additional flexibility and agility to pursue new market and partnership opportunities.

The new eBay will be a global commerce leader and, we believe, the most inspiring and engaging place to discover great value and unique selection anytime, anywhere. We have an incredibly strong position, with 155 million active buyers globally as of the end of 2014. In 2014, eBay Marketplaces handled approximately $83 billion of gross merchandise volume, growing 9% year over year. Additionally, eBay is one of the world’s top 30 global brands. Offering consumers worldwide extraordinary value and selection, eBay had more than 800 million live listings at the end of 2014, and approximately 80% of sold items are new. And the company is well-positioned as a leader in the growth areas of mobile and cross-border commerce. With over 250 million eBay app downloads since inception, eBay generated $28 billion in mobile volume in 2014. During the same time, cross-border commerce represented approximately 17% of eBay’s gross merchandise volume, and 60% of Marketplaces’ revenue was international. Looking ahead, eBay will continue to focus on enhancing its unique assets and capabilities and creating new commerce experiences to ensure long-term growth and on-going commerce leadership.

The separation will provide current eBay stockholders with equity ownership in both eBay and PayPal. We expect that the distribution of PayPal common stock will be tax-free, for U.S. federal income tax purposes, to eBay stockholders.

The separation will be effected by means of a pro rata distribution of 100% of the outstanding shares of PayPal common stock to holders of eBay common stock. Each eBay stockholder will receive one share of PayPal common stock for every [—] share of eBay common stock held as of the close of business on [—], 2015, the record date for the distribution. No vote of eBay stockholders is required for the distribution. You do not need to take any action to receive shares of PayPal common stock to which you are entitled as an eBay stockholder, and you do not need to pay any consideration or surrender or exchange your shares of eBay common stock.

We encourage you to read the attached information statement, which is being provided to all eBay stockholders who held shares of eBay common stock on the record date for the distribution. The information statement describes the separation in detail and contains important business and financial information about PayPal.

We believe the separation provides tremendous opportunities for our businesses and our stockholders, as we work to continue building long-term stockholder value. We appreciate your continuing support of eBay, and look forward to your future support of both companies.

Sincerely,

John J. Donahoe President and Chief Executive Officer	Pierre M. Omidyar Chairman of the Board

[—], 2015

Dear Future PayPal Stockholder:

It is my pleasure to welcome you as a future stockholder of our company, PayPal Holdings, Inc. Following the distribution of all of the outstanding shares of PayPal common stock by eBay Inc. to its stockholders, PayPal will be an independent, publicly traded company focused on making money work better for people and businesses around the world.

The access to and movement of money is an important market that affects the lives of almost everyone. Our mission is to increase our relevance for consumers, merchants, friends and family to access and move their money anywhere in the world, anytime, on any platform and through any device (e.g., mobile, tablets, personal computers or wearables).

We operate proprietary global technology platform that connects merchants and consumers around the globe. In 2014, approximately 162 million active customer accounts processed payments on our platform. Total payment volume over the last 12 months increased by 26% to $235 billion, as more consumers and merchants trusted PayPal to pay and get paid. We have significant global reach, processing transactions in more than 200 markets, allowing our customers to receive payments in more than 100 currencies, withdraw funds to their bank accounts in 57 currencies and hold balances in their PayPal accounts in 26 currencies. We are a leader in mobile payments and processed nearly 1 billion mobile transactions in 2014 for our customers.

Our stockholder value proposition is simple. We strive to provide superior returns to PayPal stockholders by maintaining our leadership position in the payments industry and investing in the growth of our newly standalone company.

We invite you to learn more about PayPal, our business and our strategic initiatives by reading the enclosed information statement. We urge you to read the information statement carefully and in its entirety. We are excited by the tremendous opportunity we have in front of us and look forward to your support as a holder of our common stock.

Sincerely,

Daniel H. Schulman

President and CEO-Designee

PayPal Holdings, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED APRIL 9, 2015

INFORMATION STATEMENT

PayPal Holdings, Inc.

This information statement is being furnished in connection with the distribution by eBay Inc. (“eBay”) to its stockholders of all of the outstanding shares of common stock of PayPal Holdings, Inc. (“PayPal”), a wholly owned subsidiary of eBay that will hold directly or indirectly the assets and liabilities associated with eBay’s Payments business. To implement the distribution, eBay will distribute all of the shares of PayPal common stock on a pro rata basis to eBay stockholders in a transaction that is intended to qualify as tax-free for U.S. federal income tax purposes. Please refer to the “Presentation of Information” below for how we refer to “eBay Inc.,” “eBay” and “PayPal” in this Information Statement.

You will receive one share of PayPal common stock for every [—] shares of eBay common stock held of record by you as of the close of business on [—], 2015, the record date for the distribution. You will receive cash in lieu of any fractional shares of PayPal common stock that you would have received after application of the above ratio. As discussed under “The Separation and Distribution—Trading Between the Record Date and Distribution Date,” if you sell your eBay common stock in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive shares of PayPal common stock in connection with the separation. PayPal expects the shares of PayPal common stock to be distributed by eBay to you at 11:59 p.m., Eastern Time, on [—], 2015. We refer to the date of the distribution of the shares of PayPal common stock as the “distribution date.”

No vote of eBay stockholders is required for the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send eBay a proxy, in connection with the distribution. You do not need to pay any consideration, exchange or surrender your existing shares of eBay common stock or take any other action to receive your shares of PayPal common stock.

There is no current trading market for PayPal common stock, although PayPal expects that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and PayPal expects “regular-way” trading of PayPal common stock to begin on the first trading day following the completion of the distribution. PayPal intends to apply to have its common stock authorized for listing on the [—] under the symbol “[—].” Following the spin-off, eBay common stock will continue to trade on the NASDAQ Stock Market under the symbol “EBAY.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 15.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [—], 2015.

This information statement was first mailed to eBay stockholders on or about [—], 2015.

Presentation of Information

On September 30, 2014, eBay Inc. (“eBay”) announced its intent to separate its payments business into an independent, publicly-traded company. To accomplish this separation, in January 2015, eBay incorporated PayPal Holdings, Inc. (“PayPal Holdings”) which will ultimately become the parent of PayPal, Inc. and will hold directly or indirectly all of the assets and liabilities associated with PayPal, Inc. References to “we,” “our,” “us,” “the Company” or “PayPal” refer to the combined entities of the payments business of eBay, including PayPal, Inc. and certain other assets and liabilities that have been historically held at the eBay corporate level, but are specifically identifiable and attributable to the payments business.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about PayPal assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. References in this information statement to “eBay” refer to eBay Inc., a Delaware corporation, and its consolidated subsidiaries, which prior to the separation and distribution, but not after such date, includes the business and operations of PayPal.

Trademarks, Trade Names and Service Marks

PayPal owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Some of the more important trademarks that PayPal owns or has rights to use that appear in this information statement include: PayPal®, Braintree and Venmo, which may be registered or trademarked in the United States and other jurisdictions. PayPal’s rights to some of these trademarks may be limited to select markets. Each trademark, trade name or service mark of any other company appearing in this information statement is, to PayPal’s knowledge, owned by such other company.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is PayPal and why is eBay separating PayPal’s business and distributing PayPal stock?	PayPal Holdings, Inc., which is currently a wholly owned subsidiary of eBay, was formed to own and operate eBay’s Payments business. The separation of PayPal from eBay and the distribution of PayPal common stock are intended to provide you with equity ownership in two separate, publicly traded companies that will be able to focus exclusively on each of their respective businesses. eBay and PayPal expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the section entitled “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this document?	eBay is delivering this document to you because you are a holder of eBay common stock as of the close of business on [—], 2015, the record date of the distribution. Each holder of eBay common stock as of the record date, will be entitled to receive one share of PayPal common stock for every [—] shares of eBay common stock held at the close of business on such date. This document will help you understand how the separation and distribution will affect your post-separation ownership in eBay and PayPal, respectively.

How will the separation of PayPal from eBay work?	To accomplish the separation, eBay will distribute all of the outstanding shares of PayPal common stock to eBay stockholders on a pro rata basis in a distribution intended to be tax-free for U.S. federal income tax purposes.

Why is the separation of PayPal structured as a distribution?	eBay believes that a tax-free distribution, for U.S. federal income tax purposes, of shares of PayPal stock to eBay stockholders is an efficient way to separate its Payments business in a manner that will create long-term value for eBay, PayPal and their respective stockholders.

What is the record date for the distribution?	The record date for the distribution will be [—], 2015.

When will the distribution occur?	It is expected that all of the shares of PayPal common stock will be distributed by eBay at 11:59 p.m., Eastern Time, on [—], 2015 to holders of record of shares of eBay common stock at the close of business on [—], 2015, the record date for the distribution.

What do stockholders need to do to participate in the distribution?	Stockholders of eBay as of the record date for the distribution will not be required to take any action to receive PayPal common stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of eBay common stock or take any other action to receive your shares of PayPal common stock. Please do not send in your eBay stock certificates. The distribution will not affect the number of outstanding shares of eBay common stock or any of your rights as an eBay stockholder, although it will affect the market value of each outstanding share of eBay common stock.

How will shares of PayPal common stock be issued?	You will receive shares of PayPal common stock through the same channels that you currently use to hold or trade shares of eBay common stock, whether through a brokerage account, 401(k) plan or other channel. Receipt of PayPal shares will be documented for you in the same manner that you typically receive shareholder updates, such as monthly broker statements and 401(k) statements.
If you own shares of eBay common stock, including shares owned in certificate form, as of the close of business on [—], 2015, the record date for the distribution, eBay, with the assistance of [—], the distribution agent, will electronically distribute shares of PayPal common stock to you or to your brokerage firm on your behalf in book-entry form. [—] will mail you a book-entry account statement that reflects your shares of PayPal common stock, or your bank or brokerage firm will credit your account for the shares.

How many shares of PayPal common stock will I receive in the distribution?	eBay will distribute to you one share of PayPal common stock for every [—] shares of eBay common stock held by you as of close of business on the record date for the distribution. Based on approximately [—] billion shares of eBay common stock outstanding as of [—], 2015, a total of approximately [—] billion shares of PayPal common stock will be distributed. For additional information on the distribution, see “The Separation and Distribution.” PayPal shares are being issued on a pro rata basis, which means that every eBay stockholder will have the same ownership percentage in PayPal following the distribution as they held in eBay as of the record date.

Will PayPal issue fractional shares of its common stock in the distribution?	No. PayPal will not issue fractional shares of its common stock in the distribution. Fractional shares that eBay stockholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

What conditions must be satisfied to complete the distribution?	The distribution is subject to the satisfaction (or waiver by eBay in its sole discretion) of the following conditions:

•	the transfer of assets and liabilities from eBay to PayPal shall be completed in accordance with the separation and distribution agreement;

•	eBay shall have received one or more opinions from eBay’s outside legal counsel or tax advisors regarding the qualification of the distribution, together with certain related transactions, as transactions that are generally tax free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code (the “Code”);

•	the U.S. Securities and Exchange Commission (the “SEC”) shall have declared effective the registration statement of which this information statement forms a part, and no stop order suspending the effectiveness of the registration statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

•	this information statement shall have been made available to the eBay stockholders;

•	all actions or filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental entity;

•	any approvals of any governmental entities required for the consummation of the separation and distribution have been obtained, including any required approvals of the Commission de Surveillance du Secteur Financier (the “CSSF”) and the Bank Centrale du Luxembourg (the “BCL”);

•	the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

•	no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

•	the shares of PayPal common stock to be distributed shall have been accepted for listing on the [—], subject to official notice of distribution;

•	PayPal shall have at least $[—] of cash or cash equivalents; and

•	no other event or development shall exist or have occurred that, in the judgment of eBay’s board of directors, in its sole discretion, would make it inadvisable to effect the separation or the distribution.

eBay and PayPal cannot assure you that any or all of these conditions will be met and may also waive any of the conditions to the distribution. In addition, eBay can decline at any time to go forward with the separation. For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the separation?	The completion and timing of the separation are dependent upon a number of conditions. It is expected that the shares of PayPal common stock will be distributed by eBay at 11:59 p.m., Eastern Time, on [—], 2015 to the holders of record of shares of eBay common stock at the close of business on [—], 2015, the record date for the distribution. However, no assurance can be provided as to the timing of the separation or that all conditions to the distribution will be met.

Can eBay decide to cancel the distribution of PayPal common stock even if of all the conditions have been met?	Yes. Until the distribution has occurred, eBay has the right to terminate the distribution, even if all of the conditions are satisfied.

What if I want to sell my shares of eBay common stock or my PayPal common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading of eBay common stock?	Beginning on or shortly before the record date for the distribution and continuing up to and through the distribution date, it is expected that there will be two markets in eBay common stock: a “regular-way” market and an “ex-distribution” market. Shares of eBay common stock that trade in the “regular-way” market will trade with an entitlement to shares of PayPal common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of PayPal common stock distributed pursuant to the distribution. If you hold shares of eBay common stock on the record date and then decide to sell any shares of eBay common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your shares of eBay common stock with or without your entitlement to PayPal common stock pursuant to the distribution.

Where will I be able to trade shares of PayPal common stock?	PayPal intends to apply to list its common stock on [—] under the symbol “[—].” PayPal anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before [—], 2015, the record date for the distribution, and will continue up to and through the distribution date and that “regular-way” trading in PayPal common stock will begin on the first trading day following the completion of the separation. If trading begins on a “when-issued” basis, you may purchase or sell PayPal common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. PayPal cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of eBay common stock?	eBay common stock will continue to trade on the NASDAQ Stock Market after the distribution under the symbol “EBAY.”

Will the number of shares of eBay common stock that I own change as a result of the distribution?	No. The number of shares of eBay common stock that you own will not change as a result of the distribution.

Will the distribution affect the market price of my eBay common stock?

Yes. As a result of the distribution, eBay expects the trading price of shares of eBay common stock immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the Payments business. There can be no assurance that the aggregate market value of the eBay common stock and the PayPal common stock following the separation will be higher or lower than the market value of eBay common stock if the separation and distribution did not occur. This means, for example, that the combined trading prices of [—] share of eBay common stock and one share of PayPal common stock after the distribution may be equal to, greater than or less than the trading price of [—] share of eBay common stock before the distribution.

What are the material U.S. federal income tax consequences of the distribution?	It is a condition to the completion of the distribution that eBay receive one or more opinions from outside counsel or tax advisors regarding the qualification of the distribution, together with certain related transactions, as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. Assuming that the distribution, together with certain related transactions, so qualifies, you will not recognize any gain or loss and no amount will be included in your income, upon your receipt of shares of PayPal common stock pursuant to the distribution for U.S. federal income tax purposes. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of PayPal common stock.

You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws. For more information regarding the material U.S. federal income tax consequences of the distribution, see the section entitled “Material U.S. Federal Income Tax Consequences.”

What will PayPal’s relationship be with eBay following the separation?	After the distribution, eBay and PayPal will be separate companies with separate management teams and separate boards of directors. PayPal will enter into a separation and distribution agreement with eBay to effect the separation and provide a framework for PayPal’s relationship with eBay after the separation and will enter into certain other agreements, such as an operating agreement, a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property matters agreement, an information technology services agreement, data sharing agreements and a product development agreement. These agreements will provide for the allocation between PayPal and eBay of eBay’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after PayPal’s separation from eBay and will govern the relationships between PayPal and eBay subsequent to the completion of the separation. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Party Transactions.”

Who will manage PayPal after the separation?	PayPal will benefit from a management team with an extensive background in the payments industry. Led by Daniel H. Schulman, who will be PayPal’s Chief Executive Officer and President after the separation, PayPal’s management team will possess deep knowledge of, and extensive experience in, its industry. For more information regarding PayPal’s management, see “Management.”

Are there risks associated with owning PayPal common stock?	Yes. Ownership of PayPal common stock is subject to both general and specific risks relating to PayPal’s business, the industry in which it operates, its ongoing contractual relationships with eBay and its status as a separate, publicly traded company. Ownership of PayPal common stock is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 15. You are encouraged to read that section carefully.

Does PayPal plan to pay dividends?	PayPal does not currently expect that it will pay a regular cash dividend. The declaration and payment of any dividends in the future by PayPal will be subject to the sole discretion of its board of directors and will depend upon many factors. See “Dividend Policy.”

Will PayPal incur any indebtedness prior to or at the time of the distribution?	[—] See “Description of Material Indebtedness” and “Risk Factors—Risks Related to PayPal’s Business.”

Who will be the distribution agent, transfer agent and registrar for the PayPal common stock?	The distribution agent, transfer agent and registrar for the PayPal common stock will be [—]. For questions relating to the transfer or mechanics of the stock distribution, you should contact [—] toll free at [—] or non-toll free at [—].

Where can I find more information about eBay and PayPal?	Before the distribution, if you have any questions relating to eBay’s business performance, you should contact:

eBay Inc.

2065 Hamilton Avenue

San Jose, California 95125

Attention: Investor Relations

(408) 376-7493

After the distribution, PayPal stockholders who have any questions relating to PayPal’s business performance should contact PayPal at:

PayPal Holdings, Inc.

2211 North First Street

San Jose, California 95131

Attention: Investor Relations

([—]) [—]-[—]

The PayPal investor website www.[—].com will be operational as of [—], 2015.

INFORMATION STATEMENT SUMMARY

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about PayPal assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “PayPal” refer to PayPal Holdings, Inc., a Delaware corporation, and its combined subsidiaries. References to PayPal’s historical business and operations refer to the business and operations of eBay’s Payments business that will be transferred to PayPal in connection with the separation and distribution. References in this information statement to “eBay” refer to eBay Inc., a Delaware corporation, and its consolidated subsidiaries, which prior to the distribution, but not after such date, includes the business and operations of PayPal.

PayPal

PayPal is a leading technology platform company that enables digital and mobile payments on behalf of consumers and merchants worldwide. We put our customers at the center of everything we do. We strive to increase our relevance for consumers, merchants, friends and family to access and move their money anywhere in the world, anytime, on any platform and through any device (e.g., mobile, tablets, personal computers or wearables). We provide safer and simpler ways for businesses of all sizes to accept payments from merchant websites, mobile devices and applications, and at offline retail locations through a wide range of payment solutions across our Payments Platform, including PayPal, PayPal Credit, Venmo and Braintree products.

We enable global commerce by providing payment solutions for our approximately 162 million active customer accounts in over 200 markets, while providing customers a choice of how they would like to pay or get paid. A market is a geographic area or political jurisdiction, such as a country, territory, or protectorate, in which we offer our services. An active customer account is a registered account that successfully sent or received at least one payment or payment reversal through our Payments Platform, excluding transactions processed through our gateway products, in the past 12 months. Our gateway products include our Payflow Payments and certain Braintree products. A payment gateway links a merchant’s website to that merchant’s processing network and merchant account.

We offer our customers the flexibility to use their account to both purchase and be paid for goods, as well as transfer and withdraw funds. A consumer can typically fund a purchase using a bank account, a PayPal account balance, a PayPal Credit account, a credit or debit card, or other stored value products such as coupons and gift cards. Our PayPal and Venmo products also make it safer and simpler for friends and family to transfer funds to each other using several of these funding sources. We offer merchants an end-to-end payments solution that provides authorization and settlement capabilities, as well as instant access to funds. We help merchants connect with their customers and manage risk. We measure the relevance of our products in the lives of our customers, and therefore the success of our business, through both payment volume and payment transactions. Payment volume is the value of payments, net of payment reversals, successfully completed through our Payments Platform, excluding transactions processed through our gateway products (“Total Payment Volume” or “TPV”). During 2014, our TPV was approximately $235 billion, representing growth of 26% over 2013. “Payment transactions” is the total number of payments, net of payment reversals, successfully completed through our Payments Platform, excluding transactions processed through our gateway products. During 2014, payment transactions were approximately 4.0 billion, representing growth of 22% over 2013.

Our Payments Platform is built to make the existing global financial infrastructure work for people in the digital age. PayPal allows people to make seamless transactions between different markets and networks. Our Payments Platform connects with financial institutions around the world, and allows consumers to make purchases using a broad range of payment methods, regardless of where a merchant is located. Consumers who use our Payments Platform can engage in cross-border shopping by sending payments to each other in over 200 markets across the globe and in more than 100 currencies. This enables merchants to increase sales volume by allowing them to sell across borders to a much larger base of consumers.

We generate revenues by charging fees for providing transaction processing and other payment-related services, primarily based on the volume of activity, or TPV, processed through our Payments Platform. We also earn revenue by providing value added services to consumers and merchants, such as PayPal Credit products. Our revenue growth is influenced by, among other things, consumer spending patterns, merchant adoption of payment methods other than traditional credit and debit cards and cash, the expansion of multi-channel retail, the growth of mobile devices and merchant applications on those devices, the growth of consumers with access to the internet globally, the pace of transition from paper-based forms of payment to digital forms of payment, our share of the digital payments market, and our ability to innovate new methods of payment that merchants and consumers find to be valuable. Our strategy is to drive revenue growth by:

•	Growing our core businesses globally through expanding our base of active customer accounts, increasing our customers’ use of our products and services by better addressing our customers’ everyday needs in managing and moving money and expanding the adoption of our solutions by new merchants and consumers;

•	Diversifying our existing business by seeking new areas of growth in markets around the world and focusing on innovation both in the digital and the physical world;

•	Providing software application developers with tools to quickly and easily integrate PayPal’s smart payment solutions into merchant and next generation mobile applications; and

•	Leveraging the data we accumulate through processing transactions to build strong risk capabilities that enable the identification of illegal, high-risk, or fraudulent transactions with the highest level of accuracy, without impacting legitimate transactions and while incurring minimal losses.

PayPal is a popular form of payment for mobile commerce, and our business has grown with the increased adoption of mobile devices. In December 2013, we completed our acquisition of Braintree to strengthen our position in mobile payments and extend our coverage to a new class of retailers who offer their services primarily through mobile applications. As part of that acquisition, we also acquired Venmo, which offers a leading mobile application to move money between friends and family using their mobile device.

We operate globally and in a rapidly evolving regulatory environment characterized by a heightened regulatory focus on all aspects of the payments industry. Some of the laws and regulations to which we are subject were enacted recently and many such laws and regulations, including those enacted prior to the advent of digital and mobile payments, are continuing to evolve through legislative and regulatory action and judicial interpretation. Changes in or non-compliance with laws and regulations, changes in the interpretation of laws and regulations, and the enactment of new laws and regulations applicable to us could have a material adverse impact on our business. Therefore, we monitor these areas closely to ensure compliant solutions for our customers who depend on us.

Summary of Risk Factors

An investment in our common stock is subject to a number of risks, including risks relating to PayPal’s business, results of operations and financial condition, risks related to the separation and risks related to our common stock. Set forth below are some, but not all, of these risks. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.

Risks Related to PayPal’s Business, Results of Operations and Financial Condition

•	Our operating and financial results come primarily from transactions involving payments made in a reporting period and are therefore subject to fluctuations that could adversely affect our business, financial condition, results of operations and cash flows, as well as the trading price of our common stock.

•	Global and regional economic conditions could harm our business.

•	Our success depends to a large degree on our ability to successfully address the rapidly evolving market for transactions on mobile devices.

•	If we cannot keep pace with rapid technological developments to provide new and innovative programs, products and services, the use of our products and our revenues could decline.

•	Changes in how consumers fund their PayPal transactions could harm our business.

•	Our business is subject to online security risks, including security breaches.

•	Systems failures and resulting interruptions in the availability of our websites, applications, products or services could harm our business.

•	Changes to payment card networks or bank fees, rules, or practices could harm our business.

•	Failure to deal effectively with fraud, fictitious transactions, bad transactions, and negative customer experiences would increase our loss rate and harm our business, and could severely diminish merchant and consumer confidence in and use of our services.

•	Any factors that reduce cross-border trade or make such trade more difficult could harm our business.

•	Our business is subject to extensive government regulation and oversight relating to the provision of financial services.

•	We are subject to consumer protection laws and regulations.

•	We are subject to anti-money laundering and counter-terrorist financing laws and regulations.

•	Regulation in the areas of privacy and protection of user data could harm our business.

•	PayPal is not a bank or licensed lender in the United States and relies upon third parties to make loans and provide the other products critical to our business.

•	Our credit products expose us to additional risks.

•	New and proposed laws and regulations could harm our business.

•	Substantial and increasingly intense competition worldwide in the global payments industry may harm our business.

Risks Related to the Separation

•	The combined post-separation value of eBay and PayPal common stock may not equal or exceed the pre-separation value of eBay common stock.

•	We may not achieve some or all of the expected benefits of the separation, and the separation could harm our business.

•	If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code, or the “Code,” eBay, PayPal and eBay stockholders could be subject to significant tax liabilities and, in certain circumstances, we could be required to indemnify eBay for material taxes pursuant to indemnification obligations under the tax matters agreement.

•	eBay will be a significant source of our revenues after the distribution.

Risks Related to our Common Stock

•	We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation, and following the separation, and the price of our common stock may fluctuate significantly.

•	There may be substantial changes in our stockholder base.

The Separation and Distribution

On September 30, 2014, eBay announced its intent to separate its Payments business and its Marketplaces business into two independent, publicly traded companies—PayPal and eBay. The separation will occur by means of a pro rata distribution to the eBay stockholders of 100% of the shares of common stock of PayPal, which was formed to own and operate eBay’s Payments business.

On [—], 2015, the eBay board of directors approved the distribution of all of PayPal’s issued and outstanding shares of common stock on the basis of one share of PayPal common stock for every [—] shares of eBay common stock held as of the close of business on [—], 2015, the record date for the distribution.

PayPal’s Post-Separation Relationship with eBay

After the distribution, eBay and PayPal will be separate companies with separate management teams and separate boards of directors. PayPal will have entered into a separation and distribution agreement with eBay, which is referred to in this information statement as the “separation agreement” or the “separation and distribution agreement.” In connection with the separation, PayPal will also enter into various other agreements to effect the separation and provide a framework for its relationship with eBay after the separation, such as an operating agreement, a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property matters agreement, an information technology services agreement, data sharing agreements and a product development agreement. These agreements will provide for the allocation between PayPal and eBay of eBay’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after PayPal’s separation from eBay and will govern key relationships between PayPal and eBay after the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Party Transactions.”

Reasons for the Separation

In the past, the eBay Inc. board of directors has considered whether and when it would make sense to separate PayPal from eBay. Until September 2014, the combination of the two businesses and the synergies and benefits they offered to each other were so valuable that the board determined that separation was not appropriate. The eBay board of directors believes that the creation of two independent public companies, with the new PayPal operating eBay’s Payments business, and eBay operating the Marketplaces business is in the best interests of eBay and its stockholders for a number of reasons. The eBay board of directors believes that:

•	The separation will allow each business to more effectively pursue its own distinct operating priorities, strategies and opportunities for long-term growth and profitability in the global commerce and payments landscape.

•	The separation will speed up decision-making at each company and allow each to adapt more quickly to the rapidly changing market and customer dynamics in their respective markets.

•	The separation will provide each company with increased flexibility to pursue new partnership and strategic opportunities that may have previously been unavailable for strategic or other reasons.

•	The separation will permit each company to implement a capital structure appropriate to its strategy and business needs and to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs. This will facilitate a more efficient allocation of capital.

•	The separation will facilitate incentive compensation arrangements for employees more directly tied to the performance of each company’s business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

•	The separation will provide each company with direct access to capital markets and facilitate the ability for each to capitalize on its unique growth opportunities and effect future acquisitions utilizing its common stock.

•	The separation will allow investors to separately value eBay and PayPal based on their distinct investment identities, including the merits, performance, growth profile, and future prospects of their respective businesses. The separation will also provide investors with two distinct and targeted investment opportunities.

The eBay board of directors also considered a number of potentially negative factors in evaluating the creation of independent public companies, including, among others, risks relating to the loss of synergy benefits between eBay and PayPal, and increased operating costs and one-time separation costs relating to the creation of a new public company, but concluded that certain of the synergy benefits could be preserved, at least for some significant period of time, through the operating and other agreements and that the potential benefits from separation outweighed these factors. For more information, see the sections entitled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.

Corporate Information

PayPal Holdings, Inc. was incorporated in Delaware in January 2015 for the purpose of owning and operating eBay’s Payments business in connection with the separation and distribution described herein. Prior to the contribution of this business to PayPal, which will occur prior to the distribution, PayPal will have no operations. The address of PayPal’s principal executive offices is PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131. PayPal’s telephone number after the distribution will be [—]. PayPal maintains an Internet site at www.[—].com. PayPal’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to stockholders of eBay who will receive shares of PayPal common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of PayPal’s securities. The information contained in this information statement is believed by PayPal to be accurate as of the date set forth on the cover of this information statement. Changes may occur after that date and neither eBay nor PayPal will update the information except in the normal course of their respective disclosure obligations and practices, or as required by applicable law.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data

The following summary financial data reflects the combined operations of PayPal. PayPal derived the summary combined income statement data for the years ended December 31, 2014, 2013 and 2012, and summary combined balance sheet data as of December 31, 2014 and 2013, as set forth below, from its audited combined financial statements, included elsewhere in this information statement. PayPal derived the summary combined balance sheet data as of December 31, 2012 from PayPal’s underlying financial records, which were derived from the financial records of eBay. The historical results do not necessarily indicate the results expected for any future period. To ensure a full understanding of this summary financial data, you should read the summary combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this information statement.

The summary unaudited pro forma condensed combined balance sheet data for the year ended December 31, 2014 has been prepared to reflect the separation as of December 31, 2014. The unaudited pro forma condensed combined income statement data presented for the year ended December 31, 2014 assumes the spin-off occurred on January 1, 2014. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and PayPal believes such assumptions are reasonable under the circumstances.

The unaudited pro forma condensed combined financial statements may not be indicative of PayPal’s results of operations or financial condition had the distribution and its anticipated post-separation capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had PayPal been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of its future results of operations or financial condition.

Historical basic and diluted earnings per share are not presented because PayPal’s financial information has been prepared on a combined basis. These financial statements have not been prepared for a single legal entity that had share capital throughout the entire historical period and, accordingly, EPS for these periods has not been provided.

You should read this summary financial data together with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Capitalization,” “Selected Historical Combined Financial Data of PayPal,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included in this information statement.

	Year Ended December 31,
	Pro Forma 2014	2014	2013	2012
	(In millions)
Combined statement of income data
Net revenue	$8,012	$8,025	$6,727	$5,662
Operating income	1,233	1,268	1,091	880
Net income	388	419	955	778

Pro forma earnings per share
Basic	[—]
Diluted	[—]
Combined balance sheet data
Cash and cash equivalents	—	2,201	1,604	1,414
Current assets	—	17,565	14,620	12,403
Non-current assets	—	4,352	4,540	3,780
Total assets	—	21,917	19,160	16,183
Current liabilities	—	13,283	11,261	9,574
Long term liabilities	—	386	509	428
Total liabilities	—	13,669	11,770	10,002
Total equity	—	8,248	7,390	6,181

RISK FACTORS

The following discussion is divided into three sections. The first section, which begins immediately following this paragraph, discusses some of the risks that may affect our business, results of operations and financial condition. The second section, captioned “Risk Related to the Separation,” discusses some of the risks relating to our plan to separate PayPal into an independent publicly traded company. The third section, captioned “Risks Related to Our Common Stock,” discusses some of the risk relating to an investment in PayPal’s Common Stock. You should carefully review all of these sections, as well as our combined financial statements and notes thereto and the other information appearing in this report, for important information regarding risks that affect us.

Risk Factors That May Affect Our Business, Results of Operations and Financial Condition

Our operating and financial results come primarily from transactions involving payments made in a reporting period and are therefore subject to fluctuations that could adversely affect our business, financial condition, results of operations and cash flows, as well as the trading price of our common stock.

Our operating and financial results have varied on a quarterly basis during our operating history and may continue to fluctuate significantly as a result of a variety of factors, including as a result of the risks set forth in this “Risk Factors” section. It is difficult for us to forecast the level or source of our revenues or earnings (loss) accurately. In view of the rapidly evolving nature of our business, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. We do not have backlog, and substantially all of our net revenues each quarter come primarily from transactions involving payments during that quarter. Due to the inherent difficulty in forecasting revenues, it is also difficult to forecast expenses as a percentage of net revenues. Quarterly and annual expenses as a percentage of net revenues reflected in our combined financial statements may be significantly different from historical or projected rates. Our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. The trading price of our common stock could decline, perhaps substantially, as a result of the factors described in this paragraph.

Global and regional economic conditions could harm our business.

Our operations and performance depend significantly on global and regional economic conditions. Adverse economic conditions and events (including volatility or distress in the equity and/or debt or credit markets and fluctuations in foreign currency exchange rates) have in the past negatively impacted regional and global financial markets and will likely continue to do so from time to time in the future. These events and conditions could have a negative and adverse impact on the companies and customers with which we do business. In addition, financial turmoil affecting the banking system or financial markets could cause additional consolidation of the financial services industry, or significant financial service institution failures, new or incremental tightening in the credit markets, low liquidity, and extreme volatility in fixed income, credit, currency, and equity markets. Adverse impacts to the companies and customers with which we do business, the banking system, or financial markets could have a material adverse effect on our business, including a reduction in the volume and prices of transactions on our payments platforms.

Our success depends to a large degree on our ability to successfully address the rapidly evolving market for transactions on mobile devices.

Mobile devices are increasingly used for ecommerce transactions and payments. A significant and growing portion of our customers access our platforms through mobile devices. We may lose customers if we are not able to continue to meet our customers’ mobile and multi-screen experience expectations. The variety of technical and other configurations across different mobile devices and platforms increases the challenges associated with this environment. In addition, a number of other companies with significant resources and a number of innovative startups have introduced products and services focusing on mobile markets.

Our ability to successfully address the challenges posed by the rapidly evolving market for mobile transactions is crucial to our continued success, and any failure to continuously increase the volume of mobile transactions effected through our platforms could harm our business.

If we cannot keep pace with rapid technological developments to provide new and innovative programs, products and services, the use of our products and our revenues could decline.

Rapid, significant technological changes continue to confront the industries in which we operate, including developments in smart cards, tokenization, ecommerce, mobile, and radio frequency and proximity payment devices, such as contactless payments. We cannot predict the effect of technological changes on our business. In addition to our own initiatives and innovations, we rely in part on third parties, including some of our competitors, for the development of and access to new technologies. We expect that new services and technologies applicable to the industries in which we operate will continue to emerge. These new services and technologies may be superior to, or render obsolete, the technologies we currently use in our products and services. Incorporating new technologies into our products and services may require substantial expenditures and take considerable time, and ultimately may not be successful. In addition, our ability to adopt new services and develop new technologies may be inhibited by industry-wide standards, payments networks, new laws and regulations, resistance to change from consumers or merchants, or third parties’ intellectual property rights. Our success will depend on our ability to develop new technologies and adapt to technological changes and evolving industry standards.

Changes in how consumers fund their PayPal transactions could harm our business.

We pay significant transaction fees when consumers fund payment transactions using credit cards, lower fees when consumers fund payments with debit cards, nominal fees when consumers fund payment transactions by electronic transfer of funds from bank accounts, and no fees when consumers fund payment transactions from an existing PayPal account balance or through the PayPal Credit products. Our financial success is highly sensitive to changes in the rate at which our consumers fund payments using credit and debit cards, which can significantly increase our costs. Some of our consumers may prefer to use credit and debit cards if these cards offer functionality and benefits not associated with the use of their bank accounts. Some of our offerings, including the ability of consumers to make a limited number of “guest” payments without opening a PayPal account, have a higher rate of payment card funding than our basic product offering. An increase in the portion of our payment volume using credit and debit cards would materially and adversely affect our financial performance. Some of our plans to lower our funding costs, including both the PayPal Credit products and the ability for consumers to defer payment for a short period of time on some transactions, may increase the risk to us of nonpayment by consumers. An increase in fees associated with our funding mix or in losses associated with nonpayment by consumers could harm our business.

Our business is subject to online security risks, including security breaches.

Our business involves the storage and transmission of customers’ personal financial information. In addition, a significant number of our customers authorize us to bill their payment card accounts directly for all transaction and other fees charged by us. We have built our reputation on the premise that our payments platform offers customers a secure way to make payments. An increasing number of websites, including those owned by several other large Internet and offline companies, have disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their websites or infrastructure. In May 2014, eBay Inc. publicly announced that criminals were able to penetrate and steal certain data, including user names, encrypted user passwords and other non-financial user data from certain of its Marketplaces business unit databases, which led to Marketplaces requiring a password reset and fewer transactions using our PayPal services. A breach of security at PayPal could have negative consequences to our reputation, which could result in our customers using our services less often, and have significant out-of-pocket financial impact.

The techniques used to obtain unauthorized access, disable, or degrade service, or sabotage systems, change frequently, may be difficult to detect for a long time, and often are not recognized until launched against a target. Certain efforts may be state sponsored and supported by significant financial and technological resources and therefore may be even more difficult to detect. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. Unauthorized parties may also attempt to gain access to our systems or facilities through various means, including hacking into our systems or facilities, fraud, trickery or other means of deceiving our employees, contractors and temporary staff. A party that is able to circumvent our security measures could misappropriate our or our customers’ personal proprietary information, cause interruption in our operations and damage our computers or those of our customers. In addition, our customers have been and likely will continue to be targeted by parties using fraudulent “spoof” and “phishing” emails to misappropriate user names, passwords, payment card numbers, or other personal information or to introduce viruses or other malware through “trojan horse” programs to our customers’ computers. Also, our information technology and infrastructure may be vulnerable to cyberattacks or security incidents and third parties may be able to access our customers’ proprietary information and payment card data that are stored on or accessible through our systems. Any security breach at a company providing services to us or our customers could have similar effects. Because we promote to our customers that our payments platform offers a secure way to make payments, a security breach would have a significant impact on our reputation.

In addition, under payment card rules and our contracts with our card processors, if there is a breach of payment card information that we store, or that is stored by our direct payment card processing customers, we could be liable to the payment card issuing banks for their cost of issuing new cards and related expenses. If we were unable to accept payment cards, our business would be harmed. Additionally, financial services regulators in various jurisdictions, including the United States and the European Union, have implemented or are considering proposals to impose new authentication requirements on banks and payment processors intended to reduce online fraud, which could impose significant costs, require us to change our business practices, make it more difficult for new customers to join PayPal, and reduce the ease of use of our products, which could harm our business.

We may also need to expend significant additional resources to protect against security breaches or to redress problems caused by breaches. These issues are likely to become more difficult and costly as we expand the number of markets where we operate. Additionally, our insurance policies carry low coverage limits, which may not be adequate to reimburse us for losses caused by security breaches and we may not be able to fully collect, if at all, under these insurance policies.

Systems failures and resulting interruptions in the availability of our websites, applications, products or services could harm our business.

Our systems may experience service interruptions or degradation because of hardware and software defects or malfunctions, computer denial-of-service and other cyberattacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, or other events. Our systems are also subject to break-ins, sabotage and intentional acts of vandalism. Some of our systems are not fully redundant and our disaster recovery planning is not sufficient for all eventualities. In addition, as a provider of payments solutions, we are subject to increased scrutiny by regulators that may require specific business continuity and disaster recovery plans and more rigorous testing of such plans. This increased scrutiny may be costly and time consuming and may divert our resources from other business priorities.

We have experienced and will likely continue to experience system failures, denial of service attacks and other events or conditions from time to time that interrupt the availability or reduce the speed or functionality of our websites and mobile applications. These events have resulted and likely will result in loss of revenue. A prolonged interruption in the availability or reduction in the speed or other functionality of our websites and mobile applications could materially harm our business. Frequent or persistent interruptions in our services could cause current or potential customers to believe that our systems are unreliable, leading them to switch to our competitors or to avoid our sites, and could permanently harm our reputation and brands. Moreover, to the extent that any system failure or similar event results in damages to our customers or their businesses, these customers could seek significant compensation from us for their losses and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

Our website has suffered significant intermittent unavailability, including for example, transaction failures which affected some customers in the United Kingdom for over 24 hours in August 2014 and mobile login failures which affected some customers for several hours in April 2014. Reliability is particularly critical for us because the full-time availability of our PayPal services is critical to our goal of gaining widespread acceptance among consumers and merchants for digital and mobile payments. We have undertaken certain system upgrades and re-platforming efforts designed to improve our reliability and speed. These efforts are costly and time consuming, involve significant technical risk and may divert our resources from new features and products, and there can be no guarantee that these efforts will succeed. Because we are a regulated financial institution, frequent or persistent site interruptions could lead to regulatory scrutiny, significant fines and penalties, or mandatory and costly changes to our business practices, and ultimately could cause us to lose existing licenses we need to operate or prevent us from obtaining additional licenses that we need to expand.

We also rely on facilities, components and services supplied by third parties and our business may be materially adversely affected to the extent these components or services do not meet our expectations or these third parties cease to provide the services or facilities. In particular, a decision by any of our third party hosting providers to close a facility that we use could cause system interruptions and delays, result in loss of critical data and cause lengthy interruptions in our services. We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in our service as a result of systems failures and similar events.

Changes to payment card networks or bank fees, rules, or practices could harm our business.

We do not directly access the payment card networks, such as Visa and MasterCard, that enable our acceptance of credit cards and debit cards (including some types of prepaid cards). As a result, we must rely on banks or other payment processors to process transactions, and must pay fees for the services. From time to time, payment card networks have increased, and may increase in the future, the interchange fees and assessments that they charge for each transaction which accesses their networks. Our payment card processors have the right to pass any increases in interchange fees and assessments on to us as well as increase their own fees for processing. Any changes in interchange fees and assessments could increase our operating costs and reduce our operating income.

In addition, in some jurisdictions, governments have required Visa and MasterCard to reduce interchange fees, or have opened investigations as to whether Visa’s or MasterCard’s interchange fees and practices violate antitrust law. In the United States, the Federal Reserve Board issued a final rule capping debit card interchange fees at significantly lower rates than Visa or MasterCard previously charged. In the European Union, the Multilateral Interchange Fee (“MIF”) Regulation limits credit and debit interchange fees for payments to 0.3% and 0.2%, respectively. The MIF Regulation, which is expected to become effective in the second half of 2015, may significantly impact our pricing policy in the European Union. Any such material reduction in credit or debit card interchange rates in the United States or other markets could jeopardize our competitive position against traditional credit and debit card processors, although it would also lower our costs. Future changes to those regulations or to our business could potentially cause us to be treated as a payment card network, which could subject us to additional regulation and require us to change our business practices, which could reduce our revenue and adversely affect our business.

We are required by our processors to comply with payment card network operating rules, including special operating rules for payment service providers to merchants, and we have agreed to reimburse our processors for any fines they are assessed by payment card networks as a result of any rule violations by us or our merchants.

The payment card networks set and interpret the card operating rules. Payment card networks have from time to time alleged that various aspects of our business model violate these operating rules. If such allegations are not resolved, they could result in material fines and penalties or require changes in our business that may be costly. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules that we or our processors might find difficult or even impossible to follow, or costly to implement. As a result, we could lose our ability to give consumers the option of using payment cards to fund their payments or the choice of currency in which they would like their card to be charged. If we were unable to accept payment cards or were meaningfully limited in our ability to do so, our business would be harmed.

We and our payment card processors have implemented specific business processes for merchants in order to comply with operating rules for providing services to merchants, but any failure to comply could result in fines. We also could be, and in the past have been, subject to fines from payment card networks if we fail to detect that merchants are engaging in activities that are illegal or that are considered “high risk,” primarily the sale of certain types of digital content. For “high risk” merchants, we must either prevent such merchants from using our PayPal services or register such merchants with the payment card networks and conduct additional monitoring with respect to such merchants. Although the amount of these fines has not been material to date, any additional fines in the future could become material and could result in a termination of our ability to accept payment cards or require changes in our process for registering new customers. This would significantly damage our business. Our retail point-of-sale solution and PayPal Here product are also subject to payment card network operating rules, which may increase the costs of those products or otherwise negatively impact their deployment.

Failure to deal effectively with fraud, fictitious transactions, bad transactions, and negative customer experiences would increase our loss rate and harm our business, and could severely diminish merchant and consumer confidence in and use of our services.

We incur substantial losses due to claims from consumers that merchants have not performed or that their goods or services do not match the merchant’s description. We seek to recover such losses from the merchant, but may not be able to recover in full if the merchant is unwilling or unable to pay. We also incur losses from claims that the consumer did not authorize the purchase, from consumer fraud, from erroneous transmissions and from customers who have closed bank accounts or have insufficient funds in them to satisfy payments. In addition, if losses incurred by us related to payment card transactions become excessive, they could potentially result in our losing the right to accept payment cards for payment. In the event that we were unable to accept payment cards, the number of transactions processed through our PayPal services would decrease substantially and our business could be harmed. We are similarly subject to the risk of fraudulent activity associated with merchants, consumers of PayPal Credit products and third parties handling our user information. We have taken measures to detect and reduce the risk of fraud, but these measures need to be continually improved and may not be effective against new and continually evolving forms of fraud or in connection with new product offerings. If these measures do not succeed, our business could be harmed.

Any factors that reduce cross-border trade or make such trade more difficult could harm our business.

Cross-border trade is an important source of both revenue and profits for us. For the year ended December 31, 2014, approximately 24% of total payment volume (“TPV”) involved cross-border trade (i.e., transactions where the merchant and consumer were in different countries). Cross-border transactions generally provide higher revenues and operating income than similar transactions that take place within a single country or market. Cross-border trade also represents our primary (or in some cases, only) presence in certain important markets, such as China.

Cross-border trade is subject to, and may be impacted by, foreign exchange rate fluctuations. In addition, the potential interpretation and application of laws of multiple jurisdictions (e.g., the jurisdiction of the merchant and the consumer) are often extremely complicated in the context of cross-border trade. The interpretation and/or application of such laws could impose restrictions on cross-border trade. Any factors that increase the costs of cross-border trade or restrict, delay, or make cross-border trade more difficult or impractical would lower our revenues and profits and could harm our business.

Our business is subject to extensive government regulation and oversight relating to the provision of financial services.

We are subject to various laws and regulations in the United States and other countries where we operate. Such laws and regulations include those governing banking, deposit taking, cross-border and domestic money transmission, foreign exchange, and payment services, such as payment processing and settlement services. The legal and regulatory requirements that apply to us vary in the markets where we operate and have increased over time as the geographical scope and complexity of our business and products have expanded. While we have a compliance program focused on compliance with applicable laws and regulations and have increased the resources allocated to that program in the last several years, we may still be subject to fines or other enforcement actions in one or more jurisdictions or be required to make changes to our business practices or compliance programs in the future. Non-compliance could also result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions. Costs associated with fines, enforcement actions, as well as reputational harm, changes in compliance requirements or limits on our ability to expand our product offerings could harm our business.

PayPal has obtained licenses to operate as a money transmitter (or its equivalent) in the United States, in the states where it is required, and the District of Columbia, the U.S. Virgin Islands and Puerto Rico. Our subsidiary, Venmo, is also licensed as a money transmitter in certain U.S. states. As licensed money transmitters, PayPal and Venmo are subject to restrictions with respect to their investment of customer funds, reporting requirements, bonding requirements and inspection by state regulatory agencies. Accordingly, we could be subject to liability and/or additional restrictions, forced to cease doing business with residents of certain states, forced to change our business practices or be required to obtain additional licenses or regulatory approvals that could impose substantial cost if we violate these laws or regulations.

While we currently allow our consumers with credit cards to send payments from approximately 200 markets, we allow customers in only approximately half of those markets (including the United States) to also receive payments, in some cases with significant restrictions on the manner in which customers can withdraw funds. These limitations may affect our ability to grow in these markets. Of the markets whose residents can use our PayPal services, approximately 30 markets are in member states of the European Union. We provide localized versions of our service to customers in the European Union through PayPal (Europe) S.à r.l. et Cie, SCA (“PayPal (Europe)”), our wholly-owned subsidiary that is licensed and subject to regulation as a bank in Luxembourg. Accordingly, PayPal (Europe) is subject to significant fines or other enforcement action if it violates the disclosure, reporting, anti-money-laundering, capitalization, funds management, corporate governance, privacy, information security, bank secrecy, taxation, sanctions, or other requirements imposed on Luxembourg banks. Any fines or other enforcement actions could adversely affect our business. In addition, European Union laws and regulations are typically subject to different and potentially inconsistent interpretations by the countries that are members of the European Union, which can make compliance more costly and operationally difficult to manage.

In many markets, such as China, much of Southeast Asia and South America, we serve our customers through PayPal Pte. Ltd., our wholly-owned subsidiary that is based in Singapore. PayPal Pte. Ltd. is supervised by the Monetary Authority of Singapore as a holder of a stored value facility and does not hold a remittance license. As a result, PayPal Pte. Ltd. is not able to offer remittance payments (including donations to charities) in Singapore, and can only offer payments for the purchase of goods and services. In many of the markets (other than Singapore) served by PayPal Pte. Ltd., it is not clear whether our Singapore-based service is subject only to Singapore law or, if it is subject to local laws, whether such local laws would require a payment processor like us to be licensed as a bank or financial institution or otherwise.

In Australia, we serve our customers through PayPal Australia Pty. Ltd., which is licensed by the Australian Securities and Investments Commission as a financial product and by the Australian Prudential Regulation Authority as a purchased payment facility provider, which is a type of authorized depository institution.

Accordingly, PayPal Australia would be subject to significant fines or other enforcement action if it violates the disclosure, reporting, anti-money laundering, capitalization, privacy, corporate governance or other requirements imposed on Australian depository institutions.

We are also subject to regulation in other markets in which we do business and we have been and expect to continue to be required to apply for various licenses, certifications and regulatory approvals in a number of the countries where we have operations, such as Canada, Turkey, China, Mexico, Brazil and Hong Kong. There can be no assurance that PayPal will be able to obtain any such licenses. Even if PayPal were able to obtain such licenses, there are substantial costs and potential product changes involved in maintaining such licenses, and PayPal would be subject to fines or other enforcement action if it violates disclosure, reporting, anti-money laundering, capitalization, corporate governance or other requirements of such licenses. These factors could impose substantial additional costs and involve considerable delay to the development or provision of PayPal’s products in certain countries.

In many other countries it may not be clear whether we are required to be licensed as a bank, financial institution or otherwise. In such markets, we may rely on partnerships with local banks to process payments and conduct foreign exchange in local currency. Local regulators may use their power to slow or halt payments to local merchants conducted through our local banking partner. Such regulatory actions or the need to obtain licenses, certifications or other regulatory approvals could impose substantial costs and involve considerable delay to the provision or development of our PayPal services in a given market, or could require significant and costly operational changes or prevent us from providing any services in a given market.

We are subject to consumer protection laws and regulations.

We are subject to consumer protection laws and regulations in the United States and the other countries in which we operate. We are focused on compliance with these laws and regulations and have programs designed to comply with new and existing consumer protection requirements. However, any errors, failures, or delays in complying with such consumer protection laws and regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions, as well as reputational harm. Any new consumer protection laws and regulations (or changes to, or expansion of, the interpretation or application of existing laws and regulations) applicable to us could subject us to additional restrictions on our operations, additional compliance and licensure requirements, and increased regulatory scrutiny, which could force us to change our business practices or limit our ability to grow our business. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow our business, could have an adverse effect on our financial results and harm our business.

Although there have been no definitive interpretations to date, we have taken actions as though our services are subject to the Electronic Fund Transfer Act and Regulation E issued by the Consumer Financial Protection Bureau (“CFPB”). Under such regulations, among other things, we are required to provide advance disclosure of changes to our services, to follow specified error resolution procedures and to reimburse consumers for losses from certain transactions not authorized by the consumer. Additionally, even technical violations of these laws can result in penalties of up to $1,000 for each non-compliant transaction or up to $500,000 per violation in any class action, and we could also be liable for plaintiffs’ attorneys’ fees. In the second quarter of 2010, two putative class-action lawsuits (Devinda Fernando and Vadim Tsigel v. PayPal, Inc. and Moises Zepeda v. PayPal, Inc.) were filed in the U.S. District Court for the Northern District of California. These lawsuits contain allegations related to violations of aspects of the Electronic Fund Transfer Act and Regulation E and violations of a previous settlement agreement related to Regulation E, and/or allege that we improperly held consumer funds or otherwise improperly limited consumer accounts. These lawsuits seek damages as well as changes to our business practices, among other remedies. A determination that there have been violations of the Electronic Fund Transfer Act, Regulation E or violations of other laws relating to our business practices could expose us to significant liability. Any changes to our business practices resulting from these lawsuits could require us to incur significant costs and to expend substantial resources, which could delay other planned product launches or improvements and further harm our business.

The financial services sector has been increasingly subject to regulatory scrutiny. In January 2012, the CFPB finalized rules under Regulation E, mandated by the Dodd-Frank Act, which required us, beginning in October 2013, to provide additional disclosures, error resolution rights, and cancellation rights to U.S. consumers who make international remittance payments. In November 2014, the CFPB proposed a new prepaid account rule that would apply to prepaid cards and mobile wallets, including PayPal accounts. In December 2014, we became subject to CFPB supervision and examination pursuant to a new regulation that allows the CFPB to supervise all companies, including PayPal, that provide more than one million international money transfers per year. Under the regulation, CFPB examiners are now able to examine us for compliance with the remittance transfer rule and other laws and regulations. We expect an initial examination to commence in the second quarter of 2015. For other matters relating to regulation by the CFPB, please see the section of this information statement entitled “Business—Legal and Regulatory Proceedings.”

PayPal (Europe) implements its localized services in European Union countries through a “passport” notification process through the Luxembourg regulator to regulators in other European Union member states pursuant to European Union Directives, and has completed the “passport” notification process in all European Union member countries other than Croatia. The regulators in these countries could notify PayPal (Europe) of local consumer protection laws that apply to its business, in addition to Luxembourg consumer protection law, and could also seek to persuade the Luxembourg regulator to order PayPal (Europe) to conduct its activities in the local country through a branch office. These or similar actions by these regulators could increase the cost of, or delay, our plans for expanding our business in European Union countries. In addition, the countries that are members of the European Union may each have different and potentially inconsistent interpretations of regulations implementing the European Union Payment Services Directive, which could make compliance more costly and operationally difficult to manage. The European Commission has proposed revisions to the Payments Services and Anti-Money Laundering Directives, which could further make compliance more costly and operationally difficult to manage. Finally, if the assets of PayPal (Europe) exceed certain thresholds, PayPal (Europe) could become regulated by the European Central Bank rather than Luxembourg, which would likely increase its costs.

We are subject to anti-money laundering and counter-terrorist financing laws and regulations.

We are subject to various anti-money laundering and counter-terrorist financing laws and regulations around the world that prohibit, among other things, our involvement in transferring the proceeds of criminal activities. We have programs designed to comply with new and existing legal and regulatory requirements. However, any errors, failures, or delays in complying with federal, state or foreign anti-money laundering or counter-terrorist financing laws and regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions, as well as reputational harm. For a discussion of our dealings with the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), please see the section of this information statement entitled “Business—Legal and Regulatory Proceedings.”

U.S. regulators have increased their scrutiny of compliance with these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor international and domestic transactions. Several countries in which we are regulated have also implemented new anti-money laundering and counter-terrorist financing laws and regulations, and we have had to make changes to our compliance program in response. Regulators regularly re-examine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow our business could harm our business and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.

Regulation in the areas of privacy and protection of user data could harm our business.

We are subject to laws relating to the collection, use, retention, security, and transfer of personally identifiable information about our customers around the world. Much of the personal information that we collect, especially financial information, is regulated by multiple laws. User data protection laws may be interpreted and applied inconsistently from country to country. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among ourselves, our subsidiaries, and other parties with which we have commercial relations. These laws continue to develop in ways we cannot predict and that may harm our business.

Regulatory scrutiny of privacy, user data protection, use of data and data collection is increasing on a global basis. We are subject to a number of privacy and similar laws and regulations in the countries in which we operate and these laws and regulations will likely continue to evolve over time, both through regulatory and legislative action and judicial decisions. Some of these laws impose requirements that are inconsistent with one another, yet regulators may claim that both apply. Complying with these varying national requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business and violations of privacy-related laws can result in significant penalties. In addition, compliance with these laws may restrict our ability to provide services to our customers that they may find to be valuable. A determination that there have been violations of laws relating to our practices under communications-based laws could expose us to significant damage awards, fines and other penalties that could, individually or in the aggregate, materially harm our business. In particular, because of the enormous number of texts, emails and other communications we send to our customers, communications laws that provide a specified monetary damage award or fine for each violation (such as those described below) could result in particularly large awards or fines.

For example, the Federal Communications Commission amended certain of its regulations under the Telephone Consumer Protection Act, or TCPA, in 2012 and 2013 in a manner that could increase our exposure to liability for certain types of telephonic communication with customers, including but not limited to text messages to mobile phones. Under the TCPA, plaintiffs may seek actual monetary loss or statutory damages of $500 per violation, whichever is greater, and courts may treble the damage award for willful or knowing violations. We are regularly subject to class-action lawsuits, as well as individual lawsuits, containing allegations that our business violated the TCPA. We recently settled Murray v. Bill Me Later (filed in the U.S. District Court for the Northern District of Illinois in June 2012), which alleged that Bill Me Later made calls featuring artificial or prerecorded voices without prior consent. These lawsuits, and other private lawsuits not currently alleged as class actions, seek damages (including statutory damages) and injunctive relief, among other remedies. Given the enormous number of communications we send to our customers, a determination that there have been violations of the TCPA or other communications-based statutes could expose us to significant damage awards that could, individually or in the aggregate, materially harm our business.

We post on our websites our privacy policies and practices concerning the collection, use and disclosure of user data. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any regulatory requirements or orders or other federal, state or international privacy or consumer protection-related laws and regulations could result in proceedings or actions against us by governmental entities or others (e.g., class action privacy litigation), subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and adversely affect our business. Data collection, privacy and security have become the subject of increasing public concern. If Internet and mobile customers were to reduce their use of our websites, mobile platforms, products, and services as a result of these concerns, our business could be harmed. As noted above, we are also subject to the possibility of security breaches, which themselves may result in a violation of these laws.

PayPal is not a bank or licensed lender in the United States and relies upon third parties to make loans and provide the other products critical to our business.

As PayPal is neither a chartered financial institution nor licensed to make loans in any state, we must rely on a bank or licensed lender to offer the PayPal Credit products in the United States. Currently, when a U.S. consumer makes a purchase using a PayPal Credit product, a chartered financial institution extends credit to the consumer, funds the extension of credit at the point of sale, and advances funds to the merchant. We subsequently purchase and retain most of the receivables related to the consumer loans made by the chartered financial institution and, as a result, bear most of the risk of loss in the event of loan defaults. Although the chartered financial institution continues to own each of the consumer accounts, we own most of the related consumer loan receivables, and we are also responsible for servicing functions related to the consumer account.

Comenity Capital Bank and WebBank, which are both industrial banks chartered by the State of Utah, currently issue PayPal Credit products in the United States, with Comenity Capital Bank originating the majority of new loans. As part of this arrangement, WebBank has agreed to take ownership of (and originate loans with respect to) all consumer accounts in the event of a termination or interruption in Comenity Capital Bank’s ability to lend. Nevertheless, any termination or interruption of WebBank’s or Comenity Capital Bank’s ability to lend could result in the inability to originate any new PayPal Credit products, which would require us either to reach a similar arrangement with another chartered financial institution, which, if possible at all, may not be available on favorable terms, or to obtain our own bank charter, which would be a time-consuming and costly process and would subject us to a number of additional laws and regulations, compliance with which would be burdensome.

The PayPal Credit products also rely on third-party merchant processors and payment gateways to process transactions. For the year ended December 31, 2014, approximately 16% of all transaction volume by dollar amount through the PayPal Credit products was settled through the facilities of a single vendor. Any disruption to these third-party payment processing and gateway services would adversely affect the PayPal Credit products.

Our credit products expose us to additional risks.

Our PayPal Credit products are offered to a wide range of consumers, and the financial success of these products depends on our ability and the ability of the banks issuing the PayPal Credit products to manage the credit risk related to these products. The lenders extend credit at the point of sale using our proprietary segmentation and credit scoring algorithms and other analytical techniques designed to analyze the credit risk of specific consumers based on their past purchasing and payment history as well as their credit scores. These algorithms and techniques may not accurately predict the creditworthiness of a consumer due to inaccurate assumptions about a particular consumer or the economic environment, among other factors. The accuracy of the predictions and the ability of the lenders and our ability to manage credit risk related to the PayPal Credit products may also be affected by legal or regulatory changes (e.g., bankruptcy laws and minimum payment regulations), competitors’ actions, changes in consumer behavior, and other factors. A lender may incorrectly interpret the data produced by these algorithms in setting its credit policies, which may impact the financial performance of the PayPal Credit products. In addition, economic and financial conditions may affect consumer confidence levels and reduce consumers’ ability or willingness to use credit, including the credit extended by a lender to PayPal Credit account holders who use the PayPal Credit products, which could harm our business. As of December 31, 2014, approximately $20.2 billion of unused credit was available to PayPal Credit account holders. While this amount represents the total unused credit available, we have not experienced, and do not anticipate, that all of our PayPal Credit account holders will access their entire available credit at any given point in time. In addition, the individual lines of credit that make up this unused credit are subject to periodic review and termination by the chartered financial institutions that are the issuer of PayPal Credit products based on, among other things, account usage and consumer creditworthiness.

Over the past several years, the volume of credit extended by the financial institutions issuing the PayPal Credit products has increased. In the United States, we purchase the receivables relating to these consumer loans extended by the issuing banks, and therefore bear the risk of loss in the event of loan defaults. Like other businesses with significant exposure to losses from consumer credit, we face the risk that PayPal Credit account holders will default on their payment obligations, making the receivables uncollectible and creating the risk of potential charge-offs. The rate at which receivables were charged off as uncollectible, or the net charge-off rate, was approximately 5.67% for the year ended December 31, 2014. The non-payment rate among PayPal Credit account holders may increase due to, among other things, changes to underwriting standards by us and the financial institutions issuing the PayPal Credit products, worsening economic conditions, such as a recession or greater austerity in various countries, and high unemployment rates. Consumers who miss payments often fail to repay their loans, and consumers who file for protection under the bankruptcy laws generally do not repay their loans.

We have entered into an agreement with Synchrony (formerly GE Capital Retail Bank) pursuant to which we, one of our affiliates, or a third party partner of ours, will purchase, subject to certain conditions, a dual-branded retail credit card portfolio from Synchrony. We will ultimately own the related consumer loan receivables. This transaction is currently expected to close in the fourth quarter of 2016, although there can be no assurance that this transaction will close on terms currently contemplated, or at all. If this transaction is consummated, it will increase the risks relating to our ownership of consumer loan receivables.

In 2013, we began a program, working with WebBank, for WebBank to offer working capital financing to selected merchants in the United States, and for us to purchase the related receivables. Similar programs are also available in the United Kingdom and Australia. Loans to merchants present risks similar to those discussed above associated with the PayPal Credit products.

We purchase receivables related to PayPal Credit products and other credit accounts. If we are unable to fund our purchase of these receivables adequately or in a cost-effective manner, or if we are unable to efficiently manage the cash resources utilized to purchase these receivables, our business could be harmed.

New and proposed laws and regulations could harm our business.

We are subject to laws and regulations affecting our domestic and international operations in a number of other areas, including data privacy requirements, intellectual property ownership and infringement, tax, anti-competition, export requirements, anti-corruption, labor, advertising, billing, promotions, quality of services, environmental, and health and safety regulations. It is not always clear how these laws and regulations apply to our business. Many of these laws and regulations were adopted prior to the advent of the Internet, mobile, and related technologies and, as a result, do not contemplate or address the unique issues of the Internet, mobile and related technologies. Many of these laws, including some of those that do reference the Internet, mobile and related technologies are subject to interpretation by the courts on an ongoing basis and, as a result, their applicability and scope remain uncertain.

Compliance with these laws, regulations, and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. For example, new or proposed laws in certain countries require us to maintain separate servers in those countries so that all personal data of citizens of that country are maintained locally. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could individually or in the aggregate make our products and services less attractive to our customers, delay the introduction of new products or services in one or more regions, or cause us to change or limit our business practices. We have implemented policies and procedures designed to ensure compliance with applicable laws and regulations, but there can be no assurance that our employees, contractors, or agents will not violate such laws and regulations or our policies and procedures.

Financial and political events have increased the level of regulatory scrutiny on large companies, and regulatory agencies may view matters or interpret laws and regulations differently than they have in the past and in a manner adverse to our business. Our success and increased visibility have driven existing businesses that perceive us to be a threat to their businesses to raise concerns about our business models to policymakers and regulators. These businesses and their trade association groups employ significant resources in their efforts to shape the legal and regulatory regimes in countries where we have significant operations. They may employ these resources in an effort to change the legal and regulatory regimes in ways intended to reduce the effectiveness of our business and the ability of customers to use our products and services.

As we expand and localize our international activities, we are increasingly becoming obligated to comply with the laws of the countries or markets in which we operate. In addition, because our services are accessible worldwide and we facilitate sales of goods and provide services to customers worldwide, one or more jurisdictions may claim that we or our customers are required to comply with their laws. Laws regulating Internet, mobile and related technologies outside of the United States are generally less favorable to us than those in the United States. Compliance may be more costly or may require us to change our business practices or restrict our services, and the imposition of any regulations on us or our customers could harm our business. In addition, we may be subject to multiple overlapping legal or regulatory regimes that impose conflicting requirements on us (e.g., in cross-border trade). Our alleged failure to comply with foreign laws could subject us to penalties ranging from criminal prosecution to significant fines to bans on our services, in addition to the significant costs we may incur in defending against such actions.

Following the global financial crisis of 2008, U.S. federal lawmakers enacted the Dodd-Frank Act overhauling the federal government’s oversight of consumer financial products and systemic risk in the U.S. financial system. The general effect of the financial reform law has been, and we expect will continue to be, to require us to make additional disclosures to our consumers and to impose new restrictions and requirements on certain of our activities, resulting in new compliance requirements and obligations that could increase our costs, may result in increased litigation and the need to make expensive product changes, and could otherwise harm our business.

Substantial and increasingly intense competition worldwide in the global payments industry may harm our business.

The global payments industry is highly competitive. We compete against businesses in varied industries, many of whom are larger than we are, have a dominant and secure position in other industries, and offer other goods and services to consumers and merchants which we do not offer. As online and offline commerce increasingly converge, the pace of change, innovation and disruption is increasing. The global payments industry is rapidly changing, highly innovative and increasingly subject to regulatory scrutiny, which may negatively affect the competitive landscape. We compete against all forms of payments, including:

•	paper-based transactions (principally cash and checks);

•	providers of traditional payment methods, particularly credit and debit cards, money orders, and Automated Clearing House transactions (these providers are primarily well-established banks);

•	providers of “digital wallets” which offer customers the ability to pay online and/or on mobile devices through a variety of payment methods, including with mobile applications, through contactless payments, and with a variety of payment methods;

•	providers of mobile payments solutions that use tokenized card data approaches and Near Field Communication (“NFC”) functionality (including Host Based Card Emulation (“HCE”) functionality to eliminate the need for a physical NFC chip in the device);

•	payment-card processors that offer their services to merchants;

•	providers of “person-to-person” payments that facilitate individuals sending money with an email address or mobile phone number;

•	providers of mobile payments; and

•	providers of card readers for mobile devices and of other new point of sale and multi-channel technologies.

We also face competition and potential competition from:

•	money remitters;

•	services that provide online merchants the ability to offer their customers the option of paying for purchases from their bank account or paying on credit in the United States and abroad;

•	issuers of stored value targeted at online payments;

•	other international online payment-services providers;

•	other providers of online account-based payments;

•	payment services targeting users of social networks and online gaming, often through billing to the consumer’s mobile phone account;

•	mobile payment services between bank accounts;

•	payment services enabling banks to offer their online banking customers the ability to send and receive payments through their bank account;

•	online shopping services that provide special offers linked to a specific payment provider; and

•	services that help merchants accept and manage virtual currencies.

Some of these payment providers have greater customer bases, volume, scale, and market share than we do, which may provide significant competitive advantages. Some of these competitors may also be subject to less burdensome licensing, anti-money laundering, counter-terrorist financing, and other regulatory requirements. They may devote greater resources to the development, promotion, and sale of products and services, and they may offer lower prices or more effectively introduce their own innovative programs and services that adversely impact our growth. We also expect new entrants to offer competitive products and services. In addition, some merchants provide such services to themselves. Competing services tied to established banks and other financial institutions may offer greater liquidity and engender greater consumer confidence in the safety and efficacy of their services. In addition, in certain countries, such as Germany, Netherlands and Australia, electronic funds transfer is a leading method of payment for both online and offline transactions. As in the United States, established banks and other financial institutions that do not currently offer online payments could quickly and easily develop such a service.

We compete primarily on the basis of the following:

•	ability to attract, retain and engage both merchants and consumers with relatively low marketing expense;

•	ability to show that merchants will achieve incremental sales by offering our PayPal services;

•	security of transactions and the ability for consumers to use our PayPal services without sharing their financial information with the merchant;

•	simplicity of our fee structure;

•	ability to develop services across multiple commerce channels, including mobile payments and payments at the retail point of sale;

•	trust in our dispute resolution and buyer and seller protection programs;

•	customer service;

•	brand recognition;

•	website, mobile platform and application onboarding, ease-of-use and accessibility;

•	system reliability and data security;

•	ease and quality of integration into third-party mobile applications; and

•	quality of developer tools such as our application programming interfaces and software development kits.

If we are not able to differentiate our business from those of our competitors, drive value for our customers, and/or effectively align our resources with our goals and objectives, we may not be able to compete effectively against our competitors. Our failure to compete effectively against any of the foregoing competitive threats could materially and adversely harm our business.

We are exposed to fluctuations in foreign currency exchange rates.

We have significant operations internationally that are denominated in foreign currencies, primarily the Euro, British Pound, and Australian Dollar, subjecting us to foreign currency risk. The strengthening or weakening of the U.S. dollar versus the Euro, British Pound, and Australian Dollar impacts the translation of our net revenues generated in these foreign currencies into the U.S. dollar. In 2014, foreign currency movements relative to the U.S. dollar negatively impacted net revenues by approximately $25 million (inclusive of a $36 million negative impact from hedging activities). In 2013, foreign currency movements relative to the U.S. dollar negatively impacted net revenues by approximately $8 million (inclusive of a $4 million negative impact from hedging activities). Additionally, in connection with our services in multiple currencies, we set our foreign exchange rates twice per day, and may face financial exposure if we incorrectly set our foreign exchange rates or as a result of fluctuations in foreign exchange rates between the times that we set our foreign exchange rates. Given that we also hold some corporate and customer funds in non-U.S. currencies, our financial results are affected by the translation of these non-U.S. currencies into U.S. dollars. While we regularly enter into transactions to hedge portions of our foreign currency translation exposure, it is impossible to predict or eliminate the effects of this exposure. Fluctuations in foreign exchange rates could significantly impact our financial results.

We are exposed to fluctuations in interest rates.

We are exposed to interest rate risk from our investment portfolio and from interest-rate sensitive assets underlying the customer balances we hold on our combined balance sheet as customer accounts. As of December 31, 2014, approximately 97% of our total cash and investment portfolio was held in cash and cash equivalents. The assets underlying our customer balances we hold on our combined balance sheet as customer accounts are maintained in interest and non-interest bearing bank deposits, time deposits, and U.S. and foreign government and agency securities. We seek to preserve principal while holding eligible liquid assets, as defined by the regulatory requirements and commercial law in the jurisdictions in which we operate, equal to at least 100% of the aggregate amount of all customer balances. We do not pay interest on amounts due to customers. A 100 basis point adverse change in interest rates would not have a material impact on the Company’s financial assets or liabilities at December 31, 2014 and 2013.

Also, fluctuations in interest rates may adversely impact our customers’ spending levels and ability and willingness to pay outstanding amounts owed to us. Higher interest rates often lead to higher payment obligations by customers to us and other lenders under mortgage, credit card and other consumer loans, which may reduce our customers’ ability to remain current on their obligations to us and therefore lead to increased delinquencies, charge-offs and allowance for loan and interest receivable which could have an adverse effect on our net earnings.

In addition, we may enter into a new revolving credit facility that could bear interest at a floating rate. As a result, we will be exposed to fluctuations in interest rates to the extent of our borrowings under the revolving credit facility.

Changes to our buyer and seller protection programs could increase our loss rate.

Our buyer and seller protection programs protect merchants and consumers from fraudulent transactions. In addition, consumers who pay through PayPal may have reimbursement rights from their payment card company or bank, which in turn will seek recovery from us. The risk of losses from our buyer and seller protection programs are specific to individual buyers, sellers and transactions, and may also be impacted by regional variations to these programs and modifications to these programs resulting from changes in regulatory requirements or changes that we decide to implement. For the periods presented in the combined financial statements, payments under these programs have ranged between 0.08% and 0.12% of TPV on an annual basis. Historical trends may not be an indication of future payments under these programs. Increases in our loss rate resulting from changes to our buyer and seller protection programs could harm our business.

Our international operations are subject to increased risks, which could harm our business.

Our international operations, especially in the United Kingdom, Germany (and the other countries of the European Union) and China, have generated a majority of our net revenues in recent years. In addition to uncertainty about our ability to generate revenues from our foreign operations and expand into international markets, there are risks inherent in doing business internationally, including:

•	expenses associated with localizing our products and services and customer data, including offering customers the ability to transact business in the local currency and adapting our products and services to local preferences (e.g., payment methods) with which we may have limited or no experience;

•	trade barriers and changes in trade regulations;

•	difficulties in developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language, and cultural differences;

•	stringent local labor laws and regulations;

•	credit risk and higher levels of payment fraud;

•	profit repatriation restrictions, foreign currency exchange restrictions or extreme fluctuations in foreign currency exchange rates for a particular currency;

•	political or social unrest, economic instability, repression, or human rights issues;

•	geopolitical events, including natural disasters, public health issues, acts of war, and terrorism;

•	import or export regulations;

•	compliance with U.S. laws such as the Foreign Corrupt Practices Act, and foreign laws prohibiting corrupt payments to government officials, as well as U.S. and foreign laws designed to combat money laundering and the financing of terrorist activities;

•	antitrust and competition regulations;

•	potentially adverse tax developments and consequences;

•	economic uncertainties relating to sovereign and other debt;

•	different, uncertain, or more stringent user protection, data protection, privacy, and other laws;

•	risks related to other government regulation or required compliance with local laws;

•	national or regional differences in macroeconomic growth rates;

•	local licensing and reporting obligations; and

•	increased difficulties in collecting accounts receivable.

Violations of the complex foreign and U.S. laws and regulations that apply to our international operations may result in fines, criminal actions, or sanctions against us, our officers, or our employees; prohibitions on the conduct of our business; and damage to our reputation. Although we have implemented policies and procedures designed to promote compliance with these laws, there can be no assurance that our employees, contractors, or agents will not violate our policies. These risks are inherent in our international operations and expansion and may increase our costs of doing business internationally and could harm our business.

Use of our payments services for illegal purposes could harm our business.

Our payment system is susceptible to potentially illegal or improper uses, including terrorist financing, illegal online gambling, fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, piracy of software, movies, music, and other copyrighted or trademarked goods, money laundering, bank fraud, child pornography trafficking, prohibited sales of alcoholic beverages or tobacco products, online securities fraud. There has been an increased focus by intellectual property rights owners and government officials on the role that payments systems play in the sale of, and payment for, pirated digital goods on the Internet, primarily through file sharing services. Changes in law have increased the penalties for intermediaries providing payment services for certain illegal activities and additional payments-related proposals are under active consideration by government authorities. Intellectual property rights owners may seek to bring legal action against providers of payments solutions, such as PayPal, and other entities that are peripherally involved in the sale of infringing items. Rights owners have also increasingly gone into U.S. courts and obtained injunctions requiring us to cease handling transactions for named websites and third parties (in most cases located outside the United States) and to hold the funds of such parties pending judicial resolution of the rights owners’ claims, which disrupts the relationship between such parties and us.

Any resulting claims could damage our reputation and any resulting liabilities, loss of transaction volume or increased costs could harm our business.

We are subject to risks associated with information disseminated through our services.

Online services companies may be subject to claims relating to information disseminated through their services, including claims alleging defamation, libel, breach of contract, invasion of privacy, negligence, copyright or trademark infringement, among other things. The laws relating to the liability of online services companies for information disseminated through their services are subject to frequent challenges both in the United States and foreign jurisdictions. Any liabilities incurred as a result of these matters could require us to incur additional costs and harm our reputation and our business.

Our potential liability to third parties for the customer-provided content on our sites, particularly in jurisdictions outside the United States where laws governing Internet transactions are unsettled, may increase. If we become liable for information provided by our customers and carried on our service in any jurisdiction in which we operate, we could be directly harmed and we may be forced to implement new measures to reduce our exposure to this liability, including expending substantial resources or discontinuing certain service offerings, which could harm our business.

Our failure to manage the assets underlying our customer funds properly could harm our business.

Our ability to manage and account accurately for the assets underlying our customer funds requires a high level of internal controls. As our business continues to grow and we expand our product offerings, we must continue to strengthen our internal controls accordingly. Our success requires significant public confidence in our ability to handle large and growing transaction volumes and amounts of customer funds. Any failure to maintain the necessary controls or to manage the assets underlying our customer funds accurately could severely diminish customer use of our products and/or result in penalties and fines, which could harm our business.

We are subject to regulatory activity and antitrust litigation under competition laws.

We are subject to scrutiny by various government agencies under U.S. and foreign laws and regulations, including competition laws. Some jurisdictions also provide private rights of action for competitors or consumers to assert claims of anti-competitive conduct. Other companies and government agencies have in the past and may in the future allege that our actions violate the antitrust or competition laws of the United States, individual states, the European Commission or other countries, or otherwise constitute unfair competition. An increasing number of governments are regulating competition law activities, including increased scrutiny in large markets such as China. Our business partnerships or agreements or arrangements with customers or other companies could give rise to regulatory action or antitrust litigation. Some regulators, particularly those outside of the United States, may perceive our business to be used so broadly that otherwise uncontroversial business practices could be deemed anticompetitive. Any claims or investigations, even if without foundation, may be very expensive to defend or respond to, involve negative publicity and substantial diversion of management time and effort and could result in significant judgments against us or require us to change our business practices.

We are subject to patent litigation.

We have repeatedly been sued for allegedly infringing other parties’ patents. We are a defendant in a number of patent lawsuits and have been notified of several other potential patent disputes. We expect that we will increasingly be subject to patent infringement claims because, among other reasons:

•	our products and services continue to expand in scope and complexity;

•	we continue to expand into new business areas, including through acquisitions; and

•	the universe of patent owners who may claim that we, any of the companies that we have acquired, or our customers infringe their patents, and the aggregate number of patents controlled by such patent owners, continues to increase.

Such claims may be brought directly against us and/or against our customers whom we may indemnify either because we are contractually obligated to do so or we choose to do so as a business matter. We believe that an increasing number of these claims against us and other technology companies have been, and continue to be, initiated by third parties whose sole or primary business is to assert such claims. In addition, we have seen significant patent disputes between operating companies in some technology industries. Patent claims, whether meritorious or not, are time-consuming and costly to defend and resolve, and could require us to make expensive changes in our methods of doing business, enter into costly royalty or licensing agreements, make substantial payments to satisfy adverse judgments or settle claims or proceedings, or cease conducting certain operations, which would harm our business.

We may be unable to adequately protect or enforce our intellectual property rights, or third parties may allege that we are infringing their intellectual property rights.

We believe the protection of our intellectual property, including our trademarks, patents, copyrights, domain names, trade dress, and trade secrets, is critical to our success. We seek to protect our intellectual property rights by relying on applicable laws and regulations in the United States and internationally, as well as a variety of administrative procedures. We also rely on contractual restrictions to protect our proprietary rights when offering or procuring products and services, including confidentiality and invention assignment agreements entered into with our employees and contractors and confidentiality agreements with parties with whom we conduct business.

However, effective intellectual property protection may not be available in every country in which our products and services are made available, and contractual arrangements and other steps we have taken to protect our intellectual property may not prevent third parties from infringing or misappropriating our intellectual property or deter independent development of equivalent or superior intellectual property rights by others. Trademark, copyright, patent, domain name, trade dress and trade secret protection is very expensive to maintain and may require litigation. We must protect our intellectual property rights and other proprietary rights in an increasing number of jurisdictions, a process that is expensive and time consuming and may not be successful in every jurisdiction. Also, we may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to others. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation. Any failure to adequately protect or enforce our intellectual property rights, or significant costs incurred in doing so, could materially harm our business.

As the number of products in the software industry increases and the functionality of these products further overlap, and as we acquire technology through acquisitions or licenses, we may become increasingly subject to infringement claims, including patent, copyright, and trademark infringement claims. Litigation may be necessary to determine the validity and scope of the patent and other intellectual property rights of others. The ultimate outcome of any allegation is uncertain and, regardless of the outcome, any such claim, with or without merit, may be time-consuming, result in costly litigation, divert management’s time and attention from our business, require us to stop selling, delay shipping, or redesign our products, or require us to pay substantial amounts to satisfy judgments or settle claims or lawsuits or to pay substantial royalty or licensing fees, or to satisfy indemnification obligations that we have with some of our customers. Our failure to obtain necessary license or other rights, or litigation or claims arising out of intellectual property matters, may harm our business.

We are regularly subject to general litigation, regulatory disputes, and government inquiries.

We are regularly subject to claims, lawsuits (including class actions and individual lawsuits), government investigations, and other proceedings involving competition and antitrust, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, content generated by our customers, services and other matters. In particular, our business faces ongoing consumer protection and intellectual property litigation, as discussed above. The number and significance of these disputes and inquiries have increased as our company has grown larger, our business has expanded in scope and geographic reach, and our products and services have increased in complexity. In addition, some of the laws and regulations affecting Internet and mobile commerce and consumer credit are subject to ongoing interpretation by the courts and governmental authorities, and the resulting uncertainty in the scope and application of these laws and regulations increases the risk that we will be subject to private claims and governmental actions alleging violations of those laws and regulations.

The outcome and impact of such claims, lawsuits, government investigations, and proceedings cannot be predicted with certainty. Regardless of the outcome, such investigations and proceedings can have an adverse impact on us because of legal costs, diversion of management resources, and other factors. Determining reserves for our pending litigation is a complex, fact-intensive process that is subject to judgment calls. It is possible that a resolution of one or more such proceedings could require us to make substantial payments to satisfy judgments, fines or penalties or to settle claims or proceedings, any of which could materially adversely affect our business. These proceedings could also result in reputational harm, criminal sanctions, consent decrees, or orders preventing us from offering certain products, or services, or requiring a change in our business practices in costly ways, or requiring development of non-infringing or otherwise altered products or technologies. Any of these consequences could materially adversely affect our business.

We may have exposure to greater than anticipated tax liabilities.

The determination of our worldwide provision for income taxes and other tax liabilities requires estimation and significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Like many other multinational corporations, we are subject to tax in multiple U.S. and foreign tax jurisdictions and have structured our operations to reduce our effective tax rate. Our determination of our tax liability is always subject to audit and review by applicable domestic and foreign tax authorities, and we are currently undergoing a number of investigations, audits and reviews by taxing authorities throughout the world, including with respect to our tax structure. Any adverse outcome of any such audit or review could have a negative effect on our business and the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made. While we have established reserves based on assumptions and estimates that we believe are reasonable to cover such eventualities, these reserves may prove to be insufficient.

In addition, our future income taxes could be adversely affected by earnings being lower than anticipated (or by the incurrence of losses) in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, as a result of gains on our foreign exchange risk management program, or changes in tax laws, regulations, or accounting principles, as well as certain discrete items.

In light of continuing fiscal challenges in certain U.S. states and in many countries in Europe, various levels of government are increasingly focused on tax reform and other legislative action to increase tax revenue, including corporate income taxes. For example, the economic downturn reduced tax revenues for United States federal and state governments, and a number of proposals to increase taxes from corporate entities have been implemented or are being considered at various levels of government. These include a number of proposals to modify the U.S. federal income tax laws applicable to companies, like ours, operating in multiple U.S. and foreign jurisdictions which, if enacted, could materially increase our effective tax rate. A number of U.S. states have attempted to increase corporate tax revenues by taking an expansive view of corporate presence to attempt to impose corporate income taxes and other direct business taxes on companies that have no physical presence in their state, and taxing authorities in foreign jurisdictions may take similar actions. Many U.S. states are also altering their apportionment formulas to increase the amount of taxable income or loss attributable to their state from certain out-of-state businesses. Similarly, in Europe, and elsewhere in the world, there are various tax reform efforts underway designed to ensure that corporate entities are taxed on a larger percentage of their earnings. If more taxing authorities are successful in applying direct taxes to Internet companies that do not have a physical presence in their respective jurisdictions, this could increase our effective tax rate.

We and our merchants may be subject to sales reporting and record-keeping obligations.

One or more states or the federal government or foreign countries may seek to impose reporting or record-keeping obligations on companies that engage in or facilitate ecommerce. Such an obligation could be imposed by legislation intended to improve tax compliance (and legislation to such effect has been contemplated by several states and a number of foreign jurisdictions) or if one of our companies was ever deemed to be the legal agent of our merchants by a jurisdiction in which it operates. We are required to report to the Internal Revenue Service, (“IRS”), on customers subject to U.S. income tax who receive more than $20,000 in payments and more than 200 payments in a calendar year. As a result, we are required to request tax identification numbers from certain payees, track payments by tax identification number and, under certain conditions, withhold a portion of payments and forward such withholding to the IRS. We have modified our software to meet these requirements and expect increased operational costs and changes to our customer experience in connection with complying with these reporting obligations. The IRS regulations also require us to collect a certification of non-U.S. taxpayer status from certain international merchants. The Foreign Account Tax Compliance Act, which took effect at the start of 2013, is likely to require an increase in the number of non-U.S. customers from whom we must obtain a similar certification, and to increase the compliance burdens on us. Any failure by us to meet these new requirements could result in substantial monetary penalties and other sanctions and could harm our business.

Acquisitions, joint ventures, and strategic investments could result in operating difficulties and could harm our business.

We have acquired a significant number of businesses of varying size and scope, technologies, services, and products. We also expect to continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions, and dispositions of businesses, technologies, services, products, and other assets, as well as strategic investments and joint ventures.

These transactions may involve significant challenges and risks, including:

•	the potential loss of key customers, vendors and other key business partners of the companies we acquire, or dispose of, following and continuing after announcement of our transaction plans;

•	declining employee morale and retention issues affecting employees of companies that we acquire or dispose of, which may result from changes in compensation, or changes in management, reporting relationships, future prospects or the direction of the acquired or disposed business;

•	difficulty making new and strategic hires of new employees;

•	diversion of management time and a shift of focus from operating the business to the transaction, and in the case of an acquisition, integration and administration;

•	the need to integrate the operations, systems (including accounting, management, information, human resource and other administrative systems), technologies, products and personnel of each acquired company, which is an inherently risky and potentially lengthy and costly process;

•	the inefficiencies and lack of control that may result if such integration is delayed or not implemented, and unforeseen difficulties and expenditures that may arise as a result;

•	the need to implement or improve controls, procedures and policies appropriate for a larger public company at companies that prior to acquisition may have lacked such controls, procedures and policies or whose controls, procedures and policies did not meet applicable legal and other standards;

•	risks associated with our expansion into new international markets;

•	derivative lawsuits resulting from the acquisition;

•	liability for activities of the acquired company before the acquisition, including intellectual property and other litigation claims or disputes, violations of laws, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities;

•	the potential loss of key employees following the transaction;

•	the acquisition of new customer and employee personal information, which in and of itself may require regulatory approval and or additional controls, policies and procedures and subject us to additional exposure; and

•	our dependence on the acquired business’ accounting, financial reporting, operating metrics and similar systems, controls and processes and the risk that errors or irregularities in those systems, controls and processes will lead to errors in our combined financial statements or make it more difficult to manage the acquired business.

At any given time we may be engaged in discussions or negotiations with respect to one or more of these types of transactions and any of these transactions could be material to our financial condition and results of operations. In addition, it may take us longer than expected to fully realize the anticipated benefits of these transactions, and those benefits may ultimately be smaller than anticipated or may not be realized at all, which could adversely affect our business and operating results. Any acquisitions or dispositions may also require us to issue additional equity securities, spend our cash, or incur debt (and increased interest expense), liabilities, and amortization expenses related to intangible assets or write-offs of goodwill, which could adversely affect our results of operations and dilute the economic and voting rights of our stockholders.

In addition, we may make certain investments, including through joint ventures, in which we have a minority equity interest and/or lack management and operational control. Under such circumstances, the controlling joint venture partner in a joint venture investment may have business interests, strategies or goals that are inconsistent with ours, and business decisions or other actions or omissions of the controlling investor, joint venture partner or joint venture company may result in harm to our reputation or adversely affect the value of our investment in the investment or joint venture.

Problems with or price increases by third parties who provide services to us or to our customers could harm our business.

A number of third parties provide services to us or to our customers. We are dependent on caching services that make our sites load faster, the processing companies and banks that link us to the payment card, and bank clearing networks to process transactions, among others. We are subject to, among other things, increases in interchange fees and assessments that payment card networks such as Visa and MasterCard charge for each transaction using one of their cards (which our payment card processors have the right to pass on to us), as well as changes in payment card network operating rules, including special operating rules for Internet payment services providers, such as PayPal. Similarly, we rely on unaffiliated lenders to make the consumer and other loans originated through the PayPal Credit products and also rely heavily on third parties to operate our services, including merchant processors and payment gateways to process transactions and third parties that provide loan receivable tracking and customer statements processing. Financial or regulatory issues, labor issues (e.g., strikes, lockouts, or work stoppages), or other problems that prevent these companies from providing services to us or our customers could harm our business.

Price increases by, or service terminations, disruptions or interruptions at, companies that provide services to us and our customers and clients could also make it more difficult for our merchants to complete transactions, thereby harming our business. Some third parties who provide services to us may have or gain market power and be able to increase their prices to us without competitive constraint.

We have outsourced certain functions to third-party providers, including some customer support and product development functions, which are critical to our operations. If our service providers do not perform satisfactorily, our operations could be disrupted, which could result in customer dissatisfaction and could harm our business.

There can be no assurance that third parties who provide services directly to us or our customers will continue to do so on acceptable terms, or at all. If any third parties were to stop providing services to us or our merchants on acceptable terms, including as a result of bankruptcy, we may be unable to procure alternatives from other third parties in a timely and efficient manner and on acceptable terms, or at all.

Our developer platforms, which are open to merchants and third-party developers, subject us to additional risks.

We provide third-party developers with access to application programming interfaces, software development kits and other tools designed to allow them to produce applications for use, with a particular focus on mobile applications. There can be no assurance that merchants or third-party developers will develop and maintain applications and services on our open platforms on a timely basis or at all, and a number of factors could cause such third-party developers to curtail or stop development for our platforms. In addition, our business is subject to many regulatory restrictions. It is possible that merchants and third-party developers who utilize our development platforms or tools could violate these regulatory restrictions and we may be held responsible for such violations, which could harm our business.

Our retail point of sale solutions expose us to additional risks.

We have announced several retail point of sale solutions, which enable merchants to accept payments using a payments card reader attached to, or otherwise communicating with, a mobile device or to scan payment cards and codes using the mobile device’s embedded camera and which will enable consumers to use their mobile devices to pay hands-free. To the extent that we continue to expand our product and service offerings at the retail point of sale, we will face additional risks, including:

•	increased expectations from offline retailers regarding the reliability and availability of our systems and services and correspondingly lower amounts of downtime, which we may not be able to meet;

•	significant competition at the retail point of sale, particularly from established payment card providers such as Visa, MasterCard and American Express, many of which have substantially greater resources than we do;

•	increased targeting by fraudsters, and given that our fraud models are less developed in this area, we may experience increases in fraud and associated transaction losses as we adjust to fraudulent activity at the point of sale;

•	exposure to product liability claims to the extent that hardware devices that we produce for use at the retail point of sale malfunction or are not in compliance with laws, which could result in substantial liability and require product recalls or other actions;

•	exposure to new or additional laws and regulations;

•	increased reliance on third parties involved with processing in-store payments, including independent software providers, electronic point of sale providers, hardware providers (such as cash register and pin-pad providers), payment processors and banks that enable in-store transactions; and

•	lower operating income than our other payment solutions.

Unless we are able to successfully manage these risks, including driving adoption of, and significant volume through, our retail point of sale solutions over time, our business may be harmed.

Our success largely depends on key personnel. Because competition for our key employees is intense, we may not be able to attract, retain, and develop the highly skilled employees we need to support our business. The loss of senior management or other key personnel could harm our business.

Our future performance depends substantially on the continued services of our senior management and other key personnel, including key engineering and product development personnel, and our ability to attract, retain, and motivate key personnel. Competition for key personnel is intense, especially in the Silicon Valley where our corporate headquarters are located, and we may be unable to successfully attract, integrate, or retain sufficiently qualified key personnel. In making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the equity awards they would receive in connection with their employment and fluctuations in our stock price may make it more difficult to attract, retain, and motivate employees. In addition, we do not have long-term employment agreements with any of our key personnel and do not maintain any “key person” life insurance policies. The loss of the services of any of our senior management or other key personnel, or our inability to attract highly qualified senior management and other key personnel, could harm our business.

Risks Related to the Separation

The combined post-separation value of eBay and PayPal common stock may not equal or exceed the pre-separation value of eBay common stock.

As a result of the distribution, eBay expects the trading price of eBay common stock immediately following the distribution to be lower than the “regular-way” trading price of such common stock immediately prior to the distribution because the trading price will no longer reflect the value of the Payments business held by PayPal. The aggregate market value of the eBay common stock and the PayPal common stock following the separation may be higher or lower than the market value of eBay common stock immediately prior to the separation.

We may not achieve some or all of the expected benefits of the separation, and the separation could harm our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution is expected to provide the following benefits, among others: enhanced strategic and management focus; better ability to form strategic partnerships and relationships; faster decision-making; more efficient allocation of capital; alignment of incentives with performance objectives; direct access to the capital markets; and a distinct investment identity. For more information regarding the reasons for the separation, please refer to “The Separation and Distribution.”

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

•	following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of eBay;

•	following the separation, our business will be less diversified than eBay’s business prior to the separation; and

•	the other actions required to separate the respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, our business could be harmed.

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code (the “Code”), eBay, PayPal and eBay stockholders could be subject to significant tax liabilities and, in certain circumstances, we could be required to indemnify eBay for material taxes pursuant to indemnification obligations under the tax matters agreement.

A condition to the distribution is the receipt by eBay of one or more opinions from eBay’s outside legal counsel or tax advisors regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. The opinion will be based on and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of eBay and PayPal, including those relating to the past and future conduct of eBay and PayPal. If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, or if eBay or PayPal breach any of their respective covenants in the separation documents, the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding the opinion of counsel, the IRS could determine that the distribution, together with certain related transactions, should be treated as a taxable transaction if it determines that any of these representations, assumptions, or undertakings upon which such opinion was based are incorrect or have been violated or if it disagrees with the conclusions in the opinion of counsel. An opinion of counsel is not binding on the IRS or any court and there can be no assurance that the IRS will not challenge the conclusions reached in the opinion. The IRS will not provide any opinion in advance of the separation that our proposed transaction will be tax-free.

If the distribution, together with certain related transactions, failed to qualify as a transaction that is generally tax-free under Sections 368(a)(1)(D) and 355 of the Code, in general, eBay would recognize taxable gain as if it had sold the PayPal common stock in a taxable sale for its fair market value, eBay stockholders who receive PayPal common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares and we could incur significant liabilities. For more information, please refer to “Material U.S. Federal Income Tax Consequences.”

We may not be able to engage in desirable strategic or capital-raising transactions following the separation. In addition, we could be liable for adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions.

To preserve the tax-free treatment to eBay of the separation and the distribution, under the tax matters agreement that we will enter into with eBay, for a period of time following the distribution, we generally will be prohibited from taking certain actions that prevent the distribution and related transactions from qualifying as a transaction that is generally tax-free, for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code.

These restrictions may limit our ability to pursue certain strategic transactions or other transactions that may maximize the value of our business. For more information, please refer to “Material U.S. Federal Income Tax Consequences” and “Certain Relationships and Related Person Transactions—The Tax Matters Agreement.”

We have no history of operating as an independent company in our current form, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

Our historical information provided in this information statement refers to our business as operated by and integrated with eBay. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of eBay. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations, or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

•	Prior to the separation, our business has been operated by eBay as part of its broader corporate organization, rather than as an independent company. eBay or one of its affiliates performed various corporate functions for us, such as legal, finance, treasury, accounting, tax, auditing, human resources, and public affairs. Our historical and pro forma financial results reflect allocations of corporate expenses from eBay for such functions, which are likely to be less than the expenses we would have incurred had we operated as a separate publicly traded company.

•	Currently, our business is integrated with the other businesses of eBay. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although we will enter into transition agreements and an operating agreement with eBay, these arrangements may not retain or fully capture the benefits that we have enjoyed as a result of being integrated with eBay and may result in our paying higher charges than in the past for these services. This could have an adverse effect on our results of operations and financial condition following the completion of the separation.

•	We may lose certain synergies and benefits we enjoyed as a result of being a part of eBay. As a part of eBay, we benefited from, among other things, the acquisition of new customers from eBay, capital to fund acquisitions, investments, and credit, and data from eBay that helps us to manage risks and maintain a low loss rate. In addition, being a part of eBay enables us to leverage eBay’s technology capabilities, data, commerce platforms and relationships with retailers, brands and large merchants worldwide. The loss of these synergies and benefits could have an adverse impact on our results of operations and financial condition following the completion of the separation.

•	Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of eBay. Following the completion of the separation, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, or through strategic relationships or other arrangements, which may or may not be available and may be more costly.

•	After the completion of the separation, the cost of capital for our business may be higher than eBay’s cost of capital prior to the separation.

Other significant changes may occur in our cost structure, management, financing, and business operations as a result of operating as a company separate from eBay. For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the unaudited pro forma condensed combined financial statements of our business, see “Unaudited Pro Forma Condensed Combined Financial Statements,” “Selected Historical Combined Financial Data of PayPal,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.

eBay will be a significant source of our revenues after the distribution.

After the distribution, we will derive a significant amount of revenues from eBay. If the operating agreement expires or if eBay terminates the operating agreement prior to its expiration or there is a significant change in our relationship with eBay, including if eBay becomes a merchant of record, directs transactions to a different provider of payment services or offers eBay customers more payment options, our business could be harmed.

eBay may fail to perform under various transaction agreements that will be executed as part of the separation or it may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the separation, we will enter into a separation and distribution agreement with eBay and will also enter into various other agreements, including an operating agreement, an information technology services agreement, a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property matters agreement, data sharing agreements, and a product development agreement. The separation agreement, the tax matters agreement, the employee matters agreement, and intellectual property matters agreement will determine the allocation of assets and liabilities (including by means of licensing) between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The operating agreement and information technology services agreement will establish certain commercial relationships between eBay and us related to payment processing, credit, information technology infrastructure and data sharing. The transition services agreement will provide for the performance of certain services by each company for the benefit of the other for a limited period of time after the separation. We will rely on eBay to satisfy its performance and payment obligations under these agreements. If eBay is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once these transaction agreements expire or terminate, we may not be able to operate our business effectively and our profitability may decline.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which it will be subject following the distribution.

Our financial results previously were included within the consolidated results of eBay, and its reporting and control systems were appropriate for subsidiaries of a public company. Prior to the distribution, we were not directly subject to reporting and other requirements of the Securities Exchange Act of 1934, as amended, and Section 404 of the Sarbanes-Oxley Act of 2002. After the distribution, we expect to be subject to such reporting and other requirements in 2016, which will require, among other things, annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These and other obligations will place significant demands on our management, administrative, and operational resources, including accounting and information technology resources. To comply with these requirements, we anticipate that we will need to upgrade our systems, including duplicating computer hardware infrastructure, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting, finance and information technology staff. If we are unable to do this in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired and our business could be harmed.

After the separation, certain of our directors may have actual or potential conflicts of interest because of their previous or continuing positions at eBay.

Because of their current or former positions with eBay, certain of our expected directors own eBay common stock and equity awards. Following the separation, even though our board of directors will consist of a majority of directors who are independent, some of our directors will continue to have a financial interest in eBay common stock and equity awards. In addition, [—] of our directors may continue serving on the board of directors of eBay. Continuing ownership of eBay common stock and equity awards, or service as a director at both companies could create, or appear to create, potential conflicts of interest if PayPal and eBay have disagreements about the contracts between them that continue or face decisions that could have different implications for PayPal and eBay.

Risks Related to Our Common Stock

We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation, and following the separation, and the price of our common stock may fluctuate significantly.

A public market for our common stock does not currently exist. We anticipate that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis which will continue through the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our common stock after the separation. Nor can we predict the prices at which shares of our common stock may trade after the separation. Similarly, we cannot predict the effect of the separation on the price of our common stock or whether the combined market value of our common stock and the eBay common stock will be less than, equal to or greater than the market value of eBay common stock prior to the separation.

The price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the change in our stockholder base due to the spin-off;

•	the operating and stock price performance of comparable companies;

•	changes to the regulatory and legal environment under which we operate; and

•	market conditions in the payments industry, the industries of merchants and the domestic and worldwide economy as a whole.

There may be substantial changes in our stockholder base.

Many investors holding eBay common stock may hold that stock because of a decision to invest in a company with eBay’s profile. Following the distribution, the shares of our common stock held by those investors will represent an investment in a payments company with a different profile. This may not be aligned with a holder’s investment strategy and may cause the holder to sell the shares. As a result, our stock price may decline or experience volatility as our stockholder base changes.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials eBay and PayPal have filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “The Separation and Distribution” contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of PayPal management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Except as may be required by law, PayPal undertakes no obligation to modify or revise any forward-looking statements to reflect events or circumstances occurring after the date of this information statement. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

THE SEPARATION AND DISTRIBUTION

Overview

On September 30, 2014, eBay Inc. (“eBay”) announced its intent to separate its payments business into an independent, publicly-traded company. To accomplish this separation, in January 2015, eBay incorporated PayPal Holdings, Inc. (“PayPal Holdings”) which will ultimately become the parent of PayPal, Inc. and will hold directly or indirectly all of the assets and liabilities associated with PayPal, Inc. eBay intends to effect this separation through a pro rata distribution of the common stock of PayPal Holdings to its stockholders. References to “we,” “our,” “us,” “the Company” or “PayPal” refer to the combined entities of the payments business of eBay, including PayPal, Inc. and certain other assets and liabilities that have been historically held at the eBay corporate level, but are specifically identifiable and attributable to the payments business.

On [—], 2015, the eBay board of directors approved the distribution of the issued and outstanding shares of PayPal common stock on the basis of one share of PayPal common stock for every [—] share of eBay common stock held as of the close of business on the record date of [—], 2015.

At 11:59 p.m., Eastern Time, on [—], 2015, the distribution date, each eBay stockholder will receive one share of PayPal common stock for every [—] share of eBay common stock held at the close of business on the record date for the distribution, as described below. eBay stockholders will receive cash in lieu of any fractional shares of PayPal common stock that they would have received after application of this ratio. You will not be required to make any payment, surrender or exchange your eBay common stock or take any other action to receive your shares of PayPal’s common stock in the distribution. The distribution of PayPal’s common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “Conditions to the Distribution.”

Reasons for the Separation

The eBay board of directors determined that the creation of two independent public companies, with PayPal operating the Payments business, and eBay operating the Marketplaces business is in the best interests of eBay and its stockholders and approved the plan of separation. A wide variety of factors were considered by the eBay board of directors in evaluating the creation of independent public companies. Among other things, the eBay board of directors considered the following expected benefits:

•	Enhanced strategic and management focus. The separation will allow each of PayPal and eBay to more effectively pursue its distinct operating priorities and strategies and opportunities for long-term growth and profitability in the global commerce and payments landscape. PayPal’s management will be able to focus exclusively on its payments business, while eBay’s management will be dedicated solely to growing its marketplaces business.

•	Faster decision-making. The separation will speed up decision-making at each company and allow each to adapt more quickly to the rapidly changing market and customer dynamics in their respective markets.

•	Increased flexibility. The separation will provide each company with increased flexibility to pursue new partnership and strategic opportunities that may have previously been unavailable for strategic or other reasons.

•	More efficient allocation of capital. The separation will permit each company to implement a capital structure appropriate to its strategy and business needs and to concentrate its financial resources solely on its own operations without having to compete with each other for investment capital. This will provide each company with greater flexibility to invest capital in its businesses in a time and manner appropriate for its distinct strategy and business needs and facilitate a more efficient allocation of capital.

•	Alignment of incentives with performance objectives. The separation will facilitate incentive compensation arrangements for employees more directly tied to the performance of the relevant company’s business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives of the business they support.

•	Direct access to capital markets. The separation will provide each company with direct access to the capital markets and will facilitate PayPal’s ability to effect future acquisitions utilizing PayPal’s common stock. As a result, each company will have more flexibility to capitalize on its unique growth opportunities.

•	Distinct investment identity. The separation will allow investors to separately value eBay and PayPal based on their distinct investment identities. PayPal’s payments business differs from eBay’s marketplaces business in several respects, such as the nature of the business, growth profile, competitors, regulation and technology. The separation will enable investors to evaluate the merits, performance and future prospects of each company’s respective business and to invest in each company separately based on these distinct characteristics, and may attract new investors to each business, who may not have properly assessed the value of the Payments and Marketplaces businesses as stand-alone entities relative to the value they are currently accorded.

Neither PayPal nor eBay can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

The eBay board of directors also considered a number of potentially negative factors in evaluating the creation of independent public companies, including the loss of synergies and joint purchasing power and increased costs resulting from operating as a separate public entity, one-time costs of the separation, and the risk of not realizing the anticipated benefits of the separation. The eBay board of directors concluded that the potential benefits outweighed these factors.

Formation of PayPal Holdings

PayPal Holdings was formed in January, 2015 for the purpose of owning and operating eBay’s payments business. As part of the plan to create two independent public companies, eBay plans to transfer the equity interests of certain entities that operate the payments business and the assets and liabilities of the payments business to PayPal Holdings prior to the distribution.

When and How You Will Receive the Distribution

With the assistance of [—], eBay expects to distribute PayPal common stock at 11:59 p.m., Eastern Time, on [—], 2015, the distribution date, to all holders of outstanding eBay common stock as of the close of business on [—], 2015, the record date for the distribution. [—] will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for PayPal common stock.

If you own shares of eBay common stock as of the close of business on the record date for the distribution, PayPal’s common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, [—] will then mail you a direct registration account statement that reflects your shares of PayPal common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. If you sell eBay common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of PayPal common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of eBay common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of PayPal’s common stock that have been registered in book-entry form in your name.

Most eBay stockholders hold their shares of common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your shares of eBay common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the PayPal common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of PayPal common stock distributed to holders in connection with the distribution will be transferable without registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), except for shares received by persons who may be deemed to be PayPal affiliates. Persons who may be deemed to be PayPal affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with PayPal, which may include certain PayPal executive officers, directors or principal stockholders. Securities held by PayPal affiliates will be subject to resale restrictions under the Securities Act. PayPal affiliates will be permitted to sell shares of PayPal common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Number of Shares of PayPal Common Stock You Will Receive

For every [—] shares of eBay common stock that you own at the close of business on [—], 2015, the record date for the distribution, you will receive one share of PayPal common stock on the distribution date. eBay will not distribute any fractional shares of PayPal common stock to its shareholders. Instead, if you are a registered holder, [—] (the distribution agent) will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by eBay or PayPal, will determine when, how, and through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either eBay or PayPal. [—] is not an affiliate of either eBay or PayPal. Neither PayPal nor eBay will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

The aggregate net cash proceeds of these sales of fractional shares will be taxable for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” for an explanation of the material U.S. federal income tax consequences of the distribution. If you hold physical certificates for shares of eBay common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. PayPal estimates that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your shares of eBay common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Treatment of Equity Based Compensation

Outstanding awards granted under eBay’s equity compensation programs will be adjusted in accordance with the terms of such programs to reflect the impact of the separation on such awards, with such adjusted awards to relate to shares of eBay and/or PayPal common stock, as applicable, and with appropriate adjustments to the exercise prices (for options) and number of shares subject to such awards. For a more detailed discussion of the treatment of outstanding equity awards, see “Certain Relationships and Related Person Transactions—Agreements with eBay—Employee Matters Agreement.”

Results of the Distribution

After the distribution, PayPal will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on [—], 2015, the record date for the distribution, and will reflect any exercise of eBay options between the date the eBay board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of eBay common stock or any rights of eBay shareholders. eBay will not distribute any fractional shares of PayPal common stock.

PayPal will enter into a separation agreement and other related agreements with eBay before the distribution to effect the separation and provide a framework for PayPal’s relationship with eBay after the separation. These agreements will provide for the allocation between eBay and PayPal of eBay’s assets, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to PayPal’s separation from eBay and will govern the relationship between eBay and PayPal after the separation. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions.”

Market for PayPal’s Common Stock

There is currently no public trading market for PayPal’s common stock. PayPal intends to apply to have its common stock authorized for listing on the [—] under the symbol “[—].” PayPal has not and will not set the initial price of its common stock. The initial price will be established by the public markets.

PayPal cannot predict the price at which its common stock will trade after the distribution. The combined trading prices, after the separation, of the shares of PayPal common stock that each eBay shareholder will receive in the distribution and the shares of eBay common stock held at the record date for the distribution may not equal the “regular-way” trading price of a eBay share immediately prior to the separation. The price at which PayPal common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for PayPal common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to PayPal’s Common Stock.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date for the distribution and continuing up to and including through the distribution date, eBay expects that there will be two markets in eBay common stock: a “regular-way” market and an “ex-distribution” market. Shares of eBay common stock that trade on the “regular-way” market will trade with an entitlement to PayPal common stock distributed pursuant to the separation. Shares of eBay common stock that trade on the “ex-distribution” market will trade without an entitlement to PayPal common stock distributed pursuant to the distribution. Therefore, if you sell shares of eBay common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive PayPal common stock in the distribution. If you own shares of eBay common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of PayPal common stock that you are entitled to receive pursuant to your ownership as of the record date of the shares of eBay common stock.

Furthermore, beginning on or shortly before the record date for the distribution and continuing up to and including the distribution date, PayPal expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of PayPal common stock that will be distributed to holders of shares of eBay common stock on the distribution date. If you owned shares of eBay common stock at the close of business on the record date for the distribution, you would be entitled to shares of PayPal common stock distributed pursuant to the distribution. You may trade this entitlement to shares of PayPal common stock, without the shares of eBay common stock you own, on the “when-issued” market, but your transaction will not settle until after the distribution date. On the first trading day following the distribution date, “when-issued” trading with respect to PayPal common stock will end, and “regular-way” trading will begin.

Conditions to the Distribution

eBay has announced that the distribution will be effective at 11:59 p.m., Eastern Time, on [—], 2015, which is the distribution date; provided that the following conditions shall have been satisfied (or waived by eBay in its sole discretion):

•	the transfer of assets and liabilities from eBay to PayPal shall be completed in accordance with the separation and distribution agreement;

•	eBay shall have received one or more opinions from eBay’s outside legal counsel or tax advisors regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 368(a)(1)(D) and Section 355 of the Code;

•	the SEC shall have declared effective the registration statement of which this information statement forms a part, and no stop order suspending the effectiveness of the registration statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

•	this information statement shall have been made available to the eBay stockholders;

•	all actions or filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental entity;

•	any approvals of any governmental entities required for the consummation of the separation and distribution have been obtained, including any required approvals of the Commission de Surveillance du Secteur Financier (“CSSF”) and the Bank Centrale du Luxembourg (“BCL”);

•	the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

•	no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

•	the shares of PayPal common stock to be distributed shall have been accepted for listing on the [—], subject to official notice of distribution;

•	PayPal shall have at least $[—] of cash or cash equivalents; and

•	no other event or development shall exist or have occurred that, in the judgment of eBay’s board of directors, in its sole discretion, would make it inadvisable to effect the separation or the distribution.

eBay and PayPal cannot assure you that any or all of these conditions will be met and may also waive any of the conditions to the distribution. In addition, eBay will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution and the distribution date and the distribution ratio. eBay will also have sole discretion to waive any of the conditions to the distribution. eBay does not intend to notify its shareholders of any modifications to the terms of the separation that, in the judgment of its board of directors, are not material. For example, the eBay board of directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the eBay board of directors determines that any modifications by eBay materially change the material terms of the distribution, eBay will notify eBay shareholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

DIVIDEND POLICY

PayPal does not expect to pay a regular cash dividend following the distribution. The timing, declaration, amount of and payment of any dividends following the separation by PayPal is within the discretion of its board of directors and will depend upon many factors, including PayPal’s financial condition, earnings, capital requirements of its operating subsidiaries, debt service obligations, covenants associated with certain of PayPal’s debt service obligations, legal requirements, regulatory constraints, industry practice, ability to gain access to capital markets, and other factors deemed relevant by its board of directors. Moreover, if PayPal determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends.

CAPITALIZATION

The following table sets forth PayPal’s capitalization as of [—], 2015, on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in PayPal’s unaudited pro forma financial information. The information below is not necessarily indicative of what PayPal’s capitalization would have been had the separation, distribution and related financing transactions been completed as of [—], 2015. In addition, it is not indicative of PayPal’s future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Selected Historical Combined Financial Data of PayPal,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and PayPal’s combined financial statements and notes included in the “Index to Financial Statements and Schedule” section of this information statement.

SELECTED HISTORICAL COMBINED FINANCIAL DATA OF PAYPAL

The following selected financial data reflect the combined operations of PayPal. PayPal derived the selected combined income statement data for the years ended December 31, 2014, 2013 and 2012 and the selected combined balance sheet data as of December 31, 2014 and 2013, as set forth below, from its audited combined financial statements, which are included in the “Index to Financial Statements and Schedule” section of this information statement. PayPal derived the selected combined income statement data for the years ended December 31, 2011 and 2010 and the selected combined balance sheet data as of December 31, 2012, 2011 and 2010 from PayPal’s underlying financial records, which were derived from the financial records of eBay. The historical results do not necessarily indicate the results expected for any future period. To ensure a full understanding, you should read the selected combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this information statement.

Historical basic and diluted earnings per share are not presented because PayPal’s financial information has been prepared on a combined basis. These financial statements have not been prepared for a single legal entity that had share capital throughout the entire historical period and, accordingly, EPS for these periods has not been provided.

	Year Ended December 31,
	Pro Forma 2014	2014	2013	2012	2011	2010
		(In millions)
Combined Statement of Income Data:
Net revenue	$8,012	$8,025	$6,727	$5,662	$4,499	$3,508
Operating income	1,233	1,268	1,091	880	556	390
Net income	388	419	955	778	460	350
Earnings Per Share
Basic	[—]
Diluted	[—]

Combined Balance Sheet Data:
Total assets	[—]	$21,917	$19,160	$16,183	$11,140	$8,300
Total long term liabilities	[—]	386	509	428	306	188

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements presented below have been derived from PayPal’s historical combined financial statements as of and for the year ended December 31, 2014. The unaudited pro forma condensed combined financial statements should be read in conjunction with PayPal’s historical combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this information statement. The unaudited pro forma condensed combined statement of income has been prepared to give effect to the Pro Forma Transactions (as defined below) as if the Pro Forma Transactions had occurred or had become effective as of January 1, 2014. The unaudited pro forma condensed combined balance sheet has been prepared to give effect to the Pro Forma Transactions as though the Pro Forma Transactions had occurred on December 31, 2014.

Our unaudited pro forma condensed combined financial statements have been prepared based on available information, assumptions, and estimates that management believes are reasonable. The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only, and do not reflect what PayPal’s financial position and results of operations would have been had the separation occurred on the dates indicated and are not necessarily indicative of its future financial position and future results of operations.

Our unaudited pro forma condensed combined financial statements have been prepared to reflect adjustments to our audited historical combined financial statements that are: (i) factually supportable, (ii) directly attributable to the distribution, and, for purposes of the combined statements of income, (iii) expected to have continuing impact on our results of operations. The unaudited pro forma condensed combined financial statements have been adjusted to give effect to the following (the “Pro Forma Transactions”):

•	The issuance of [—] shares of PayPal common stock;

•	The tax free distribution, for U.S. federal income tax purposes, of PayPal common stock to eBay shareholders and the resulting elimination of eBay’s historical net parent investment in PayPal;

•	Our anticipated post distribution capital structure, including an anticipated $[—] cash contribution to PayPal from eBay;

•	The transfers of certain assets and liabilities to PayPal from eBay; and

•	The impact of, and transactions contemplated by the separation and distribution agreement, operating agreement, transition services agreement, tax matters agreement, employee matters agreement, intellectual property matters agreement, information technology services agreement, data sharing agreements and product development agreement.

Our historical combined statement of income includes allocations of certain expenses relating to support functions historically provided by eBay. These functions include, but are not limited to: finance, legal, human resources, information technology, employee benefits administration, treasury, investor relations, corporate development, risk management, shared services and other general and administrative costs. To operate as an independent public company, we expect to incur costs to replace those services previously provided by eBay in addition to incremental standalone costs. We expect these incremental costs to be $100 million to $150 million on an annual pre-tax basis. Due to the scope and complexity of these activities, the amount and timing of these incremental costs could vary and, consequently, are not included in the Pro Forma Transactions.

The unaudited pro forma condensed combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this information statement.

PayPal Holdings, Inc.

Unaudited Pro Forma Condensed Combined Statement of Income

Year Ended December 31, 2014

	As Reported	Pro Forma Adjustments		Pro Forma
	(In millions, except per share amounts)
Net revenues	$8,025	(13	)(a)	$8,012
Operating expenses:
Transaction expense	2,170	—		2,170
Transaction and loan losses	646	43	(b)	689
Customer support and operations	1,055	33	(b)(c)	1,088
Sales and marketing	998	(60	)(d)	938
Product development	890	—		890
General and administrative	482	6	(b)	488
Depreciation and amortization	516	—		516
Restructuring	—	—		—

Total operating expenses	6,757	22		6,779

Operating income	1,268	(35)		1,233
Other income (expense), net	(7)	—		(7)

Income before income taxes	1,261	(35)		1,226

Income tax expense	842	(4	)(e)	838

Net income attributable to PayPal	$419	(31)		$388

Net Income Attributable to PayPal Per Share of Common Stock (dollars)
Basic	—	—	(f)
Diluted	—	—	(f)

Average Common Shares Outstanding (in thousands)
Basic	—	—	(f)
Diluted	—	—	(f)

PayPal Holdings, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

At December 31, 2014

	As Reported	Pro Forma Adjustments		Pro Forma
	(In millions, except per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$2,201	$—	(g)
Short-term investments	29	—
Accounts receivable, net	65	—
Loans and interest receivable, net	3,586	—
Funds receivable and customer accounts	10,612	—
Notes and receivable from affiliates	694	—
Other current assets	378	—

Total current assets	17,565	—

Long-term investments	31	—
Property and equipment, net	922	—
Goodwill	3,189	—
Intangible assets, net	156	—
Other assets	54	—

Total assets	$21,917	$—

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$115	$—
Funds payable and amounts due to customers	10,612	—
Notes and payable to affiliates	1,093	—
Accrued expenses and other current liabilities	1,434	—
Income taxes payable	29	—

Total current liabilities	13,283	—
Long-term liabilities	386	—

Total liabilities	13,669	—

Commitments and contingencies (Note 10)	—	—
Equity:
Common stock, [—] par value, [—] shares authorized, [—] issued and outstanding on a pro forma basis			(h)
Accumulated other comprehensive income (loss)	110	—
Net parent investment	8,138	—	(g),(h)
Additional paid-in capital	—	—	(h)

Total equity	8,248	—

Total liabilities and equity	$21,917	$—

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(a)	Reflects the impact to fees for payment services provided by PayPal to eBay pursuant to the terms of commercial agreements between the parties.
(b)	Reflects the effect of the following costs that were historically reimbursed to PayPal by eBay: Buyer Protection Losses ($43 million, historically reported as a reduction of Transaction and Loan Losses) and Buyer Protection Services ($16 million and $6 million historically reported as a reduction of Customer Support and Operations and General and Administrative, respectively). These costs will not be reimbursed by eBay after separation. These expenses were historically eliminated in eBay’s consolidated financial statements; however, the reimbursement of these costs was reflected in PayPal’s condensed combined financial statements for the historical periods presented.
(c)	Reflects the impact of an additional $17 million in costs for shared data centers and information technology facilities that will continue to be managed by eBay after the separation pursuant to the information technology services agreement.
(d)	Reflects the net reduction of costs charged to PayPal by eBay for referral services and user penetration. In 2014 eBay charged PayPal a total of $119 million for similar services. Pursuant to the terms of the operating agreement, these charges would have been $59 million, consisting of payments for customers acquired and incentives for the usage of PayPal products (including credit products) on certain eBay properties.
(e)	Reflects the tax effect of pro forma adjustments using the respective statutory tax rate for the year ended December 31, 2014.
(f)	The calculations of pro forma basic earnings per share and average shares outstanding for the period presented are based on the number of shares used to calculate eBay common stock outstanding for the year ended December 31, 2014, adjusted for the distribution ratio of one share of our common stock for every [—] shares of eBay common stock outstanding.

The calculations of pro forma diluted earnings per share and weighted-average shares outstanding for the period presented are based on the number of shares used to calculate eBay diluted earnings per share for the year ended December 31, 2014, adjusted for the same distribution ratio. This calculation may not be indicative of the dilutive effect that will actually result from PayPal stock-based awards issued in connection with the adjustment of outstanding eBay stock-based awards or the grant of new stock-based awards. The number of dilutive shares of our common stock underlying PayPal stock-based awards issued in connection with the adjustment of outstanding eBay stock-based awards will not be determined until after the distribution date.

We are unable to calculate historical basic and diluted EPS prior to the distribution because the financial information included in the filing has been prepared on a combined basis. These financial statements have not been prepared for a separate legal entity that had share capital throughout the historical periods presented and accordingly, EPS for these periods has not been provided.

(g)	Reflects a cash contribution of $[—] to PayPal from eBay.
(h)	Represents the distribution of approximately [—] shares of our common stock at par value $[—] per share to holders of eBay common stock and the resulting elimination of eBay’s net parent investment.

BUSINESS

Overview

PayPal Holdings, Inc. (“we,” “our,” “us,” “the Company” or “PayPal”) is a leading technology platform company that enables digital and mobile payments on behalf of consumers and merchants worldwide. We put our customers at the center of everything we do. We strive to increase our relevance for consumers, merchants, friends and family to access and move their money anywhere in the world, anytime, on any platform and through any device (e.g., mobile, tablets, personal computers or wearables). We provide safer and simpler ways for businesses of all sizes to accept payments from merchant websites, mobile devices and applications, and at offline retail locations through a wide range of payment solutions across our Payments Platform, including PayPal, PayPal Credit, Venmo and Braintree products.

We enable global commerce by providing payment solutions for our approximately 162 million active customer accounts in over 200 markets, while providing customers a choice of how they would like to pay or get paid. A market is a geographic area or political jurisdiction, such as a country, territory, or protectorate, in which we offer our services. An active customer account is a registered account that successfully sent or received at least one payment or payment reversal through our Payments Platform, excluding transactions processed through our gateway products, in the past 12 months. Our gateway products include our Payflow Payments and certain Braintree products. A payment gateway links a merchant’s website to that merchant’s processing network and merchant account.

We offer our customers the flexibility to use their account to both purchase and be paid for goods, as well as transfer and withdraw funds. A consumer can typically fund a purchase using a bank account, a PayPal account balance, a PayPal Credit account, a credit or debit card or other stored value products such as coupons and gift cards. Our PayPal and Venmo products also make it safer and simpler for friends and family to transfer funds to each other using several of these funding sources. We offer merchants an end-to-end payments solution that provides authorization and settlement capabilities, as well as instant access to funds. We help merchants connect with their customers and manage risk. We measure the relevance of our products in the lives of our customers, and therefore the success of our business, through both payment volume and payment transactions. Payment volume is the value of payments, net of payment reversals, successfully completed through our Payments Platform, excluding transactions processed through our gateway products (“Total Payment Volume” or “TPV”). During 2014, our TPV was approximately $235 billion, representing growth of 26% over 2013. “Payment transactions” is the total number of payments, net of payment reversals, successfully completed through our Payments Platform, excluding transactions processed through our gateway products. During 2014, payment transactions were approximately 4.0 billion, representing growth of 22% over 2013.

Our Payments Platform is built to make the existing global financial infrastructure work for people in the digital age. PayPal allows people to make seamless transactions between different markets and networks. Our Payments Platform connects with financial institutions around the world, and allows consumers to make purchases using a broad range of payment methods, regardless of where a merchant is located. Consumers who use our Payments Platform can engage in cross-border shopping by sending payments to each other in more than 200 markets across the globe and in more than 100 currencies. This enables merchants to increase sales volume by allowing them to sell across borders to a much larger base of consumers.

We generate revenues by charging fees for providing transaction processing and other payment-related services, primarily based on the volume of activity, or TPV, processed through our Payments Platform. We also earn revenue by providing value added services to consumers and merchants, such as PayPal’s Credit products. Our revenue growth is influenced by, among other things, consumer spending patterns, merchant adoption of payment methods other than traditional credit cards and cash, the expansion of multi-channel retail, the growth of mobile devices and merchant applications on those devices, the growth of consumers with access to the internet globally, the pace of transition from paper-based forms of payment to digital forms of payment, our share of the digital payments market, and our ability to innovate new methods of payment that merchants and consumers find to be valuable. Our strategy is to drive revenue growth by:

•	Growing our core businesses globally through expanding our base of active customer accounts, increasing our customers’ use of our products and services by better addressing our customers’ everyday needs in managing and moving money and expanding the adoption of our solutions by new merchants and consumers;

•	Diversifying our existing business by seeking new areas of growth in markets around the world and focusing on innovation both in the digital and the physical world;

•	Providing software application developers with tools to quickly and easily integrate PayPal’s smart payment solutions into merchant and next generation mobile applications; and

•	Leveraging the data we accumulate through processing transactions to build strong risk capabilities that enable the identification of illegal, high-risk, or fraudulent transactions with the highest level of accuracy, without impacting legitimate transactions and while incurring minimal losses.

PayPal is a popular form of payment for mobile commerce, and our business has grown with the increased adoption of mobile devices. In December 2013, we completed our acquisition of Braintree to strengthen our position in mobile payments and extend our coverage to a new class of retailers who offer their services primarily through mobile applications. As part of that acquisition, we also acquired Venmo, which offers a leading mobile application to move money between friends and family using their mobile device.

We operate globally and in a rapidly evolving regulatory environment characterized by a heightened regulatory focus on all aspects of the payments industry. Some of the laws and regulations to which we are subject were enacted recently and many such laws and regulations, including those enacted prior to the advent of digital and mobile payments, are continuing to evolve through legislative and regulatory action and judicial interpretation. Changes in or non-compliance with laws and regulations, changes in the interpretation of laws and regulations, and the enactment of new laws and regulations applicable to us could have a material adverse impact on our business, results of operations and financial condition. Therefore, we monitor these areas closely to ensure compliant solutions for our customers who depend on us.

Connecting Merchants and Consumers

We operate a proprietary global technology platform that links merchants and consumers around the globe to facilitate the processing of payment transactions, allowing us to connect millions of merchants and consumers worldwide. Our Payments Platform facilitates an efficient and secure means for merchants to receive payments, and a convenient, secure way for consumers to make payments. We process transactions through our Payments Platform in more than 200 markets, allowing customers to pay and get paid in more than 100 currencies, withdraw funds to their bank accounts in 57 currencies and hold balances in their PayPal accounts in 26 currencies.

A transaction on our Payments Platform can involve up to three participants in addition to us: a merchant, a consumer and the consumer’s funding source provider. The following diagram illustrates a typical payment transaction between a consumer and a merchant on our Payments Platform:

Consumers

We enable consumers to more safely exchange funds with merchants using their PayPal digital wallet. Our digital wallet provides consumers with the ability to draw funds from a variety of their financial resources, which may include both “internal” sources of funds (i.e., a PayPal account balance or PayPal Credit account) and sources of funds that are “external” to PayPal (e.g., bank transfers, credit and debit cards or gift cards), within one application. We generally do not charge consumers to fund or draw from their accounts; however, we generate revenue from consumers on fees charged to exchange currencies and on interest and fees from consumer loans originated through our PayPal Credit products.

We value our relationship with our consumers and invest in this relationship; we strive to provide efficient customer service, account support, protection from loss, and create relevant products. Approximately 8,000 people in our customer service organization work around the clock to provide our consumers with answers and solutions when and where they need them, in over 20 languages. We have operations centers around the world, including in Chandler, Arizona; Hunt Valley, Maryland; Omaha, Nebraska; Berlin, Germany; Dundalk, Ireland; Dublin, Ireland; Kuala Lumpur, Malaysia; Sao Paulo, Brazil; and Shanghai, China that strive to provide high-quality service and support for our customers. We have also developed a number of trust and security programs, including PayPal’s Buyer Protection Program, that provide additional protection to consumers for qualifying purchases by reimbursing the consumer for the full amount of the purchase if a purchased item does not arrive or does not match the seller’s description (see Protecting Merchants and Consumers discussion below).

Traditional financial institutions often charge fees for basic services provided to their customers, and existing alternatives to these financial institutions, including services to cash a check or pay a bill, are often inconvenient and expensive. We focus on providing low cost consumer products that democratize the access to and movement of money. We believe that managing and moving a consumer’s hard earned money should be a right, not a privilege. Through our technology and products, we believe we can change the status quo and make digital payments more efficient and accessible. We expect person-to-person (or “P2P”) transfers to contribute to this strategy. These P2P products are believed to have network effects, helping to establish relationships with potential PayPal users by allowing them to join the Payments Platform at the time of making or receiving payments, which encourages our natural, user-driven growth. PayPal offers P2P payment solutions through its website, its PayPal mobile application, and through Venmo, a mobile application that enables payment transactions between non-merchant account holders.

Merchants

As commerce continues to transition from the physical world to the digital world and from domestic commerce to global commerce, our proprietary Payments Platform provides opportunities for merchants to grow their businesses. We partner with merchants to help them grow and expand their businesses by improving sales conversion, providing global reach, offering alternative payment methods (such as easy integration credit products and mobile capabilities), reducing losses through proprietary protection programs and leveraging data analytics. We continue to grow merchant acceptance through business development activities and direct relationships with merchants. We enable merchants to more safely and simply receive payments from our active customer accounts, providing global reach while reducing some of the complexity and friction involved in enabling overseas and cross-border trade. For the year ended December 31, 2014, approximately 48% of PayPal’s TPV involved a merchant outside of the U.S., and approximately 24% was cross-border (i.e., transactions where the merchant and consumer were in different countries).

A merchant can typically open a standard PayPal account and begin accepting payments through PayPal within a few minutes. Most online or mobile merchants can onboard quickly and are not required to invest in new or specialized hardware. Our Payments Platform supports growth with a variety of value-added services designed to help businesses of all sizes manage their cash flow, invoice clients, pay bills, and reduce the need for merchants to receive and store sensitive customer financial information. For our standard service, we do not charge merchants setup or recurring fees. A merchant can also integrate with Braintree to begin accepting payments with credit or debit cards, PayPal, Venmo, digital currencies such as Bitcoin, or other payment solutions with a single integration.

Our payment and PayPal Credit products, are designed to help merchants increase the conversion rate of consumer purchases on their websites and mobile applications. For example, our One Touch product allows consumers to authenticate their account during their first One Touch purchase. This enables them to skip the login process for future payments and turn shopping into a one touch operation with near-instant authentication. We also provide the ability for merchants to offer (and consumers to fund) payments via a deferred payment option using our PayPal Credit products. When a consumer funds a purchase using PayPal Credit, our chartered financial institution in Luxembourg, or an independent chartered financial institution in the U.S. with whom we partner, extends credit to the consumer, funds the extension of credit at the point of sale (“POS”) and advances funds to the merchant. In the U.S., we subsequently purchase the consumer receivables related to the consumer loans from the independent chartered financial institution with whom we partnered and as a result of that purchase, bear the risk of loss on the related consumer receivables, less the participation interest held by the independent chartered financial institution. We are responsible for all servicing functions related to the PayPal Credit customer account balances. In addition, we have a program in which we offer certain of our merchants a line of credit, which may be paid back to PayPal through a percentage of their sales generated through PayPal.

We value our relationship with merchants and invest in this relationship by providing customer service, account support, developer advocacy and support, and proprietary risk and security solutions. In addition to our consumer protection programs, we have also developed PayPal’s Seller Protection Program. This program provides protection to merchants against claims that a transaction was not authorized by the buyer or claims that an item was not received by covering the seller for the full amount of the payment on eligible sales. By offering dual buyer and seller protection programs, both the consumer and merchant can transact with confidence.

Our Payments Platform and open application programming interfaces (“APIs”) are designed to allow developers to innovate with ease and to offer cutting edge applications to a large ecosystem of merchants and consumers, while at the same time maintaining the security of our customers’ financial information. We provide developers with easy to use, flexible and powerful tools that are designed to leverage our global reach and payment capabilities. Our software developer kits (“SDKs”) are specifically focused on the mobile application market and are designed to remove friction by not requiring a redirect to PayPal.com or an additional log in. We are using a true “mobile first” approach to make payments simple and intuitive.

Revenue Sources

We earn revenues primarily by processing customer transactions on our Payments Platform and from other value added services. Our revenues are classified into the following two categories:

•	Transaction revenues: Net transaction fees charged to consumers and merchants based on the volume of activity processed through our Payments Platform, including PayPal, PayPal Credit, Venmo and Braintree products.

•	Other value added services: Net revenues derived principally from interest and fees earned on our PayPal Credit loans receivable portfolio, subscription fees, revenue share we earn through partnerships and other services that we provide to consumers and merchants.

Transaction revenues are generated from fees charged to merchants on the TPV that we enable. Growth in TPV is also directly impacted by the number of active customer accounts and the payment transactions that we enable on our payments platform. In 2014, transaction revenues generated from customers and merchants on eBay’s marketplace who completed a transaction using our products constituted 29% of our net revenues, down from 32% in 2013. The decline in percentage of revenues generated from eBay buyers and eBay sellers reflects the growth in adoption of PayPal solutions on platforms other than eBay. No other source of revenue represented more than 10% of our revenues.

Our pricing varies among regions and can be modified for individual merchants through customer-specific agreements, which provide merchants with financial incentives and other benefits to issue, accept, route, prioritize and promote our branded products and other payment programs. These financial incentives may be based on TPV or other performance-based criteria, such as issuance of new payment products, increased acceptance of our products, launch of new programs or execution of marketing initiatives.

Protecting Merchants and Consumers

Protecting merchants and consumers from loss is imperative to successfully competing in the payments industry. Trust and security are essential for our customers, and PayPal invests significantly in providing both merchants and consumers with comprehensive protection. The risk to merchants and consumers (and their payments partners) from fraudulent activities, such as account takeover, identity theft and counterparty mal-intent, is growing. Our ability to protect both consumers and merchants is based largely on our ability to leverage the data we collect on transactions and our analytical capabilities. We believe mobile devices will play an important part in the future of commerce, creating the opportunities to make our ecosystem safer. For example, PayPal is able to use accurate location data and growing protection for the mobile operating environment to reduce risk to merchants and consumers.

We enable consumers to make payments safely and simply without sharing sensitive financial information, such as credit card or debit card numbers, with merchants or other consumers. To make payments using PayPal, consumers need to disclose only their email address or mobile phone number to merchants. The account-based nature of our Payments Platform helps us to better detect and prevent fraud when funds enter, flow through and exit the Payments Platform because our transactions are tokenized and because payment authorization credentials are separated from account holder information. Our ongoing investment in systems and processes designed to enhance the safety and security of our products reflects our goal of having PayPal recognized as one of the world’s most trusted payments brands.

We provide merchants and consumers with protection programs on substantially all transactions completed through our Payments Platform, except for transactions using our gateway products. These programs protect both merchants and consumers from loss primarily due to fraud and counterparty performance. Our risk management capabilities allow us to provide these protections, which are generally much broader than those protections provided by other participants in the payments industry. We believe that as a result of these programs, consumers can be confident that they will only be required to pay if they receive the product in the condition as described, and merchants can be confident that they will receive payment for the product that they are delivering to the customer.

Our Payments Platform utilizes a combination of proprietary technologies and services as well as technologies and services provided by third parties. We have developed intuitive user interfaces, customer tools and transaction processing, database and network applications that help enable our users to reliably and securely complete transactions on our sites and help our customers to utilize its suite of services. Our technology infrastructure simplifies the storage and processing of large amounts of data, eases the deployment and operation of large-scale global products and services and automates much of the administration of large-scale clusters of computers. Our technology infrastructure has been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences. We strive to continually improve our technology infrastructure to enhance the customer experience and to increase efficiency, scalability and security.

Our Payments Platform’s architecture enables us to connect all parties regardless of whether the transaction is occurring at a traditional physical location, online or through a mobile device. The Payments Platform incorporates multiple layers of protection, both for continuity purposes and to help address cyber-security challenges. We engage in multiple efforts to protect the Payments Platform against these challenges, including regularly testing our systems to address potential vulnerabilities.

Intellectual Property

The protection of our intellectual property, including our trademarks (particularly those covering the PayPal name), patents, copyrights, domain names, trade dress and trade secrets is critical to our success. We aggressively protect our intellectual property rights by relying on federal, state and common law rights in the U.S. and internationally, as well as a variety of administrative procedures. We also rely on contractual restrictions to protect our proprietary rights in products and services. We have routinely entered into confidentiality and invention assignment agreements with our employees and contractors and nondisclosure agreements with parties with whom we conduct business to control access to and limit disclosure of our proprietary information.

We pursue the registration of our domain names, trademarks and service marks in the U.S. and internationally. Additionally, we have filed U.S. and international patent applications covering certain aspects of our proprietary technology. Effective trademark, copyright, patent, domain name, trade dress and trade secret protection is very expensive to maintain and may require litigation. We must protect our intellectual property and other proprietary rights in an increasing number of jurisdictions, a process that is expensive and time consuming and may not be successful.

We have registered our core brands as trademarks and domain names in the U.S. and a large number of other jurisdictions and have in place an active program to continue to secure trademarks and domain names that correspond to our brands in markets of interest.

Competition

Consumers may choose to pay merchants through a variety of alternative means, including credit and debit cards, automated clearing house and bank transfers, other online payment services, offline payment methods such as cash, check or money order and by using mobile phones. PayPal’s products compete with products from three-party networks (such as American Express and Discover), four-party networks (such as Visa and MasterCard) and other mobile payment solutions.

PayPal seeks to differentiate itself from industry participants on the safety of the transaction (our risk management capabilities as well as protection of consumer account details), the simplicity provided for digital transactions (use of an e-mail address, a mobile phone number or our One Touch product), and being both brand and technology agnostic. Further, unlike traditional four-party networks or other mobile payment solutions, PayPal has a direct financial relationship with both its consumers and merchants. As a result of our risk management capabilities, PayPal can provide its customers with protection from fraud and other losses incurred by participants to a transaction.

To compete effectively, we will need to continue to expend significant resources in technology and marketing. During 2014, PayPal incurred over $1 billion on product innovation and development, and enhancing our infrastructure, to ensure our customers have the capabilities they need and want to complete transactions safely and simply. Further, in 2014, we incurred over $270 million related to our efforts to promote our brands through advertising, promotions, and other strategic initiatives. Our marketing efforts play an important role in building brand visibility, usage and overall preference among consumers at checkout.

Government Regulation

Government regulation impacts key aspects of our business. We are subject to regulations that affect the payments industry in the countries we operate.

Payments Regulation. Various laws and regulations govern the payments industry in the U.S. and globally. In the U.S., several of our subsidiaries hold licenses to operate as a money transmitter (or its equivalent), which, among other things, subjects those subsidiaries to reporting requirements, bonding requirements, limitations on the investment of customer funds and inspection by state regulatory agencies. Outside the U.S., we provide localized versions of our service to customers through various foreign subsidiaries. The activities of those non-U.S. entities are, or may, be supervised by a financial regulatory authority in the jurisdictions in which they operate. Among other regulatory authorities, the Luxembourg Commission de Surveillance du Secteur Financier (the “CSSF”), the Australian Securities and Investments Commission, the Monetary Authority of Singapore, the Reserve Bank of India and the Central Bank of Russia have asserted jurisdiction over some or all of our activities in a particular country. This list is not exhaustive, as there are numerous other regulatory agencies that have or may assert jurisdiction. The laws and regulations applicable to the payments industry in any given jurisdiction are subject to interpretation and change.

Banking Agency Supervision. We serve our customers in the European Union through PayPal (Europe) S.a.r.l. et Cie, SCA, a wholly-owned subsidiary that is licensed and subject to regulation as a bank in Luxembourg by the CSSF. Consequently, we must comply with rules and regulations of the banking industry related to capitalization, funds management, corporate governance, anti-money laundering, disclosure, reporting and inspection. We also are, or may be, subject to banking-related regulations in other countries now or in the future related to our role in the financial industry. In addition, based on our relationships with our partner financial institutions in the U.S., we are subject to indirect regulation and examination by these financial institutions’ regulators.

Consumer Financial Protection Bureau. The Consumer Financial Protection Bureau (the “CFPB”) has significant authority to regulate consumer financial products in the United States, including consumer credit, deposit, payment, and similar products. The CFPB and other similar regulatory agencies in other jurisdictions may have broad consumer protection mandates that could result in the promulgation and interpretation of rules and regulations that may affect our business.

Anti-Money Laundering. PayPal is subject to anti-money laundering (“AML”) laws and regulations in the U.S. and other jurisdictions outside of the U.S. We have implemented a comprehensive AML program designed to prevent our payment network from being used to facilitate money laundering, terrorist financing, and other illicit activity, or to do business in countries or with persons and entities included on designated country or person lists promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Controls (“OFAC”) and equivalent authorities in other countries. Our AML compliance program is comprised of policies, procedures and internal controls, including the designation of a compliance officer, and is designed to address these legal and regulatory requirements and assist in managing money laundering and terrorist financing risks.

Interchange Fees. Interchange fees associated with four-party payments systems are being reviewed or challenged in various jurisdictions. For example, in the European Union, the Multilateral Interchange Fee (“MIF”) Regulation (which we expect to become effective in 2015) caps credit and debit interchange fees for cards payments and provides for business rules to be complied by any company dealing with card transactions, including PayPal. As a result, the fees that we collect in certain jurisdictions may become the subject of regulatory challenge.

Data Protection and Information Security. Aspects of our operations or business are subject to privacy and data protection regulation in the United States, the European Union and elsewhere. For example, in the United States, we are subject to information safeguarding requirements under the Gramm-Leach-Bliley Act that require the maintenance of a written, comprehensive information security program and in Europe, the operations of our Luxembourg bank are subject to information safeguarding requirements under the Luxembourg Banking Act, among other laws. Regulatory authorities around the world are considering numerous legislative and regulatory proposals concerning privacy and data protection. In addition, the interpretation and application of these privacy and data protection laws in the United States, Europe and elsewhere are often uncertain and in a state of flux.

Additional Regulatory Developments. Various regulatory agencies also continue to examine a wide variety of issues, including virtual currencies, identity theft, account management guidelines, privacy, disclosure rules, security and marketing that would impact PayPal.

For an additional discussion on governmental regulation affecting our business, please see the risk factors related to regulation of our payments business and regulation in the areas of consumer privacy, data use and/or security in “Risk Factors —Risk Factors That May Affect Our Business, Results of Operations and Financial Condition” included elsewhere in this Information Statement.

Legal and Regulatory Proceedings

We are involved in legal and regulatory proceedings on an ongoing basis. Many of these proceedings are in early stages, and may seek an indeterminate amount of damages. If we believe that a loss arising from such matters is probable and can be reasonably estimated, we accrue the estimated liability in our financial statements. If only a range of estimated losses can be determined, we accrue an amount within the range that, in our judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, we accrue the low end of the range. For those proceedings in which an unfavorable outcome is reasonably possible but not probable, we have disclosed an estimate of the reasonably possible loss or range of losses or we have concluded that an estimate of the reasonably possible loss or range arising directly from the proceeding (i.e., monetary damages or amounts paid in judgment or settlement) are not material. If we cannot estimate the probable or reasonably possible loss or range of losses arising from a legal proceeding, we have disclosed that fact. In assessing the materiality of a legal proceeding, we evaluate, among other factors, the amount of monetary damages claimed, as well as the potential impact of non-monetary remedies sought by plaintiffs (e.g., injunctive relief) that may require us to change our business practices in a manner that could have a material adverse impact on our business. With respect to the matters disclosed below, we are unable to estimate the possible loss or range of losses that could potentially result from the application of such non-monetary remedies.

Amounts accrued for legal and regulatory proceedings for which we believe a loss is probable were not material for the year ended December 31, 2014. Except as otherwise noted for the proceedings described below, we have concluded, based on currently available information, that reasonably possible losses arising directly from the proceedings (i.e., monetary damages or amounts paid in judgment or settlement) in excess of our recorded accruals are also not material to PayPal. However, legal and regulatory proceedings are inherently unpredictable and subject to significant uncertainties. If one or more matters were resolved against us in a reporting period for amounts in excess of management’s expectations, the impact on our operating results or financial condition for that reporting period could be material.

Regulatory Proceedings

We routinely report to the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) on payments we have rejected or blocked pursuant to OFAC sanctions regulations and on any possible violations of those regulations. We have cooperated with OFAC in recent years regarding our review process over transaction monitoring and have self-reported a large number of small dollar amount transactions that could possibly be in violation of OFAC sanctions regulations. In March 2015, we reached a settlement with OFAC regarding the possible violations arising from our practices between 2009 and 2013, before our implementation of real-time monitoring processes. In addition, we continue to cooperate with OFAC regarding more recent self-reported transactions that could also possibly be in violation of OFAC sanctions regulations. Such self-reported transactions could result in claims or actions against us including litigation, injunctions, damage awards or require us to change our business practices that could result in a material loss, require significant management time, result in the diversion of significant operational resources or otherwise harm our business.

On August 7, 2013 and January 13, 2014, eBay, PayPal and certain wholly owned subsidiaries of PayPal received Civil Investigative Demands (“CIDs”) from the CFPB requesting that we provide testimony, produce documents and provide information relating primarily to the acquisition, management, and operation of our PayPal Credit products, including online credit products and services, advertising, loan origination, customer acquisition, servicing, debt collection, and complaints handling practices. The CIDs could lead to an enforcement action and/or one or more significant consent orders, which may result in substantial costs, including legal fees, fines, penalties and remediation expenses. We are cooperating with the CFPB in connection with the CIDs and are engaging in settlement discussions. The CFPB has provided us with a Notice and Opportunity to Respond and Advise and indicated that a lawsuit could be filed against us as early as the second quarter of 2015. Resolution of these inquiries could require us to make monetary payments to certain customers, pay fines and/or change the manner in which we operate the PayPal Credit products, which could adversely affect our business.

General Matters

Other third parties have from time to time claimed, and others may claim in the future, that we have infringed their intellectual property rights. We are subject to patent disputes, and expect that we will increasingly be subject to additional patent infringement claims involving various aspects of our business as our products and services continue to expand in scope and complexity. Such claims may be brought directly or indirectly against our companies and/or against our customers (who may be entitled to contractual indemnification under their contracts with us), and we are subject to increased exposure to such claims as a result of our recent acquisitions, particularly in cases where we are entering into new lines of business in connection with such acquisitions. We have in the past been forced to litigate such claims, and we believe that additional lawsuits alleging such claims will be filed against us. Intellectual property claims, whether meritorious or not, are time consuming and costly to defend and resolve, could require expensive changes in our methods of doing business or could require us to enter into costly royalty or licensing agreements on unfavorable terms.

From time to time, we are involved in other disputes or regulatory inquiries that arise in the ordinary course of business, including suits by our customers (individually or as class actions) alleging, among other things, improper disclosure of our prices, rules or policies, that our practices, prices, rules, policies or customer/user agreements violate applicable law or that we have acted unfairly and/or not acted in conformity with such prices, rules, policies or agreements. In addition to these types of disputes and regulatory inquiries, our operations are also subject to regulatory and/or legal review and/or challenges that tend to reflect the increasing global regulatory focus to which the payments industry is subject and, when taken as a whole with other regulatory and legislative action, such actions could result in the imposition of costly new compliance burdens on our business and customers and may lead to increased costs and decreased transaction volume and revenue. Further, the number and significance of these disputes and inquiries are increasing as our company has grown larger, our business has expanded in scope (both in terms of the range of products and services that we offer and our geographical operations) and our products and services have increased in complexity. Any claims or regulatory actions against us, whether meritorious or not, could be time consuming, result in costly litigation, damage awards (including statutory damages for certain causes of action in certain jurisdictions), injunctive relief or increased costs of doing business through adverse judgment or settlement, require us to change our business practices in expensive ways, require significant amounts of management time, result in the diversion of significant operational resources or otherwise harm our business.

Properties

We own and lease various properties in the U.S. and other countries around the world. We use the properties for executive and administrative offices, data centers, product development offices, fulfillment centers and customer service offices. As of December 31, 2014, our owned and leased properties provided us with aggregate square footage as follows:

	United States	Other Countries	Total
	(In millions)
Owned facilities	1.0	—	1.0
Leased facilities	0.9	1.2	2.1

Total facilities	1.9	1.2	3.1

Our corporate headquarters are located in San Jose, California and occupy approximately 0.7 million of owned square feet.

Seasonality

The Company does not experience meaningful seasonality. No individual quarter in 2014, 2013 or 2012 accounted for more than 30% of net revenue.

Financial Information About Segments

See “Note 9—Segment and Geographical Information” to the combined financial statements included in this information statement for certain financial information about segments.

Employees

As of December 31, 2014, we employed approximately 15,800 people globally, of whom approximately 9,100 of our employees were located in the U.S. We consider our relationship with employees to be good.

Corporate Information

PayPal was incorporated in Delaware in January 2015 for the purpose of owning and operating eBay’s Payments business in connection with the separation and distribution described herein. Prior to the contribution of this business to PayPal, which will occur prior to the distribution, PayPal will have no operations.

The address of PayPal’s principal executive offices is PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131. PayPal’s telephone number after the distribution will be [—]. PayPal maintains an Internet site at www.[—].com. PayPal’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Please read the following discussion in conjunction with the audited combined financial statements, which are comprised of the payments business of eBay Inc., including PayPal, Inc. and certain other assets and liabilities that have historically been held at the eBay Inc. corporate level, but are specifically identifiable and attributable to the payments business, and corresponding notes, and the unaudited pro forma condensed combined financial statements and corresponding notes included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those projected or implied in the forward-looking statements. Please see “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

On September 30, 2014, eBay Inc. (“eBay”) announced its intent to separate its payments business into an independent, publicly-traded company. To accomplish this separation, in January 2015, eBay incorporated PayPal Holdings, Inc. (“PayPal Holdings”) which will ultimately become the parent of PayPal, Inc. and will hold directly or indirectly all of the assets and liabilities associated with PayPal, Inc. References to “we,” “our,” “us,” “the Company” or “PayPal” refer to the combined entities of the payments business of eBay, including PayPal, Inc. and certain other assets and liabilities that have been historically held at the eBay corporate level, but are specifically identifiable and attributable to the payments business.

Years ended December 31, 2014, 2013 and 2012

We recorded net income of $419 million in 2014, $955 million in 2013 and $778 million in 2012. The decrease in net income in 2014 was primarily attributable to an increase in income tax expense of $713 million primarily resulting from the recognition of deferred tax liabilities relating to undistributed foreign earnings of certain foreign subsidiaries for 2013 and prior years. We recorded non-GAAP net income of $1.3 billion in 2014, $1.2 billion in 2013 and $1.0 billion in 2012. The increase in non-GAAP net income in 2014 and 2013 was attributable to an increase in operating income in each of these periods.

Net revenues increased 19% in 2014 and 2013. The increase was primarily driven by growth in total payment volume (“TPV”) of 26% in 2014 and 24% in 2013. Operating expenses increased $1.1 billion and $854 million, or 20% and 18% in 2014 and 2013, respectively. The increase was primarily due to an increase in transaction expense, transaction and loan losses, and additional investments in sales and marketing programs and product development initiatives.

Operating income increased $177 million, or 16% in 2014 compared to 2013, and $211 million, or 24% in 2013 compared to 2012. Non-GAAP operating income increased $237 million, or 17%, in 2014 compared to 2013 and 244 million, or 21%, in 2013 compared to 2012. Our non-GAAP operating margin was 21% in 2014, 21% in 2013 and 21% in 2012. Operating income and non-GAAP operating income increased in 2014 and 2013 as a result of the increase in net revenues.

We generated net cash flows from operations of $2.2 billion for the year ended December 31, 2014, compared to $2.0 billion and $1.6 billion for the years ended December 31, 2013 and 2012, respectively. We generated free cash flow of $1.7 billion, $1.6 billion and $1.1 billion in 2014, 2013 and 2012, respectively.

The following table provides a summary of our combined operating results for the years ended December 31, 2014, 2013 and 2012:

	Year Ended December 31,			Percent Increase/(Decrease)
	2014	2013	2012	2014	2013
	(In millions, except percentages)
Net Revenues	$8,025	$6,727	$5,662	19%	19%
Operating Expenses	6,757	5,636	4,782	20%	18%

Operating Income	1,268	1,091	880	16%	24%
Income Tax Expense	842	129	113	553%	14%
Effective income tax rate	67%	12%	13%	**	**
Net Income	$419	$955	$778	(56)%	23%

**	Not Meaningful

The following table provides a summary of our combined non-GAAP financial measures for the years ended December 31, 2014, 2013 and 2012:

	Year Ended December 31,			Percent Increase/(Decrease)
	2014	2013	2012	2014	2013
	(In millions, except percentages)
Non-GAAP operating income	$1,648	$1,411	$1,167	17%	21%
Non-GAAP operating margin	21%	21%	21%	**	**
Non-GAAP net income	$1,343	$1,186	$961	13%	23%

**	Not Meaningful

Please refer to “Non-GAAP Measures” below for discussion of the items excluded from non-GAAP operating income, non-GAAP operating margin and non-GAAP net income.

Business Environment

We are a leading technology platform company that enables digital and mobile payments on behalf of consumers and merchants worldwide. We put our customers at the center of everything we do. We strive to increase our relevance for consumers, merchants, friends and family to manage and move their money anywhere in the world, anytime, on any platform and through any device (e.g., mobile, tablets, personal computers or wearables). We provide safer and simpler ways for businesses of all sizes to accept payments from merchant websites, mobile devices and applications, and at offline retail locations through a wide range of payment solutions across our Payments Platform, including PayPal, PayPal Credit, Braintree and Venmo products.

We provide merchants and consumers with protection programs on substantially all transactions completed through our Payments Platform, except for transactions using our gateway products. Our gateway products include our Payflow Payments and certain Braintree products. A payment gateway links a merchants website to their processing network and merchant account. Our protection programs protect both merchants and consumers from loss primarily due to fraud and counterparty performance. Our ability to protect both consumers and merchants is based largely on our risk management capabilities, which in turn depend on our ability to leverage the data we collect on transactions and our analytical capabilities. The protections we provide are generally much broader than those protections provided by other participants in the payments industry. We believe that as a result of these programs, consumers can be confident that they will only be required to pay if they receive the product in the condition as described, and that merchants can be confident that they will receive payment for the product that they are delivering to the customer.

Our Payments Platform and open application programming interfaces (“APIs”) are designed to allow developers to innovate with ease and to offer cutting edge applications to a large ecosystem of merchants and consumers, while at the same time maintaining the security of our customers’ financial information. We provide developers with easy to use, flexible and powerful tools that are designed to leverage our global reach and payment capabilities. Our software developer kits (“SDKs”) are specifically focused on the mobile application market and are designed to remove friction by not requiring a redirect to PayPal.com or an additional login. We are using a true “mobile first” approach to make payments simple and intuitive.

We generated approximately 52% of our 2014 net revenues, 52% of our 2013 net revenues and 51% of our 2012 net revenues from merchants or consumers domiciled outside of the United States. Other than the United States, the United Kingdom was the only country where we generated more than 10% of total net revenues in 2014, 2013 and 2012. During each of these periods, we have also generated more than 10% of total net revenues in the euro zone. Because we have generated substantial net revenues internationally in recent periods, including the years ended December 31, 2014, 2013 and 2012, we are subject to the risks of doing business in foreign countries as discussed under “Risk Factors—Risk Factors That May Affect Our Business, Results of Operations and Financial Condition.” In that regard, fluctuations in foreign currency exchange rates impact our results of operations. We have a foreign currency risk management program that is designed to reduce our exposure to fluctuations in foreign currencies; however, the effectiveness of this program in mitigating the impact of foreign currency fluctuations on our results of operations varies from period to period, and in any given period, operating results are usually affected, sometimes significantly, by changes in foreign currency exchange rates. We calculate the year-over-year impact of foreign currency movements on our business using prior period foreign currency exchange rates applied to current year transactional currency amounts.

The markets for our products are intensely competitive and are subject to rapid technological change, including but not limited to our products’ ability to complete transactions accurately, safely and quickly on merchant web-sites, within their mobile applications, or in a physical location. Since a large number of merchants accept forms of payment other than PayPal, the use of our product is ultimately a consumer choice. We compete for consumer preference by offering safer and simpler ways to access and move money through any mobile device or personal computer. We face competition from existing online, mobile and offline payment methods.

Our business is subject to regulation in the countries in which we operate, including regulations such as Anti-Money Laundering (“AML”) and Know Your Customer (“KYC”) policies. Information security risks for global payments and technology companies have significantly increased in recent years. Although we have not experienced any material impacts relating to cyber-attacks or other information security breaches on our Payments Platform, there can be no assurance that we are immune to these risks and will not suffer such losses in the future. See our risk factor in “Risk Factors—Risk Factors That May Affect Our Business, Results of Operations and Financial Condition” related to a failure or breach of our security systems or infrastructure as a result of cyber-attacks.

Impact of Foreign Currency Rates

We have significant operations internationally that are denominated in foreign currencies, primarily the Euro, British Pound, and Australian Dollar, subjecting us to foreign currency risk which may adversely impact our financial results. The strengthening or weakening of the U.S. dollar versus the Euro, British Pound and Australian Dollar impacts the translation of our net revenues generated in these foreign currencies into the U.S. dollar. In 2014, foreign currency movements relative to the U.S. dollar negatively impacted net revenues by approximately $25 million (inclusive of a $36 million negative impact from hedging activities). In 2013, foreign currency movements relative to the U.S. dollar negatively impacted net revenues by approximately $8 million (inclusive of a $4 million negative impact from hedging activities). Additionally, in connection with our services in multiple currencies, we set our foreign exchange rates twice per day, and may face financial exposure if we incorrectly set our foreign exchange rates or as a result of fluctuations in foreign exchange rates between the times that we set our foreign exchange rates. Given that we also hold some corporate and customer funds in

non-U.S. currencies, our financial results are affected by the translation of these non-U.S. currencies into U.S. dollars. While from time to time we enter into transactions to hedge portions of our foreign currency translation exposure, it is impossible to predict or eliminate the effects of this exposure. Fluctuations in foreign exchange rates could significantly impact our financial results.

Financial Results - Fiscal Years 2014, 2013 and 2012

Net Revenues

Revenue Description

We earn revenue from the following types of transactions:

•	Transaction revenues: Net transaction fees charged to consumers and merchants based on the volume of activity processed through our Payments Platform, including PayPal, PayPal Credit, Venmo and Braintree products.

•	Other value added services: Net revenues derived principally from interest and fees earned on our PayPal Credit loans receivable portfolio, subscription fees, revenue share we earn through partnerships and other services that we provide to consumers and merchants.

Transaction revenues are generated from fees charged to merchants on the volume of activity we enable (“Total Payments Volume” or “TPV”). We define TPV as the value of payments, net of payment reversals, successfully completed through our Payments Platform, excluding transactions processed through our gateway products. Our Payments Platform includes PayPal, PayPal Credit, Venmo and Braintree products. Growth in TPV is also directly impacted by the payment transactions that we enable on our payments platform. Payment transactions is the total number of payments, net of payment reversals, successfully completed through our Payments Platform, excluding transactions processed through our gateway products. We earn additional fees on transactions settled in foreign currencies when we enable cross-border transactions. We also earn interest and related fees on receivables from consumers and merchants that use our PayPal Credit products.

Our revenues can be significantly impacted by the following:

•	The mix between merchant types;

•	Mix between domestic and cross-border transactions;

•	Geographic region or country in which a transaction occurs; and

•	The amount of PayPal Credit loans receivable outstanding with consumers and merchants.

Net revenues analysis

The significant components of our net revenue for the years ended December 31, 2014, 2013 and 2012 were as follows:

	Year Ended December 31,			Percent Increase/ (Decrease)
	2014	2013	2012	2014	2013
	(In millions, except percentages)
Transaction revenues	$7,107	$5,992	$5,028	19%	19%
Other value-added services	918	735	634	25%	16%

Net revenues	$8,025	$6,727	$5,662	19%	19%

The increase in transaction revenues in 2014 and 2013 was primarily based on the growth in TPV and the total number of payment transactions on our Payments Platform.

The following table provides a summary of our active customer accounts, number of payment transactions and TPV:

	Year Ended December 31,			Percent Increase/ (Decrease)
	2014	2013	2012	2014	2013
	(In millions, except percentages)
Active customer accounts	162	143	123	13%	16%
Number of payment transactions	3,964	3,261	2,663	22%	22%
Total TPV	$234,635	$185,606	$150,066	26%	24%
Percent of cross-border TPV	24%	24%	24%	**	**
Percent of TPV from large merchants	42%	39%	36%	**	**

**	Not Meaningful

The growth in TPV was driven largely by the increase in the number of payment transactions and active customer accounts in 2014 and 2013. The growth in transaction revenues was lower than the growth in TPV and growth in payment transactions due to a higher portion of TPV generated by large merchants who generally pay lower rates on higher transaction volume. We define large merchants as merchants who have generated TPV greater than $1.2 million in the last 12 months. The impact of increases or decreases in prices charged to our customers did not significantly impact revenue growth in 2014 or 2013.

Net revenues from other value-added services increased by 25% and 16% in 2014 and 2013, respectively. The increases were primarily due to interest and fee income earned on loans receivable outstanding from consumers that used our PayPal Credit products as a funding source. The total loans receivable balance as of December 31, 2014 and 2013 was $3.6 billion and $2.8 billion, respectively, reflecting a year over year increase of 29%. In 2013, the increase in interest and fee income was offset by a decrease in revenue share we earn through partnerships and a decrease in net revenues from other services that we provide to consumers and merchants.

Operating Expenses

The following table summarizes our operating expenses and related metrics we use to assess the trend in each:

	Year Ended December 31,			Percent Increase/ (Decrease)
	2014	2013	2012	2014	2013
	(In millions, except percentages)
Transaction expense	$2,170	$1,835	$1,518	18%	21%
Transaction and loan losses	646	502	365	29%	38%
Customer support and operations	1,055	950	814	11%	17%
Sales and marketing	998	791	662	26%	19%
Product development	890	727	677	22%	7%
General and administrative	482	378	345	28%	10%
Depreciation and amortization	516	453	382	14%	19%
Restructuring	—	—	19	**	**

Total Operating Expenses	$6,757	$5,636	$4,782	20%	18%
Transaction expense rate[1]	0.92%	0.99%	1.01%
Transaction and loan loss rate[2]	0.28%	0.27%	0.24%

[1]	Transaction expense rate is calculated by dividing transaction expense by TPV
[2]	Transaction and loan loss rate is calculated by dividing transaction and loan losses by TPV
**	Not Meaningful

Transaction expense

Transaction expense is primarily comprised of the costs we incur to accept a customer’s funding source of payment. These costs include fees paid to payment processors and other financial institutions in order to draw funds from a customer’s credit or debit card, bank account or other funding source they have stored in their digital wallet. Transaction expense also includes interest expense on borrowings incurred to finance our portfolio of loans receivable arising from our PayPal Credit funding option. We refer to the allocation of funding sources used by our consumers as our “funding mix.” The cost of funding a transaction with a credit card is generally more costly than the cost of funding a transaction from a bank or through internal sources such as a PayPal account balance or PayPal Credit. As we expand the availability of alternative funding sources to our customers, a change in funding mix can increase or decrease our transaction expense rate. For the years ended December 31, 2014, 2013 and 2012, approximately 2% of TPV was funded with PayPal Credit.

The increase of $335 million or 18% in transaction expense in 2014 compared to 2013, and the increase of $317 million or 21% in 2013 compared to 2012 is predominantly attributable to an increase in TPV. Our transaction expense rates in 2014 compared to 2013, and in 2013 compared to 2012 have improved due to a favorable funding mix and a larger share of TPV in countries where we pay lower rates for transactions funded with credit cards than in the U.S. In addition, as our technology platform has continued to expand, we are more cost efficient in enabling global payments. For the years ended December 31, 2014, 2013 and 2012, approximately 48%, 48% and 46% of TPV was outside of the U.S. From time to time, payment card networks have increased, and may increase in the future, the interchange fees and assessments that they charge for each transaction which accesses their networks. Our payment card processors have the right to pass any increases in interchange fees and assessments on to us as well as increase their own fees for processing. Such changes in interchange fees and assessments could increase our transaction expense. Interest expense on borrowings incurred to finance our portfolio of loans receivable, included in Transaction expense, was $7 million, $14 million and $12 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Transaction and loan losses

Transaction losses include the expense associated with our customer protection programs, fraud, and chargebacks. Loan losses include the losses associated with our loans receivable balances. We expect our transaction and loan losses to fluctuate depending on many factors, including TPV, macroeconomic conditions, the extent of our customer protection programs, the impact of regulatory changes, and the credit quality of loans receivable arising from transactions funded with our PayPal Credit products. Additionally, we recover certain amounts from eBay related to customer protection programs offered on eligible eBay purchases made with PayPal. These amounts include the transaction losses associated with customer claims and are included as a reduction of transaction and loan losses in the combined statement of income. Our transaction losses may be impacted by any modifications to this arrangement with eBay following our separation.

The increase of $144 million or 29% in transaction and loan losses in 2014 compared to 2013, and the increase of $137 million or 38% in 2013 compared to 2012 are predominantly attributable to higher TPV and loan losses. Loan losses relating to our loans receivable portfolio were $239 million in 2014, $194 million in 2013 and $134 million in 2012, reflecting an increase of 23% in 2014 compared to 2013, and an increase of 45% in 2013 compared to 2012. The increase in loan losses is due to growth in the portfolio of loans receivable outstanding arising from consumers who chose PayPal Credit as a funding option. The total loans receivable balance as of December 31, 2014 and 2013 was $3.6 billion and $2.8 billion, respectively, reflecting a year over year increase of 29% in each year. The following table provides information regarding the credit quality of a pool of consumer loans and interest receivable balance:

	December 31,
	2014	2013
Percentage of Loans Receivable with FICO scores > 680	54%	55%
Percentage of Loans Receivable with FICO scores < 599	9%	9%

Percent of Loans Receivable current	90%	90%
Percent of Loans Receivable > 90 days outstanding	4%	4%

Our transaction and loan loss rates did not fluctuate significantly between 2014 and 2013. Our transaction and loan loss rates increased between 2013 and 2012 primarily due to the increase in losses relating to our loans receivable portfolio. Modifications to our PayPal Credit products acceptable risk parameters during those periods did not have a material impact on our loan losses.

Recoveries associated with transaction losses incurred on eligible eBay purchases during the years ended December 31, 2014, 2013 and 2012 were $43 million, $48 million and $36 million, respectively.

Customer support and operations

Customer support and operations expenses include costs incurred to provide 24-hour call support to our customers, our site operations and other infrastructure costs incurred to support our Payments Platform, costs to support our trust and security programs protecting our merchants and consumers and other costs incurred in our operations centers. Customer support and operations costs increased by $105 million, or 11%, in 2014 compared to 2013 and by $136 million, or 17%, in 2013 compared to 2012. The increase was predominantly related to an increase in headcount to service our growing number of active customer accounts and the growth in the number of payment transactions occurring on our Payments Platform.

Sales and marketing

Sales and marketing expenses consist primarily of customer acquisition, business development, advertising, marketing programs, and employee compensation and contractor costs to support these programs. Sales and marketing expenses increased by $207 million, or 26%, in 2014 compared to 2013. Sales and marketing expense increased by $129 million, or 19%, in 2013 compared to 2012. The increase in sales and marketing expenses in 2014 and 2013 was due primarily to higher spend to support our strategic initiatives. In 2014, we redesigned our PayPal logo and made significant investments in campaigns designed to enhance our global brand recognition and drive consumer engagement.

Product development

Product development expenses consist primarily of employee compensation and contractor costs that are incurred in connection with the development of our Payments Platform, new products and the improvement of our existing products. Product development expenses exclude software and website development costs that are capitalized. The amortization of developed technology is included in depreciation and amortization expense.

Product development expenses increased by $163 million, or 22%, in 2014 compared to 2013 and by $50 million, or 7%, in 2013 compared to 2012. The increase was due primarily to investments in our Payments Platform, creating new mobile experiences for our customers and supporting our strategic initiatives. The acquisition of Braintree also impacted the growth in product development expenses in 2014 compared to 2013.

General and Administrative

General and administrative expenses consist primarily of costs incurred to provide support to our business, including legal, human resources, finance, executive and other support operations. Our legal expenses, including those related to various ongoing legal proceedings, may fluctuate substantially from period to period.

These combined financial statements include expenses associated with workplace resources and information technology that were previously allocated to the Payments segment of eBay, and, additional expenses related to certain corporate functions, including senior management, legal, human resources and finance. These expenses also include allocations related to share based compensation. The expenses that were incurred by eBay have been allocated to us based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of revenue, headcount, or other systematic measure. The corporate costs and allocation of expenses from eBay may not be indicative of the expenses that may have been incurred had we been a separate stand-alone entity during the periods presented, nor are the results stated herein indicative of the expenses we may incur in the future. Such expenses could be higher or lower. In the periods presented, a significant portion of expenses associated with these functions and allocated to us in our combined financial statements are included in general and administrative expenses.

General and administrative expenses increased $104 million, or 28%, in 2014 compared to 2013 and $33 million, or 10%, in 2013 compared to 2012. In 2014, $207 million of corporate costs and expenses allocated to us were included in general and administrative expenses representing an increase of $24 million, or 13% compared to 2013. In 2013, $183 million of corporate costs and expenses allocated to us were included in general and administrative expenses representing an increase of $15 million, or 9% compared to 2012. In 2014 and 2013, the remaining increase in general and administrative expenses related primarily to higher employee-related costs, including those related to our separation.

Depreciation and Amortization

The primary components of our depreciation and amortization expenses include the depreciation of software, including our technology platform, equipment used to deliver our services and the amortization of acquired intangible assets. Depreciation and amortization expenses increased $63 million, or 14%, in 2014 compared to 2013 and $71 million, or 19%, in 2013 compared to 2012. The increases in 2014 and 2013 were predominantly due to additional depreciation expenses associated with investments in our technology platforms. Amortization expense for acquired intangible assets was $84 million, $70 million and $67 million for the years ended December 31, 2014, 2013 and 2012 respectively. The increase in amortization of acquired intangibles in 2014 was due primarily to our acquisition of Braintree in the fourth quarter of 2013.

Income Tax Expense

Our effective tax rate was 67% in 2014 compared to 12% in 2013. The increase in our effective tax rate during 2014 compared to 2013 was due primarily to the recognition during the year of a U.S. deferred tax liability of approximately $650 million on $1.9 billion of undistributed foreign earnings of certain of our foreign subsidiaries for 2013 and prior years. See “Note 13—Income Taxes” to the combined financial statements included in this report for more information on our effective tax rate.

Our effective tax rate was 12% in 2013 compared to 13% in 2012. The decrease in our effective tax rate during 2013 was due primarily to re-enactment of the federal research and development credit retroactive to January 1, 2012 during the first quarter of 2013.

Non-GAAP Financial Information

Non-GAAP financial information is defined as a numerical measure of a company’s performance that excludes or includes amounts so as to be different than the most comparable measure calculated and presented in accordance with accounting principles generally accepted in the United States (“GAAP”). Pursuant to the requirements of Regulation S-K, portions of this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” include a reconciliation of certain non-GAAP financial measures to the most directly comparable GAAP financial measures. The presentation of non-GAAP financial measures should not be considered in isolation or as a substitute for the Company’s related financial results prepared in accordance with GAAP.

We present non-GAAP financial measures to enhance an investor’s evaluation of our ongoing operating results and to facilitate meaningful comparison of our results between periods. Management uses these non-GAAP financial measures to, among other things, evaluate our ongoing operations, for internal planning and forecasting purposes and in the calculation of performance-based compensation.

We exclude the following items from non-GAAP net income, non-GAAP earnings per diluted share, non-GAAP operating income, non-GAAP operating margin and non-GAAP effective tax rate:

•	Stock-based compensation expense and related employer payroll taxes. This expense consists of expenses for stock options, restricted stock units, and employee stock purchases issued to our employees by eBay under eBay’s equity incentive plans. We exclude stock-based compensation expense from our non-GAAP measures primarily because they are non-cash expenses that management does not believe are reflective of ongoing operating results. The related employer payroll taxes are dependent on eBay’s stock price and the timing and size of exercises by our employees of their stock options and the vesting of their restricted stock units, over which management has limited to no control, and as such management does not believe it correlates directly to our operation of the business.

•	Amortization or impairment of acquired intangible assets, impairment of goodwill, significant gains or losses and transaction expenses from the acquisition or disposal of a business and certain gains or losses on investments. We incur amortization or impairment of acquired intangible assets and goodwill in connection with acquisitions and may incur significant gains or losses from the acquisition or disposal of a business and therefore exclude these amounts from our non-GAAP measures. We also exclude certain gains and losses on investments. We exclude these items because management does not believe they correlate directly to the ongoing operating results of our business.

•	Restructuring. These charges consist of expenses for employee severance and other exit and disposal costs. We exclude restructuring charges primarily because management does not believe they are reflective of ongoing operating results.

•	Certain gains and losses on investments. These consist of significant, one-time gains or losses as determined in accordance with GAAP that are not a recurring part of our business operations.

•	Other certain significant gains, losses, or charges that are not indicative of our core operating results. These are significant gains, losses, or charges during a period that are the result of isolated events or transactions which have not occurred frequently in the past and are not expected to occur regularly or be repeated in the future. We exclude these amounts from our results primarily because management does not believe they are indicative of our current or ongoing operating results. For the year ended December 31, 2014, this includes the recognition of a U.S. deferred tax liability of approximately $650 million.

•	Separation. These are significant expenses that are related to the planned separation of our business from eBay and into a separate publicly traded company. These consist primarily of third-party consulting fees, legal fees, employee retention payments and other expenses incurred to complete the separation. We exclude these items because management does not believe they correlate directly to the ongoing operating results of our business.

•	Tax effect of non-GAAP adjustments. This amount is used to present stock-based compensation and the other amounts described above on an after-tax basis consistent with the presentation of non-GAAP net income.

Years ended December 31, 2014, 2013 and 2012

	Year Ended December 31,
	2014	2013	2012
	(In millions)
GAAP operating income	$1,268	$1,091	$880
Stock-based compensation expense and related employer payroll taxes	309	269	210
Amortization of acquired intangible assets	70	55	58
Restructuring	1	(4)	19

Total non-GAAP operating income adjustments	380	320	287

Non-GAAP operating income	$1,648	$1,411	$1,167

Non-GAAP operating margin	21%	21%	21%

	Year Ended December 31,
	2014	2013	2012
	(In millions)
GAAP income before income taxes	$1,261	$1,084	$891
GAAP provision for income taxes	842	129	113

GAAP net income	419	955	778
Non-GAAP adjustments to net income:
Non-GAAP operating income adjustments (see table above)	380	320	287
Amortization of intangibles of investments	4	7	—
Other certain gains and losses on investments	(4)	—	—
Other certain significant gains, losses, or charges	650	—	—
Tax effect of non-GAAP adjustments	(106)	(96)	(104)

Non-GAAP net income	$1,343	$1,186	$961

GAAP effective tax rate	67%	12%	13%
Tax effect of non-GAAP adjustments to net income	(49)%	4%	5%

Non-GAAP effective tax rate	18%	16%	18%

In addition to the non-GAAP measures discussed above, the company also uses free cash flow to assess our operating performance. Free cash flow represents operating cash flows less purchases of property and equipment. The company considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchases of property, buildings, equipment and including investments in our Payments Platform, which can then be used to, among other things, invest in the company’s business, make strategic acquisitions, and repurchase stock. A limitation of the utility of free cash flow as a measure of financial performance is that it does not represent the total increase or decrease in the company’s cash balance for the period.

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Net cash provided by operating activities	$2,220	$1,993	$1,565
Less: Purchases of property and equipment	(492)	(391)	(511)

Free cash flow	$1,728	$1,602	$1,054

Liquidity and Capital Resources

We require liquidity and access to capital to fund our global operations, customer protection programs, provide credit to customers that fund transactions using our PayPal Credit product, capital expenditures, investments in our business, potential acquisitions and current and future obligations. The following table summarizes the cash, cash equivalents and available-for-sale investment balances available as of December 31, 2014:

	December 31,
	2014	2013
	(in millions)
Cash, cash equivalents and available-for-sale investment securities[1]	$2,230	$1,975

[1]	Excludes assets related to customer accounts of $10.6 billion and $9.3 billion at December 31, 2014 and 2013, respectively.

Cash, cash equivalents and available-for-sale investments held by our foreign subsidiaries (i.e., any entities where earnings would be subject to United States tax upon repatriation) were $2.0 billion and $1.8 billion at December 31, 2014 and 2013, respectively, or 90% and 91% of our total cash, cash equivalents and available-for-sale investments as of such dates. During the first quarter of 2014, eBay changed its capital allocation strategy to reflect its objective of increasing its available U.S. cash, preserving its credit rating, and providing greater liquidity to meet its other cash needs in the U.S., which included, among other things and subject to market conditions and other uncertainties, merger and acquisition activity and potentially funding opportunistic share repurchases on an accelerated basis. As a result of the change in eBay’s capital allocation strategy, we provided for U.S. income and applicable foreign withholding taxes on $1.9 billion of undistributed foreign earnings of certain of our non-U.S. subsidiaries for 2013 and prior years. We have recorded a deferred tax liability of approximately $650 million based on the estimated tax consequences of repatriating these earnings. We have not provided for U.S. federal income and foreign withholding taxes on $2.3 billion of our non-U.S. subsidiaries’ undistributed earnings as of December 31, 2014. Since we do not know the time or manner in which we would repatriate those funds, we cannot determine the impact of local taxes, withholding taxes and foreign tax credits associated with the future repatriation of such earnings and therefore cannot quantify the tax liability.

We strive to protect consumers and merchants from fraudulent transactions. The risk of losses from these protection programs are specific to individual customers, merchants and transactions, and may also be impacted by regional variations to these programs and modifications to the program resulting from changes to regulatory requirements. For the periods presented in the combined financial statements, payments under these protections have ranged between 0.08% and 0.12% of TPV. Historical trends may not be an indication of the future. In addition, we recovered certain amounts from eBay related to our customer protection programs offered on eligible eBay purchases made with PayPal. These costs include the transaction losses associated with customer claims and are included as a reduction of transaction and loan losses. Changes in our arrangement with eBay could impact our transaction and loan losses.

To the extent that our PayPal Credit products become more widely available, any resulting growth in the portfolio of loan receivables would increase our liquidity needs and any failure to meet those liquidity needs could adversely affect our business. We currently fund the expansion of our PayPal Credit loans receivable with international and domestic cash resources and borrowings from eBay. Following the separation, the cash from the anticipated contribution to PayPal from eBay will replace borrowings from eBay. We believe these sources, together with cash expected to be generated from operations, will be sufficient to fund the PayPal Credit portfolio for the foreseeable future. We are considering alternative sources of funding of our credit portfolio through our strategic and financial partners and will continue to do so in the future.

Our liquidity and access to capital could be impacted by our credit rating, financial performance, and global credit market conditions. We are working with credit rating agencies to obtain separate credit ratings and believe that immediately following separation we will be rated investment grade. In addition, our liquidity and access to capital could also be negatively impacted by the outcome of any of the legal or regulatory proceedings to which we are a party. See “Risk Factors—Risk Factors That May Affect Our Business, Results of Operations and Financial Condition” and “Note 10—Commitments and Contingencies” to the combined financial statements for additional discussion of these and other risks facing our business.

In June 2014, we agreed, subject to certain conditions, that we, one of our affiliates or a third party partner will purchase a portfolio of consumer loan receivables relating to the customer accounts arising out of our current credit program agreement with Synchrony (formerly GE Capital Retail Bank) for a price based on the book value of the consumer loan receivables portfolio at the time of the purchase (expected to be Q4 2016), subject to certain adjustments and exclusions. As of December 31, 2014, Synchrony had a net receivables portfolio under the credit program agreement of approximately $1.5 billion.

We believe that our existing cash, cash equivalents, available-for-sale investments, cash expected to be generated from operations, the anticipated cash contribution to PayPal from eBay, our expected access to capital markets, together with funding through our strategic and financial partners will be sufficient to fund our operating activities, anticipated capital expenditures, and PayPal Credit portfolio for the foreseeable future.

Cash Flows

Years ended December 31, 2014, 2013 and 2012

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Net cash provided by (used in):
Operating activities	$2,220	$1,993	$1,565
Investing activities	(1,546)	(1,721)	(1,526)
Financing activities	(51)	(85)	(210)
Effect of exchange rates on cash and cash equivalents	(26)	3	(1)

Net increase/(decrease) in cash and cash equivalents	$597	$190	$(172)

Operating Activities

We generated cash from operating activities of $2.2 billion, $2.0 billion and $1.6 billion in 2014, 2013 and 2012, due primarily to operating income of $1.3 billion, $1.1 billion, and $880 million, respectively. We also recorded non-cash charges in operating income related to transaction and loan losses, depreciation and amortization, and stock-based compensation that contributed to net cash provided by operating activities.

Cash paid for income taxes in 2014, 2013 and 2012 was $47 million, $28 million and $38 million, respectively.

Investing Activities

The net cash used in investing activities of $1.5 billion in 2014 was due primarily to increases in our loan receivable portfolio (net of collections) originated through our PayPal Credit products of $1.0 billion and purchases of property and equipment of $492 million.

The net cash used in investing activities of $1.7 billion in 2013 was due primarily to increases in our loan receivable portfolio (net of collections) originated through our PayPal Credit products of $793 million, cash paid for acquisitions (net of cash acquired) of $731 million, and net cash paid for purchases and sales of investments of $290 million.

The net cash used in investing activities of $1.5 billion in 2012 was due primarily to increases in our loan receivable portfolio (net of collections and charge-offs) originated through our PayPal Credit products of $740 million, purchases of property and equipment, of $511 million and net cash outflows relating to receivables from eBay of $168 million.

Financing Activities

The net cash used in financing activities of $51 million in 2014, $85 million in 2013 and $210 million in 2012 was due primarily to net cash outflows relating to repayments of borrowings from eBay.

Free Cash Flow

Management uses a free cash flow measure to evaluate the company’s operating results, evaluate strategic investments and assess the company’s ability and need to incur and service debt. Free cash flow is not a defined term under GAAP and it should not be inferred that the entire free cash flow amount is available for discretionary expenditures. The company defines free cash flow as net cash provided by operating activities less purchases of property and equipment, including the investment in software. Free cash flow was $1.7 billion in 2014, an increase of $126 million from 2013. The increase was primarily due to an increase in deferred income taxes of $628 million, partially offset by a decrease in net income. Free cash flow was $1.6 billion in 2013, an increase of $548 million from 2012. The increase in 2013 was due primarily to an increase in net income of $177 million, an increase in the accrual for transaction and loan losses of $137 million and a decrease of $120 million in purchases of property and equipment. The increase in free cash flow in 2014 was used to fund our increase in loans to consumers and merchants. The increase in free cash flow in 2013 was used towards the acquisition of Braintree in December of 2013.

Effect of Exchange Rates on Cash

The negative effect of currency exchange rates on cash and cash equivalents during 2014 of $26 million was due to the strengthening of the U.S. dollar against certain foreign currencies, primarily the Euro. There was minimal impact of currency exchange rates on cash and cash equivalents during 2013 and 2012.

Off-Balance Sheet Arrangements

PayPal has no off-balance sheet debt, other than lease arrangements and other commitments as presented in the Future Obligations table that follows.

eBay Inc. has a cash pooling arrangement with a financial institution for cash management purposes. We participate in this arrangement, which allows for cash withdrawals from this financial institution based upon eBay’s aggregate operating cash balances within the same financial institution (“Aggregate Cash Deposits”). This arrangement also allows eBay to withdraw amounts exceeding the Aggregate Cash Deposits up to an agreed-upon limit. The net balance of the withdrawals and the Aggregate Cash Deposits are used by the financial institution as a basis for calculating eBay’s net interest expense or income. As of December 31, 2014, PayPal had $1.6 billion relating to cash held in this pooling arrangement.

Future Liquidity and Obligations

Following the separation, our capital structure and sources of liquidity will differ from our historical capital structure. Please refer to the “Unaudited Pro Forma Condensed Combined Financial Statements” included elsewhere in this information statement for discussion of the anticipated post-distribution capital structuring, including an anticipated cash contribution to PayPal from eBay. Post separation, we will no longer participate in cash management and intercompany funding arrangements with eBay. Our ability to fund our capital needs will depend on our ability to access our cash and investment portfolio, generate cash from operations, and access capital markets. The following table summarizes our obligations as of December 31, 2014 that are expected to impact liquidity and cash flow in future periods. We believe we will be able to fund these obligations through our existing cash and investment portfolio and cash expected to be generated from operations.

Payments Due During the Year Ending December 31,	Purchase Obligations	Operating Leases	Total
	(In millions)
2015	$144	$33	$177
2016	42	31	73
2017	1	28	29
2018	—	26	26
2019	—	17	17
Thereafter	—	24	24

	$187	$159	$346

The significant assumptions used in our determination of amounts presented in the above table are as follows:

•	Lease amounts include minimum rental payments under our non-cancelable operating leases for office facilities, fulfillment centers, as well as computer and office equipment that we utilize under lease arrangements. The amounts presented are consistent with contractual terms and are not expected to differ significantly from actual results under our existing leases, unless a substantial change in our headcount needs requires us to expand our occupied space or exit an office facility early.

•	Purchase obligation amounts include minimum purchase commitments for advertising, capital expenditures (computer equipment, software applications, engineering development services, construction contracts) and other goods and services entered into in the ordinary course of business.

In addition, in June 2014, we agreed, subject to certain conditions, that we, one of our affiliates or a third party partner will purchase a portfolio of consumer loan receivables relating to the customer accounts arising out of our current credit program agreement with Synchrony (formerly GE Capital Retail Bank) for a price based on the book value of the consumer loan receivables portfolio at the time of the purchase (expected to be Q4 2016), subject to certain adjustments and exclusions. As of December 31, 2014, Synchrony had a net receivables portfolio under the credit program agreement of approximately $1.5 billion.

As we are unable to reasonably predict the timing of settlement of liabilities related to unrecognized tax benefits, net, the table does not include $187 million of such non-current liabilities included in deferred and other tax liabilities recorded on our combined balance sheet as of December 31, 2014.

Seasonality

The Company does not experience meaningful seasonality. No individual quarter in 2014, 2013 or 2012 accounted for more than 30% of net revenue.

Critical Accounting Policies and Estimates

The application of U.S. GAAP requires us to make estimates and assumptions about certain items and future events that directly affect our reported financial condition. We have established detailed policies and control procedures to provide reasonable assurance that the methods used to make estimates and assumptions are well controlled and are applied consistently from period to period. The accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to our financial statements. An accounting estimate is considered critical if both (a) the nature of the estimate or assumption is material due to the levels of subjectivity and judgment involved, and (b) the impact within a reasonable range of outcomes of the estimate and assumption is material to our financial condition. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of eBay Inc.’s Board of Directors. Our significant accounting policies, including recent accounting pronouncements, are described in “Note 1 (Summary of Significant Accounting Policies)” to the combined annual financial statements.

A quantitative sensitivity analysis is provided where that information is reasonably available, can be reliably estimated and provides material information to investors. The amounts used to assess sensitivity are included to allow users of this information statement to understand a general direction cause and effect of changes in the estimates and do not represent management’s predictions of variability. For all of these estimates, it should be noted that future events rarely develop exactly as forecasted, and estimates require regular review and adjustment.

Transaction and loan losses

Transaction and loan losses include the expense associated with our customer protection programs, fraud, chargebacks, and credit losses associated with our loans receivable balances. We expect our transaction and loan losses to fluctuate depending on many factors, including, the total TPV, macroeconomic conditions, the extent of our customer protection programs, the impact of regulatory changes, and the credit quality of loans receivable arising from transactions funded with our PayPal Credit products.

We establish allowances for estimated transaction losses arising from processing customer transactions, such as chargebacks for unauthorized credit card use and merchant-related chargebacks due to non-delivery of goods or services, ACH returns, buyer protection program claims, account take overs, and debit card overdrafts. Additions to the allowance, in the form of provisions, are reflected in transaction and loan losses in our combined statements of income. The allowances, which involve the use of actuarial techniques, are monitored monthly and are updated based on actual claims data reported by our claims processors and other actual data received. The allowances are based on known facts and circumstances, internal factors including experience with similar cases, historical trends involving loss payment patterns, and the mix of transaction and loss types.

We also establish an allowance for loans receivable which represents our estimate of probable loan losses inherent in our PayPal Credit loans receivable portfolio and is reflected in transaction and loan losses in our combined statements of income. This evaluation process is subject to numerous estimates and judgments, and is primarily based on forecasted principal balance delinquency rates (“roll rates”). Roll rates are the percentage of balances which we estimate will migrate from one stage of delinquency to the next based on our historical experience, as well as external factors such as estimated bankruptcies and levels of unemployment. Roll rates are applied to principal balances for each stage of delinquency, from current to 180 days past due, in order to estimate the principal loans which are probable to be charged off. The allowance for loss against interest receivable is primarily determined by applying historical average customer account roll rates to the interest receivable balance in each stage of delinquency to project how much will not be collectible.

We charge off loans receivable balances in the month in which the customer balance becomes 180 days past due. Bankrupt accounts are charged off within 60 days of receiving notification from the bankruptcy courts. Past due loans receivable continue to accrue interest until such time as they are charged off, with the portion of the reserve related to interest receivable balance classified as a reduction of revenue.

Determining appropriate allowances for these losses is an inherently uncertain process and is subject to numerous estimates and judgments, and ultimate losses may vary from the current estimates. We regularly update our allowance estimates as new facts become known and events occur that may impact the settlement or recovery of losses. The allowances are maintained at a level we deem appropriate to adequately provide for losses incurred at the balance sheet date. An aggregate ten percentage point increase in our transaction and loan loss rate would negatively impact transaction and loan losses by approximately $65 million.

Accounting for Income Taxes

Our annual tax rate is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective government taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We review our tax positions quarterly and adjust the balances as new information becomes available. Our income tax rate is significantly affected by the tax rates that apply to our foreign earnings. In addition to local country tax laws and regulations, our income tax rate depends on the extent that our earnings are indefinitely reinvested outside the U.S. Indefinite reinvestment is determined by management’s judgment about and intentions concerning our future operations. To the extent we do not intend to repatriate these earnings to fund U.S. operations, we do not provide for U.S. federal income and foreign withholding tax on these earnings.

Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income rely heavily on estimates that are based on a number of factors, including our historical experience and short range and long-range business forecasts. To the extent deferred tax assets are not expected to be realized, we record a valuation allowance.

We recognize and measure uncertain tax positions in accordance with GAAP, pursuant to which we only recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. We report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. GAAP further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter in which such change occurs. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

We file annual income tax returns in multiple taxing jurisdictions around the world. A number of years may elapse before an uncertain tax position is audited by the relevant tax authorities and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our reserves for income taxes are adequate such that we reflect the benefits more likely than not to be sustained in an examination. We adjust these reserves, as well as the related interest, where appropriate in light of changing facts and circumstances. Settlement of any particular position could require the use of cash.

Based on our results for the year ended December 31, 2014, a one-percentage point change in our provision for income taxes as a percentage of income before taxes would have resulted in an increase or decrease in the provision of approximately $13 million.

Loss Contingencies

We are currently involved in various claims, legal proceedings and investigations of potential operating violations by regulatory oversight authorities. We regularly review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim, legal proceeding or potential regulatory violation is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination of whether an exposure is reasonably estimable. Our judgments are subjective based on the status of the legal or regulatory proceedings, the merits of our defenses and consultation with in-house and outside legal counsel. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims, litigation or other violation and may revise our estimates. Due to the inherent uncertainties of the legal and regulatory process in the multiple jurisdictions in which we operate, our judgments may be materially different than the actual outcomes.

Revenue Recognition

Application of the various accounting principles in U.S. GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting. Specifically, the determination of whether we are a principal to a transaction (gross revenue) or an agent (net revenue) can require considerable judgment. Further, we provide incentive payments to consumers and merchants, which require judgment to determine whether the payments should be recorded as a reduction to gross revenue. Changes in judgments with respect to these assumptions and estimates could impact the amount of revenue recognized.

Valuation of Goodwill and Intangibles

The valuation of assets acquired in a business combination and asset impairment reviews require the use of significant estimates and assumptions. The acquisition method of accounting for business combinations requires us to estimate the fair value of assets acquired, liabilities assumed, and any non-controlling interest in the acquiree to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. Impairment testing for assets, other than goodwill and indefinite-lived intangible assets, requires the allocation of cash flows to those assets or group of assets and if required, an estimate of fair value for the assets or group of assets. Our estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management’s assumptions, which would not reflect unanticipated events and circumstances that may occur.

We evaluate goodwill and intangible assets for impairment on an annual basis or sooner if indicators of impairment exist. In the fourth quarter of 2012, the Company early adopted the Financial Accounting Standards Board (“FASB”) guidance that simplifies how an entity tests indefinite-lived intangible assets for impairment, allowing a qualitative assessment to be performed, which is similar to the FASB guidance for evaluating goodwill for impairment. In performing these qualitative assessments, we consider relevant events and conditions, including but not limited to, macroeconomic trends, industry and market conditions, overall financial performance, cost factors, company-specific events, legal and regulatory factors and our market capitalization (previously assessed under eBay). If the qualitative assessments indicate that it is more likely than not that the fair value of the reporting unit or indefinite-lived intangible assets are less than their carrying amounts, we must perform a quantitative impairment test.

Under the quantitative impairment test, if the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded in the Combined Statements of Income. Measurement of the fair value of a reporting unit is based on one or more of the following fair value measures: amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties, using present value techniques of estimated future cash flows, or using valuation techniques based on multiples of earnings or revenue, or a similar performance measure.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential for economic losses to be incurred on market risk sensitive instruments arising from adverse changes in market factors such as interest rates, foreign currency exchange rates and equity price risk. Management establishes and oversees the implementation of policies governing our investing, funding, and foreign currency derivative activities in order to mitigate market risks. We monitor risk exposures on an ongoing basis.

Interest Rate Risk

We are exposed to interest rate risk from our investment portfolio and from interest-rate sensitive assets underlying the customer balances we hold on our combined balance sheet as customer accounts.

As of December 31, 2014, approximately 97% of our total cash and investment portfolio was held in cash and cash equivalents, and we held no direct investments in auction rate securities, collateralized debt obligations, structured investment vehicles or mortgage-backed securities. For additional details related to our investment activities, please see “Note 4—Investments” to the combined financial statements included in this report.

The assets underlying the customer balances we hold on our combined balance sheet as customer accounts are maintained in interest and non-interest bearing bank deposits, time deposits, and U.S. and foreign government and agency securities. We classify the assets underlying the customer balances as current based on their purpose and availability to fulfill our direct obligation under amounts due to customers. We seek to preserve principal while holding eligible liquid assets, as defined by the regulatory requirements and commercial law in the jurisdictions where PayPal operates, equal to at least 100% of the aggregate amount of all customer balances. We do not pay interest on amounts due to customers.

We expect to enter into a new revolving credit facility that will bear interest at a floating rate. As a result, we will be exposed to fluctuations in interest rates to the extent of our borrowings under the revolving credit facility.

Interest rates may also adversely impact our customers’ spending levels and ability and willingness to pay outstanding amounts owed to us. Higher interest rates often lead to higher payment obligations by customers to us and other lenders under mortgage, credit card and other consumer loans, which may reduce our customers’ ability to remain current on their obligations to us and therefore lead to increased delinquencies, charge-offs and allowance for loan and interest receivable which could have an adverse effect on our net earnings.

A 100 basis point adverse change in interest rates would not have a material impact on the Company’s financial assets or liabilities at December 31, 2014 and 2013.

Foreign Currency Risk

We have significant operations internationally that are denominated in foreign currencies, primarily the Euro, British Pound, and Australian Dollar, subjecting us to foreign currency risk which may adversely impact our financial results. We transact business in various foreign currencies and have significant international revenues as well as costs. In addition, we charge our international subsidiaries for their use of intellectual property and technology and for certain corporate services. Our cash flow, results of operations and certain of our intercompany balances that are exposed to foreign exchange rate fluctuations may differ materially from expectations and we may record significant gains or losses due to foreign currency fluctuations and related hedging activities.

We have a foreign exchange exposure management program designed to identify material foreign currency exposures, manage these exposures and reduce the potential effects of currency fluctuations on our reported combined cash flows and results of operations through the execution of foreign currency exchange contracts. These foreign currency exchange contracts are accounted for as derivative instruments; for additional details related to our foreign currency exchange contracts, please see “Note 6—Derivative Instruments” to the combined financial statements included in this report.

Equity Price Risk

As of December 31, 2014, our cost and equity method investments totaled $31 million, which represented approximately 1% of our total cash and investment portfolio and were primarily related to equity method investments in privately held companies. We did not hold any marketable equity instruments. We review our investments for impairment when events and circumstances indicate a decline in fair value of such assets below carrying value is other-than-temporary. Our analysis includes a review of recent operating results and trends, recent sales/acquisitions of the securities in which we have invested and other publicly available data.

European Debt Exposures

We actively monitor our exposure to the European markets, including the impact of sovereign debt issues associated with Cyprus, Greece, Ireland, Italy, Portugal and Spain. As of December 31, 2014, we did not have any direct investments in the sovereign debt of these countries or in debt securities issued by corporations or financial institutions organized in these countries. We maintain a small number of operating bank accounts with Spanish, Italian and Portuguese banks that have balances that we do not consider material.

MANAGEMENT

Executive Officers Following the Distribution

The following table sets forth information as of April 9, 2015 regarding the individuals who are expected to serve as executive officers of PayPal following the distribution. While some of PayPal’s executive officers are currently officers and employees of eBay, after the distribution, none of these individuals will be employees or executive officers of eBay.

Name	Age	Position
Daniel H. Schulman	57	President and Chief Executive Officer
James J. Barrese	46	Chief Technology Officer and Senior Vice President, Payment Services
Hill Ferguson	43	Senior Vice President, Consumer
William J. Ready	35	Senior Vice President, Merchant and Next Generation Commerce

Daniel H. Schulman is expected to serve as the President and Chief Executive Officer of PayPal. He has served as the President and CEO-Designee of PayPal since September 2014. From August 2010 to August 2014, Mr. Schulman served as Group President, Enterprise Group of American Express. Mr. Schulman was President, Prepaid Group of Sprint Nextel Corporation, a cellular phone service provider, from November 2009 until August 2010, when Sprint Nextel acquired Virgin Mobile, USA, a cellular phone service provider.

James J. Barrese is expected to serve as the Chief Technology Officer and Senior Vice President, Payment Services of PayPal. Prior to the separation, Mr. Barrese was the Senior Vice President and Chief Technology Officer at PayPal from October 2013. Mr. Barrese was PayPal’s Chief Technology Officer from February 2012 through October 2013, and was the Vice President of Global Product Development for PayPal from August 2011 through February 2012. Prior to that time, Mr. Barrese served in various leadership roles in the technology organization at eBay, Inc. since he began employment with the company in 2001.

Hill Ferguson is expected to serve as the Senior Vice President, Consumer of PayPal. Prior to the separation, Mr. Ferguson was the Senior Vice President, Global Product, for PayPal from August 2013. From August, 2011 through August 2013, Mr. Ferguson was the Vice President, Global Product for PayPal. Mr. Ferguson was the Vice President of Product and Marketing at Zong, a mobile payments provider, from September 2008 through August 2011, when eBay acquired Zong.

William J. Ready is expected to serve as the Senior Vice President, Merchant and Next Generation Commerce of PayPal. Prior to the separation, Mr. Ready was the head of PayPal’s Braintree operations from the time of its acquisition in December 2013. Mr. Ready was the CEO of Braintree, an online payments provider, from October 2011 until its acquisition by eBay in December 2013. From July 2011 through October 2011, Mr. Ready was an executive in residence at Accel Partners, a leading Silicon Valley venture capital and growth equity firm. Mr. Ready was the president of iPay Technologies, Inc., a payments services provider, from 2008 through 2011. Mr. Ready managed iPay through its successful sale to Jack Henry and Associates in 2010.

DIRECTORS

Board of Directors Following the Distribution

The following table sets forth information as of April 9, 2015 regarding those persons who are expected to serve on PayPal’s board of directors following the distribution. After the distribution, none of these individuals will be employees of eBay.

Name	Age	Position
Daniel H. Schulman	57	President and Chief Executive Officer
John J. Donahoe	54	Chairman
Pierre M. Omidyar	47	Director

Daniel H. Schulman. Mr. Schulman’s extensive industry experience and knowledge of PayPal’s day-to-day operations, as well as his previous managerial experience in the payments and technology industries will enable Mr. Schulman to provide valuable perspectives on many issues facing PayPal, particularly with respect to business management and strategy. Mr. Schulman’s service on the board of directors will create an important link between management and the board and will provide PayPal with decisive and effective leadership.

John J. Donahoe. Mr. Donahoe has served as eBay’s President and Chief Executive Officer since March 2008, and as a director of eBay since January 2008. He is expected to continue in this role until the separation. From January 2012 until April 2012, Mr. Donahoe served as Interim President of PayPal. From January 2008 to March 2008, Mr. Donahoe served as CEO-designate of eBay. From March 2005 to January 2008, Mr. Donahoe served as President, eBay Marketplaces. From January 2000 to February 2005, Mr. Donahoe served as the Worldwide Managing Director of Bain & Company. Mr. Donahoe serves on the Board of Directors of Intel Corporation (where he currently serves as a member of the Compensation Committee and as a member of the Corporate Governance and Nominating Committee) and of Nike, Inc. (where he currently serves as a member of the Nominating and Corporate Governance Committee). Mr. Donahoe will bring extensive industry experience and deep knowledge of PayPal’s day-to-day operations based on his current role as eBay’s President and Chief Executive Officer and previous managerial experience as Interim President of PayPal.

Pierre M. Omidyar. Mr. Omidyar has extensive experience as a technologist and innovator. His industry knowledge and long history of driving innovation will provide important expertise to PayPal that is technology driven and focused on innovation. As the founder of eBay, Mr. Omidyar will bring to the Board a deep understanding of the business and a long-standing history as a leader within the technology industry. In addition to eBay, Mr. Omidyar has also been a founder of several other innovative businesses, including the Omidyar Network and First Look. His extensive experiences as an entrepreneur are particularly relevant to our nimble, fast-changing business.

At the time of the distribution, we expect that our board of directors will consist of the directors set forth above as well as several additional directors that will be identified in a subsequent amendment to this information statement. Each of our directors will have terms expiring at the first annual meeting of stockholders following the distribution, which PayPal expects to hold within 12 months from the distribution. Commencing with this first annual meeting of stockholders, each of our directors will be elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. Holders of shares of common stock will have no right to cumulative voting in the election of directors.

Director Independence

Under applicable national stock exchange rules, PayPal must have a board of directors with at least a majority of independent directors. These rules have both objective tests and a subjective test for determining who is an “independent director.” The objective tests state, among other items, that a director is not considered independent if he or she is an employee of the company, or is a partner in, or a controlling stockholder or executive officer of, an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed a specified percentage of the recipient’s consolidated gross revenue for that year. The subjective test requires our board to affirmatively determine that a director does not have a relationship that would interfere with the director’s exercise of independent judgment in carrying out his or her responsibilities. On an annual basis, each member of our board will be required to complete a questionnaire designed to provide information to assist the board in determining whether the director is independent under the listing standards of the stock exchange on which PayPal common stock is listed and PayPal’s Corporate Governance Guidelines to be adopted by the board (and for members of our Audit Committee and Compensation Committee, whether the director satisfies additional SEC and [—] independence requirements). It is expected that PayPal’s board will adopt guidelines setting forth certain categories of transactions, relationships, and arrangements that it has deemed immaterial for purposes of making its determination regarding a director’s independence, and does not consider any such transactions, relationships, and arrangements in making its subjective determination.

It is expected that a majority of PayPal’s board of directors will be comprised of directors who are “independent” as defined by the rules of the national stock exchange on which PayPal common stock is listed and the Corporate Governance Principles to be adopted by the board. PayPal will seek to have its non-management directors qualify as “independent” under these standards.

The board will limit membership on the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee to independent directors. PayPal’s Corporate Governance Guidelines to be adopted by the board will require any director who has previously been determined to be independent to inform the Chairman and PayPal’s Corporate Secretary of any change in his or her principal occupation or status as a member of the board of any other public company, or any change in circumstance that may cause his or her status as an independent director to change.

Committees of the Board of Directors

Effective upon the completion of the distribution, PayPal’s board of directors expects to have the following standing committees: an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. The Board may determine that additional formal or informal committees may be appropriate.

Audit Committee. PayPal’s board of directors will have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Audit Committee is expected to consist of [—], [—], and [—], each of whom is expected to be independent in accordance with the rules and regulations of the stock exchange on which PayPal common stock is listed and the SEC. [—] is expected to be the Audit Committee Chairman. The primary responsibilities of the Audit Committee will be set forth in the charter of the Audit Committee and are expected to consist of meeting with PayPal’s independent auditors to review the results of the annual audit and to discuss PayPal’s financial statements, including the independent auditors’ judgment about the quality of accounting principles, the reasonableness of significant judgments, the clarity of the disclosures in our financial statements, our internal control over financial reporting, and management’s report with respect to internal control over financial reporting. Additionally, the Audit Committee is expected to meet with the independent auditors to review the interim financial statements prior to the filing of Quarterly Reports on Form 10-Q, recommend to the board of directors the independent auditors to be retained by PayPal, oversee the independence of the independent auditors, evaluate the independent auditors’ performance, review and approve the fees of the independent auditors, and receive and consider the independent auditors’ comments as to controls, adequacy of staff, and management performance and procedures in connection with audit and financial controls, including PayPal’s system to monitor and manage business risks and legal and ethical compliance programs. The Audit Committee is expected to approve the appointment, compensation, and performance of PayPal’s Vice President, Chief Audit Executive, who is expected to report directly to the committee and meet with the committee regularly without other members of management present.

The Audit Committee is also expected to prepare the Audit Committee Report for inclusion in PayPal’s proxy statement, approve audit and non-audit services provided to PayPal by its independent auditors, and meet with internal legal counsel, to discuss our major risk exposures, including financial, operational, privacy, security, competition, and legal and regulatory risks, and will review significant legal, compliance, and regulatory matters that could have a material impact on PayPal’s financial statements or business, including material notices to or inquiries received from governmental agencies. It is expected that [—] will be determined to be an “audit committee financial expert” as defined by the SEC.

Compensation Committee. [—], [—], and [—] are expected to be the members of the board’s Compensation Committee. [—] is expected to be the Compensation Committee Chairman. The Compensation Committee will assist the board of directors in carrying out the board’s responsibilities relating to the compensation of PayPal’s executive officers and directors. The primary responsibilities of the Compensation Committee will be set forth in the charter of the Compensation Committee and are expected to include:

•	Reviewing and approving all compensation programs applicable to directors and executive officers, the overall strategy for employee compensation, and the compensation of our CEO and our other executive officers;

•	Overseeing and monitoring compliance with PayPal’s stock ownership guidelines applicable to directors and executive officers;

•	Reviewing the Compensation Discussion and Analysis contained in PayPal’s proxy statement and prepare the Compensation Committee Report for inclusion in our proxy statement; and

•	Reviewing and considering the results of any advisory stockholder votes on executive compensation.

Additionally, the Compensation Committee is expected to assess on an annual basis the independence of its compensation consultants, outside legal counsel, and other compensation advisers.

Corporate Governance and Nominating Committee. [—], [—], and [—] are expected to be the members of the board’s Corporate Governance and Nominating Committee. [—] is expected to be the Chairman of the Corporate Governance and Nominating Committee. It expected that each of the members of the board’s Compensation Committee will be independent in accordance with the rules and regulations of the stock exchange on which PayPal common stock is listed and the SEC.

The primary responsibilities of the Corporate Governance and Nominating Committee will be set forth in the charter of the Corporate Governance and Nominating Committee and are expected to include:

•	Making recommendations to the board as to the appropriate size of the board or any board committee;

•	Reviewing the qualifications of candidates for the board; and

•	Making recommendations to the board on potential board and board committee members (consistent with the criteria approved by PayPal’s board of directors), whether as a result of vacancies, including any vacancy created by an increase in the size of the board, or as part of the annual election cycle.

The committee will consider nominee recommendations from a variety of sources, including nominees recommended by stockholders. The committee might, from time to time, retain an executive search firm to help facilitate the screening and interview process of director nominees. The committee expects that qualified candidates will have high-level managerial experience in a relatively complex organization or be accustomed to dealing with complex problems, and will be able to represent the interests of the stockholders as a whole rather than special interest groups or constituencies. Following the distribution, the committee expects to develop detailed factors and criteria that the committee will consider when evaluating each nominee candidate, including diversity of background and perspective that, when combined with other directors, create a broad spectrum of expertise and experience.

In addition to recommending director candidates, it is expected that the Corporate Governance and Nominating Committee will establish procedures for the oversight and evaluation of the board and management, will review correspondence received from stockholders, and will review on an annual basis PayPal’s Corporate Governance Guidelines to be adopted by the board.

Compensation Committee Interlocks and Insider Participation

During PayPal’s year ended December 31, 2014, PayPal was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as PayPal’s executive officers were made by eBay, as described in the section of this information statement captioned “Compensation Discussion and Analysis.”

Corporate Governance

Stockholder Recommendations for Director Nominees

PayPal’s bylaws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the board of directors. PayPal will evaluate stockholder recommendations of board candidates based on the principles outlined in the section of this information statement captioned “Directors—Committees of the Board of Directors—Corporate Governance and Nominating Committee.”

Leadership Structure

PayPal’s bylaws will provide that PayPal’s board will elect the Chairman and the Chief Executive Officer (“CEO”). PayPal’s Corporate Governance Guidelines to be adopted by the board are expected to require that the roles of Chairman and CEO be held by separate individuals. Mr. Donahoe is expected to serve as our Chairman. The separation of the offices of the Chairman and CEO is appropriate as it aids in the board’s oversight of management and it allows our CEO to focus primarily on his management responsibilities.

PayPal’s independent directors are also expected to designate a Lead Independent Director whose duties will be detailed in PayPal’s Corporate Governance Guidelines to be adopted by the board. [—] is expected to be designated as the Lead Independent Director.

Committee Responsibilities

Each committee expects to meet regularly and will have a written charter to be adopted by the board. These charters will be posted on PayPal’s website in connection with the separation. In addition, at each regularly scheduled board meeting, a member of each committee will report on any significant matters addressed by the committee since the last board meeting. It is expected that each committee will perform an annual self-assessment to evaluate its effectiveness in fulfilling its obligations.

Role in Risk Oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. PayPal will face a number of risks, including economic, financial, legal and regulatory, operational, and other risks, such as the impact of competition. See the section entitled “Risk Factors.” Management is expected to be responsible for the day-to-day management of the risks that PayPal will face, while the board, as a whole and through its committees, will have the responsibility for the oversight of risk management. In its risk oversight role, the board will be responsible for satisfying itself that the risk management framework and supporting processes as implemented by management are adequate and functioning as designed. Prior to the distribution, PayPal will develop more detailed policies and responsibilities relating to risk oversight.

Corporate Hotline

PayPal will establish a corporate hotline (operated by a third party) to allow any employee to confidentially and anonymously (where legally permissible) lodge a complaint about any accounting, internal control, auditing, or other matters of concern.

Stockholder Communication

PayPal will encourage regular engagement with stockholders to seek their feedback.

The board is expected to adopt a policy permitting stockholders to communicate with the board or individual directors care of the Corporate Secretary, c/o PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131. It is expected that the primary responsibility for initial review of stockholder communications will be delegated to PayPal’s Corporate Secretary to assist the board in reviewing and responding to stockholder communications in an appropriate manner. The policy adopted by the board is expected to instruct PayPal’s Corporate Secretary to review correspondence directed to the Board and its principal committees and, at his or her discretion, not to forward items solely related to complaints by users with respect to ordinary course of business customer service and satisfaction issues, or that he or she deems to be of a commercial or frivolous nature or otherwise inappropriate for the board’s or its committees’ consideration.

Attendance at Annual Meetings

Absent exigent circumstances, all directors will be expected to attend PayPal’s annual meeting of stockholders in person or by telephone or video call.

Formal Closed Sessions of Outside Directors

As part of each regularly scheduled board meeting, the outside directors will have the opportunity to meet without our management or the other directors. The Chairman or the Lead Independent Director, as appropriate, will lead such discussions.

Board Compensation

It is expected that board compensation will be determined by a designated committee, and is expected to consist of a mixture of equity compensation and cash compensation. Board compensation will be reviewed annually by a designated committee. Board compensation for the period prior to any change recommended by the designated committee and approved by the board will be identical to that currently paid by eBay.

Stock Ownership Guidelines

It is expected that the board will adopt stock ownership guidelines to better align the interests of our directors and executive officers with the interests of stockholders and further promote commitment to sound corporate governance. Under these guidelines, PayPal’s executive officers and non-employee directors will each be required to achieve a specified guideline level of ownership of PayPal common stock.

Clawbacks

We expect that the PayPal Incentive Plan and PayPal’s equity incentive plans will provide that awards made under those plans are subject to a clawback provision. The terms of the clawback will be adopted by the Compensation Committee, subject to amendment to comply with the SEC rules to be issued in accordance with the Dodd-Frank Act and any other applicable law, regulation or rule.

Outside Advisors

The board and each of its principal committees may retain outside advisors of their choosing at PayPal’s expense. The board need not obtain management’s consent to retain outside advisors. In addition, the principal committees need not obtain either the board’s or management’s consent to retain outside advisors.

Conflicts of Interest

We expect that PayPal’s directors, executive officers, and other employees will conduct themselves with the highest degree of integrity, ethics, and honesty. PayPal’s credibility and reputation will depend upon the good judgment, ethical standards, and personal integrity of each director, executive officer, and other employee. It is expected that our Corporate Governance Guidelines to be adopted by the board will prohibit directors from serving on the board, or in a senior executive role, of another company that would create a significant conflict of interest. It is expected that our Code of Business Conduct will require that directors, executive officers, and other employees disclose actual or potential conflicts of interest and recuse themselves from related decisions. In order to better protect PayPal and its stockholders, the board expects to regularly review its Code of Business Conduct and related policies to ensure that they provide clear guidance to our directors, executive officers, and other employees.

Board Effectiveness; Director Assessment; Board Education

It is important that the board and its committees perform effectively and in the best interest of PayPal and its stockholders. The board expects to perform an annual self-assessment to evaluate its effectiveness in fulfilling its obligations. As part of this annual self-assessment, directors will be able to provide feedback on the performance of other directors.

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

As discussed above, PayPal is currently part of eBay and not an independent company, and its compensation committee is not expected to begin meeting until after the spin-off of the PayPal business (the “Spin-Off”). Decisions as to the compensation of those individuals who will be appointed as executive officers of PayPal have historically been made by the Compensation Committee of the Board of Directors of eBay (the “eBay Compensation Committee”) and/or the CEO of eBay. This Compensation Discussion and Analysis describes the compensation practices of eBay as they relate to certain individuals who are expected to be appointed as executive officers of PayPal. It also discusses certain aspects of PayPal’s anticipated compensation structure for these executive officers following the separation. After separation, PayPal’s executive compensation program, policies, and practices for its executive officers will be subject to the review and approval of the Compensation Committee of the PayPal Board of Directors (the “PayPal Compensation Committee”).

For purposes of the following Compensation Discussion and Analysis and the tabular executive compensation disclosures that follow, the individuals listed below are referred to collectively as PayPal’s “named executive officers” or “NEOs.” They are PayPal’s chief executive officer and, of the individuals who are expected to be designated as executive officers, the three most highly compensated based on 2014 reported compensation from eBay (other than the chief executive officer and chief financial officer).

Name	Position
Daniel H. Schulman	President and Chief Executive Officer
James J. Barrese	Chief Technology Officer and Senior Vice President, Payment Services
Hill Ferguson	Senior Vice President, Consumer
William J. Ready	Senior Vice President, Merchant and Next Generation Commerce

Additional information regarding the other members of PayPal’s management who will be designated as executive officers is set forth in the section of the information statement captioned “Management – Executive Officers Following the Distribution.”

As described below, it is expected that upon separation, PayPal’s executive compensation program, policies, and practices will be largely the same as those employed at eBay. PayPal’s Compensation Committee will review the executive compensation program, policies and practices and will make adjustments as appropriate over time in order to meet the company’s particular business needs and goals.

The following sections of this Compensation Discussion and Analysis describe eBay’s general compensation philosophy, policies and practices as they applied to PayPal’s NEOs during 2014. We have noted where certain elements of eBay’s executive compensation program did not apply to one or more of the four NEOs employed by PayPal in 2014. We will include updated information in subsequent amendments to this information statement concerning any additional compensation arrangements of PayPal’s NEOs, including any severance or change-in-control arrangements if applicable.

OVERVIEW

This Compensation Discussion and Analysis is presented as follows:

•	Elements of the Executive Compensation Program provides a description of eBay’s historical and PayPal’s anticipated executive compensation program, policies, and practices.

•	Compensation Decisions for 2014 explains executive compensation decisions made by eBay in 2014 pertaining to the PayPal NEOs.

•	2014 Business Results highlights eBay business results that affected compensation of the PayPal NEOs.

•	Severance and Change-in-Control Arrangements with Executive Officers, and Clawbacks covers the eBay Compensation Committee’s considerations and actions associated with the appointment of Mr. Schulman as President and CEO-designee of PayPal, severance and change-in-control arrangements, and clawbacks.

•	Further Considerations for Setting Executive Compensation covers the role of eBay’s compensation consultants and peer group considerations.

ELEMENTS OF THE EXECUTIVE COMPENSATION PROGRAM

Historically

The eBay Compensation Committee believes that attracting and retaining superior talent—supported by a competitive compensation program that is highly performance-based—is key to delivering long-term stockholder returns. eBay’s executive compensation program was designed to:

•	align compensation with its business objectives and performance;

•	motivate its executive officers to enhance long-term stockholder value;

•	position eBay competitively among the companies against which eBay recruits and competes for talent; and

•	enable eBay to attract, retain, and reward executive officers and other key employees who contribute to its long-term success.

To achieve these objectives, eBay has structured its executive compensation program around three principal components: long-term equity compensation, an annual cash incentive, and base salary. The eBay Compensation Committee sought to ensure that total compensation for eBay’s senior executives was heavily weighted to variable, performance-based compensation by delivering a majority of compensation in the form of performance-based restricted stock units (“PBRSUs”), stock options, and annual cash incentives.

The eBay Compensation Committee chose a mix of equity and cash compensation vehicles—some dependent purely on financial targets that the Committee believed correlated with operating performance and long-term eBay stock performance and others directly related to eBay’s stock price and the returns received by investors—to compensate senior management based on both long-term value drivers and returns received by eBay’s stockholders. eBay also maintained broad-based retirement and benefit programs in which the PayPal NEOs participated and provided limited perquisites to certain of the PayPal NEOs.

The following table provides a snapshot of the key elements of eBay’s 2014 executive compensation program and describes the rationale for each element and the relevant equity-based awards of the PayPal NEOs. Additional information about these key elements is included in the sections following the table.

Total Direct Compensation Opportunity	Rationale
Equity Awards	• Aligned executive incentives with the long-term interests of eBay’s stockholders

• Performance Based Restricted Stock Units (PBRSUs) (1)	• Positioned award guidelines at target level with the median of the market levels paid to eBay’s peer group executives

• Time-based Restricted Stock Units (RSUs) (2)	• Recognized individual eBay executives’ recent performance and potential future contributions

• Stock options (3)	• Retained executives for the long term • Provided a total compensation opportunity with payouts varying based on eBay’s operating and stock price performance

Annual Cash Incentive Awards

•       Aligned executive compensation with eBay’s annual performance

•       Enabled eBay to attract, retain, and reward talented individuals who contributed to the company’s success

•       Motivated eBay executives to enhance the value of the company

Base Salary	• Rewarded individuals’ current contributions to eBay • Reflected the scope of their roles and responsibilities • Compensated for expected day-to-day performance

(1)	PBRSUs represented the right to receive shares of eBay common stock if performance requirements are met, subject to additional time-based vesting. In 2014, PBRSUs were awarded to Mr. Schulman, Mr. Barrese, and Mr. Ferguson for the 2014-2015 performance cycle. Mr. Ready did not receive PBRSU awards in 2014. See “Compensation Decisions for 2014—Treatment of eBay Inc. Equity Awards” below for a description of how PBRSUs will be treated in connection with the Spin-Off.
(2)	RSUs represented the right to receive shares of eBay common stock, subject to time based vesting. All of the PayPal NEOs employed in 2014 received awards of RSUs. See “Compensation Decisions for 2014—Treatment of eBay Inc. Equity Awards” below for a description of how RSUs will be treated in connection with the Spin-Off.
(3)	Stock options represented the right to purchase a specific number of shares of eBay common stock at a predetermined price, subject to vesting. In 2014, stock options were awarded to Mr. Schulman, Mr. Barrese, and Mr. Ferguson. Mr. Ready did not receive stock option awards in 2014. See “Compensation Decisions for 2014—Treatment of eBay Inc. Equity Awards” below for a description of how stock options will be treated in connection with the Spin-Off.

In making decisions regarding the amount and form of each element of compensation for senior executives, the eBay Compensation Committee took into account the size and complexity of the executive officer’s job and business unit or function, including the following:

•	Performance against financial performance measures for the executive’s business unit or function

•	Defining business unit or function strategy and roadmaps and executing against them

•	Organizational development, including hiring, development, and retention of the team of each organization

•	Leadership

•	Improving and supporting innovation and execution for the business unit or function

•	Negotiating, closing, and integrating acquisitions, dispositions, and/or strategic partnerships

•	Achievement of strategic and operational objectives, and executing against budgets

The eBay Compensation Committee gave no specific weighting to these goals and it and/or the CEO of eBay evaluated individual performance in a holistic manner.

In addition, the PayPal NEOs were eligible to participate in eBay’s health and welfare benefit plans, employee stock purchase plan, retirement savings plan, and deferred compensation plan, which are generally available to all of eBay’s employees, and to receive certain other limited perquisites. It is anticipated that, following the separation, the PayPal NEOs will participate in comparable programs offered by PayPal.

Equity Incentive Awards

eBay has used three primary forms of equity compensation as part of its regular compensation program in 2014 for its senior executives employed in the level of senior vice president or above: PBRSUs, RSUs, and stock options.

Annual Equity Awards: Value

The value of annual equity awards was determined within guidelines that the eBay Compensation Committee annually established for each position. These guidelines were based on eBay’s desired pay positioning relative to companies with which it competes for talent. The midpoint of the guidelines, or the median target award, reflects the 50th percentile of the competitive market. Individual awards were based on individual performance, potential, and the total value of unvested equity previously granted to each individual. The individual awards could be higher or lower than the median target award by an amount ranging from zero to three times the median target award.

In 2014, the eBay Compensation Committee set equity award guidelines by position based on: (a) equity compensation practices of technology companies in eBay’s peer group, as disclosed in their public filings, and (b) equity compensation practices for comparable technology companies that are included in proprietary third-party surveys.

Once the value of the annual equity incentive awards had been set for each executive officer, a formula was used to allocate the annual equity awards as follows:

•	50% PBRSUs

•	30% time-based RSUs, and

•	20% stock options.

The eBay Compensation Committee may make special equity-related compensation decisions for performance, retention, acquisitions, and/or recruitment purposes (including payments for equity or other compensation awards from a former employer that an executive officer may be required to forfeit or forgo by accepting employment with the company) that cause individual equity compensation in a particular year to differ from the Committee’s regular stated compensation strategy and guidelines. As discussed in more detail below, 2014 was an extraordinary year for eBay in light of the departure of PayPal’s former President in June and our announcement of the planned Spin-Off in September. As a result, the Committee determined that it was necessary to make compensation decisions to help us attract and retain key executive officers deemed instrumental to the thoughtful and orderly execution of the Spin-Off and the positioning of PayPal for success as an independent, publicly-traded company. In this section we have described the general equity program design. See “Compensation Decisions for 2014” below for decisions that were made specifically in relation to an acquisition, as a retention device following the departure of PayPal’s former President, and the Spin-Off.

PBRSU Program

Design and Performance Periods. The PayPal NEOs other than Mr. Ready were eligible to receive awards of PBRSUs, which were designed to result in grants of RSUs with additional time-based vesting requirements if eBay exceeds specified financial performance criteria set by the eBay Compensation Committee. The amount and value of the award depend on eBay’s performance relative to the performance goals approved by the eBay Compensation Committee at the beginning of the performance period, subject to the adjustments relating to the Spin-Off described under “Compensation Decisions for 2014—Treatment of eBay Inc. Equity Awards.” The 2014-2015 PBRSU cycle has a two-year performance period.

Under the PBRSU program, assuming above-minimum threshold performance, PBRSU recipients would receive time-based RSUs. For the 2014-2015 performance period, for all eligible PayPal NEOs, one-half of the RSUs will vest in March following the end of the performance period and the other half of the award will vest in March of the following year, more than one full year following the completion of the performance period. Beginning with the 2015-2016 performance period, 100% of any PBRSU awards granted to PayPal’s CEO and CFO are expected to vest, if at all, one year after the grant of time-based RSUs is made following the end of the two-year performance period, subject to the PayPal Compensation Committee’s review and approval. This vesting schedule subjects 100% of PayPal’s CEO and CFO PBRSU awards to a full three years of stock price volatility before the shares vest. The eBay Compensation Committee believed that the post-performance period vesting feature of the PBRSUs provides an important mechanism that helped to retain and align their interests with long-term stockholder value.

*	For the 2014-2015 PBRSU cycle, Mr. Schulman’s award will vest 50% on the date of grant and 50% on the one year anniversary of the date of grant, which was the same vesting schedule for other NEOs of eBay Inc. other than its CEO and CFO.

Setting a Target Value of PBRSU Shares. As discussed above, the eBay Compensation Committee establishes a target level of total annual equity compensation for each employee at the level of senior vice president or above and awards a portion of his or her annual equity compensation in PBRSUs. If eBay’s performance meets the target performance goals, the target number of PBRSUs will be issued. If eBay’s performance exceeds or falls short of the target performance goals, the number of PBRSUs granted will be increased or decreased formulaically. As discussed in “Changes to PBRSU Program and Annual Cash Incentive for 2015” below, the financial measures for the 2014-2015 performance period have been adjusted for the PayPal NEOs to focus on the performance of PayPal for 2015.

Performance Measures and Rationales. The following table outlines the performance measures for the 2014-2015 performance period and the eBay Compensation Committee’s rationale for their selection:

Performance Measures for 2014-15 Performance Period	eBay Compensation Committee Rationale
FX-neutral revenue (1) Non-GAAP operating margin dollars (2) Return on invested capital (modifier)

The eBay Compensation Committee believes these measures are key drivers of eBay’s long-term success and stockholder value, and directly affected by the decisions of eBay’s management.

Both FX-neutral revenue and non-GAAP operating margin dollars measures are used to help ensure that leaders are accountable for driving profitable growth, and making appropriate tradeoffs between investments that increase operating expense and future growth in revenue.

The return on invested capital modifier is used to

hold leaders accountable for the efficient use of

capital.

(1)	Calculated on a fixed foreign exchange basis (referred to as FX-neutral).
(2)	Non-GAAP operating margin dollars excludes certain items, primarily stock-based compensation expense and related employer payroll taxes, amortization of acquired intangible assets, impairment of goodwill, separation expenses, and certain one-time gains, losses and/or expenses.

PBRSU Mechanics and Targets. The two year targets are generally set at a level consistent with the one-year income target for the annual cash incentive plan and the three year targets provided to the investment community at eBay’s analyst events. To receive a PBRSU grant, at least one of the FX-neutral revenue or non-GAAP operating margin dollars minimum performance thresholds must be met. Each of the minimum performance threshold for FX-neutral revenue and non-GAAP operating margin dollars is independent and, if either minimum threshold is met, the award is funded with respect to that performance measure in accordance with the percentages outlined in the table below. If the minimum performance level for either FX-neutral revenue or non-GAAP operating margin dollars is not met, then there is no funding attributable to that performance measure. For example, if the minimum FX-neutral revenue threshold is not met and performance of non-GAAP operating margin dollars is at target, the funding level is 50% of the total payout that would have been earned had the performance levels for both criteria been exactly at target, subject to the return on invested capital modifier.

The following chart shows the minimum, target, and maximum funding levels for FX-neutral revenue and non-GAAP operating margin dollars:

	Minimum	Target	Maximum
FX-neutral revenue	25%	50%	100%
Non-GAAP operating margin dollars	25%	50%	100%

The number of shares awarded is determined by comparing actual performance for FX-neutral revenue and non-GAAP operating margin dollars over the performance period against the minimum, target, and maximum performance levels and converting the result into a funding percentage. The FX-neutral revenue and non-GAAP operating margin dollars measures are then added together and this total is multiplied by the third measure, return on invested capital, with the modification multiplier determined in accordance with the table below:

	Minimum	Target	Maximum
Return on invested capital (modifier)	80%	100%	120%

The target award is multiplied by the percentage resulting from this calculation to determine the actual number of PBRSUs awarded, subject to variation approved by the eBay Compensation Committee due to material events not contemplated at the time the targets were set (such as major acquisitions) and to the eBay Compensation Committee’s negative discretion. Accordingly, PBRSU awards range from 0% to 240% of the target award, based on FX-neutral revenue, non-GAAP operating margin dollars, and return on invested capital for the two-year performance period.

Annual Cash Incentive Awards

Design and Performance Period. eBay’s cash incentive plan, known as the eBay Incentive Plan, or eIP, is a short-term incentive plan. The eBay Compensation Committee determined the length of the performance period for the cash incentive plan, which had historically been annual (including for 2014). The eBay Compensation Committee believed that incentive payouts should be tightly linked to eBay’s performance, with individual compensation differentiated based on individual performance. When defining eBay’s company performance, the eBay Compensation Committee focused primarily on financial performance metrics (FX-neutral revenue and non-GAAP net income).

To support a tight link between eBay company performance and any incentive payouts, the annual cash incentives payable for 2014 had both a minimum FX-neutral revenue threshold and a minimum non-GAAP net income threshold. Unless both of these thresholds were met, there was no incentive payout. If both thresholds were met, eBay used total non-GAAP net income as the primary determinant of the payout for the annual cash incentive plan. The amount at which the plan was funded was determined based on eBay’s actual performance as measured against the targets set by the eBay Compensation Committee, with 75% of the award for the PayPal NEOs based on eBay’s non-GAAP net income financial performance.

To facilitate differentiation based on individual performance, 25% of the award for the PayPal NEOs was based on individual performance. In circumstances where eBay’s financial performance is above its threshold goal but below target, a modifier is applied to the individual performance component to reduce it proportionately based on eBay’s financial performance component. For example, if eBay exceeded the FX-neutral revenue threshold but total non-GAAP net income was 90% of target, then the individual performance component would be calculated as follows: Target incentive amount x 25% x individual performance score x 90%.

In 2014, the annual cash incentive program also included a customer satisfaction Net Promoter Score (NPS) and employee engagement Net Promoter Score (eNPS) incentive for eBay employees at director-level and above. Each of these was tied to the achievement of a statistically significant improvement over a multi-year period, and would result in an additional payout of 5% of the incentive target if the respective performance measure was achieved. These secondary measures were included to focus employees on improving NPS and eNPS.

Performance Measures and Rationale. The following table provides more information on the primary and individual performance measures set in 2014 for the PayPal NEOs and the rationale for their selection:

Performance Measures (1)	Rationale
Primary eBay financial performance measure
Non-GAAP net income (2), subject to a Minimum FX-neutral revenue threshold (3)	The eBay Compensation Committee believed non-GAAP net income was the key measure of short- and intermediate-term results for eBay given that it could be directly affected by the decisions of eBay’s management and provided the most widely followed measure of financial performance. The eBay Compensation Committee also believed that this primary non-GAAP net income measure should be subject to a minimum revenue threshold and should result in no cash incentive being paid when future income would be negatively impacted by insufficient revenue growth.

Individual measure
Individual performance	The eBay Compensation Committee believed that a portion of the compensation payable under this plan should be differentiated based on individual performance for which a review was conducted at the end of the year.

(1)	Both minimum FX-neutral revenue and minimum non-GAAP net income thresholds must have been met in order for there to be any incentive payout based on eBay company performance or individual performance, with the funding level for eBay company performance based on the amount of non-GAAP net income. The incentive payouts for NPS and eNPS were independent from the payout tied to eBay’s financial performance (but would only be paid in a year when eBay’s minimum financial performance metrics were met).
(2)	Non-GAAP net income excluded certain items, primarily stock-based compensation expense and related employer payroll taxes, amortization of acquired intangible assets, impairment of goodwill, separation expenses, certain one-time gains, losses and/or expenses, and income taxes related to these items. Non-GAAP net income was calculated quarterly, was publicly disclosed as part of eBay’s quarterly earnings releases, and was a basis of third-party analysts’ estimates of eBay’s results.
(3)	Calculated on a FX-neutral basis.

Annual Cash Incentive Plan Mechanics, Assessment, and Target Positioning Strategy. Each year, the eBay Compensation Committee established (1) eBay company performance measures based on business criteria and target levels of performance and (2) a formula for calculating a participant’s award based on actual eBay company performance compared to the pre-established performance measures. Performance measures were based on a wide variety of business metrics. The eBay Compensation Committee chose to use non-GAAP net income as its primary measure of performance for a number of years because it was the key measure of short- and intermediate-term results for eBay given that it could be directly affected by the decisions of eBay’s management and provided the most widely followed measure of financial performance. Targets were set in the first quarter of the year based primarily on eBay’s Board-approved budget for the year.

After the end of each year, eBay’s actual performance was compared to the performance measures to determine the funding level of that portion of the annual cash incentive plan, subject to variation approved by the eBay Compensation Committee due to material events not contemplated at the time the targets were set (such as major acquisitions) and to the Committee’s negative discretion. eBay’s CEO presented the eBay Compensation Committee with his assessment of the individual performance of the eBay executive officers who were his direct reports, including Mr. Schulman. The eBay Compensation Committee reviewed his assessments and made a subjective determination of the level of individual performance for each of those executive officers. In making its determination of the individual performance of each executive officer, the eBay Compensation Committee did not give any specific weighting to individual goals. The President of PayPal presented to eBay’s CEO his assessment of the individual performance of each of the PayPal NEOs that were not direct reports to eBay’s CEO in 2014. eBay’s CEO considered his own assessment of individual performance, including for the time he served as interim President of PayPal, and made a subjective determination of the level of individual performance for each of those PayPal NEOs.

Base Salary

Assessment and Target Positioning Strategy. At the beginning of each year, the eBay Compensation Committee meets to review market data and to review and approve each executive officer’s base salary for the year. At these meetings, the eBay Compensation Committee assesses competitive market data on base salaries from public filings of eBay’s peer group companies and general industry data for comparable technology companies that are included in proprietary third-party surveys. When considering the competitive market data, the eBay Compensation Committee also considers the fact that the data is historical and does not necessarily reflect those companies’ current pay practices. The eBay Compensation Committee assesses each executive officer’s base salary against the 50th percentile of the salaries paid to comparable executives at eBay peer group companies. The Committee also considers individual performance, levels of responsibility, breadth of knowledge, and prior experience in its evaluation of base salary adjustments.

Perquisites

eBay provides certain executive officers with perquisites and other personal benefits not available to all eBay employees that the eBay Compensation Committee believes are reasonable and consistent with its overall compensation program and philosophy. These benefits are provided to enable eBay to attract and retain these executive officers. The eBay Compensation Committee periodically reviews the levels of these benefits provided to its executive officers. See “Compensation Decisions for 2014—Hiring Dan Schulman as President of PayPal and its CEO Following the Spin-Off” below for a description of the perquisites that were offered to Mr. Schulman in connection with his offer to join eBay.

Going Forward

PayPal expects that the executive compensation program that it initially adopts will be similar to the program in place at eBay immediately prior to the separation. Following the separation, PayPal’s Compensation Committee will continue to consider and develop PayPal’s compensation practices in order to meet and advance the company’s business needs and goals.

COMPENSATION DECISIONS FOR 2014

When making compensation decisions, the eBay Compensation Committee evaluated the executives who will become the PayPal NEOs based on their leadership, competencies, innovation, and both past and expected future contributions toward PayPal’s financial, strategic and other priorities, including the value of acquisitions to PayPal. In addition, the eBay Compensation Committee considered the impact of succession planning (including in connection with the announcement of the Spin-Off), individual holding power, and retention concerns, including in connection with the departure of the former President of PayPal, the announcement of the Spin-Off, and onboarding a new CEO-designee of PayPal. The eBay Compensation Committee also reviewed the total value of each NEO’s unvested equity awards. Based on its assessment, the eBay Compensation Committee determined individual awards based on the factors and guidelines described above. The following sections describe the compensation decisions made by the eBay Compensation Committee for the PayPal NEOs.

2014 Regular Annual Compensation Review and Supplemental Equity Awards Following Departure of PayPal’s Former President

Each year, the eBay Compensation Committee reviews the total target equity awards, target annual cash incentive award, and salary for each employee at the level of senior vice president and above. In 2014, PBRSUs, RSUs, and stock options were the only types of equity incentive awards granted to the PayPal NEOs. Of the PayPal NEOs employed as of the time of eBay’s regular 2014 annual compensation review, only Mr. Barrese and Mr. Ferguson received awards of PBRSUs. For Messrs. Barrese and Ferguson, PBRSU awards for the 2014-2015 performance cycle constituted 50% of the value of their target annual equity award. As described below, Mr. Ready was not eligible to participate in the Company’s annual focal program in 2014, and Mr. Schulman had not yet joined PayPal.

The following chart shows the compensation arrangements for Mr. Barrese and Mr. Hill, effective April 1, 2014 (i.e., the Focal Date):

NAME	Target Annual Equity Award	Target Percentage of Annual Salary for Annual Cash Incentive Award	Base Salary
James J. Barrese	$1.7 million	60%	$550,000
Hill Ferguson	$1.7 million	60%	$465,000

In addition, following the resignation of PayPal’s former president in June 2014, the eBay Compensation Committee determined it was critical to ensure eBay retained key members of PayPal’s senior executive team during the search for and transition to a new President of PayPal and to successfully execute PayPal’s business priorities during the transition period. Recognizing that members of PayPal’s senior executive team are actively recruited for senior leadership positions at other organizations from time to time, the eBay Compensation Committee approved supplemental awards of RSUs with a target grant date value of $5 million to each of Mr. Barrese and Mr. Ferguson to help ensure the continuity of PayPal’s senior executive team. Because the supplemental awards were designed to ensure continued service beyond the transition to a new President of PayPal, the RSU awards vest based on continued service with PayPal over a three-year period.

Hiring Bill Ready in Connection with the Acquisition of Braintree

In December 2013, PayPal acquired Braintree, Inc. (“Braintree”), where Mr. Ready served as chief executive officer, for total consideration of $713 million. In connection with the acquisition, Mr. Ready received awards of RSUs from eBay in January 2014 with a target grant date value of $30,320,000, subject to a four-year vesting schedule. At the time Mr. Ready joined PayPal in 2013 and during 2014, there were no changes to his salary or target annual cash incentive award, which were $300,000 and 66.67%, respectively. In addition, Mr. Ready was not eligible to participate in eBay’s regular annual compensation review in 2014 and therefore did not receive any additional equity awards or adjustments to his salary or target annual cash incentive award for 2014.

Hiring Dan Schulman as President of PayPal and its CEO Following the Spin-Off

In connection with hiring Mr. Schulman to become the future CEO of PayPal, the eBay Compensation Committee conducted a comprehensive review of pay structures for CEOs at comparable public companies as well as internal pay at eBay. The eBay Compensation Committee concluded that it was important to provide a target total compensation opportunity competitive with the compensation of leaders at other major internet and technology companies, with an annual compensation structure consistent with eBay’s current pay for performance philosophy and weighted heavily in favor of performance-based compensation, excluding the one-time make-good awards and payments. In considering the compensation package for Mr. Schulman, the eBay Compensation Committee was mindful of the competition for talented executives in the technology and payments sectors, Mr. Schulman’s existing compensation arrangements with his then-current employer—including equity and incentive compensation that would be forfeited in connection with his departure, as well as clawback provisions that would require him to repay gains made on certain equity awards and annual incentive payments—and the demands on and responsibilities of the leader of a global organization with PayPal’s scope and stature. Overall, the eBay Compensation Committee concluded that the complexity of the PayPal business, the demands on that business as an independent publicly traded company and the competitive market data should result in a compensation arrangement substantially similar to that of Mr. Donahoe’s compensation as CEO of eBay. Accordingly, the eBay Compensation Committee approved the following compensation arrangements for Mr. Schulman in connection with his appointment as President of PayPal and its CEO following the Spin-Off:

New Hire Compensation:

•	Annual Salary: $900,000 ($1 million effective immediately following the Spin-Off)

•	Target Cash Incentive Award: 175% of annual salary (200% following the Spin-Off)

•	Initial Equity Awards: Target Grant Value of $9 million

•	Allocation: 30% PBRSUs, 50% RSUs, and 20% stock options

•	The PBRSU/RSU weighting was adjusted from the standard allocation of 50% PBRSUs, 30% RSUs, and 20% options in recognition of the fact that Mr. Schulman joined eBay in September after the 2014-2015 PBRSU performance cycle was approximately one-third completed; while the eBay Compensation Committee expected that future awards would have the standard allocation and made Mr. Schulman’s 2015 award consistent with that allocation, subsequent future awards will be subject to review and approval by the PayPal Compensation Committee

Make-Good Awards and Payments:

In connection with his prior employment, Mr. Schulman was subject to a “clawback agreement” that would require Mr. Schulman to repay his former employer for gains made on equity and incentive awards, as well as forfeited equity awards, in the event he accepted employment with a company viewed to be a strategic competitor. By accepting employment with PayPal, which was designated as a strategic competitor, Mr. Schulman was required to make repayments and forfeit vested equity with a total value in excess of $17 million. In recognition of the clawback repayments and forfeited vested equity plus the fact that Mr. Schulman would be foregoing performance-based compensation that he had substantially earned prior to joining eBay, Mr. Schulman was granted a number of “make-good” awards, as follows:

•	Payment Made for Clawback

•	Make-Good Equity and Annual Incentive Award Clawback Payment: A total payment of $13,620,415

•	In recognition that the pre-tax income Mr. Schulman received from equity and annual incentive compensation awards that vested or were exercised during the 24 months prior to his termination of employment was required to be repaid to Mr. Schulman’s former employer (a portion of which was paid directly by eBay) pursuant to a clawback arrangement. This clawback was triggered because Mr. Schulman accepted employment with PayPal, which his former employer viewed as a strategic competitor

•	Payment Made for Terminated Options

•	Vested Option Make-Good Payment: $3,626,537

•	In recognition that Mr. Schulman’s vested options with his former employer were terminated as of the date he accepted employment with PayPal because his former employer viewed PayPal as a strategic competitor

•	Paid within two payroll periods of start date

•	Equity Awards and Cash Payments for Substantially Earned Awards

•	Make-Good RSU Awards: Target Grant Value of $8,214,932

•	Designed to make Mr. Schulman whole on equity awards granted by former employer that would have vested within approximately 16 months from date of hire and that were forfeited when he accepted employment with PayPal

•	RSUs: $4,143,503 grant value, vesting 100% on December 24, 2014

•	RSUs: $4,071,429 grant value, vesting 100% on January 28, 2016

•	Make-Good Cash Payments:

•	Make-Good Bonus Payment: $3,631,250

•	In recognition that Mr. Schulman forfeited his 2014 bonus from his former employer when he accepted employment with PayPal

•	Paid on December 24, 2014, subject to full or partial repayment if bonus received from his former employer

•	Make-Good Portfolio Grant Payment: $2,600,000

•	In recognition that Mr. Schulman forfeited cash-based incentive “portfolio” awards from his former employer when he accepted employment with PayPal

•	50% on Dec. 24, 2014, and 50% to be paid on Feb. 15, 2016

Commitment to Future Equity Awards:

eBay also agreed to the size of Mr. Schulman’s annual equity award for 2015 as well as an equity award upon the completion of the Spin-Off as follows:

•	2015 Focal (Annual) Awards: Target Grant Value of $9 million

•	Grant date – April 1, 2015

•	Allocation: 50% PBRSUs, 30% RSUs, and 20% options

•	PBRSU vesting will apply the CEO vesting schedule (2015-2016 PBRSU award granted in early 2017; if performance targets are met and RSUs are granted, the RSUs will vest 100% in 2018 on the first anniversary of the date of grant)

•	Spin-Off Awards: Target Grant Value of $2 million

•	Grant date-subject to and effective immediately prior to the Spin-Off

•	Allocation: 50% PBRSUs, 30% RSUs, and 20% options

•	Vesting subject to discretion of PayPal’s Compensation Committee, but full vesting is expected to be over four years from the date of grant for RSUs and stock options and the CEO vesting schedule described above for PBRSUs

Relocation:

In addition, eBay assisted Mr. Schulman with certain expenses he incurred in connection with his relocation to the San Francisco Bay Area. Mr. Schulman’s relocation assistance included assistance with selected costs and expenses related to moving from New York to the San Francisco Bay Area (including temporary housing and transportation) and related tax reimbursements, consistent with eBay’s existing relocation policies.

Changes to PBRSU Program and Annual Cash Incentive for 2015

For the executives who will become PayPal NEOs, the eBay Compensation Committee determined that it would make the following adjustments as a result of the Spin-Off:

Modification of existing awards for Messrs. Schulman, Barrese, and Ferguson:

•	2014-2015 PBRSU performance cycle: Payout will be based on aggregate eBay Inc. performance for 2014 and PayPal-specific performance measures for 2015

2015-2016 PBRSU Awards for all PayPal NEOs:

•	2015-2016 PBRSU performance cycle: Payout will be based on performance measures and results for PayPal over the two-year performance period

2015 Cash Incentive Award:

•	An annual performance period will apply and performance will be based on PayPal-specific performance measures rather than aggregate eBay Inc. performance

Treatment of eBay Inc. Equity Awards

As discussed in more detail in “Certain Relationships and Related Party Transactions—Employee Matters Agreement—Equity Compensation Awards,” below, subject to certain exceptions, eBay equity-based compensation awards will convert into either adjusted eBay awards or PayPal awards upon the separation, depending on which entity employs the person who holds the award. Equity awards held by PayPal employees will be converted into awards that relate to shares of PayPal common stock, and equity awards held by employees who will remain employed by eBay after the separation will be adjusted to reflect the separation and continue to relate to shares of eBay common stock. Specifically, outstanding equity awards held by PayPal employees, including the PayPal NEOs, are expected to be treated as shown in the table below:

Award Type	Treatment
Target PBRSU Awards	Each eBay target PBRSU award with a fiscal year 2014-2015 performance period or a fiscal year 2015-2016 performance period held by a PayPal employee will be converted into a PayPal target PBRSU award. The target number of PayPal shares subject to the award will be adjusted in order to preserve the aggregate intrinsic value of the original eBay target PBRSU award, as measured immediately before and immediately after the distribution date, subject to rounding.

RSUs	Each unvested award of eBay RSUs held by a PayPal employee will be converted into a PayPal RSU award that will continue to vest over the same period as the unvested award of eBay RSUs to which such award corresponds. The number of shares of PayPal common stock subject to the award will be adjusted in order to preserve the aggregate intrinsic value of the original eBay RSU award, as measured immediately before and immediately after the distribution date, subject to rounding.

Award Type	Treatment

Stock Options	Each outstanding eBay stock option (whether vested or unvested) held by a PayPal employee will be converted into an option to purchase shares of PayPal common stock that will continue to vest over the same period as the unvested eBay stock option to which such PayPal option corresponds. The exercise price and number of shares subject to each such PayPal stock option will be adjusted in order to preserve the aggregate intrinsic value of the original eBay stock option, as measured immediately before and immediately after the distribution date, subject to rounding.

2014 BUSINESS RESULTS

eBay’s compensation programs were designed to align compensation with its business objectives and performance. The following is a summary of the business results that directly affected 2014 compensation, including performance-based equity awards and annual cash incentives.

PBRSUs

eBay’s 2014 performance will impact the value of the 2014-2015 PBRSU awards to Messrs. Schulman, Barrese, and Ferguson. As described above, these awards have been modified for these individuals such that payouts will be based on aggregate eBay performance for 2014 and PayPal-specific performance for 2015.

Annual Cash Incentive

2014 Annual Cash Incentive Goals and Plan Performance

The following shows the goals and 2014 performance under the financial and non-financial performance components of the annual cash incentive plan:

FX-neutral revenue:

•	eBay’s FX-neutral revenue of $17.95 billion exceeded the minimum threshold of $17.21 billion

Non-GAAP net income:

•	eBay’s Non-GAAP net income of $3.80 billion exceeded the minimum threshold of $3.64 billion but failed to exceed the target threshold of $3.83 billion

Net Promoter Score (NPS) and employee Net Promoter Score (eNPS):

•	In 2014, eBay did not meet its NPS or eNPS targets, accordingly, there was no NPS or eNPS-related payout

•	Because eBay expects to separate into two companies before the end of 2015, the eBay Compensation Committee eliminated the NPS and eNPS performance metrics for 2015

The funding level under the plan could range from 50% at the minimum non-GAAP net income level up to 200% at the maximum non-GAAP net income level (assuming the minimum FX-neutral revenue threshold was also met). As part of its review of eBay’s performance against its targets, the eBay Compensation Committee considered whether any significant corporate events, not contemplated at the time the targets were set, should lead to an adjustment of revenue or non-GAAP net income results. The eBay Compensation Committee concluded that eBay’s non-GAAP net income results should be adjusted to exclude the impact of (i) an increased tax rate driven by eBay having elected to subject more of its foreign earnings to U.S. taxation, and (ii) the interest expense associated with eBay’s $3.5 billion debt issuance in July 2014. Both of these actions resulted in an increase in eBay’s available U.S. cash and enhanced its financial flexibility.

Because minimum thresholds for both eBay’s company-wide FX-neutral revenue and non-GAAP net income were met in 2014, the individual performance component of the annual cash incentive plan was paid. However, eBay’s non-GAAP net income for 2014 was below target, and therefore the individual performance component was modified and funded at 94% in accordance with the terms of the plan and its application to all eligible employees of eBay.

Taking into account both eBay’s company and individual performance, total annual cash incentive amounts under the 2014 annual cash incentive for the PayPal NEOs were paid as follows:

Name	Annual Cash Incentive Target as Percentage of Base Salary	Payment as a Percentage of Target*	Size of annual cash incentive award for 2014
Daniel H. Schulman	175	94	$335,959.58
William J. Ready**	66.67	110.5	$222,610.59
James Barrese	60	94	$302,499.14
Hill Ferguson	60	94	$259,949.86

*	eBay’s company performance component (75%) was paid at 94% of target. The individual performance component (25%) was based on each NEO’s individual performance score, which was calculated as a percentage of target and modified down to 94% of that amount in accordance with the terms of the plan.
**	At the time Mr. Ready joined PayPal in 2013, there was no change to his target annual cash incentive award.

SEVERANCE AND CHANGE-IN-CONTROL ARRANGEMENTS WITH EXECUTIVE OFFICERS, AND CLAWBACKS

When approving or establishing the severance and change-in-control arrangements described below, the eBay Compensation Committee attempted to provide severance benefits with sufficient protections and retention incentives for the executive officer and which were aligned with the interests of eBay and its stockholders. The eBay Compensation Committee believes that these protections help eBay to attract and retain highly talented employees, including the PayPal NEOs.

Severance and Change in Control Arrangements for Mr. Schulman

In connection with becoming President of PayPal and its CEO-designee, Mr. Schulman received an offer letter that included severance arrangements. Under these arrangements, Mr. Schulman is entitled to receive the following if he is terminated without cause or resigns for good reason (each as defined in the letter) and he signs and does not revoke a waiver and release of claims:

•	a cash payment equal to two times the sum of (a) the greater of Mr. Schulman’s annual base salary or $1 million and (b) his bonus amount (where the bonus amount equals the greater of two times Mr. Schulman’s annual base salary or the target cash incentive award for the year);

•	a prorated cash incentive award based on company performance for the fiscal year in which employment is terminated (if performance targets are met);

•	any make-good cash payments that have not yet been paid; and

•	a cash payment equal to the value of:

•	the unvested Initial Equity Awards and Make-Good RSU Awards if his termination occurs outside a Change in Control period, provided that, if the termination occurs following the Spin-Off and outside the Change in Control period, then the cash payment shall also include the cash value of any other unvested equity awards that would otherwise have vested within 12 months of the termination date; or

•	all unvested equity awards if his termination occurs during a Change in Control Period.

In the event the Spin-Off does not occur within two years from Mr. Schulman’s start date and he is terminated without cause or resigns for good reason, in addition to the cash payment equal to the value of the unvested Initial Equity Awards and Make-Good RSU awards described above, he will also be eligible to receive the cash value of any unvested equity awards not covered above that would otherwise have vested within 24 months of his termination date.

The “Change in Control Period” begins 90 days before a Change in Control (as defined in eBay’s 2008 Equity Incentive Award Plan, as amended and restated) and ends 24 months after a Change in Control.

In the event Mr. Schulman’s employment terminates due to his death or permanent disability, he or his estate will receive, within 30 days of his termination date, a cash payment equal to the value of any equity awards that would have become vested within the following 24 months.

Severance Arrangements for an Involuntary Termination for Mr. Ready

In connection with PayPal’s acquisition of Braintree in December 2013, Braintree granted RSU awards to Mr. Ready prior to closing in recognition of his significant contributions to Braintree. Upon the completion of the acquisition, eBay (as PayPal, Inc.’s parent) assumed the RSU awards granted by Braintree to Mr. Ready. Under the terms of those awards, Mr. Ready would be entitled to full acceleration of any then-unvested RSUs if his employment was terminated by Braintree without “cause” or he resigned with “good reason” (as defined in his Braintree RSU agreements).

Change in Control

PayPal has not entered into any arrangements with any of its executive officers to provide “single trigger” severance payments upon a change in control. As described above, eBay has put change-in-control protections in place for Mr. Schulman.

eBay’s equity incentive plans generally provide for the acceleration of vesting of awards granted under the plans upon a change in control (as defined in the applicable plan) only if the acquiring entity does not agree to assume or continue the awards. These provisions generally apply to all holders of awards under the equity incentive plans. See “Potential Payments upon Termination or Change in Control” below for information regarding the impact to PayPal’s NEOs in the event of termination or a change in control, assuming that their employment was terminated or a change-in-control occurred on December 31, 2014.

Clawbacks

The eBay Compensation Committee has adopted a clawback policy that covers each officer employed as a vice president or in a more senior position, and applies to incentive compensation, which includes any cash incentive award, equity award, or equity-based award paid or awarded to any covered employee during the period in which he or she was designated as a covered employee. For all covered employees, the occurrence of either of the following events is covered: (a) an action or omission by the covered employee that constituted a material violation of eBay’s code of business conduct; or (b) an action or omission by the covered employee that resulted in material financial or reputational harm to eBay. In addition, for covered employees that were employed as a senior vice president or in a more senior position, or a vice president who was a member of the finance function, the following event is also covered: a material restatement of all or a portion of eBay’s financial statements that was the result of a supervisory or other failure by the covered employee.

Under the clawback policy, the eBay Compensation Committee has the authority and discretion to determine whether an event covered by the policy had occurred and, depending on the facts and circumstances, could (but need not) require the full or partial forfeiture and/or repayment of any incentive compensation covered by the policy that was paid or awarded to a covered employee. The forfeiture and/or repayment could include all or any portion of the following:

•	Any incentive compensation that is greater than the amount that would have been paid to the covered employee had the covered event been known;

•	Any outstanding or unpaid incentive compensation, whether vested or unvested, that was awarded to the covered employee; and

•	Any incentive compensation that was paid to or received by the covered employee (including gains realized through the exercise of stock options) during the twelve (12) month period preceding the date on which eBay had actual knowledge of the covered event or the full impact of the covered event was known, or such longer period of time as may be required by any applicable statute or government regulation.

Going Forward

PayPal expects that it will initially establish plans, agreements and policies regarding separation benefits, change-in-control benefits and clawbacks for its NEOs that will be similar to those plans, agreements and policies in place at eBay for its named executive officers in conformance with all legal and regulatory requirements.

FURTHER CONSIDERATIONS FOR SETTING EXECUTIVE COMPENSATION

Historically

Role of Consultants in Compensation Decisions

Pay Governance LLC served as the independent compensation consultant to the eBay Compensation Committee. It provided the eBay Compensation Committee with advice and resources to help the eBay Compensation Committee assess the effectiveness of eBay’s executive compensation strategy and programs. Pay Governance reported directly to the eBay Compensation Committee, and the eBay Compensation Committee had the sole power to terminate or replace Pay Governance at any time.

As part of its engagement, the eBay Compensation Committee had directed Pay Governance to work with eBay’s Senior Vice President of Human Resources and other members of management to obtain information necessary for Pay Governance to form recommendations and evaluate eBay’s management’s recommendations to the eBay Compensation Committee. Pay Governance also met with the eBay Compensation Committee during its regular meetings, in executive session (where no members of management are present), and with the eBay Compensation Committee chair and other members of the Committee outside of the Committee’s regular meetings. As part of its engagement in 2014, Pay Governance provided an environmental scan of executive compensation, evaluated eBay’s peer group composition, evaluated compensation levels at the peer group companies, assessed and proposed equity and cash compensation guidelines for various executive job levels, assessed compensation for eBay’s executive officers, assessed retention for PayPal’s NEOs, advised on the framework for eBay’s long-term incentive awards, evaluated performance-based retention strategies, evaluated clawback policies, and assessed eBay’s Board compensation.

In connection with the Spin-Off, Pay Governance was retained by the eBay Compensation Committee for a special assignment to form recommendations as to the compensation structures for Mr. Schulman as the CEO-designee of PayPal and other senior executives of PayPal. In connection with this special assignment, Pay Governance also formed recommendations and evaluated management’s recommendations regarding the compensation arrangements for those individuals expected to serve as PayPal’s executive officers following the Spin-Off, and the handling of compensation transition for eBay’s plans given an expected Spin-Off date before the end of 2015. Pay Governance’s fees for consulting advice to the eBay Compensation Committee for the year ended December 31, 2014 were $548,778.77. Pay Governance did not provide any other services to eBay.

In addition, Towers Watson & Co. provided compensation advisory services to management to help it develop and execute eBay’s overall compensation programs, including evaluating competitive compensation levels and programs for PayPal’s executive officers and positions below executive officer, equity compensation, international compensation, and other issues as requested by eBay Human Resources.

Peer Group Considerations

To set total compensation guidelines, the eBay Compensation Committee reviews market data of companies that are comparable to eBay and that it believes compete with eBay for executive talent, business, and capital. The Committee reviews both specific data from public filings from eBay peer group companies and general industry data for comparable technology companies that are included in proprietary third-party surveys. The eBay Compensation Committee believes that it is necessary to consider this market data in making compensation decisions to attract and retain talent. The Committee also recognizes that at the executive level, eBay competes for talent against larger global companies, as well as smaller, non-public companies.

In deciding whether a company should be included in the peer group, the eBay Compensation Committee generally considered the following screening criteria: revenue, market value, historical growth rates, primary line of business, whether the company had a recognizable and well-regarded brand, and whether eBay competes with the company for talent.

For each member of the eBay peer group, one or more of the factors listed above was relevant to the reason for inclusion in the group, and, similarly, one or more of these factors may not have been relevant to the reason for inclusion in the group.

For 2014, the eBay peer group consisted of the following companies: Adobe Systems Incorporated, Amazon.com, Inc., American Express Company, Capital One Financial Corp., Charles Schwab & Co., Inc. Cisco Systems, Inc. Facebook, Inc., Google Inc., Intel Corporation, Intuit Inc., MasterCard Incorporated, Microsoft Corporation, Symantec Corporation, Visa Inc. and Yahoo! Inc. To assess whether the eBay peer group continues to reflect the markets in which eBay competes for executive talent, the eBay Compensation Committee reviews the peer group each year with the assistance of its compensation consultant. For 2014, the eBay Compensation Committee removed Dell Inc. from the list of companies used in 2013 because it had become a private company and its compensation data was no longer publicly available. For 2015, the eBay Compensation Committee did not make any changes to the peer group (as a foreign registrant, compensation data for Alibaba Group Holding Limited is not available).

Going Forward

Following the separation, the PayPal Compensation Committee will need to select compensation consultants and other advisors and may initially (but is not obligated to) choose to use the same consultants and advisors as those used by the eBay Compensation Committee. In addition, the PayPal peer group will be determined by the PayPal Compensation Committee. As is the case with eBay, it is expected that the PayPal Compensation Committee will set total compensation guidelines by reviewing market data of companies that are comparable to PayPal and that it believes compete with PayPal for executive talent, business, and capital.

2014 SUMMARY COMPENSATION TABLE

The following table, footnotes, and narrative summarize the total compensation historically awarded to, earned by or paid to PayPal’s named executive officers, or NEOs, for the fiscal year ended December 31, 2014. Position titles refer to each NEO’s expected title at PayPal following the Spin-Off.

Name and Principal Position (a)	Year (b)	Salary ($)(c)	Bonus ($)(d)	Stock Awards ($)(e)	Option Awards ($)(f)	Non-Equity Incentive Plan Compensation ($)(g)	All Other Compensation ($)(i)	Total ($)(j)
Daniel H. Schulman President and Chief Executive Officer (1)	2014	204,231	0	14,508,104	1,330,803	335,960	22,308,808	38,687,906
William J. Ready Senior Vice President, Merchant and Next Generation Commerce	2014	302,308	0	30,840,980	0	222,611	13,036	31,378,935
James J. Barrese Chief Technology Officer and Senior Vice President, Payment Services	2014	536,346	0	6,301,753	236,170	302,499	13,081	7,389,849
Hill Ferguson Senior Vice President, Consumer	2014	460,904	0	6,301,753	236,170	259,950	11,168	7,269,945

(1)	Mr. Schulman joined the Company on September 30, 2014.

Stock Awards (Column (e))

The amounts reported in the Stock Awards column represent the aggregate grant date fair value of eBay time-based restricted stock units, or RSUs, and performance-based restricted stock units, or PBRSUs, granted to each of our NEOs in 2014, calculated in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“FASB ASC Topic 718”). The grant date fair value of RSUs is determined using the fair value of eBay common stock on the date of grant, and the estimated fair value of PBRSUs is calculated based on the probable outcome of the performance measures for the applicable performance period as of the date on which the PBRSUs are granted for accounting purposes. This estimated fair value for PBRSUs is different from (and lower than) the maximum value of PBRSUs set forth below.

RSUs: For 2014:

•	Mr. Schulman was granted “new hire” RSUs in connection with his joining PayPal as President and CEO-designee in September. He was also granted a total of 154,544 “Make-Good RSU Awards” with an aggregate grant value of $8,214,932, which were intended to make him whole for those equity awards granted by his former employer that would have otherwise vested within approximately 16 months from his date of hire and that he forfeited by joining PayPal.

•	Mr. Ready was granted RSUs by eBay in January 2014 in connection with PayPal’s acquisition of Braintree, Inc. (“Braintree”) in December 2013.

•	Mr. Barrese and Mr. Ferguson were granted RSUs in connection with eBay’s annual (focal) grant in April; each of them also received a supplemental retention RSU grant in August.

PBRSUs: PBRSUs provide an opportunity for certain of our NEOs to receive grants of time-based RSUs if the performance measures for a specified time period are met. For a description of the performance measures for the 2014-2015 PBRSU awards, see “Compensation Discussion and Analysis—Elements of the Executive Compensation Program—PBRSU Program” above.

For 2014:

•	Mr. Schulman was granted PBRSUs for accounting purposes in connection with his joining PayPal as President and CEO-designee in September.

•	Mr. Barrese and Mr. Ferguson were granted PBRSUs for accounting purposes in connection with eBay’s annual (focal) grant in April.

•	Mr. Ready was not granted any PBRSUs in 2014.

Assuming the highest level of performance is achieved under the applicable performance measures for the 2014-2015 PBRSU awards, the maximum possible value of the PBRSU awards allocated to our NEOs for the 2014-2015 performance period using the fair value of eBay common stock on the date that such awards were granted for accounting purposes is (a) for Mr. Schulman, $6,124,557; (b) for Mr. Barrese, $1,965,155; and (c) for Mr. Ferguson, $1,965,155.

The value that our NEOs received in 2014 from the vesting of their eBay stock awards is reflected in the 2014 Option Exercises and Stock Vested table below. Additional information on all outstanding stock awards as of December 31, 2014 is reflected in the 2014 Outstanding Equity Awards at Fiscal Year-End table below.

Option Awards (Column (f))

The amounts reported in the Option Awards column represent the grant date fair value of eBay stock option awards granted to each of our NEOs in 2014, calculated in accordance with FASB ASC Topic 718. The estimated fair value of each eBay option award on the date of grant was calculated by using a modified Black-Scholes option pricing model. The weighted-averages of the assumptions used were: risk-free interest rate of 1.2%; expected life of 4.1 years; no dividend yield; and expected volatility of 29%. The computation of expected volatility was based on a combination of historical and market-based implied volatility from traded options on eBay common stock. The computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules, and expectations of future employee behavior. The interest rate for periods within the contractual life of the award was based on the U.S. Treasury yield curve in effect at the time of grant.

For 2014:

•	Mr. Schulman was granted options in connection with his appointment as President and CEO-designee of PayPal in September.

•	Mr. Barrese and Mr. Ferguson were granted options as part of eBay’s annual (focal) grant in April.

•	Mr. Ready was not granted any stock options in 2014.

The value that our NEOs received in 2014 from the exercise of their eBay stock options is reflected in the 2014 Option Exercises and Stock Vested table below. Additional information on all outstanding option awards as of December 31, 2014 is reflected in the 2014 Outstanding Equity Awards at Fiscal Year-End table below.

Non-Equity Incentive Plan Compensation (Column (g))

The amounts reported in the Non-Equity Incentive Plan Compensation column represent amounts earned by each of our NEOs under the eBay annual cash incentive plan for services they rendered in 2014. See “Compensation Discussion and Analysis—Elements of the Executive Compensation Program—Annual Cash Incentive Awards” above for more information.

All Other Compensation (Column (i))

General

The amounts reported in the All Other Compensation column include, for each of our NEOs, the sum of:

a)	the amount of the matching contributions made by eBay to eBay’s 401(k) savings plan for the benefit of Messrs. Ready, Barrese, and Ferguson, subject to a maximum of $10,400 applicable to each participating employee for 2014, including our NEOs;

b)	the cost of certain information technology support services provided by the Company for computer equipment located at the residence of Mr. Schulman;

c)	the dollar value of the premiums paid by eBay for group life insurance and accidental death and dismemberment coverage for the benefit of each of our NEOs;

d)	the dollar value of the “Make-Good Cash Payments” provided to Mr. Schulman for cash payments and equity awards to the extent that Mr. Schulman forfeited or was otherwise required to repay them to his former employer as a result of his leaving his former employer to join the Company, as described below;

e)	the cost of temporary housing for Mr. Schulman for the portion of 2014 following the date of his commencement of employment with PayPal, and the reimbursement of Mr. Schulman for the amount of income taxes relating to the temporary housing and travel-related benefits provided to him, as described below;

f)	the cost of PayPal promotional items given to Mr. Schulman, and a tax reimbursement for $117 covering the cost of the gift; and

g)	the cost of a gift given to Mr. Ready, and a tax reimbursement for $62 covering the cost of the gift.

Perquisites are valued at the incremental cost of providing such perquisites, net of any reimbursements provided by our NEOs.

Make-Good Cash Payments – Mr. Schulman

The 2014 amount reported for Mr. Schulman includes $22,178,202 in “Make-Good Cash Payments” intended to make him whole for lost cash and equity awards to the extent that Mr. Schulman’s former employer caused him to forfeit or required him to repay such amounts as a result of his leaving his former employer to join PayPal:

a)	$13,620,415 to cover the pre-tax income Mr. Schulman was required to repay to his former employer for equity and annual incentive compensation received within the last two years prior to his joining PayPal (and a portion of which was paid directly by eBay to his former employer);

b)	$3,631,250 to make up for the 2014 annual bonus opportunity that Mr. Schulman forfeited by leaving his former employer to join PayPal;

c)	$1,300,000 representing the portion paid in 2014 (which is 50% of the $2,600,000 total amount to be paid to Mr. Schulman) to make up for the cash-based incentive “portfolio” awards that Mr. Schulman forfeited by leaving his former employer to join PayPal; and

d)	$3,626,537 to make up for the vested options in his former employer’s common stock that Mr. Schulman forfeited by leaving his former employer to join PayPal.

Relocation Benefits – Mr. Schulman

The 2014 amount reported for Mr. Schulman also includes the following amounts to cover certain relocation benefits as outlined below:

a)	$68,112, representing the cost of temporary housing for Mr. Schulman in the San Francisco Bay Area for that portion of 2014 following his commencement of employment with the PayPal in September; and

b)	$61,118, representing the cost of a tax reimbursement for the amount of income taxes relating to the temporary housing and certain travel benefits provided to him.

2014 GRANTS OF PLAN-BASED AWARDS

The following table, footnotes, and narrative set forth certain information regarding grants of plan-based awards to each of our NEOs for the fiscal year ended December 31, 2014.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(j)	All Other Option Awards: Number of Securities Underlying Options (#)(k)	Exercise or Base Price of Option Awards ($/Sh)(l)	Grant Date Fair Value ($)(m)
Name (a)	Approval Date (b)	Grant Date (c)	Threshold ($)(d)	Target ($)(e)	Maximum ($)(f)	Threshold (#)(g)	Target (#)(h)	Maximum (#)(i)
Daniel H. Schulman
Options	9/26/2014	10/15/2014	—	—	—	—	—	—	—	101,588	50.24	1,330,803
RSUs	9/26/2014	10/15/2014	—	—	—	—	—	—	84,657	—	—	4,253,168
RSUs	9/26/2014	10/15/2014	—	—	—	—	—	—	77,950	—	—	3,916,208
RSUs	9/26/2014	10/15/2014	—	—	—	—	—	—	76,594	—	—	3,848,083
eIP – company performance	N/A	N/A	134,026	268,053	536,106	—	—	—	—	—	—	—
eIP – individual performance	N/A	N/A	—	89,351	178,702	—	—	—	—	—	—	—
PBRSUs (2014-2015 performance period)	9/26/2014	10/15/2014	—	—	—	20,318	50,794	121,906	—	—	—	2,490,645

William J. Ready
RSUs	11/21/13	1/15/2014	—	—	—	—	—	—	472,756	—	—	25,429,545
RSUs	11/21/13	1/15/2014	—	—	—	—	—	—	100,603	—	—	5,411,435
eIP – company performance	N/A	N/A	75,581	151,162	302,323	—	—	—	—	—	—	—
eIP – individual performance	N/A	N/A	—	50,387	100,774	—	—	—	—	—	—	—

James J. Barrese
Options	1/29/2014	4/1/2014	—	—	—	—	—	—	—	17,533	56.04	236,170
RSUs	1/29/2014	4/1/2014	—	—	—	—	—	—	8,767	—	—	491,303
RSUs	8/7/2014	8/15/2014	—	—	—	—	—	—	93,784	—	—	4,936,790
eIP – company performance	N/A	N/A	120,678	241,356	482,711	—	—	—	—	—	—	—
eIP – individual performance	N/A	N/A	—	80,452	160,904	—	—	—	—	—	—	—
PBRSUs (2014-2015 performance period)	1/29/2014	4/1/2014	—	—	—	5,845	14,611	35,067	—	—	—	873,660

Hill Ferguson
Options	1/29/2014	4/1/2014	—	—	—	—	—	—	—	17,533	56.04	236,170
RSUs	1/29/2014	4/1/2014	—	—	—	—	—	—	8,767	—	—	491,303
RSUs	8/7/2014	8/15/2014	—	—	—	—	—	—	93,784	—	—	4,936,790
eIP – company performance	N/A	N/A	103,703	207,407	414,814	—	—	—	—	—	—	—
eIP – individual performance	N/A	N/A	—	69,136	138,271	—	—	—	—	—	—	—
PBRSUs (2014-2015 performance period)	1/29/2014	4/1/2014	—	—	—	5,845	14,611	35,067	—	—	—	873,660

Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Annual Cash Incentive Plan) (Columns (d), (e), and (f))

The amounts reported under these columns relate to the possible awards under the eBay annual cash incentive plan. For further details, see “Compensation Discussion and Analysis—Elements of the Executive Compensation Program—Annual Cash Incentive Awards” above. In 2014, the total annual target incentive amounts under the eBay annual cash incentive plan as a percentage of base salary for the NEOs were: (a) for Mr. Schulman, 175%; (b) for Mr. Ready, 66.67%; (c) for Mr. Barrese, 60%; and (d) for Mr. Ferguson, 60%.

The total 2014 annual target incentive amounts under the eBay annual cash incentive plan for the NEOs were allocated 75% to company (eBay) performance and 25% to individual performance. No funding occurs for the individual performance component of the eBay annual cash incentive plan unless the minimum thresholds for both FX-neutral revenue and non-GAAP net income are met; in 2014, these thresholds were met.

Actual payouts to our NEOs under the eBay annual cash incentive plan for the fiscal year ended December 31, 2014 are reflected in the Non-Equity Incentive Plan Compensation column in the 2014 Summary Compensation Table above.

eIP - Company Performance: The amounts shown in the rows entitled “eIP – company performance” reflect estimated payouts for the fiscal year ended December 31, 2014 under the annual cash incentive plan for the portion of the award payable based on company (eBay) performance, as follows:

•	Threshold: The amounts shown in this column reflect the minimum payment levels if the minimum FX-neutral revenue and non-GAAP net income thresholds are met, which are 50% of the amounts shown under the Target column.

•	Target: The amounts shown in this column reflect the target payment levels if target non-GAAP net income is met.

•	Maximum: The amounts shown in this column represent the maximum amounts payable based on company performance, which are 200% of the amounts shown under the Target column.

The payout for the achievement of each of the eNPS and NPS metrics is independent from the payout tied to company financial performance (but will only be paid in a year in which the minimum thresholds for both FX neutral revenue and non-GAAP net income are met). For 2014, no payout was made for either the eNPS or NPS metric because the respective targets were not met. See “Compensation Discussion and Analysis—Elements of the Executive Compensation Program—Annual Cash Incentive Awards” above.

eIP - Individual Performance: The amounts shown in the rows entitled “eIP – individual performance” reflect estimated payouts for the fiscal year ended December 31, 2014 under the annual cash incentive plan for the portion of the award payable based on individual performance, as follows:

•	Threshold: Although there are no thresholds under the annual cash incentive plan for individual performance, there is no payout for individual performance unless the minimum thresholds for both company-wide FX-neutral revenue and non-GAAP net income are met. In addition, in circumstances where company financial performance is above thresholds but below targets, a modifier is applied to the individual performance component to reduce it in proportion based on the company financial performance component.

•	Target: The amounts shown in this column reflect 100% of the target award for individual performance.

•	Maximum: The amounts shown in this column are 200% of the amounts shown under the Target column.

Estimated Future Payouts Under Equity Incentive Plan Awards (PBRSUs) (Columns (g), (h), and (i))

The amounts shown reflect estimated payouts of PBRSUs for the 2014-2015 performance period, as follows:

•	Threshold: The amounts shown in this column reflect the awards if the minimum FX-neutral revenue and non-GAAP operating margin dollar thresholds are met and the lowest return on invested capital modifier is applied, and are 40% of the amounts shown under the Target column.

•	Target: The amounts shown in this column reflect the awards if the FX-neutral revenue and non-GAAP operating margin dollar amounts are at target, and the target return on invested capital modifier is applied.

•	Maximum: The amounts shown in this column reflect the awards if the maximum FX-neutral revenue and non-GAAP operating margin dollar amounts are met and the maximum return on invested capital modifier is applied, and are 240% of the amounts shown under the Target column.

For further discussion of the PBRSUs, including their vesting schedules, see “Compensation Discussion and Analysis—Elements of the Executive Compensation Program—Equity Incentive Awards—PBRSU Program” above.

All Other Stock Awards: Number of Shares or Stock Units (RSUs) (Column (j))

The awards reflect the number of eBay RSUs on the grant date. For 2014:

•	Mr. Schulman was granted “new hire” RSUs in connection with his joining PayPal as President and CEO-designee in September. His “new hire” RSU award vests over four years, with 25% vesting annually on each of the first four anniversaries of the date of grant. He was also granted a total of 154,544 “Make-Good RSU Awards” with an aggregate grant value of $8,214,932, which were intended to make him whole for those equity awards granted by his former employer that would have otherwise vested within approximately 16 months from his date of hire and that he forfeited by joining PayPal. One of Mr. Schulman’s Make-Good RSU Awards vested 100% on December 24, 2014, and the other will vest 100% on January 28, 2016.

•	Mr. Barrese and Mr. Ferguson were granted RSUs in connection with eBay’s annual (focal) grant in April; those awards become fully vested after four years, with 25% vesting annually on each of the first four anniversaries of the date of grant. Each of them also received a supplemental retention RSU grant in August; those awards become fully vested after three years, with 33 1/3% vesting annually on each of the first three anniversaries of the date of grant.

•	Mr. Ready was granted RSUs by eBay in January 2014 with an aggregate grant value of $30,320,000 in connection with PayPal’s acquisition of Braintree in December 2013. His RSUs will become fully vested after four years, with 20% vesting on the second anniversary of the date of grant and 3 1/3% vesting monthly thereafter.

All Other Option Awards (Stock Options) (Columns (k) and (l))

The awards reflect the number of stock options on the grant date. For 2014:

•	Mr. Schulman was granted options in connection with his appointment as President and CEO-designee of PayPal in September.

•	Mr. Barrese and Mr. Ferguson were granted options as part of eBay’s annual (focal) grant in April.

“New hire” option grants vest over four years, with 25% vesting on the first anniversary of the date of grant and 1/48th vesting monthly thereafter. Options granted in connection with eBay’s annual (focal) grant vest over four years, with 12.5% vesting on the six-month anniversary of the date of grant and 1/48th vesting monthly thereafter. The exercise price of options is the closing price of eBay common stock on the date of grant.

Grant Date Fair Value (Column (m))

The fair value of each option and RSU award was calculated using the fair value of eBay common stock on the date of grant. The estimated fair value of PBRSUs was calculated based on the probable outcome of the performance measures for the 2014-2015 performance period as of the date on which those PBRSUs were granted for accounting purposes. The estimated fair value of each eBay option award on the date of grant was calculated by using a modified Black-Scholes option pricing model. The weighted-averages of the assumptions used during 2014 were: risk-free interest rate of 1.2%; expected life of 4.1 years; no dividend yield; and expected volatility of 29%. The computation of expected volatility was based on a combination of historical and market-based implied volatility from traded options on eBay common stock. The computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules, and expectations of future employee behavior. The interest rate for periods within the contractual life of the award was based on the U.S. Treasury yield curve in effect at the time of grant.

2014 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table and footnotes set forth certain information regarding outstanding equity awards for each of our NEOs as of December 31, 2014.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexer- cised Options (#) Exercisable	Number of Securities Underlying Unexer- cised Options (#) Unexer- cisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexer- cised Unearned Options (#)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value Shares or Units of Stock That Have Not Vested ($) (1)	Stock Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)
Daniel H. Schulman	0	101,588	(4)	0	50.24	10/15/2014	10/15/2021
								84,657	(7)	4,750,951	10/15/2014
								76,594	(9)	4,298,455	10/15/2014
												20,318	(8)	1,140,246
William J. Ready								28,958	(12)	1,625,123	12/19/2013
								96,523	(12)	5,416,871	12/19/2013
								100,603	(13)	5,645,840	1/15/2014
								472,756	(13)	26,531,067	1/15/2014
James J. Barrese	1,896	1,138	(2)	0	32.29	3/1/2011	3/1/2018
	1,031	3,300	(3)	0	36.59	4/2/2012	4/2/2019
	3,542	4,960	(2)	0	55.71	4/1/2013	4/1/2020
	2,922	14,611	(2)	0	56.04	4/1/2014	4/1/2021
								2,275	(5)	127,673	3/1/2011
								5,000	(10)	280,600	3/1/2011
								6,600	(6)	370,392	4/2/2012
								21,750	(11)	1,220,610	4/2/2012
								8,502	(5)	477,132	4/1/2013
								8,767	(5)	492,004	4/1/2014
								93,784	(14)	5,263,158	8/15/2014
												5,845	(8)	328,021
Hill Ferguson	4,333	867	(15)	0	28.46	9/9/2011	9/9/2018
	3,133	1,567	(3)	0	36.12	4/13/2012	4/13/2019
	2,362	3,306	(2)	0	55.71	4/1/2013	4/1/2020
	2,922	14,611	(2)	0	56.04	4/1/2014	4/1/2021
								650	(7)	36,478	9/9/2011
								5,000	(10)	280,600	9/9/2011
								2,024	(6)	113,587	4/2/2012
								6,750	(11)	378,810	4/2/2012
								1,074	(6)	60,273	4/13/2012
								21,044	(10)	1,180,989	9/14/2012
								5,667	(5)	318,032	4/1/2013
								3,542	(10)	198,777	4/1/2013
								8,767	(5)	492,004	4/1/2014
								93,784	(14)	5,263,158	8/15/2014
												5,845	(8)	328,021

(1)	Market Value is calculated based on the closing price of $56.12 of eBay common stock on December 31, 2014.
(2)	Annual option grant. Becomes fully vested after four years, with 12.5% vesting on the six-month anniversary of the date of grant, and 1/48th vesting monthly thereafter.
(3)	Annual option grant. Becomes fully vested after four years, with 12.5% vesting on the six-month anniversary of April 1st of the year when granted, and 1/48th vesting monthly thereafter.
(4)	New hire option grant. Becomes fully vested after four years, with 25% vesting on the one-year anniversary of the date of grant, and 1/48th vesting monthly thereafter.

(5)	Annual RSU grant. Becomes fully vested after four years, with 25% vesting on each of the first four anniversaries of the date of grant.
(6)	Annual RSU grant. Becomes fully vested after four years, with 25% vesting on each of the first four anniversaries of April 1st of the year when granted.
(7)	New hire RSU grant. Becomes fully vested after four years, with 25% vesting on each of the first four anniversaries of the date of grant.
(8)	In accordance with the SEC executive compensation disclosure rules, represents the estimated future award of PBRSUs at the threshold performance level under the 2014-2015 performance period based on company (eBay) performance through 2014. PBRSUs are earned based on company FX-neutral revenue and non-GAAP operating margin dollars during the performance period (with the application of a return on invested capital modifier). See “Compensation Discussion and Analysis — Elements of the Executive Compensation — PBRSU Program” above for a more detailed discussion of these awards and the related performance measures.
(9)	Make-Good RSU Award. Becomes fully vested on January 28, 2016. See “Compensation Discussion and Analysis — Compensation Decisions for 2014 — Hiring Dan Schulman as President of PayPal and its CEO Following the Spin-Off” for further discussion of this award.
(10)	Supplemental RSU grant. Becomes fully vested over four years, with 25% vesting on each of the first four anniversaries of the date of grant.
(11)	Supplemental RSU grant. Becomes fully vested over four years, with 25% vesting on each of the first four anniversaries of April 1st of the year when granted.
(12)	Assumed Braintree RSU grant. Becomes fully vested on the second anniversary of the closing of PayPal’s acquisition of Braintree, Inc., with 66 2/3% vesting on the first anniversary of the closing and 33 1/3% vesting on the second anniversary of the closing.
(13)	Acquisition-related RSU grant. Becomes fully vested after four years, with 20% vesting on the second anniversary of the date of grant, and 3 1/3% vesting monthly thereafter.
(14)	Supplemental retention RSU grant. Becomes fully vested after three years, with 33 1/3% vesting on each of the first three anniversaries of the date of grant.
(15)	Acquisition-related new hire option grant. Becomes fully vested on the fourth anniversary of the closing of PayPal’s acquisition of Zong SA, with 25% vesting on August 11, 2012, the first anniversary of the closing, and 1/48th vesting monthly thereafter.

2014 OPTION EXERCISES AND STOCK VESTED

The following table and footnotes set forth the number of shares acquired and the value realized upon the exercise of eBay stock options and the vesting of eBay stock awards by each of our NEOs for the fiscal year ended December 31, 2014.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Daniel H. Schulman	—	—	77,950	4,450,945
William J. Ready	—	—	222,008	12,308,124
James J. Barrese	9,526	208,441	26,929	1,536,183
Hill Ferguson	—	—	24,169	1,295,220

(1)	Value realized on exercise of stock options is based on the fair market value of eBay common stock on the date of exercise minus the exercise price and does not necessarily reflect proceeds actually received by the NEO.
(2)	Value realized on vesting of stock awards is based on the fair market value of eBay common stock on the vesting date and does not necessarily reflect proceeds actually received by the NEO.

2014 NONQUALIFIED DEFERRED COMPENSATION

The following table and footnotes sets forth information concerning contributions, earnings, and withdrawals/distributions during 2014 under eBay’s nonqualified deferred compensation plans for each of our NEOs.

Name	Executive Contributions in Last FY ($)	Registrant’s Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Daniel H. Schulman	—	—	—	—	—
William J. Ready	—	—	—	—	—
James J. Barrese (2)	280,252	—	13,852	—	391,952
Hill Ferguson	—	—	—	—	—

(1)	None of the earnings in this column are included in the 2014 Summary Compensation Table because they are not preferential or above market.
(2)	Executive contributions during 2014 consisted of contributions by Mr. Barrese of a portion of his (a) base salary for 2013 and 2014 (in each case, paid in 2014) and (b) annual cash incentive award earned in 2013 and paid in 2014.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table, footnotes, and narrative set forth our payment obligations pursuant to the compensation arrangements for each of our NEOs, under the circumstances described below, assuming that their employment was terminated or a change in control occurred on December 31, 2014.

Name	Voluntary Termination ($)(a)	Termination for Cause ($)(b)	Involuntary Termination Other than for Cause ($)(c)	Change in Control ($)(d)	Death or Disability ($)(e)
Daniel H. Schulman	—	—	20,237,854	20,237,854	9,985,292
William J. Ready	—	—	7,041,994	—	—
James J. Barrese	—	—	—	—	—
Hill Ferguson	—	—	—	—	—

Involuntary Termination other than for Cause (Column (c))

Severance Arrangements for Involuntary Termination Other than for Cause for Mr. Schulman

Mr. Schulman entered into an offer letter (the “Schulman Offer Letter”) in connection with becoming President and CEO-designee of PayPal in September 2014. Under the terms of the Schulman Offer Letter, Mr. Schulman would be entitled to the following if his employment was terminated by eBay without “cause” or if he resigned for “good reason” as of December 31, 2014 and his termination date occurred more than 90 days prior to or more than 24 months following a “change in control” (as defined in the eBay Inc. 2008 Equity Incentive Award Plan, as amended and restated, or the eBay Plan):

•	a cash payment equal to two times the sum of (a) the greater of annual base salary or $1 million, and (b) his target bonus amount (where the target bonus amount equals the greater of two times annual base salary or the target bonus amount) (“Cash Severance Payment”);

•	a prorated annual cash bonus based on actual company performance and only covering the company performance component for the fiscal year in which employment is terminated (“Prorated Cash Incentive Award”);

•	the unpaid portion of his Make-Good Cash Payments, which is otherwise scheduled to vest on February 15, 2016; and

•	a cash payment equal to the value of the unvested Initial Equity Awards and Make-Good RSU Awards (where value is determined using the average closing price of eBay common stock for the 10 consecutive trading days ending on and including the trading day immediately prior to the termination date).

For discussion of Mr. Schulman’s severance arrangements in the event of his termination of employment without “cause” or resignation for “good reason” at or following the Spin-Off, see “Compensation Discussion and Analysis—Severance and Change-in-Control Arrangements with Executive Officers, and Clawbacks—Severance and Change-in-Control Arrangements for Mr. Schulman” above.

Severance Arrangements for an Involuntary Termination Other than for Cause for Mr. Ready

In connection with PayPal’s acquisition of Braintree in December 2013, Braintree granted RSU awards to Mr. Ready prior to closing in recognition of his significant contributions to Braintree. Upon the completion of the acquisition, eBay (as PayPal, Inc.’s parent) assumed the RSU awards granted by Braintree to Mr. Ready. Under the terms of those awards, Mr. Ready would be entitled to full acceleration of any then-unvested RSUs if his employment was terminated by Braintree without “cause” or he resigned with “good reason” (as defined in his Braintree RSU agreements).

Change in Control (Column (d))

Severance Arrangements for an Involuntary Termination in Connection with a Change in Control for Mr. Schulman

Under the terms of the Schulman Offer Letter, Mr. Schulman would be entitled to receive the following if a “change in control” (as defined in the eBay Plan) occurred as of December 31, 2014 and his employment was terminated by eBay without “cause” or he resigned for “good reason”:

•	Cash Severance Payment;

•	Prorated Cash Incentive Award;

•	the unpaid portion of his Make-Good Cash Payments, which is otherwise scheduled to vest on February 15, 2016; and

•	a cash payment equal to the value of all unvested equity awards outstanding (where value is determined using the average closing price of eBay common stock for the 10 consecutive trading days ending on and including the trading day immediately prior to the termination date).

For discussion of Mr. Schulman’s severance arrangements in the event of his termination of employment without “cause” or resignation for “good reason” in connection with a “change in control” following the Spin-Off or where the Spin-Off has not occurred by the second anniversary of his start date, see “Compensation Discussion and Analysis—Severance and Change-in-Control Arrangements with Executive Officers, and Clawbacks—Severance and Change-in-Control Arrangements for Mr. Schulman” above.

Change in Control—Equity Awards

The amounts reported in the Change-in-Control column assume that, in a change-in-control transaction, the acquiring entity would assume or continue outstanding equity awards. If the acquiring entity does not assume or continue any outstanding equity awards and all the unvested and outstanding awards are fully accelerated upon a change in control, the aggregate value of accelerated vesting of such awards to each of the NEOs as of December 31, 2014, calculated based on the closing price of eBay common stock on December 31, 2014, would be as follows: (a) for Mr. Schulman, $9,646,744; (b) for Mr. Ready, $39,218,901; (c) for Mr. Barrese, $8,326,339; and (d) for Mr. Ferguson, $8,380,554.

The Committee has determined that the Spin-Off will not constitute a Change in Control for purposes of these protections and therefore these benefits will not be available solely as a result of the execution of the Spin-Off.

Death or Disability (Column (e))

Severance Arrangements in the Event of Death or Disability for Mr. Schulman

Under the terms of the Schulman Offer Letter, if Mr. Schulman’s employment terminates due to his death or permanent disability, he will be entitled to receive within 30 days of his termination date a cash payment equal to the value of any unvested equity awards that would have otherwise vested within 24 months of his termination date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with eBay

Following the separation and distribution, PayPal and eBay will operate separately, each as an independent public company. PayPal will enter into a separation and distribution agreement with eBay, which is referred to in this information statement as the “separation agreement” or the “separation and distribution agreement.” In connection with the separation, PayPal will also enter into various other agreements to effect the separation and provide a framework for its relationship with eBay after the separation, such as an operating agreement, a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property matters agreement, an information technology services agreement, data sharing agreements and a product development agreement. These agreements will provide for the allocation between PayPal and eBay of eBay’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax liabilities) attributable to periods prior to, at and after PayPal’s separation from eBay and will govern certain relationships between PayPal and eBay after the separation. The material agreements listed above will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part.

The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. When used in this section, “distribution date” refers to the date on which eBay distributes PayPal’s common stock to the holders of eBay common stock.

Separation Agreement

Transfer of Assets and Assumption of Liabilities

The separation and distribution agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of PayPal and eBay as part of the separation of eBay into two companies, and it provides for when and how these transfers, assumptions and assignments will occur. In particular, the separation and distribution agreement will provide, among other things, that subject to the terms and conditions contained therein:

•	Certain assets related to the PayPal business, which are referred to as the “PayPal Assets,” will be transferred to PayPal, including:

•	equity interests in PayPal, Inc. and its subsidiaries, which hold assets relating to the PayPal business;

•	certain office facilities located in San Jose, California and other locations;

•	contracts (or portions thereof) that relate to the PayPal business;

•	information, technology, software, intellectual property and information related to the PayPal Assets, the PayPal Liabilities, or the PayPal business;

•	rights and assets expressly allocated to PayPal pursuant to the terms of the separation and distribution agreement or certain other agreements entered into in connection with the separation;

•	permits that primarily relate to the PayPal business;

•	any other assets exclusively related to the PayPal business; and

•	other assets that are included in the PayPal pro forma balance sheet included in the unaudited pro forma condensed combined financial statements of PayPal, which appear in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

•	Certain liabilities related to the PayPal business or the PayPal Assets, which are referred to as the “PayPal Liabilities,” will be retained by or transferred to PayPal, including:

•	certain litigation matters that relate to the PayPal business;

•	liabilities and obligations expressly allocated to PayPal pursuant to the terms of the separation and distribution agreement or certain other agreements entered into in connection with the separation; and

•	other liabilities that are included in the PayPal pro forma balance sheet included in the unaudited pro forma condensed combined financial statements of PayPal, which appear in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

•	All of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the PayPal Assets and PayPal Liabilities (all such assets and liabilities, other than the PayPal Assets and the PayPal Liabilities, referred to as the eBay Assets and eBay Liabilities, respectively), will be retained by or transferred to eBay. This will include any and all proceeds received as a result of the sale, initial public offering, or other disposition of all or a portion of the eBay Enterprise business and any liabilities relating to, arising out of, or resulting from any such transaction.

Except as expressly set forth in the separation and distribution agreement or any ancillary agreement, neither eBay nor PayPal will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either PayPal or eBay, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis and, subject to the provisions of the separation and distribution agreement described under “Further Assurances” below, the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement, unless the context otherwise requires. The separation and distribution agreement will provide that, in the event that the transfer or assignment of certain assets and liabilities to PayPal or eBay, as applicable, does not occur prior to the separation, then until such assets or liabilities are able to be transferred or assigned, PayPal or eBay, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse PayPal or eBay, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

The Distribution

The separation and distribution agreement will also govern the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, eBay will distribute to its stockholders that hold eBay common stock as of the record date for the distribution all of the issued and outstanding shares of PayPal’s common stock on a pro rata basis. Stockholders will receive cash in lieu of any fractional shares.

Conditions to the Distribution

The separation and distribution agreement will provide that the distribution is subject to satisfaction (or waiver by eBay) of certain conditions described under “The Separation and Distribution—Conditions to the

Distribution.” eBay has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio.

Settlement of Accounts Between PayPal and eBay

The separation and distribution agreement will provide that all intercompany receivables and payables as to which there are no third parties and that are between PayPal or a PayPal subsidiary, on the one hand, and eBay or an eBay subsidiary, on the other hand, other than accounts related to the agreements to be entered into in connection with the separation and post-separation agreements between eBay and PayPal and other than any accrued liabilities incurred in connection with providing the services that will be memorialized by the operating agreement, in each case existing as of immediately prior to the completion of the separation, will be settled, capitalized, cancelled, assigned, or assumed by PayPal or one or more PayPal subsidiaries.

Cash Amounts

The separation and distribution agreement will provide that prior to the distribution date, eBay will transfer, or cause its subsidiaries to transfer, an aggregate amount of cash to PayPal (which may include one or more indirect transfers or capital contributions) so that PayPal shall hold at least $[—] of cash as of a date prior to the effective time of the distribution.

Claims

In general, each party to the separation and distribution agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Releases

In general, each party to the separation and distribution agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Indemnification

In the separation and distribution agreement, PayPal will agree to indemnify, defend and hold harmless eBay, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the PayPal Liabilities;

•	the failure of PayPal or any other person to pay, perform or otherwise promptly discharge any of the PayPal Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

•	specified litigation matters that relate to the PayPal business, and fifty percent (50%) of certain shared contingent liabilities;

•	any material breach by PayPal of the separation and distribution agreement or any of the ancillary agreements;

•	except to the extent relating to an eBay Liability, any guarantee, indemnification or contribution obligation for the benefit of PayPal by eBay that survives the distribution; and

•	any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the registration statement of which this information statement forms a part, or in this information statement (as amended or supplemented), other than any such statements or omissions made explicitly in eBay’s name.

eBay agrees to indemnify, defend and hold harmless PayPal, each of its affiliates and each of its respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the eBay Liabilities;

•	the failure of eBay or any other person to pay, perform, or otherwise promptly discharge any of the eBay Liabilities, in accordance with their respective terms whether prior to, at, or after the distribution;

•	specified litigation matters that relate to the eBay business, and fifty percent (50%) of certain shared contingent liabilities;

•	any material breach by eBay of the separation and distribution agreement or any of the ancillary agreements;

•	except to the extent relating to a PayPal Liability, any guarantee, indemnification or contribution obligation for the benefit of eBay by PayPal that survives the distribution; and

•	any untrue statement or alleged untrue statement or omission or alleged omission of a material fact made explicitly in eBay’s name in the registration statement of which this information statement forms a part, or in this information statement (as amended or supplemented).

The separation and distribution agreement will also establish procedures with respect to claims subject to indemnification and related matters.

Insurance

The separation and distribution agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and sets forth procedures for the administration of insured claims.

Further Assurances

In addition to the actions specifically provided for in the separation and distribution agreement, except as otherwise set forth therein or in any ancillary agreement, both PayPal and eBay will agree in the separation and distribution agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation and distribution agreement and the ancillary agreements.

Dispute Resolution

The separation and distribution agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between PayPal and eBay related to the separation or distribution. These provisions will contemplate that efforts will generally be made to resolve disputes, controversies and claims by escalation of the matter to executives of PayPal and eBay, then to a committee comprised of executives and directors of PayPal and eBay and then to non-binding mediation before PayPal or eBay may initiate adversarial proceedings.

Expenses

Except as expressly set forth in the separation and distribution agreement or in any ancillary agreement, all costs and expenses incurred in connection with the separation and distribution incurred prior to the distribution date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation and distribution, will be paid by the party incurring such cost and expense.

Other Matters

Other matters that will be governed by the separation and distribution agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Termination

The separation and distribution agreement will provide that it may be terminated, and the separation and distribution may be modified or abandoned, at any time prior to the distribution date in the sole discretion of eBay without the approval of any person, including PayPal’s or eBay stockholders. In the event of a termination of the separation and distribution agreement, no party, nor any of its directors, officers, or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the separation and distribution agreement may not be terminated except by an agreement in writing signed by both PayPal and eBay.

Operating Agreement

PayPal and eBay will enter into an operating agreement that governs certain aspects of the relationship between the parties following the separation, including certain terms and conditions relating to PayPal’s provision of payment processing and credit services, and other related services, to customers on eBay.com and certain eBay Marketplaces properties. The agreement will initially cover eBay.com and other core eBay Marketplaces properties (including mobile applications) in the most significant geographic jurisdictions in which eBay Marketplaces is offered, including but not limited to the United States, Australia, Canada, Germany, and the United Kingdom, as well as cross-border trade with buyers on those core eBay Marketplaces properties covered by the agreement, specifically including cross border trade with China and all countries in Latin America (such properties, the “eBay Covered Properties,” and such jurisdictions, the “eBay Covered Jurisdictions”), but will not include domestic trade in China and Latin America; domestic or cross-border trade in Russia, India, and all other non-eBay Covered Jurisdictions; or other eBay properties, such as StubHub, eBay Enterprise, Magento, Classifieds, Shopping.com, Gmarket, or Half.com.

The operating agreement will require PayPal to offer comparable eBay merchants (determined on an aggregate or average basis) pricing for PayPal’s payment services in the lowest twentieth percentile of rates charged to comparable non-eBay merchants, as defined in the agreement. Characteristics used to determine comparability include the mix of PayPal product(s) used by the customer, the geographic market in which the customer is located, the customer’s industry, the nature of the customer’s business, the total volume of transactions (by PayPal product), the average size of the customer’s transactions, the financial condition of the customer and the customer’s credit profile. Therefore, the PayPal rates for eBay merchants will remain largely consistent with today’s pricing relationship. On an annual basis, the parties will retain a third party independent auditor to conduct a market check on a jurisdiction-by-jurisdiction basis to ensure that eBay merchants are receiving pricing as required under the agreement. In addition, subject to certain exceptions, in the event that PayPal offers to non-eBay merchants who use or access PayPal’s services through websites or applications (including mobile) operated by a specified “Competitive Platform Operator” (as defined in the operating agreement) of eBay any term that is more favorable than the terms currently offered to eBay merchants in an eBay Covered Jurisdiction. PayPal shall offer such terms, along with all other directly related terms and conditions, to eBay for the benefit of comparable eBay merchants, and eBay shall have an opportunity to determine to accept, and to comply with, the related conditions with which eBay or eBay Merchants is reasonably capable of complying.

In addition, during the term of the operating agreement, PayPal will make certain payments to eBay based on certain referral services by eBay that have benefitted PayPal in the past and that the companies intend to continue following separation. Subject to the Penetration Rate (as defined below) remaining above 60% at the beginning of each quarter, PayPal will pay a referral services fee to eBay (calculated quarterly and paid annually)

in an amount of $[—] per quarter. It is anticipated that the number of new PayPal users who are introduced through the eBay platform will remain consistent with current experience. In the event that the number of new users introduced to PayPal in this manner increases or decreases from the expected rate, the referral services fee will be adjusted accordingly. In addition, PayPal will make a payment (calculated quarterly and paid annually) to eBay based on the use of PayPal Credit by eBay consumers and merchants on eBay properties equal to 0.30% of the Net TPV completed on eBay through PayPal Credit.

PayPal and/or eBay will also make certain payments to each other based on the usage of PayPal’s payment services (including PayPal wallet, guest checkout with credit card, and any other payments processed by PayPal) by eBay consumers and merchants on the eBay Covered Properties. These payments are intended to provide an incentive to eBay to support the continued use of PayPal as a payment service on eBay Covered Properties (referred to as the “Penetration Rate”) at current levels and to reward eBay if Penetration Rates on eBay Covered Properties increase. The agreement will provide for a baseline Penetration Rate on eBay Covered Properties of 80% (the “Baseline Rate”), which is approximately equal to the current Penetration Rate prior to the separation. For each percentage point that the Penetration Rate exceeds the Baseline Rate, PayPal will make a payment to eBay at an annualized rate of $13 million. The payment amount will be determined on a quarterly basis by multiplying (a) the amount by which the Penetration Rate exceeds the Baseline Rate for the quarter, rounded to the nearest hundredth, by (b) $3.25 million. In the event the Penetration Rate falls below the Baseline Rate by an amount up to 5 percent, eBay will make a payment to PayPal at an annualized rate of $13 million per percentage point decline. The payment amount will be determined on a quarterly basis by multiplying (y) the amount by which the Penetration Rate falls below Baseline Rate for the quarter, rounded to the nearest hundredth, by (z) $3.25 million. In the event the Penetration Rate falls below the Baseline Rate by an amount in excess of five percent, eBay will make a payment to PayPal at an annualized rate of $13 million per percentage point for the first five points below the Baseline Rate, and an additional $50 million per percentage point (at an annualized rate) for any additional amount below the Baseline Rate. The payment amount will be determined on a quarterly basis according to the following formula: $16.25 million plus ((a) $12.5 million times (b) (the Baseline Rate minus the eBay Penetration Rate minus 5%, rounded to the nearest hundredth of a percentage point). The foregoing payments will be made annually based on the sum of the calculated quarterly amounts. The agreement also provides that, for those PayPal products made available on the eBay platform, in the event that PayPal’s TPV for customers other than eBay falls below established minimum thresholds, eBay would no longer be obligated to make any payments in respect of the Penetration Rates to PayPal.

Subject to certain exceptions, the operating agreement will also provide that eBay will not declare itself as the single merchant of record for transactions effected through any service or offering available on eBay Covered Properties unless PayPal is acquired by certain specified competitors of eBay. For purposes of the agreement, the term “Merchant of Record” means the entity that PayPal holds financially liable for all full and partial returns as well as any chargebacks initiated by the customer. In the event that PayPal is acquired by certain specified competitors of eBay, eBay may elect to become a merchant of record by giving written notice to PayPal within 90 days of the consummation of such acquisition, and such election would become effective on a date specified by eBay that is between 15 and 21 months after the consummation of such acquisition.

Non-Compete

Subject to certain exceptions, eBay and its controlled affiliates will be prohibited from directly or indirectly engaging in the business of marketing, distributing, promoting or selling its own proprietary payment solutions for use on the eBay Covered Properties, and PayPal and its controlled affiliates will be prohibited from directly or indirectly engaging in the business of marketing, distributing, promoting or selling its own proprietary marketplace offering for the sale of physical goods. These restrictions will continue for the term of the operating agreement.

Product Development

The operating agreement will provide for eBay and PayPal to enter into a product development agreement that requires eBay and PayPal to mutually discuss in good faith and agree on a product development plan for optimizing the PayPal experience on eBay Covered Properties and to invest development resources in other strategic initiatives related to the provision of payment processing and credit services by PayPal. PayPal and eBay will agree in the product development agreement to commit certain resources and development staff to the projects included in the product development plan.

Data Sharing

The operating agreement will also provide for eBay and PayPal to enter into data sharing agreements pursuant to which eBay and its subsidiaries, on the one hand, and PayPal and its subsidiaries, on the other hand, will share information for risk, trust and fraud modeling and customer service operations in a manner consistent with current usage and in conformance with legal and regulatory requirements. Neither party will be permitted to use such data for any purpose beyond the scope of the agreement without entering into a separate, arms length commercial arrangement that is in compliance with legal and regulatory requirements.

Term; Termination

The operating agreement will have an initial term of 5 years following the distribution date and will be renewable by mutual agreement for successive 1-year terms. At the expiration of the operating agreement, there will be a 1-year tail period during which the provisions of the agreement will continue to apply, subject to certain exceptions. During the 1-year tail period and for up to 1-year after the termination of the agreement for a material breach, the parties will use reasonable best efforts to cooperate in good faith to transition off of the services provided under the agreement, with such cooperation reimbursed by the other party at cost. During the term of the operating agreement, both parties can mutually decide to amend the agreement as appropriate. In addition, either party will be able to terminate for certain uncured material breaches.

Other Matters

The operating agreement will also include other customary terms and conditions, including the establishment of service level agreements to measure PayPal’s performance of its payment processing and credit services as well as provisions addressing information security, data protection, disaster recovery, confidentiality, indemnification and other matters. The operating agreement will also provide for regular review of the effectiveness of the parties’ relationship by members of management, including the CEOs of eBay and PayPal, as well as the respective boards of directors of eBay and PayPal.

Transition Services Agreement

PayPal and eBay will enter into a transition services agreement prior to the distribution pursuant to which eBay and its subsidiaries and PayPal and its subsidiaries will provide, on an interim, transitional basis, various services to each other, including, but not limited to, related to human resources administrative systems and related support services, hosting services, separation of commingled information technology assets, and customer service and loyalty programs support. These services will be provided, generally for a period of up to 24 months (including extensions), on a cost or a cost-plus basis. The recipient for a particular service will generally be able to terminate that service prior to the scheduled expiration date, subject to a specified minimum notice period. Due to interdependencies between services, certain services may be extended or terminated early only if other services are likewise extended or terminated.

Tax Matters Agreement

PayPal and eBay will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations after the distribution with respect to taxes (including taxes arising in the ordinary course of business, tax attributes, tax returns, tax elections, tax contests and certain other tax “matters).” In addition, the tax matters agreement will include certain provisions that are designed to preserve the tax-free status of the distribution and certain related transactions.

Employee Matters Agreement

PayPal and eBay will enter into an employee matters agreement prior to the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

The employee matters agreement will provide that, unless otherwise specified, eBay will be responsible for liabilities associated with employees who will be employed by eBay following the separation, former employees whose last employment was with the eBay businesses and certain specified current and former corporate employees (collectively, the “eBay allocated employees”), and PayPal will be responsible for liabilities associated with employees who will be employed by PayPal following the separation, former employees whose last employment was with the PayPal businesses and certain specified current and former corporate employees (collectively, the “PayPal allocated employees”).

Employee Benefits Generally

PayPal allocated employees will be eligible to participate in PayPal benefit plans following the separation in accordance with the terms and conditions of the PayPal benefit plans as in effect from time to time. Generally, PayPal will agree to establish and maintain (i) welfare benefit arrangements that are substantially similar in the aggregate to those provided by eBay to PayPal allocated employees immediately prior to the separation, through at least December 31, 2015 and (ii) retirement benefits with terms that are substantially the same as the corresponding eBay arrangements and that provide benefits that are no less favorable than those provided by eBay to eligible PayPal allocated employees immediately prior to the separation, through at least December 31, 2015.

In general, PayPal will credit each PayPal allocated employee with his or her service with eBay prior to the separation for all purposes under the PayPal benefit plans to the same extent such service was recognized by eBay for similar purposes and so long as such crediting does not result in a duplication of benefits.

The employee matters agreement will also include provisions relating to cooperation between the two companies on matters relating to employees and employee benefits and other administrative provisions.

Retirement and Deferred Compensation Programs

PayPal will establish a defined contribution plan as well as a non-qualified deferred compensation plan for PayPal allocated employees. In connection with the separation, assets, liabilities and account balances (as applicable) of PayPal allocated employees will be transferred to PayPal or PayPal plans, as applicable, and eBay or eBay plans will retain assets, liabilities and account balances (as applicable) of eBay allocated employees.

Equity Compensation Awards

The employee matters agreement will provide for the adjustment of outstanding awards granted under eBay’s equity compensation programs (including awards under assumed plans) to reflect the impact of the separation in accordance with the terms of such program. Generally, each employee holder of eBay equity awards (but not common stock derived from vested equity awards, which shall be treated like all other common stock) will hold equity awards only in the company that employs such employee following the separation. For example, eBay equity awards held by PayPal employees will be assumed by PayPal and converted into awards that relate to shares of PayPal common stock at the separation, and eBay equity awards held by employees who will remain employed by eBay after the separation will continue to be equity awards that relate to shares of eBay common stock, but adjusted to reflect the effect of the separation.

In addition, (1) certain previously disclosed executives of eBay who will not be employed with either eBay or PayPal after the separation (“transitioning executives”) and (2) nonemployee directors of eBay, including any nonemployee director who immediately after the separation will serve on our board of directors, will receive both adjusted eBay equity awards (relating to shares of eBay common stock) and adjusted PayPal awards (relating to shares of PayPal common stock), based on the distribution ratio being applied to shares of eBay common stock held by all eBay stockholders in the distribution.

Treatment of eBay Equity Awards held by PayPal Employees

Outstanding eBay equity awards held by PayPal employees are expected to be treated as shown in the table below:

Award Type	Treatment

Stock Options	Each eBay stock option held by a PayPal employee will be converted into an option to purchase shares of PayPal common stock. The exercise price and number of shares subject to each such PayPal stock option will be adjusted as described in the employee matters agreement in order to preserve the aggregate intrinsic value of the original eBay stock option, as measured immediately before and immediately after the distribution date, subject to rounding.

Restricted Stock Units	Each award of eBay restricted stock units held by a PayPal employee will be converted into a PayPal restricted stock unit award. The number of shares of PayPal common stock subject to the award will be adjusted as described in the employee matters agreement in order to preserve the aggregate intrinsic value of the original eBay restricted stock unit award, as measured immediately before and immediately after the distribution date, subject to rounding.

Restricted Stock Awards	Each award of eBay restricted stock held by a PayPal employee will be converted into a PayPal restricted stock award. The number of shares of PayPal common stock subject to the award will be adjusted as described in the employee matters agreement in order to preserve the aggregate intrinsic value of the original eBay restricted stock award, as measured immediately before and immediately after the distribution date, subject to rounding.

Target PBRSU Awards	Each eBay target performance-based restricted stock unit award with a fiscal year 2014-2015 performance period or a fiscal year 2015-2016 performance period held by a PayPal employee will be converted into a PayPal performance-based restricted stock unit award, with the performance criteria for the 2014-2015 award being adjusted so that performance will be based on aggregate eBay Inc. performance for 2014 and PayPal-specific performance for 2015. The target number of PayPal shares subject to the award will be adjusted as described in the employee matters agreement in order to preserve the aggregate intrinsic value of the original eBay target performance-based restricted stock unit share award, as measured immediately before and immediately after the distribution date, subject to rounding.

Awards Held by Directors

Outstanding eBay equity awards held by nonemployee directors of eBay are expected to be treated as shown in the table below:

Award Type	Treatment

Stock Options	Each eBay stock option held by a director will be converted into an adjusted eBay stock option and a PayPal stock option, as described in the employee matters agreement, based on the distribution ratio being applied to shares of eBay common stock held by all eBay stockholders in the distribution, which together are intended to preserve the aggregate intrinsic value of the original eBay stock option, as measured immediately before and immediately after the separation, subject to rounding.

Deferred Stock Units	Each award of eBay deferred stock units held by a director will generally remain in place with such director also receiving an award of deferred stock units of PayPal, as described in the employee matters agreement, based on the distribution ratio being applied to shares of eBay common stock held by all eBay stockholders in the distribution, in an amount that reflects the distribution to eBay shareholders, by applying the distribution ratio to the eBay deferred stock units as though they were unrestricted eBay shares.

In addition, any such adjusted eBay equity awards and PayPal equity awards held by any members of the board of directors of eBay or PayPal, as applicable, would become vested upon a change in control of the respective company to which the awards relate.

Awards Held by Transitioning Executives

In the separation, pursuant to the eBay transition success and retention program, transitioning executives are expected to become vested in certain unvested awards, and otherwise receive both adjusted eBay equity awards (relating to shares of eBay common stock) and adjusted PayPal awards (relating to shares of PayPal common stock), based on the distribution ratio being applied to shares of eBay common stock held by all eBay stockholders in the distribution, in the same manner as the awards for the nonemployee directors of eBay as described above.

Treatment of Options under the eBay Employee Stock Purchase Plan

PayPal will be required to adopt the PayPal Employee Stock Purchase Plan, under which all outstanding options held under the eBay Employee Stock Purchase Plan by PayPal employees will be converted into options for PayPal shares under the PayPal Employee Stock Purchase Plan in the same manner as their equity awards, as described above.

Application of Foreign Laws

To the extent that the equity award adjustment and/or conversion provisions described above would be prohibited under the laws of a jurisdiction outside of the United States in which an affected eBay or PayPal employee resides, such provisions shall be modified or suspended to the extent necessary to comply with such laws.

Health and Welfare Plans

eBay will generally be responsible for medical, dental, or vision claims incurred under the eBay health plans prior to the distribution date, whether incurred by employees who will be employed by eBay or PayPal following the distribution date or by former employees. PayPal will also generally be responsible for claims incurred under its health plans following the distribution date. PayPal will be responsible for all liabilities relating to all other welfare coverage or claims incurred by any PayPal employee under any eBay welfare plan regardless of when incurred, including claims for disability (short-term or long-term), life, accidental death and dismemberment, and travel accident. PayPal will also be responsible for all liabilities with respect to earned vacation, severance, unemployment compensation and similar categories for the PayPal employees.

Intellectual Property Matters Agreement

PayPal and eBay will enter into an intellectual property matters agreement that will memorialize each of PayPal’s and eBay’s ownership, after the distribution, of intellectual property assets such as patents, patent applications, trademarks, domains and copyrights. The agreement will also vest in each of PayPal and eBay the sole right to prosecute, maintain, enforce and defend its interest in the intellectual property assets owned by it after the distribution, will include limited non-exclusive licenses by each of PayPal and eBay to the other to use certain software code owned by it after the distribution, and will allocate liabilities and responsibilities after the distribution with respect to certain intellectual property-related legal and administrative proceedings. The intellectual property agreement will remain in effect until the expiration of the last to expire of the intellectual property rights licensed thereunder, unless terminated earlier in the case of a material breach of the agreement or the suspension of business, bankruptcy or insolvency of one of the parties.

Information Technology Services Agreements

PayPal and eBay will enter into information technology services agreements for eBay and its subsidiaries to provide to PayPal and its subsidiaries colocation space and related information technology services at various eBay data center facilities. eBay will provide space to PayPal for the placement of PayPal data center equipment within eBay’s facilities in exchange for specific monthly charges intended to allow eBay to recover the cost of maintaining and servicing such space, and eBay will provide related services and infrastructure to PayPal on a cost-plus basis, including power distribution, fiber (internet and telecommunications) connections, HVAC and climate control, fire protection, on site security, general property management, and back up redundancy systems. Each such agreement will have a fixed term of two years and, with respect to certain of the facilities, may be renewed by PayPal under certain circumstances. Further, with respect to certain of the facilities, PayPal will receive a purchase option at the end of the fixed term, which option will be on market terms and, if exercised, will require PayPal to provide similar colocation services to eBay on a cost plus basis for a term of three years thereafter.

Procedures for Approval of Related Party Transactions

It is expected that PayPal’s board will adopt a written policy for the review of related party transactions other than those governed by the operating agreement. For purposes of the policy, a related party transaction will include transactions in which (1) the amount involved is more than $120,000 in any consecutive 12-month period, (2) PayPal is a participant, and (3) any related party has a direct or indirect material interest. The policy is expected to define a “related party” to include directors, nominees for director, executive officers, holders of more than 5% of PayPal’s outstanding common stock and their respective immediate family members. Pursuant to the policy, all related party transactions must be approved by the appropriate committee of PayPal’s board of directors or, in the event of an inadvertent failure to bring the transaction to the committee for pre-approval, ratified by the committee. In the event that a member of the Committee has an interest in a related party transaction, the transaction must be approved or ratified by the disinterested members of the committee. In deciding whether to approve or ratify a related party transaction, the reviewing committee will consider the following factors:

•	whether the terms of the transaction are (1) fair to PayPal and (2) at least as favorable to PayPal as would apply if the transaction did not involve a related party;

•	whether there are demonstrable business reasons for PayPal to enter into the transaction;

•	whether the transaction would impair the independence of an outside director under PayPal’s director independence standards; and

•	whether the transaction would present an improper conflict of interest for any director or executive officer, taking into account the size of the transaction, the overall financial position of the related party, the direct or indirect nature of the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the committee deems relevant.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material U.S. federal income tax consequences of the distribution of shares of our common stock to “U.S. Holders” (as defined below) of shares of eBay common stock. This summary is based on the Code, U.S. Treasury regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date of this information statement, and all of which are subject to change at any time, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This discussion applies only to U.S. Holders of eBay common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the distribution, together with certain related transactions, will be consummated in accordance with the separation documents and as described in this information statement. This summary is for general information only and is not tax advice. It does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its particular circumstances or to holders subject to special rules under the Code (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold our common shares, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, stockholders who hold our common shares as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment,” or “constructive sale transaction,” individuals who receive our common shares upon the exercise of employee stock options or otherwise as compensation, holders who are liable for the alternative minimum tax or any holders who actually or constructively own more than 5% of eBay common stock). This discussion also does not address any tax consequences arising under the unearned Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds eBay common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the distribution.

For purposes of this discussion a “U.S. Holder” is any beneficial owner of eBay common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; and

•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. HOLDERS OF EBAY COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

eBay has not sought and does not intend to seek a ruling from the IRS with respect to the treatment of the distribution and certain related transactions for U.S. federal income tax purposes and there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions are taxable. It is a condition to the distribution that eBay receive an opinion of outside counsel or tax advisors regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax free, for U.S. federal income tax purposes, under Sections 368(a)(1)(D) and 355 of the Code. The opinion of counsel will be based and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of eBay and PayPal (including those relating to the past and future conduct of eBay and PayPal). If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, or if eBay or PayPal breach any of their respective covenants in the separation documents, the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized. An opinion of counsel is not binding on the IRS or the courts.

Notwithstanding receipt by eBay of an opinion of counsel, the IRS could assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, eBay, PayPal and eBay stockholders could be subject to significant U.S. federal income tax liability. Please refer to “Material U.S. Federal Income Tax Consequences if the Distribution is Taxable” below.

Material U.S. Federal Income Tax Consequences if the Distribution Qualifies as a Transaction That is Generally Tax Free under Sections 368(a)(1)(D) and 355 of the Code.

Assuming the distribution, together with certain related transactions, qualifies as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, the U.S. federal income tax consequences of the distribution are as follows: (i) the distribution will generally not result in any taxable income, gain or loss to eBay, other than taxable income or gain possibly arising out of internal reorganizations and restructurings undertaken in connection with the distribution and with respect to items required to be taken into account under U.S. Treasury regulations relating to consolidated federal income tax returns; (ii) no gain or loss will generally be recognized by (and no amount will be included in the income of) U.S. Holders of eBay common stock upon their receipt of PayPal common stock in the distribution, except with respect to any cash received in lieu of fractional shares of PayPal common stock (as described below); (iii) the aggregate tax basis of the eBay common stock and the PayPal common stock received in the distribution (including any fractional share interest in PayPal common stock for which cash is received) in the hands of each U.S. Holder of eBay common stock after the distribution will equal the aggregate basis of eBay common stock held by the U.S. Holder immediately before the distribution, allocated between the eBay common stock and the PayPal common stock (including any fractional share interest in PayPal common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution; and (iv) the holding period of the PayPal common stock received by each U.S. Holder of eBay common stock in the distribution (including any fractional share interest in PayPal common stock for which cash is received) will generally include the holding period at the time of the distribution for the eBay common stock with respect to which the distribution is made. A U.S. Holder who receives cash in lieu of a fractional share of PayPal common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. Holder’s adjusted tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for its eBay common stock exceeds one year at the time of the distribution.

U.S. Treasury regulations provide that if a U.S. Holder of eBay common stock holds different blocks of eBay common stock (generally shares of eBay common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of eBay common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the PayPal common stock received in the distribution in respect of such block of eBay common stock and such block of eBay common stock, in proportion to their respective fair market values, and the holding period of the PayPal common stock received in the distribution in respect of such block of eBay common stock will generally include the holding period of such block of eBay common stock. If a U.S. Holder of eBay common stock is not able to identify which particular shares of PayPal common stock are received in the distribution with respect to a particular block of eBay common stock, for purposes of applying the rules described above, the U.S. Holder may designate which shares of PayPal common stock are received in the distribution in respect of a particular block of eBay common stock, provided that such designation is consistent with the terms of the distribution. Holders of eBay common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

Material U.S. Federal Income Tax Consequences if the Distribution is Taxable.

As discussed above, eBay has not and does not intend to seek a ruling from the IRS with respect to the treatment of the distribution and certain related transactions for U.S. federal income tax purposes. Notwithstanding receipt by eBay of an opinion from outside counsel or tax advisors described above, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, the consequences described above would not apply and eBay, PayPal and eBay stockholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of eBay or PayPal, could cause the distribution and certain related transactions to fail to qualify as a transaction that is generally tax free, for U.S. federal income tax purposes, under Sections 368(a)(1)(D) and 355 of the Code. Depending on the circumstances, PayPal may be required to indemnify eBay for taxes (and certain related losses) resulting from the distribution not qualifying as tax-free.

If the distribution fails to qualify as a transaction that is generally tax free, for U.S. federal income tax purposes, in general, eBay would recognize taxable gain as if it had sold the PayPal common stock in a taxable sale for its fair market value (unless eBay and PayPal jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (i) the eBay group would recognize taxable gain as if PayPal had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of the PayPal common stock and the assumption of all of PayPal’s liabilities and (ii) PayPal would obtain a related step up in the basis of its assets) and eBay stockholders who receive PayPal common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

In addition, even if the distribution were to otherwise qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code, it may result in taxable gain to eBay under Section 355(e) of the Code, if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in eBay or PayPal. For this purpose, any acquisitions of eBay stock or of PayPal shares within the period beginning two years before the separation and ending two years after the separation are presumed to be part of such a plan, although eBay or PayPal may be able to rebut that presumption.

In connection with the distribution, eBay and PayPal will enter into a tax matters agreement. For a discussion of the tax matters agreement, please refer to “Certain Relationships and Related Party Transactions—The Tax Matters Agreement.”

Backup Withholding and Information Reporting.

Payments of cash to a U.S. Holder of eBay common stock in lieu of fractional shares of PayPal common stock may be subject to information reporting and backup withholding (currently, at a rate of 28%), unless such U.S. Holder delivers a properly completed IRS Form W-9, certifying such U.S. Holder’s correct taxpayer identification number and certain other information, or otherwise establishing a basis for exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

U.S. Treasury regulations require certain U.S. Holders who receive shares of PayPal common stock in the distribution to attach to such U.S. Holder’s U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION PURPOSES ONLY. THE FOREGOING DISCUSSION DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. HOLDERS OF EBAY COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

DESCRIPTION OF MATERIAL INDEBTEDNESS

PayPal does not currently expect to incur any material indebtedness in connection with the separation and distribution, although that expectation may change.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the separation, all of the outstanding shares of PayPal’s common stock will be owned beneficially and of record by eBay. Following the distribution, PayPal expects to have outstanding an aggregate of approximately [—] billion shares of common stock based upon approximately [—] billion shares of eBay common stock outstanding on [—], 2015, excluding treasury shares and assuming no exercise of eBay stock options, and applying the distribution ratio.

Security Ownership of Certain Beneficial Owners

The following table reports the number of shares of PayPal common stock that PayPal expects will be beneficially owned, immediately following the completion of the distribution by each person who will beneficially own more than five percent of PayPal’s common stock. The table is based upon information available as of [—], 2015 as to those persons who beneficially own more than five percent of eBay’s common stock and an assumption that, for every [—] shares of eBay common stock held by such persons, they will receive one share of PayPal common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Share Ownership of Executive Officers and Directors

The following table sets forth information, immediately following the completion of the separation calculated as of [—], 2015, based upon the distribution of one share of PayPal common stock for every [—] shares of eBay common stock, regarding (1) each expected director, director nominee and named executive officer of PayPal and (2) all of PayPal’s expected directors and executive officers as a group. The address of each director, director nominee and executive officer shown in the table below is c/o PayPal Holdings, Inc., Attention: Corporate Secretary, [—].

Name of Beneficial Owner	Shares Beneficially Owned	Exercisable Stock Options (1)	Percent of Class

All directors and officers as a group ([—] persons)

*	Indicates that the percentage of beneficial ownership of the director or executive officer does not exceed 1 percent of the class.

DESCRIPTION OF PAYPAL’S CAPITAL STOCK

PayPal’s certificate of incorporation and bylaws will be amended and restated prior to the separation. The following is a summary of the material terms of PayPal’s capital stock that will be contained in the amended and restated certificate of incorporation and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the bylaws that will be in effect at the time of the distribution, which you must read for complete information on PayPal’s capital stock as of the time of the distribution. We have not yet finalized the terms of our certificate of incorporation and bylaws and will include descriptions thereof in an amendment to this information statement. The certificate of incorporation and bylaws, each in a form expected to be in effect at the time of the distribution, will be included as exhibits to PayPal’s registration statement on Form 10, of which this information statement forms a part. The summaries and descriptions below do not purport to be complete statements of the Delaware General Corporation Law.

General

PayPal’s authorized capital stock will consist of [—] billion shares of common stock, par value $[—] per share, and [—] million shares of preferred stock, par value $[—] per share, all of which shares of preferred stock are undesignated. PayPal’s board of directors may establish the rights and preferences of the preferred stock from time to time. Subject to the terms of an agreement entered into between eBay Inc. and the Icahn Group and filed as Exhibit 99.2 to eBay Inc.’s Current Report on Form 8-K dated January 23, 2015 (the “Icahn Agreement”), immediately following the distribution, PayPal expects that approximately [—] billion shares of its common stock will be issued and outstanding and that no shares of preferred stock will be issued and outstanding.

Common Stock

Each holder of PayPal common stock will be entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there will be no cumulative voting rights. To be elected in an uncontested election for Board members, a director nominee must receive more votes “for” than “against” by shares present in person or by proxy and entitled to vote. In a contested election for Board members, the Board members are elected by a plurality of shares present in person or by proxy and entitled to vote.

Subject to any preferential rights of any outstanding preferred stock, holders of PayPal common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by its board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of PayPal, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then outstanding preferred stock.

Holders of PayPal common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of PayPal common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of PayPal common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that PayPal may designate and issue in the future.

Preferred Stock

Under the terms of PayPal’s amended and restated certificate of incorporation, its board of directors will be authorized, subject to limitations prescribed by the Delaware General Corporation Law (the “DGCL”), and by its certificate of incorporation, to issue up to [—] million shares of preferred stock in one or more series without further action by the holders of its common stock. PayPal’s board of directors will have the discretion, subject to limitations prescribed by the DGCL and by PayPal’s certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and PayPal’s Certificate of Incorporation and Bylaws

Provisions of the DGCL and PayPal’s certificate of incorporation and bylaws could potentially impact the prospect of an acquisition of PayPal by means of a tender offer, a proxy contest or otherwise, or affect the ability to remove incumbent officers and directors. These provisions may discourage certain types of coercive takeover practices and takeover bids that PayPal’s board of directors may consider inadequate and may encourage persons seeking to acquire control of PayPal to first negotiate with PayPal’s board of directors. Although we have not yet finalized such terms in our certificate of incorporation and bylaws and will include descriptions thereof in an amendment to this information statement, certain provisions will be as set forth in the Icahn Agreement.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and PayPal’s amended and restated certificate of incorporation will include such an exculpation provision. PayPal’s amended and restated certificate of incorporation and bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of PayPal, or for serving at PayPal’s request as a director or officer or another position at another corporation or enterprise, as the case may be. PayPal’s amended and restated certificate of incorporation and bylaws will also provide that PayPal must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. PayPal’s amended and restated certificate of incorporation will expressly authorize PayPal to carry directors’ and officers’ insurance to protect PayPal, its directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions that will be in PayPal’s amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against PayPal’s directors and officers, even though such an action, if successful, might otherwise benefit PayPal and its stockholders. However, these provisions will not limit or eliminate PayPal’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, PayPal pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any PayPal directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares

PayPal’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. PayPal may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. Certain limitations on the use of authorized but unissued preferred stock are contained in the Icahn Agreement. Nonetheless, the existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of PayPal by means of a proxy contest, tender offer, merger or otherwise.

Listing

PayPal intends to apply to have its common stock authorized for listing on the [—] under the symbol [—].

Sale of Unregistered Securities

On January 30, 2015, PayPal issued 1,000 shares of its common stock to eBay pursuant to Section 4(2) of the Securities Act. PayPal did not register the issuance of the issued shares under the Securities Act because such issuances did not constitute public offerings.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for PayPal’s common stock will be [—].

WHERE YOU CAN FIND MORE INFORMATION

PayPal has filed a registration statement on Form 10 with the SEC with respect to the shares of PayPal common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to PayPal and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, PayPal will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

PayPal intends to furnish holders of its common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which this information statement has referred you. PayPal has not authorized any person to provide you with different information or to make any representation not contained in this information statement.

All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of eBay Inc.:

In our opinion, the accompanying combined balance sheets and the related combined statements of income, of comprehensive income, of equity, and of cash flows present fairly, in all material respects, the financial position of PayPal (the “Company”) at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

February 25, 2015

PayPal

COMBINED BALANCE SHEET

	December 31, 2014	December 31, 2013
	(In millions)
ASSETS
Current assets:
Cash and cash equivalents	$2,201	$1,604
Short-term investments	29	321
Accounts receivable, net	65	52
Loans and interest receivable, net	3,586	2,789
Funds receivable and customer accounts	10,612	9,277
Notes and receivable from affiliates	694	310
Other current assets	378	267

Total current assets	17,565	14,620

Long-term investments	31	196
Property and equipment, net	922	858
Goodwill	3,189	3,187
Intangible assets, net	156	258
Other assets	54	41

Total assets	$21,917	$19,160

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$115	$73
Funds payable and amounts due to customers	10,612	9,277
Notes and payable to affiliates	1,093	1,103
Accrued expenses and other current liabilities	1,434	771
Income taxes payable	29	37

Total current liabilities	13,283	11,261
Long-term liabilities	386	509

Total liabilities	13,669	11,770

Commitments and contingencies (Note 10)
Equity:
Accumulated other comprehensive income (loss)	110	(61)
Net parent investment	8,138	7,451

Total equity	8,248	7,390

Total liabilities and equity	$21,917	$19,160

The accompanying notes are an integral part of these combined financial statements.

PayPal

COMBINED STATEMENT OF INCOME

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Net revenues	$8,025	$6,727	$5,662
Operating expenses:
Transaction expense	2,170	1,835	1,518
Transaction and loan losses	646	502	365
Customer support and operations	1,055	950	814
Sales and marketing	998	791	662
Product development	890	727	677
General and administrative	482	378	345
Depreciation and amortization	516	453	382
Restructuring	—	—	19

Total operating expenses	6,757	5,636	4,782

Operating income	1,268	1,091	880
Other income (expense), net	(7)	(7)	11

Income before income taxes	1,261	1,084	891

Income tax expense	842	129	113

Net income	$419	$955	$778

The accompanying notes are an integral part of these combined financial statements.

PayPal

COMBINED STATEMENT OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Net income	$419	$955	$778
Other comprehensive income (loss), net of reclassification adjustments:
Foreign currency translation	(42)	11	6
Unrealized gains on investments, net	—	—	2
Unrealized gains (losses) on hedging activities, net	217	(45)	(104)
Tax (expense) benefit on unrealized gains (losses) on hedging activities, net	(4)	2	3

Other comprehensive income (loss), net of tax	171	(32)	(93)

Comprehensive income	$590	$923	$685

The accompanying notes are an integral part of these combined financial statements.

PayPal

COMBINED STATEMENT OF EQUITY

	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity
	(In millions)
Balances at December 31, 2011	$5,181	$64	$5,245
Net income	778	—	778
Net transfers from parent	251	—	251
Foreign currency translation	—	6	6
Unrealized gains on investments, net	—	2	2
Unrealized (losses) on hedging activities, net	—	(104)	(104)
Tax benefit on unrealized gains (losses) on hedging activities, net	—	3	3

Balances at December 31, 2012	$6,210	$(29)	$6,181

Net income	955	—	955
Net transfers from parent	286	—	286
Foreign currency translation	—	11	11
Unrealized (losses) on hedging activities, net	—	(45)	(45)
Tax benefit on unrealized gains (losses) on hedging activities, net	—	2	2

Balances at December 31, 2013	$7,451	$(61)	$7,390

Net income	419	—	419
Net transfers from parent	268	—	268
Foreign currency translation	—	(42)	(42)
Unrealized gains on hedging activities, net	—	217	217
Tax expense on unrealized gains on hedging activities, net	—	(4)	(4)

Balances at December 31, 2014	$8,138	$110	$8,248

The accompanying notes are an integral part of these combined financial statements.

PayPal

COMBINED STATEMENT OF CASH FLOWS

	For Year Ended December 31,
	2014	2013	2012
	(In millions)
Cash flows from operating activities:
Net income	$419	$955	$778
Adjustments:
Transaction and loan losses	646	502	365
Depreciation and amortization	516	453	382
Stock-based compensation	299	253	205
Deferred income taxes	680	52	46
Excess tax benefits from stock-based compensation	(41)	(76)	(57)
Changes in assets and liabilities:
Accounts receivable	(13)	1	(20)
Notes and receivable from affiliates, net	(24)	79	(77)
Other assets	(39)	(64)	(163)
Accounts payable	42	(13)	1
Notes payable to affiliates, net	(2)	43	20
Accrued expenses and other current liabilities	(300)	(233)	(15)
Income taxes payable and other tax liabilities	37	41	100

Net cash provided by operating activities	2,220	1,993	1,565

Cash flows from investing activities:
Purchases of property and equipment	(492)	(391)	(511)
Changes in principal loans receivable, net	(1,023)	(793)	(740)
Purchases of investments	(76)	(610)	(265)
Maturities and sales of investments	409	320	180
Acquisitions, net of cash acquired	(2)	(731)	(22)
Notes and receivable from affiliates, net	(362)	484	(168)

Net cash used in investing activities	(1,546)	(1,721)	(1,526)

Cash flows from financing activities:
Excess tax benefits from stock-based compensation	41	76	57
Net transfers to parent	(71)	(28)	(17)
Net (repayments) borrowings under financing arrangements	(21)	(133)	20
Banking deposits from affiliates	—	—	(270)
Funds receivable and customer accounts, net	(1,335)	(1,653)	(4,090)
Funds payable and amounts due to customers, net	1,335	1,653	4,090

Net cash used in financing activities	(51)	(85)	(210)

Effect of exchange rate changes on cash and cash equivalents	(26)	3	(1)

Net increase (decrease) in cash and cash equivalents	597	190	(172)
Cash and cash equivalents at beginning of period	1,604	1,414	1,586

Cash and cash equivalents at end of period	$2,201	$1,604	$1,414

Supplemental cash flow disclosures:
Cash paid for interest	$19	$14	$12
Cash paid for income taxes	$47	$28	$38

The accompanying notes are an integral part of these combined financial statements.

PayPal

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1—Overview and Summary of Significant Accounting Policies

Overview and Organization

On September 30, 2014, eBay Inc. (“eBay”) announced its intent to separate its payments business into an independent, publicly-traded company (the “distribution”). To accomplish the distribution, in January 2015, eBay incorporated PayPal Holdings, Inc. (“PayPal Holdings”) which will ultimately become the parent of PayPal, Inc. and will hold directly or indirectly all of the assets and liabilities associated with PayPal, Inc. PayPal, Inc. was incorporated in Delaware in March 1999. In 2002, PayPal, Inc. was acquired by eBay. All of our operations are conducted by PayPal, Inc. and its wholly owned subsidiaries.

These combined financial statements are comprised of the payments business of eBay Inc., including PayPal, Inc. and certain other assets and liabilities that have been historically held at the eBay Inc. corporate level, but are specifically identifiable and attributable to the payments business. These combined financial statements are collectively referred to as “PayPal”. References in these combined financial statements to “we,” “our,” “us,” “the Company” or “PayPal” refer to these combined entities.

To effect the separation, eBay will make a pro rata distribution of 100% of the outstanding common stock of PayPal Holdings to eBay’s stockholders. The distribution is subject to a number of conditions, including, but not limited to, final approval of the spin-off by the board of both eBay Inc. and completion of the review of PayPal Holdings’ Registration Statement on Form 10 by the Securities and Exchange Commission (the “SEC”). Immediately following the distribution, eBay will no longer have an ownership interest in PayPal Holdings or PayPal. PayPal Holdings and eBay will enter into certain agreements providing for the separation of the companies and governing various relationships between the companies post-separation.

We are a leading technology platform company that enables digital and mobile payments on behalf of consumers and merchants worldwide. We strive to increase our relevance for consumers, merchants, friends and family to access and move their money anywhere in the world, anytime, on any platform and through any device (e.g., mobile, tablets, personal computers or wearables). We provide safer and simpler ways for businesses of all sizes to accept payments from merchant websites, mobile devices and applications, and at offline retail locations through a wide range of payment solutions across our Payments Platform, including PayPal, PayPal Credit, Venmo and Braintree products.

We operate globally and in a rapidly evolving regulatory environment characterized by a heightened regulatory focus on all aspects of the payments industry. Government regulation impacts key aspects of our business, and we are subject to regulations that affect the payments industry in the many countries in which we operate. Changes in or non-compliance with laws and regulations, changes in the interpretation of laws and regulations, and the enactment of new laws and regulations applicable to us could have a material adverse impact on our business, results of operations and financial condition. Therefore, we monitor these areas closely to ensure a compliant system for our customers who depend on us.

Significant Accounting Policies

Basis of presentation and principles of combination

The accompanying combined financial statements have been prepared on a stand-alone basis and are derived from eBay’s consolidated financial statements and records. The combined financial statements reflect our financial position, results of operations, and cash flows as we operated as part of eBay prior to the distribution, in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

PayPal

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

These combined financial statements include expenses associated with workplace resources and information technology that were previously allocated to the Payments segment of eBay, and, additional expenses related to certain corporate functions, including senior management, legal, human resources and finance. These expenses also include allocations related to share based compensation. The expenses that have been incurred by eBay are allocated to us based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of revenue, headcount, or other systematic measure. We consider the expense allocation methodology and results to be reasonable for all periods presented. The combined financial statements also include certain assets and liabilities that have historically been held at the eBay corporate level, but which are specifically identifiable and attributable to us. The combined financial position, results of operations and cash flows of PayPal may not be indicative of our results had we been a separate stand-alone entity during the periods presented, nor are the results stated herein indicative of what the Company’s financial position, results of operations and cash flows may be in the future. All intra-company transactions and accounts have been eliminated.

The accompanying financial statements are combined and include the financial statements of PayPal and our wholly and majority-owned subsidiaries. Investments in entities where we hold at least a 20% ownership interest and have the ability to exercise significant influence, but not control, over the investee are accounted for using the equity method of accounting. For such investments, our share of the investees’ results of operations is included in other income (expense), net and our investment balance is included in long-term investments. Investments in entities where we hold less than a 20% ownership interest are generally accounted for using the cost method of accounting, and our share of the investees’ results of operations is included in other income (expense), net in our combined statement of income to the extent dividends are received.

We have evaluated all subsequent events through April 9, 2015, the date the financial statements were available to be issued. We have disclosed material subsequent events in “Note 16—Subsequent Events.”

Use of estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses, including allocations from eBay, during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to transaction and loan losses, legal contingencies, income taxes, revenue recognition, stock-based compensation, goodwill and the recoverability of intangible assets. We base our estimates on historical experience and on various other assumptions which we believe to be reasonable under the circumstances. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less when purchased and are mainly comprised of bank deposits, certificates of deposit, money market funds and commercial paper.

Investments

Short-term investments, which include time deposits and corporate debt securities with original maturities of greater than three months but less than one year when purchased, are classified as available-for-sale and are reported at fair value using the specific identification method. Unrealized gains and losses are excluded from earnings and reported as a component of other comprehensive income (loss), net of related estimated tax provisions or benefits.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Long-term investments include corporate debt securities, equity method and cost method investments. Debt securities are classified as available-for-sale and are reported at fair value using the specific identification method. Unrealized gains and losses are excluded from earnings and reported as a component of other comprehensive income (loss), net of related estimated tax provisions or benefits.

We elect to account for certain assets underlying customer accounts, including foreign-currency denominated available-for-sale investments, under the fair value option. The changes in fair value related to initial measurement and subsequent changes in fair value are included in earnings as a component of other income (expense), net.

Our cost method investments consist of investments in privately held companies where we do not have the ability to exercise significant influence, or have control over the investee. These investments are recorded at cost and are subject to periodic tests for other-than-temporary impairment. Our equity method investments are investments in privately held companies where we have the ability to exercise significant influence, but not control, over the investee. Our proportionate share of the net income (loss) of our equity method investments is recognized on a one quarter lag as a component of other income (expense), net in our combined statements of income. Our share of investees’ results of operations is not significant for any period presented.

We assess whether an other-than-temporary impairment loss on our investments has occurred due to declines in fair value or other market conditions. With respect to our debt securities, this assessment takes into account the severity and duration of the decline in value, our intent to sell the security, whether it is more likely than not we will be required to sell the security before recovery of its amortized cost basis, and whether we expect to recover the entire amortized cost basis of the security (that is, whether a credit loss exists).

Loans and interest receivable, net

Loans and interest receivable, net primarily represent consumer receivables originated under PayPal Credit consumer accounts. The majority of the loans on these accounts are originated by a partner chartered financial institution in the U.S. and are made to individual consumers in the U.S. using PayPal Credit as a payment method. In the United Kingdom, loans on PayPal Credit consumer accounts are currently originated by our Luxembourg bank subsidiary.

The terms of our consumer relationships require us to submit monthly bills to the consumer detailing loan repayment requirements. The terms also allow us to charge the consumer interest and fees in certain circumstances. Due to the relatively small dollar amount of individual loans and interest receivable, we do not require collateral on these balances.

In August 2013, ownership of substantially all of the existing PayPal Credit consumer accounts in the U.S. was transitioned from one partner chartered financial institution to a new partner chartered financial institution. See “Note 8—Loans and Interest Receivable, Net”. As of Q4 2014, this partner financial institution owned all of the existing PayPal Credit consumer accounts in the U.S. As part of the arrangement with this new partner financial institution, we sell a participation interest in the entire pool of consumer receivables outstanding to this partner financial institution. We apply a control-oriented, financial-components approach and account for the asset transfer as a sale and derecognize the portion of the participation interest for which control has been surrendered. We do not recognize gains or losses on the sale of the participation interest as the carrying amount of the participation interest sold approximates the fair value at time of transfer. Participation interests that are retained are included in loans and interest receivable and are accounted for at amortized cost, net of an allowance for loan losses. We maintain the servicing rights for the entire pool of consumer receivables outstanding and receive a fee approximating the fair value of servicing the assets underlying the participation interest sold.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Allowance for loans and interest receivable

The allowance for loans and interest receivable represents management’s estimate of probable losses inherent in our PayPal Credit portfolio of receivables. The evaluation process to assess the adequacy of allowances is subject to numerous estimates and judgments, primarily forecasted principal balance delinquency rates (“roll rates”). Roll rates are the percentage of balances which we estimate will migrate from one stage of delinquency to the next based on our historical experience, as well as external factors such as estimated bankruptcies and levels of unemployment. Roll rates are applied to principal balances for each stage of delinquency, from current to 180 days past due, in order to estimate the principal loans which are probable to be charged off. Increases to the allowance for loans receivable are reflected as transaction and loan losses in our combined financial statements. The allowance for loss against the interest and fees receivable is primarily determined by applying historical average customer account roll rates to the interest receivable balance in each stage of delinquency to project the value of accounts that are not collectible. Increases to the allowance for interest and fees receivable are reflected as a reduction of net revenues in our combined financial statements.

We charge off loan receivable balances in the month in which a customer balance becomes 180 days past due. Bankrupt accounts are charged off within 60 days of receiving notification from the bankruptcy courts. Past due loans receivable continue to accrue interest until such time as they are charged off. Charge-offs that are recovered are recorded as a reduction to our allowance for loans and interest receivable.

Customer accounts

We hold all customer balances (both in the U.S. and internationally) as direct claims against us which are reflected on our combined balance sheet as a liability classified as amounts due to customers. Further, various jurisdictions where PayPal operates require us to hold eligible liquid assets, as defined by the regulators in these jurisdictions, equal to at least 100% of the aggregate amount of all customer balances. Therefore, we use the assets underlying the customer balances to meet these regulatory requirements and separately classify the assets as customer accounts in our combined balance sheets. We do not commingle the assets underlying the customer balances with corporate funds and separately maintain these assets in interest and non-interest bearing bank deposits, time deposits and government and agency securities. We classify the assets underlying the customer balances as current based on their purpose and availability to fulfill our direct obligation under amounts due to customers.

Funds receivable and funds payable

Funds receivable and funds payable arise due to the time required to clear transactions through external payment networks. When customers fund their account using their bank account or a credit card or debit card, or withdraw funds from their PayPal account to their bank account or through a debit card transaction, there is a clearing period before the cash is received or settled, usually one to three business days for U.S. transactions and generally up to five business days for international transactions.

Allowance for negative customer balances

Negative customer balances occur primarily when there are insufficient funds in a customer’s PayPal account to cover charges applied for Automated Clearing House (“ACH”) returns, debit card transactions, chargebacks, nondelivery or unsatisfactory delivery of goods or services. Negative balances can be cured by the customer by adding funds to the account, receiving payments, or through back-up funding sources. We also utilize third party collection agents. For negative customer balances that are not expected to be cured or otherwise collected, we provide an allowance for uncollectible accounts. The allowance is estimated based on known facts and circumstances, internal factors including our experience with similar cases, and historical trends involving collection and write-off patterns. Negative customer balances are included in other current assets, net of the

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

allowance. Adjustments to the allowance for negative customer balances are recorded as a component of transaction and loan loss. The allowance for negative customer balances was $118 million and $88 million at December 31, 2014 and 2013, respectively.

Property and equipment

Property and equipment consists primarily of computer equipment, software and website development costs, land and buildings and leasehold improvements. Property and equipment are stated at historical cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets; generally, one to three years for computer equipment and software, including capitalized software and website development costs, three years for furniture and fixtures, up to thirty years for buildings and building improvements, and the shorter of five years or the term of the lease for leasehold improvements.

Goodwill and intangible assets

Goodwill is tested for impairment at a minimum on an annual basis. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit’s carrying value is compared to its fair value. The fair values of the reporting units are estimated using income and market approaches. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The discounted cash flow method, a form of the income approach, uses expected future operating results and a market participant discount rate. The market approach uses comparable company prices and other relevant information generated by market transactions (either publicly traded entities or merger and acquisitions) to develop pricing metrics to be applied to historical and expected future operating results of the reporting unit. Failure to achieve these expected results, changes in the discount rate or market pricing metrics, may cause a future impairment of goodwill at the reporting unit. We conducted our annual impairment test of goodwill as of August 31, 2014 and 2013. We determined that no adjustment to the carrying value of goodwill of our reporting unit was required. As of December 31, 2014, we determined that no events or circumstances from August 31, 2014 through December 31, 2014 indicated that a further assessment was necessary.

Intangible assets consist of purchased customer lists and user base, marketing related intangibles, developed technologies and other intangible assets, including patents and contractual agreements. Intangible assets are amortized over the period of estimated benefit using the straight-line method and estimated useful lives ranging from one to eight years. No significant residual value is estimated for intangible assets.

Impairment of long-lived assets

We evaluate long-lived assets (including intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net cash flow the asset is expected to generate.

Allowance for transaction losses

We are exposed to transaction losses due to credit card and other payment misuse as well as nonperformance of and credit losses from sellers who accept payments through PayPal. We establish an allowance for estimated losses arising from processing customer transactions, such as chargebacks for unauthorized credit card use and

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

merchant-related chargebacks due to non-delivery of goods or services, ACH returns, buyer protection program claims, account takeovers, and debit card overdrafts. This allowance represents an accumulation of the estimated amounts necessary to provide for transaction losses incurred as of the reporting date, including those for which we have not yet identified. The allowance, which involves the use of actuarial techniques, is monitored monthly and is updated based on actual claims data reported by our claims processors and other actual data received. The allowance is based on known facts and circumstances, internal factors including experience with similar cases, historical trends involving loss payment patterns, and the mix of transaction and loss types. Additions to the allowance are reflected as transaction and loan losses in our combined statements of income. At both December 31, 2014 and 2013, the allowance for transaction losses totaled $48 million and is included in accrued expenses and other current liabilities.

Derivative instruments

We have significant international revenues and costs denominated in foreign currencies, subjecting our operations to foreign currency risk. We enter into foreign currency exchange contracts that qualify as cash flow hedges, generally with maturities of 18 months or less, to reduce the volatility of cash flows primarily related to forecasted revenue denominated in certain foreign currencies. All outstanding derivatives are recognized on the balance sheet at fair value. The effective portion of the designated derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and is subsequently reclassified into the financial statement line item in which the hedged item is recorded in the period the forecasted transaction affects earnings.

We also hedge our economic exposure to foreign currency denominated monetary assets and liabilities with foreign currency contracts. The gains and losses on the foreign exchange contracts economically offset transaction gains and losses on certain foreign currency denominated monetary assets and liabilities recognized in earnings. Accordingly, these outstanding non-designated derivatives are recognized on the balance sheet at fair value and changes in fair value from these contracts are recorded in other income (expense), net in the combined statement of income. Our hedging program is not designed or operated for trading or speculative purposes.

Our derivative instruments expose us to credit risk to the extent counterparties may be unable to meet the terms of the agreements. We seek to mitigate this risk by limiting counterparties to major financial institutions and by spreading the risk across several major financial institutions. In addition, the potential risk of loss with one counterparty resulting from this type of credit risk is monitored on an ongoing basis. See “Note 6—Derivative Instruments” for additional information related to the derivative instruments.

Fair value of financial instruments

Our financial assets and liabilities are valued using market prices on both active markets (Level 1) and less active markets (Level 2). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 instrument valuations are obtained from readily available pricing sources for comparable instruments, identical instruments in less active markets, or models using market observable inputs. As of December 31, 2014, and 2013 we did not have any assets or liabilities requiring measurement at fair value without observable market values that would require a high level of judgment to determine fair value (Level 3). Our financial instruments, including cash, cash equivalents, accounts receivable, loans and interest receivable, funds receivable, certain customer accounts, accounts payable, and funds payable and amounts due to customers are carried at cost, which approximates their fair value due to the short-term maturity of these instruments.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Concentrations of risk

Our cash, cash equivalents, accounts receivable, loans and interest receivable, and funds receivable and customer accounts are potentially subject to concentration of credit risk. Cash, cash equivalents and customer accounts are placed with financial institutions that management believes are of high credit quality. In addition, funds receivable are generated primarily with financial institutions or credit card companies which management believes are of high credit quality. We invest our cash and cash equivalents and customer accounts primarily in money market instruments and other highly liquid, highly rated instruments which are uninsured. From time to time, we may also have corporate deposit balances with financial services institutions which exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limit of $250,000. As part of our cash management process, we perform periodic evaluations of the relative credit standing of these financial institutions. Our accounts receivable are derived from revenue earned from customers located in the U.S. and internationally. Our loans and interest receivable are derived primarily from consumer financing activities for customers located in the U.S. As of December 31, 2014 no customer accounted for more than 10% of net accounts receivable or net loans receivable. As of December 31, 2013, one customer accounted for more than 13% of the net accounts receivable balance and no customer accounted for more than 10% of net loans receivable. During the years ended December 31, 2014, 2013 and 2012, no customer accounted for more than 10% of net revenues. During the years ended December 31, 2014, 2013 and 2012, we earned approximately 29%, 32% and 33% of revenue from customers on eBay’s Marketplaces platform.

Revenue recognition

We earn net revenues primarily from fees charged to customers on the volume of activity processed through our Payments Platform. Net transaction revenues resulting from a payment processing transaction are recognized once the transaction is complete. Based on historical experience, specified credits are made at the time revenue is recognized and recorded as a reduction to revenue. In certain circumstances, we are required to record payments to a customer as a reduction to revenue. These payments to customers primarily originate from certain customer acquisition arrangements. Net revenues include intercompany revenue earned from eBay for payment processing services.

We also earn net revenues from other value-added services, including interest and fees earned on the PayPal Credit portfolio of loans receivable, subscription fees, revenue share we earn through partnerships and other services that we provide to our consumers and merchants.

Interest and fees earned on the PayPal Credit portfolio of loans receivable are computed and recognized based on contractual interest and fee rates, and are net of any required reserves and amortization of deferred origination costs.

Net revenues earned from other value added services are recognized over the period services are performed and when amounts are deemed to be fixed or determinable.

Advertising expense

We expense the cost of producing advertisements at the time production occurs and expense the cost of communicating advertisements in the period during which the advertising space or airtime is used as sales and marketing expense. Internet advertising expenses are recognized based on the terms of the individual agreements, which is generally over the greater of the ratio of the number of impressions delivered over the total number of contracted impressions, on a pay-per-click basis, or on a straight-line basis over the term of the contract. Advertising expense totaled $272 million, $176 million and $193 million for the years ended December 31, 2014, 2013, and 2012, respectively.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Internal use software and website development costs

Direct costs incurred to develop software for internal use and website development costs are capitalized and amortized over an estimated useful life of one to three years and are recorded as depreciation and amortization. PayPal capitalized $200 million and $146 million of internally developed software and website development costs for the years ended December 31, 2014 and 2013, respectively. Amortization expense of previously capitalized amounts was $129 million, $97 million and $91 million for the years ended December 31, 2014, 2013 and 2012, respectively. Costs related to the maintenance of internal use software and website development costs are expensed as incurred.

Defined contribution savings plans

We have a defined contribution savings plan in the U.S. which qualifies under Section 401(k) of the Internal Revenue Code (the “Code”). Our non U.S. employees are covered by other savings plans. Expenses related to our defined contribution savings plans are recorded when services are rendered by our employees.

Stock-based compensation

Our employees are eligible to participate in eBay’s equity incentive plans. eBay issues two types of stock-based awards to our employees: restricted stock units (including performance-based restricted stock units) and stock options. eBay primarily issues restricted stock units. We determine compensation expense associated with restricted stock units based on the fair value of eBay’s common stock on the date of grant. We determine compensation expense associated with stock options based on the estimated grant date fair value method using the Black-Scholes valuation model. We generally recognize compensation expense using a straight-line amortization method over the respective vesting period for awards that are ultimately expected to vest. Accordingly, stock-based compensation expense for 2014, 2013 and 2012 has been reduced for estimated forfeitures. When estimating forfeitures, we consider voluntary termination behavior of our employees as well as trends of actual option forfeitures.

Foreign currency

Most of our foreign subsidiaries use the local currency of their respective countries as their functional currency. Assets and liabilities are translated at exchange rates prevailing at the balance sheet dates. Revenues, costs and expenses are translated into U.S. dollars using daily exchange rates. Gains and losses resulting from the translation of our combined balance sheet are recorded as a component of accumulated other comprehensive income.

Gains and losses from foreign currency transactions are recognized as other income (expense), net.

Income taxes

We account for income taxes using an asset and liability approach which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence. We report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Recent Accounting Pronouncements

In 2013, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance clarifying the accounting for the release of a cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The new standard was effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The adoption of this guidance did not have a material impact on our financial statements.

In 2013, the FASB issued new accounting guidance clarifying the accounting for obligations resulting from joint and several liability arrangements for which the total amount under the arrangement is fixed at the reporting date. The new standard was effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The adoption of this guidance did not have a material impact on our financial statements.

In 2013, the FASB issued new accounting guidance requiring the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the combined balance sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The new standard required adoption on a prospective basis in the first quarter of 2014. The adoption of this guidance did not have a material impact on our financial statements.

In 2014, the FASB issued new guidance related to pushdown accounting. The new guidance provides an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. The amendments are effective on November 18, 2014. We adopted this guidance, as required, on November 18, 2014. The adoption of this guidance did not have a material impact on our financial statements.

In 2014, the FASB issued new accounting guidance related to revenue recognition. This new standard will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition guidance provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective beginning January 1, 2017 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. We are evaluating the impact and approach to adopting this new accounting guidance on our financial statements.

Note 2—Business Combinations

2014 Acquisition and Divestiture Activity

There were no acquisitions or divestitures completed in 2014.

2013 Acquisition and Divestiture Activity

In 2013, we completed three acquisitions, including:

Braintree

We completed the acquisition of Braintree on December 19, 2013. We acquired Braintree to accelerate PayPal’s growth in mobile payments for total consideration of approximately $713 million, consisting primarily of cash.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The allocation of purchase consideration resulted in approximately $126 million of intangible assets, net liabilities of approximately $16 million, and initial goodwill of $590 million, which was adjusted by $13 million in 2014. We do not expect goodwill to be deductible for income tax purposes.

We have included the financial results of Braintree in our combined financial statements from the date of acquisition. Revenues and expenses related to Braintree for the period ending December 31, 2013 were not material.

Other

We completed two other acquisitions during 2013 for aggregate purchase consideration of approximately $16 million, consisting primarily of cash. The allocation of the purchase consideration resulted in net liabilities of approximately $1 million, purchased intangible assets of approximately $5 million and goodwill of approximately $12 million. The combined financial statements include the operating results of the acquired businesses since the respective dates of the acquisitions. Pro forma results of operations have not been presented because the effect of the acquisitions was not material to our financial results.

2012 Acquisition and Divestiture Activity

In 2012, we completed one acquisition for purchase consideration of approximately $10 million, consisting primarily of cash. The allocation of the purchase consideration resulted in net liabilities of approximately $1 million, purchased intangible assets of $3 million and goodwill of $8 million. The combined financial statements include the operating results of the acquisition from the date of acquisition. Pro forma results of operations have not been presented because the effect of this acquisition was not material to our combined results of operations.

Note 3—Goodwill and Intangible Assets

Goodwill

The following table presents goodwill balances and adjustments to those balances for the years ended December 31, 2014 and 2013:

	December 31, 2012	Goodwill Acquired	Adjustments/ Allocations	December 31, 2013	Goodwill Acquired	Adjustments/ Allocations	December 31, 2014
	(In millions)

Total Goodwill	$2,585	$602	$—	$3,187	$—	$2	$3,189

The goodwill acquired in 2013 was due primarily to the acquisition of Braintree.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Intangible Assets

The components of identifiable intangible assets are as follows:

	December 31, 2014				December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (Years)
	(In millions, except years)
Intangible assets:
Customer lists and user base	$520	$(477)	$43	6	$520	$(460)	$60	6
Marketing related	181	(117)	64	5	208	(83)	125	6
Developed technologies	167	(153)	14	3	169	(136)	33	3
All other	105	(70)	35	4	101	(61)	40	4

Intangible assets, net	$973	$(817)	$156		$998	$(740)	$258

All identifiable intangible assets are subject to amortization and no significant residual value is estimated for the intangible assets. Amortization expense for intangible assets was $84 million, $70 million and $67 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Expected future intangible asset amortization as of December 31, 2014 is as follows (in millions):

Fiscal years:
2015	$70
2016	57
2017	13
2018	13
2019	3
Thereafter:	—

$156

Note 4—Investments

At December 31, 2014 and 2013, the estimated fair value of our short-term and long-term investments classified as available for sale, are as follows:

	December 31, 2014
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In millions)
Short-term investments:
Time Deposits	$29	$—	$—	$29

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

	December 31, 2013
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In millions)
Short-term investments:
Corporate debt securities	$321	$—	$—	$321
Long-term investments:
Corporate debt securities	$50	—	$—	$50

We had no material short-term and long-term investments that have been in a continuous unrealized loss position for greater than 12 months as of December 31, 2014 and 2013. Amounts reclassified to earnings from unrealized gains and losses were not material in 2014 and 2013.

Equity and Cost Method Investments

We have made multiple equity and cost method investments which are reported in long-term investments on our combined balance sheet. As of December 31, 2014 and 2013, our equity and cost method investments totaled $31 million and $146 million, respectively. During 2014, we entered an agreement to dissolve a joint venture. As a result of the termination, we recorded an other-than-temporary impairment loss in our investment in the joint venture. Further, as part of the termination agreement, our obligation to contribute a portion of our business was terminated. This termination resulted in a reduction of our recognized liability related to this obligation. The impact of impairing our investment and de-recognizing the corresponding obligation to the joint venture was recorded as other income and expense and was not material to our results.

Note 5—Fair Value Measurement of Assets and Liabilities

The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013:

Description	Balances at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
	(In millions)
Assets:

Cash and cash equivalents	$2,201	$2,201	$—

Short-term investments:
Time deposits	29	—	29

Total short-term investments	29	—	29

Funds receivable and customer accounts	4,161	—	4,161

Derivatives	135	—	135

Total financial assets	$6,526	$2,201	$4,325

Liabilities:

Derivatives	$7	$—	$7

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Description	Balances at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
	(In millions)
Assets:

Cash and cash equivalents	$1,604	$1,594	$10

Short-term investments:
Corporate debt securities	321	—	321

Total short-term investments	321	—	321

Funds receivable and customer accounts	3,587	—	3,587

Derivatives	28	—	28

Long-term investments:
Corporate debt securities	50	—	50

Total long-term investments	50	—	50

Total financial assets	$5,590	$1,594	$3,996

Liabilities:

Derivatives	$120	$—	$120

Our financial assets and liabilities are valued using market prices on both active markets (level 1) and less active markets (level 2). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 instrument valuations are obtained from readily available pricing sources for comparable instruments, identical instruments in less active markets, or models using market observable inputs. The majority of our derivative instruments are valued using pricing models that take into account the contract terms as well as multiple inputs where applicable, such as equity prices, interest rate yield curves, option volatility and currency rates. Our derivative instruments are primarily short-term in nature, generally one month to one year in duration. Certain foreign currency contracts designated as cash flow hedges may have a duration of up to 18 months. We did not have any transfers of financial instruments between valuation levels during 2014 or 2013. As of December 31, 2014 and 2013 we did not have any assets or liabilities requiring measurement at fair value without observable market values that would require a high level of judgment to determine fair value (Level 3).

Cash and cash equivalents are short-term, highly liquid investments with original or remaining maturities of three months or less when purchased and are comprised primarily of bank deposits, money market funds and commercial paper. We had total funds receivable and customer accounts of $10.6 billion and $9.3 billion as of December 31, 2014 and 2013, respectively, of which $4.2 billion and $3.6 billion, respectively, was invested primarily in short-term investments. We elect to account for certain customer accounts, including foreign-currency denominated available-for-sale investments, under the fair value option. Election of the fair value option allows us to significantly reduce the accounting asymmetry that would otherwise arise when recognizing foreign exchange gains and losses relating to available-for-sale investments and the corresponding customer liabilities.

Our derivative instruments are valued using pricing models that take into account the contract terms as well as multiple inputs where applicable, such as equity prices, interest rate yield curves, option volatility, and currency rates. Our derivative instruments are primarily short-term in nature, and are one month to eighteen months in duration. We did not have any transfers of financial instruments between valuation levels during 2014 or 2013.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Note 6—Derivative Instruments

Summary of Derivative Instruments

Our primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. Our derivatives expose us to credit risk to the extent that our counterparties may be unable to meet the terms of the arrangement. We seek to mitigate such risk by limiting our counterparties to, and by spreading the risk across, major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored on an ongoing basis.

Foreign Exchange Contracts

We transact business in various foreign currencies and have significant international revenues as well as costs denominated in foreign currencies, which subjects us to foreign currency risk. We use foreign currency exchange contracts, generally with maturities of 18 months or less, to reduce the volatility of cash flows primarily related to forecasted revenues, expenses, assets and liabilities denominated in foreign currencies. The objective of the foreign exchange contracts is to help mitigate the risk that the U.S. dollar-equivalent cash flows are not adversely affected by changes in the applicable U.S. dollar/foreign currency exchange rate. For derivative instruments that are designated as cash flow hedges, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings in the same period the forecasted transaction affects earnings. The ineffective portion of the unrealized gains and losses on these contracts, if any, is recorded immediately in earnings. We evaluate the effectiveness of our foreign exchange contracts on a quarterly basis. We do not use any foreign exchange contracts for trading purposes.

For our derivative instruments designated as cash flow hedges, the amounts recognized in earnings related to the ineffective portion were not material in each of the periods presented, and we did not exclude any component of the changes in fair value of the derivative instruments from the assessment of hedge effectiveness. As of December 31, 2014, we estimated that $113 million of net derivative gains related to our cash flow hedges included in accumulated other comprehensive income will be reclassified into earnings within the next 12 months.

Fair Value of Derivative Contracts

The fair value of our outstanding derivative instruments as of December 31, 2014 and 2013 was as follows:

	Balance Sheet Location	December 31, 2014	December 31, 2013
		(In millions)
Derivative Assets:
Foreign exchange contracts designated as cash flow hedges	Other Current Assets	$128	$15
Foreign exchange contracts not designated as hedging instruments	Other Current Assets	7	13

Total derivative assets		$135	$28

Derivative Liabilities:
Foreign exchange contracts designated as cash flow hedges	Other Current Liabilities	$2	$106
Foreign exchange contracts not designated as hedging instruments	Other Current Liabilities	5	14

Total derivative liabilities		$7	$120

Total fair value of derivative instruments		$128	$(92)

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Under the master netting agreements with the respective counterparties to our foreign exchange contracts, subject to applicable requirements, we are allowed to net settle transactions of the same type with a single net amount payable by one party to the other. However, we have elected to present the derivative assets and derivative liabilities on a gross basis in our balance sheet. As of December 31, 2014, the potential effect of rights of set-off associated with the above foreign exchange contracts would be an offset to both assets and liabilities by $6 million, resulting in net derivative assets of $129 million and net derivative liabilities of $1 million. We are not required to pledge, nor are we entitled to receive cash collateral related to these derivative transactions.

Effect of Derivative Contracts on Accumulated Other Comprehensive Income

The following tables summarize the activity of derivative contracts that qualify for hedge accounting as of December 31, 2014 and 2013, and the impact of designated derivative instruments on accumulated other comprehensive income for the years ended December 31, 2014 and 2013:

	December 31, 2013	Amount of gain (loss) recognized in other comprehensive income (effective portion)	Amount of gain (loss) reclassified from accumulated other comprehensive income to net revenue (effective portion)	December 31, 2014
	(In millions)
Foreign exchange contracts designated as cash flow hedges	$(91)	181	(36)	$126

	December 31, 2012	Amount of gain (loss) recognized in other comprehensive income (effective portion)	Amount of gain (loss) reclassified from accumulated other comprehensive income to net revenue (effective portion)	December 31, 2013
	(In millions)
Foreign exchange contracts designated as cash flow hedges	$(46)	(49)	(4)	$(91)

Effect of Derivative Contracts on Combined Statements of Income

The following table provides the location in the financial statements of the recognized gains or losses related to our derivative instruments:

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Foreign exchange contracts designated as cash flow hedges recognized in net revenues	$(36)	$(4)	$44
Foreign exchange contracts not designated as cash flow hedges recognized in other income (expense), net	(2)	3	2

Total gain (loss) recognized from derivative contracts in the combined statement of income	$(38)	$(1)	$46

Notional Amounts of Derivative Contracts

Derivative transactions are measured in terms of the notional amount, but this amount is not recorded on the balance sheet and is not, when viewed in isolation, a meaningful measure of the risk profile of the derivative

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instruments. The notional amount is generally not exchanged, but is used only as the basis on which the value of foreign exchange payments under these contracts is determined. The following table provides the notional amounts of our outstanding derivatives:

	December 31,
	2014	2013
	(In millions)
Foreign exchange contracts designated as cash flow hedges	$1,598	$1,963
Foreign exchange contracts not designated as hedging instruments	642	933

Total	$2,240	$2,896

Note 7—Property and Equipment, Net

	As of December 31,
	2014	2013
	(In millions)
Property and equipment, net:
Computer equipment, software & website development costs	$2,278	$1,920
Land and buildings, including building improvements	162	162
Leasehold improvements	186	166
Furniture and fixtures	72	63
Development in progress and other	164	92

	2,862	2,403
Accumulated depreciation	(1,940)	(1,545)

	$922	$858

Depreciation expense was $432 million in 2014, $383 million in 2013 and $315 million in 2012.

Note 8—Loans and Interest Receivable, Net

Loans and interest receivable primarily represent consumer receivables originated under PayPal Credit consumer accounts. The majority of the loans on these accounts are originated by a partner chartered financial institutions in the U.S. and are made to individual consumers in the U.S. using PayPal Credit as a payment method. In the United Kingdom, the loans on PayPal Credit consumer accounts are currently originated by our Luxembourg bank subsidiary. Although a partner chartered financial institution continues to own each PayPal Credit consumer account in the U.S., we own the related consumer receivable and are responsible for all servicing functions related to the customer accounts. In August 2013, ownership of substantially all of the existing customer accounts in the U.S. was transitioned from one partner chartered financial institution to a new partner chartered financial institution. As of Q4 2014, this new partner financial institution owns all of the existing PayPal Credit consumer accounts in the U.S. As part of the arrangement with this new chartered financial institution, we sell a participation interest in the entire pool of consumer receivables outstanding associated with the PayPal Credit consumer accounts to this partner financial institution. We do not sell a participating interest in loans on international PayPal Credit consumer accounts issued directly by our Luxembourg bank subsidiary.

During 2014 and 2013, we purchased approximately $5.3 billion and $4.1 billion, respectively, in consumer receivables. As of December 31, 2014 and 2013, the total outstanding balance of this pool of consumer

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receivables was $3.7 billion, and $2.9 billion, respectively, of which we sold a participation interest to the new chartered financial institution of $163 million or 4.4% and $65 million or 2.2%, respectively. The chartered financial institution has no recourse related to its participation interest for failure of debtors to pay when due. The participation interest held by the charted financial institution has the same priority to the interests held by us and is subject to the same credit, prepayment, and interest rate risk associated with this pool of consumer receivables.

Loans and interest receivable are reported at their outstanding principal balances, net of participation interest sold and pro-rata allowances, including unamortized deferred origination costs and estimated collectible interest and fees. We use a consumer’s FICO score, among other measures, in evaluating the credit quality of our consumer receivables. A FICO score is a type of credit score that lenders use to assess an applicant’s credit risk and whether to extend credit. Individual FICO scores generally are obtained each quarter the consumer has an outstanding consumer receivable owned by PayPal Credit. The weighted average consumer FICO score related to our loans and interest receivable balance outstanding at December 31, 2014 was 687 compared to 688 at December 31, 2013.

The following table presents the principal amount of loans and interest receivable segmented by a FICO score range:

	As of December 31,
	2014	2013
	(In millions)
> 760	$553	$454
680-759	1,439	1,139
600-679	1,344	1,057
< 599	341	265

Total	$3,677	$2,915

The following tables presents the delinquency status of the principal amount of loans and interest receivable:

December 31, 2014
(In millions)
Current	30-59 Days Past Due	60-89 Days Past Due	90-180 Days Past Due	Total Past Due	Total Financing Receivables	Recorded Investment > 90 Days and Accruing
3,303	163	62	149	374	3,677	149

December 31, 2013
(In millions)
Current	30-59 Days Past Due	60-89 Days Past Due	90-180 Days Past Due	Total Past Due	Total Principal Loan Receivable	Recorded Investment > 90 Days and Accruing
2,612	143	47	113	303	2,915	113

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the activity in the allowance for loans and interest receivable:

	2014	2013
	(In millions)
Balance as of January 1	$146	$101
Charge-offs	(297)	(232)
Recoveries	28	14
Provisions	318	263

Balance as of December 31	$195	$146

During 2013, we launched a program working with a chartered financial institution to offer working capital advances to select merchant sellers in the U.S. We subsequently purchase the related merchant receivable from the chartered financial institution. Under the program, participating merchants can borrow a certain percentage of their annual payment volume processed by PayPal and are charged a fixed fee for the loan. In 2014, we have extended this program to a limited number of international markets whereby we grant working capital advances to merchants directly through our Luxembourg bank subsidiary or through other PayPal affiliates. The total net receivable outstanding as of December 31, 2014 and 2013 was approximately $99 million and $17 million, respectively.

Note 9—Segment and Geographical Information

We determine operating segments based on how our chief operating decision maker manages the business, including making operating decisions, deciding how to allocate resources and evaluating operating performance. Our chief operating decision-maker is our Chief Executive Officer who reviews our operating results on a consolidated basis. We operate in one segment and have one reportable segment.

The following tables summarize the allocation of net revenues and long-lived assets based on geography:

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Net revenues:
U.S.	$3,877	$3,240	$2,763
United Kingdom	1,155	949	789
Rest of world	2,993	2,538	2,110

Total net revenues	$8,025	$6,727	$5,662

	December 31,
	2014	2013
	(In millions)
Long-lived assets:
U.S.	$3,784	$3,820
International	401	380

Total long-lived assets	$4,185	$4,200

Net revenues are attributed to U.S. and international geographies primarily based upon the country in which the merchant is located, or in the case of a cross border transaction, may be earned from both countries in which the

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

consumer and merchant each reside. Net revenues earned from value added services are typically attributed to the country in which either the consumer or the merchant reside. Long-lived assets attributed to the U.S. and international geographies are based upon the country in which the asset is located or owned.

Information regarding net revenues by major products and services for 2014, 2013 and 2012, is as follows:

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Transaction revenues	$7,107	$5,992	$5,028
Other value added services:	918	735	634

Total net revenues	$8,025	$6,727	$5,662

Note 10—Commitments and Contingencies

Commitments

As of December 31, 2014, approximately $20.2 billion of unused credit was available to PayPal Credit account holders. While this amount represents the total unused credit available, we have not experienced, and do not anticipate, that all of our PayPal Credit account holders will access their entire available credit at any given point in time. In addition, the individual lines of credit that make up this unused credit are subject to periodic review and termination by the chartered financial institutions that are the issuer of PayPal Credit products based on, among other things, account usage and customer creditworthiness.

In June 2014, we agreed, subject to certain conditions, that we, one of our affiliates or a third party partner will purchase a portfolio of consumer loan receivables relating to the customer accounts arising out of our current credit program agreement with Synchrony (formerly GE Capital Retail Bank) for a price based on the book value of the consumer loan receivables portfolio at the time of the purchase (expected to be Q4 2016), subject to certain adjustments and exclusions. As of December 31, 2014, Synchrony had a net receivables portfolio under the credit program agreement of approximately $1.5 billion.

Lease Arrangements

We have lease obligations under certain noncancelable operating leases. Future minimum rental payments under noncancelable operating leases at December 31, 2014, are as follows:

Operating Leases
(In millions)
2015	$33
2016	31
2017	28
2018	26
2019	17
Thereafter	24

Total minimum lease payments	$159

Rent expense for the years ended December 31, 2014, 2013 and 2012 totaled $43 million, $44 million and $39 million, respectively. The future minimum lease payments include the minimum commitments for facilities occupied by PayPal.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Litigation and Regulatory Matters

Overview

We are involved in legal and regulatory proceedings on an ongoing basis. Many of these proceedings are in early stages, and may seek an indeterminate amount of damages. If we believe that a loss arising from such matters is probable and can be reasonably estimated, we accrue the estimated liability in our financial statements. If only a range of estimated losses can be determined, we accrue an amount within the range that, in our judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, we accrue the low end of the range. For those proceedings in which an unfavorable outcome is reasonably possible but not probable, we have disclosed an estimate of the reasonably possible loss or range of losses or we have concluded that an estimate of the reasonably possible loss or range arising directly from the proceeding (i.e., monetary damages or amounts paid in judgment or settlement) are not material. If we cannot estimate the probable or reasonably possible loss or range of losses arising from a legal proceeding, we have disclosed that fact. In assessing the materiality of a legal proceeding, we evaluate, among other factors, the amount of monetary damages claimed, as well as the potential impact of non-monetary remedies sought by plaintiffs (e.g., injunctive relief) that may require us to change our business practices in a manner that could have a material adverse impact on our business. With respect to the matters disclosed in this Note 10, we are unable to estimate the possible loss or range of losses that could potentially result from the application of such non-monetary remedies.

Amounts accrued for legal and regulatory proceedings for which we believe a loss is probable were not material for the year ended December 31, 2014. Except as otherwise noted for the proceedings described in this Note 10, we have concluded, based on currently available information, that reasonably possible losses arising directly from the proceedings (i.e., monetary damages or amounts paid in judgment or settlement) in excess of our recorded accruals are also not material. However, legal and regulatory proceedings are inherently unpredictable and subject to significant uncertainties. If one or more matters were resolved against us in a reporting period for amounts in excess of management’s expectations, the impact on our operating results or financial condition for that reporting period could be material.

Regulatory Proceedings

We routinely report to the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) on payments we have rejected or blocked pursuant to OFAC sanctions regulations and on any possible violations of those regulations. We have cooperated with OFAC in recent years regarding our review process over transaction monitoring and have self-reported a large number of small dollar amount transactions that could possibly be in violation of OFAC sanctions regulations. Beginning in September 2014, we have engaged in settlement discussions with OFAC regarding the possible violations arising from our practices between 2009 and 2013 as a result of which we have accrued reserves we believe are adequate to cover any findings of violation. In addition, we continue to cooperate with OFAC regarding more recent self-reported transactions that could also possibly be in violation of OFAC sanctions regulations. Such self-reported transactions could result in claims or actions against us including litigation, injunctions, damage awards or require us to change our business practices that could result in a material loss, require significant management time, result in the diversion of significant operational resources or otherwise harm our business.

On August 7, 2013 and January 13, 2014, eBay, PayPal and certain wholly owned subsidiaries of PayPal received Civil Investigative Demands (“CIDs”) from the Consumer Financial Protection Bureau (“CFPB”) requesting that we provide testimony, produce documents and provide information relating primarily to the acquisition, management, and operation of our PayPal Credit products, including online credit products and services, advertising, loan origination, customer acquisition, servicing, debt collection, and complaints handling

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practices. The CIDs could lead to an enforcement action and/or one or more significant consent orders, which may result in substantial costs, including legal fees, fines, penalties and remediation expenses. We are cooperating with the CFPB in connection with the CIDs and exploring whether we may be able to resolve these inquiries. Resolution of these inquiries could require us to make monetary payments to certain customers, pay fines and/or change the manner in which we operate the PayPal Credit products, which could adversely affect our financial results and results of operations.

General Matters

Other third parties have from time to time claimed, and others may claim in the future, that we have infringed their intellectual property rights. We are subject to patent disputes, and expect that we will increasingly be subject to additional patent infringement claims involving various aspects of our business as our products and services continue to expand in scope and complexity. Such claims may be brought directly or indirectly against our companies and/or against our customers (who may be entitled to contractual indemnification under their contracts with us), and we are subject to increased exposure to such claims as a result of our recent acquisitions, particularly in cases where we are entering into new lines of business in connection with such acquisitions. We have in the past been forced to litigate such claims, and we believe that additional lawsuits alleging such claims will be filed against us. Intellectual property claims, whether meritorious or not, are time consuming and costly to defend and resolve, could require expensive changes in our methods of doing business or could require us to enter into costly royalty or licensing agreements on unfavorable terms.

From time to time, we are involved in other disputes or regulatory inquiries that arise in the ordinary course of business, including suits by our customers (individually or as class actions) alleging, among other things, improper disclosure of our prices, rules or policies, that our practices, prices, rules, policies or customer/user agreements violate applicable law or that we have acted unfairly and/or not acted in conformity with such prices, rules, policies or agreements. In addition to these types of disputes and regulatory inquiries, our operations are also subject to regulatory and/or legal review and/or challenges that tend to reflect the increasing global regulatory focus to which the payments industry is subject and, when taken as a whole with other regulatory and legislative action, such actions could result in the imposition of costly new compliance burdens on our business and customers and may lead to increased costs and decreased transaction volume and revenue. Further, the number and significance of these disputes and inquiries are increasing as our company has grown larger, our business has expanded in scope (both in terms of the range of products and services that we offer and our geographical operations) and our products and services have increased in complexity. Any claims or regulatory actions against us, whether meritorious or not, could be time consuming, result in costly litigation, damage awards (including statutory damages for certain causes of action in certain jurisdictions), injunctive relief or increased costs of doing business through adverse judgment or settlement, require us to change our business practices in expensive ways, require significant amounts of management time, result in the diversion of significant operational resources or otherwise harm our business.

Indemnification Provisions

In the ordinary course of business, we include limited indemnification provisions in certain of our agreements with parties with whom we have commercial relations, including our standard marketing, promotions, and application-programming-interface license agreements. Under these contracts, we generally indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with claims by any third party with respect to our domain names, trademarks, logos, and other branding elements to the extent that such marks are applicable to our performance under the subject agreement. In a limited number of agreements, we have provided an indemnity for other types of third-party claims, which

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are indemnities mainly related to intellectual property rights. We have also provided an indemnity to our payments processors in the event of certain third-party claims or card association fines against the processor arising out of conduct by us or our customers. It is not possible to determine the maximum potential loss under these indemnification provisions due to our limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, no significant costs have been incurred, either individually or collectively, in connection with our indemnification provisions.

Off-Balance Sheet Arrangements

As of December 31, 2014 and 2013, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our combined financial condition, results of operations, liquidity, capital expenditures or capital resources.

eBay Inc. has a cash pooling arrangement with a financial institution for cash management purposes. We participate in this arrangement, which allows for cash withdrawals from this financial institution based upon eBay’s aggregate operating cash balances within the same financial institution (“Aggregate Cash Deposits”). This arrangement also allows eBay to withdraw amounts exceeding the Aggregate Cash Deposits up to an agreed-upon limit. The net balance of the withdrawals and the Aggregate Cash Deposits is used by the financial institution as a basis for calculating eBay’s net interest expense or income. As of December 31, 2014, we had $1.6 billion relating to cash held in this pooling arrangement.

Note 11—Related Party Transactions

In August 2009, we entered into a two-way Cash Management and Zero Balance Cash Sharing Agreement (“Cash Sharing Agreement”) with eBay in which our excess U.S. funds are swept to eBay on a daily basis. The main purpose of the Cash Sharing Agreement is to implement a centralized cash management structure to effectively manage U.S. Dollar cash, to leverage administrative efficiencies, and to centralize the investment/borrowing of cash and settlement of payables and receivables at the eBay level. Since the Cash Sharing Agreement is two-way, we can receive funds back from eBay as needed. The rate earned on funds lent to eBay is the average daily LIBOR USD 1-month rate plus 20 basis points. The balance due from eBay and reported in notes and receivable from affiliates in our combined balance sheet was $559 million and $178 million at December 31, 2014 and 2013, respectively. Interest income earned on the arrangement was reported in other income (expense), net but was not material in any period presented.

In November 2008, we entered into an intercompany loan agreement with eBay in which the acquisition of receivables related to PayPal Credit accounts are funded through eBay’s existing financing arrangements at an interest rate of 1.2% and 1.4% for December 31, 2014 and 2013, respectively. At December 31, 2014 and December 31, 2013, the loan balance included in notes and payable to affiliates in our combined balance sheet was $809 million and $850 million, respectively. The interest expense incurred during the year ended December 31, 2014, 2013 and 2012 was $11 million, $11 million and $9 million respectively.

In May 2012, we entered into an intercompany loan agreement with eBay whereby we loaned eBay $36 million at an interest rate of 0.6% per annum during the term of the loan. The loan was repaid on September, 2014. Interest income earned on the arrangement was reported in other income (expense), net but was not material in any period presented.

In September 2014, we entered into an intercompany loan agreement with eBay whereby we borrowed 130 million Brazilian Real for one year at an interest rate of 11% plus spread 0.5% per annum during the term of the loan. The loan is used to fund our installment payments product in Brazil. At December 31, 2014 the loan

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

balance included in notes and payable to affiliates in our combined balance sheet was $56 million. The interest expense incurred during the year ended December 31, 2014 was $2 million and is included in other income (expense), net.

In September 2014, we entered into an intercompany loan agreement with eBay whereby we borrowed $10 million from eBay for 6 months at an interest rate of 1.2% per annum. The loan is included in notes and payable to affiliates on our combined balance sheet in 2014. Interest income earned on the arrangement was reported in other income (expense), net but was not material in any period presented.

In October 2014, we entered into an intercompany loan agreement with eBay whereby we loaned eBay 580 million Indian Rupee for 6 months at an interest rate of 9.4% per annum. The balance due from eBay and reported in notes and receivable from affiliates in our combined balance sheet was $9 million at December 31, 2014. Interest income earned on the arrangement was reported in other income (expense), net but was not material in the periods presented.

In December 2014, we entered into an intercompany loan agreement with eBay whereby we loaned eBay 500 million Indian Rupee for 6 months at an interest rate of 9.0% per annum. The balance due from eBay and reported in notes and receivable from affiliates in our combined balance sheet was $8 million at December 31, 2014. Interest income earned on the arrangement was reported in other income (expense) but was not material during the periods presented.

All other contracts with related parties are at rates and terms that we believe are comparable with those that could be entered into with independent third parties. There were no other material related party transactions in the periods presented. As of December 31, 2014, there were no other material amounts payable to or amounts receivable from related parties. Post separation, we will no longer participate in cash management and intercompany funding arrangements with eBay.

Net revenues include $113 million, $92 million and $84 million earned from eBay and its subsidiaries for the years ended December 31, 2014, 2013 and 2012, respectively.

We recover costs from eBay relating to customer protection programs offered on qualifying eBay purchases made with PayPal. These costs include the actual transaction losses associated with customer filed claims as well as an allocation of salary related expenses for customer support teams working on customer claims and disputes related to on eBay purchases. Recoveries associated with transaction losses incurred on eligible eBay purchases during the years ended December 31, 2014, 2013 and 2012 were $43 million, $48 million and $36 million, respectively, which were recorded as a reduction to transaction and loan loss. Other costs recovered from eBay related to the customer protection program for the years ended December 31, 2014, 2013 and 2012, were $22 million, $19 million and $17 million, respectively, and are included as a reduction to customer support and operations and general and administrative expenses in our combined statement of income.

We incur user acquisition fees from eBay on payment volume which we process from purchases made on eBay’s platform. User acquisition fees for the years ended December 31, 2014, 2013 and 2012, were $119 million, $109 million, and $95 million, respectively, and are included within sales and marketing.

These combined financial statements include expenses associated with workplace resources and information technology that were previously allocated to the Payments segment of eBay, and, additional expenses related to certain corporate functions, including senior management, legal, human resources and finance. These expenses also include allocations related to share based compensation. The expenses that have been allocated to us by eBay are based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of

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revenue, headcount, or other systematic measure. We consider the expense allocation methodology and results to be reasonable for all periods presented. The corporate costs and allocation of expenses to us from eBay included within customer support and operations, sales and marketing, product development, and general and administrative expenses were $443 million, $410 million and $372 million for the years ended December 31, 2014, 2013 and 2012, respectively, of which $207 million, $183 million and $168 million were included in general and administrative expenses.

Note 12—Stock-Based and Employee Savings Plans

Equity Incentive Plans

eBay has equity incentive plans under which it grants equity awards, including stock options, restricted stock units, performance-based restricted stock units and performance share units, to our directors, officers and employees. At December 31, 2014, eBay had 720 million shares authorized under its equity incentive plans and 52 million shares were available for future grant.

Stock options granted under these plans generally vest 12.5% six months from the date of grant (or 25% one year from the date of grant for grants to new employees) with the remainder vesting at a rate of 2.08% per month thereafter, and generally expire seven to ten years from the date of grant. The cost of stock options is determined using the Black-Scholes option pricing model on the date of grant.

Restricted stock units granted under eBay’s equity incentive plans generally vest in equal annual installments over a period of three to five years, are subject to the employees’ continuing service to us and do not have an expiration date. The cost of restricted stock units is determined using the fair value of eBay’s common stock on the grant date.

Certain of our executives are eligible to receive performance-based restricted stock units. The number of restricted stock units ultimately received depends on eBay’s business performance against specified performance targets set by the Compensation Committee. If the performance criteria are satisfied, the performance-based restricted stock units are granted, with one-half of the grant vesting in March following the end of the performance period and the remaining one-half vesting one year later.

Employee Stock Purchase Plan

Prior to the distribution, eligible employees may participate in eBay’s employee stock purchase plan. Under this plan, shares of eBay common stock may be purchased over an offering period with a maximum duration of two years at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period. Employees may purchase shares having a value not exceeding 10% of their gross compensation during an offering period but not more than the statutory limitation of $25,000 per year. The total shares of eBay common stock purchased for the years ended December 31, 2014, 2013, 2012 our employees purchased were approximately 1.5 million shares of eBay common stock at an average purchase price of $42.16, 1.7 million shares at an average price of $35.29, and 1.8 million shares at an average price of $25.88, respectively.

Employee Saving Plans

eBay has a savings plan, which qualifies under Section 401(k) of the Code. Participating employees may contribute up to 50% of their eligible compensation, but not more than statutory limits. In 2014, 2013 and 2012, we contributed one dollar for each dollar a participant contributed, with a maximum contribution of 4% of each

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employee’s salary, subject to a maximum employer contribution of, $10,400, $10,200 and $10,000 respectively, per employee. Our non U.S. employees are covered by other savings plans. For the years ended December 31, 2014, 2013 and 2012, the matching contribution expense was approximately $37 million, $35 million and $31 million, respectively.

Stock Option Activity

The following table summarizes stock option activity of our employees under eBay’s equity incentive plans as of and for the year ended December 31, 2014:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(In thousands, except per share amounts and years)
Outstanding at January 1, 2014	4,274	$25.97	—	—
Granted and assumed	592	$54.59	—	—
Exercised	(1,848)	$23.45	—	—
Forfeited/expired/canceled	(609)	$38.42	—	—

Outstanding at December 31, 2014	2,409	$33.33	4.53	$55,055

Expected to vest	2,286	$32.79	4.44	$53,366
Options exercisable	1,332	$29.58	3.35	$35,358

The weighted average grant date fair value of options granted to our employees during the years 2014, 2013 and 2012 was $13.38, $14.90 and $11.09 respectively. The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the quoted price of eBay’s common stock. During the years 2014, 2013 and 2012, the aggregate intrinsic value of options exercised under equity incentive plans was $57 million, $97 million and $109 million, respectively, determined as of the date of option exercise. At December 31, 2014, 2.4 million options were in-the-money.

Restricted Stock Units Activity and Performance Based Restricted Stock Units Activity

A summary of the status of restricted stock units granted to our employees (including performance-based restricted stock units that have been earned) under eBay’s equity incentive plans as of December 31, 2014 and changes during the year ended December 31, 2014 are presented below:

	Units	Weighted Average Grant-Date Fair Value (per share)
	(In thousands, except per share amounts)
Outstanding at January 1, 2014	12,874	$42.08
Awarded and assumed	9,125	$54.50
Vested	(5,198)	$41.45
Forfeited	(2,085)	$48.24

Outstanding at December 31, 2014	14,716	$51.10

Expected to vest at December 31, 2014	12,644	—

During the years 2014, 2013 and 2012, the aggregate intrinsic value of restricted stock units vested under equity incentive plans was $292 million, $303 million and $242 million, respectively.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation Expense

We are charged by eBay for stock-based compensation expense related to our direct employees. eBay also charges us for the allocated costs of certain employees of eBay (including stock-based compensation) who provide general and administrative services on our behalf. Information included in this note is strictly limited to stock-based compensation associated with employees wholly dedicated to PayPal. See “Note 11—Related Party Transactions” for total costs allocated to us by eBay.

The impact on our results of operations of recording stock-based compensation expense for years ended December 31, 2014, 2013 and 2012 was as follows:

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Customer support and operations	$63	$74	$49
Sales and marketing	55	46	43
Product development	109	87	60
General and administrative	55	27	38

Total stock-based compensation expense	$282	$234	$190

As of December 31, 2014, there was approximately $511 million of unearned stock-based compensation estimated to be expensed from 2015 through 2018. If there are any modifications or cancellations of the underlying unvested awards, we may be required to accelerate, increase or cancel all or a portion of the remaining unearned stock-based compensation expense. Future unearned stock-based compensation will increase to the extent we grant additional equity awards, change the mix of grants between stock options and restricted stock units or assume unvested equity awards in connection with acquisitions. Total stock-based compensation costs included in capitalized software costs was $10 million, $10 million, and $12 million, respectively, for the years ended December 31, 2014, 2013, and 2012.

Stock Option Valuation Assumptions

We calculated the fair value of each option award on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for the years ended December 31, 2014, 2013 and 2012:

	Year Ended December 31,
	2014	2013	2012
Risk-free interest rate	1.2%	0.6%	0.7%
Expected life (in years)	4.1	4.1	4.0
Dividend yield	—%	—%	—%
Expected volatility	29%	34%	38%

Our computation of expected volatility was based on a combination of historical and market-based implied volatility from traded options on eBay’s stock. The computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules, and expectations of future employee behavior. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

PayPal

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Note 13—Income Taxes

We are a member of the eBay consolidated group and our U.S. taxable income is included in the consolidated U.S. federal income tax return of eBay as well as in returns filed by eBay with certain state and local taxing jurisdictions. Our foreign income tax returns are filed on a separate company basis. Our income tax liability has been computed and presented herein under the “separate return method,” as if we were a separate tax paying entity, as modified by the benefits-for-loss approach. Accordingly, the operating losses and other tax attributes are characterized as utilized when those attributes have been utilized by other members of the eBay consolidated group; however, the benefits-for-loss approach does not impact our tax expense. Federal and state income taxes incurred are remitted to eBay pursuant to a tax sharing agreement between the companies.

The components of pretax income (loss) are as follows (in millions):

	Year Ended December 31,
	2014	2013	2012
United States	$(111)	$3	$12
International	1,372	1,081	879

	$1,261	$1,084	$891

The provision for income taxes is composed of the following (in millions):

	Year Ended December 31,
	2014	2013	2012
Current:
Federal	$90	$45	$23
State and local	13	2	—
Foreign	59	30	44

	$162	$77	$67

Deferred:
Federal	$699	$72	$45
State and local	(3)	(3)	2
Foreign	(16)	(17)	(1)

	680	52	46

	$842	$129	$113

PayPal

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate of 35% to income before income taxes is primarily the result of foreign income taxed at different rates and the accrual of U.S. income tax on undistributed foreign profits previously reinvested indefinitely. The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate.

	Year Ended December 31,
	2014	2013	2012
Provision computed at federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	0.8%	(0.1)%	0.3%
Foreign income taxed at different rates	(22.2)%	(22.6)%	(23.1)%
Prior year foreign earnings no longer considered indefinitely reinvested	50.8%	—%	—%
Stock based compensation	1.5%	1.1%	(0.4)%
Tax credits	(0.8)%	(1.3)%	0.1%
Change in valuation allowances	—%	(0.3)%	—%
Other	1.7%	0.1%	0.8%

Effective income tax rate	66.8%	11.9%	12.7%

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant deferred tax assets and liabilities consist of the following (in millions):

	December 31,
	2014	2013
Deferred tax assets:
Net operating loss and credit carryforwards	$42	$76
Accruals and allowances	138	102
Stock-based compensation	60	45
Net unrealized (gains) losses	8	3

Total deferred tax assets	248	226

Valuation allowance	(8)	(8)

Net deferred tax assets	$240	$218

Deferred tax liabilities:
Unremitted foreign earnings	$(886)	$(143)
Fixed assets and other intangibles	(141)	(129)
Acquired intangibles	(53)	(94)
Net unrealized losses (gains)	(1)	(5)

Total deferred tax liabilities	(1,081)	(371)

Net deferred tax assets (liabilities)	$(841)	$(153)

As of December 31, 2014 and 2013, current deferred tax assets of $2 million and $24 million, respectively, are included as a component of other current assets in our combined balance sheet. As of December 31, 2014 and 2013, long-term deferred tax assets of $10 million and $7 million, respectively, are included as a component of other assets.

PayPal

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2014, a current deferred tax liability of $708 million is included as a component of accrued expenses and other current liabilities. As of December 31, 2014 and 2013, long-term deferred tax liabilities of $145 million and $184 million, respectively, are included as a component of long-term liabilities on our combined balance sheet. The current and long-term deferred tax assets and current and long-term deferred tax liabilities were not netted since these items relate to different tax jurisdictions.

As of December 31, 2014, our federal, state and foreign net operating loss carryforwards for income tax purposes were approximately $18 million, $251 million, and $33 million, respectively. The federal and state net operating loss carryforwards are subject to various limitations under Section 382 of the Code. If not utilized, the federal net operating loss carryforwards will begin to expire in 2018, and the state net operating loss carryforwards will begin to expire in 2015. As of December 31, 2014, our federal and state tax credit carryforwards for income tax purposes were approximately $1 million and $26 million, respectively. If not utilized, the federal tax credit carryforwards will begin to expire in 2027, and most of the state tax credits carry forward indefinitely.

At December 31, 2014 and 2013, we maintained a valuation allowance with respect to certain of our deferred tax assets relating primarily to operating losses in certain states that we believe are not likely to be realized.

As of December 31, 2013, we had approximately $3.4 billion of indefinitely reinvested foreign earnings for which we had not provided U.S. income or applicable foreign withholding taxes. During the first quarter of 2014, we altered our capital allocation strategy, which included changing our intent with regard to the indefinite reinvestment of foreign earnings from certain of our foreign subsidiaries for 2013 and prior years. Accordingly, during the first quarter we determined that a portion of these foreign earnings are no longer considered indefinitely reinvested in our international operations. In connection with this change in our capital allocation strategy during the first quarter of 2014, we provided for U.S. income and applicable foreign withholding taxes on $1.9 billion of undistributed foreign earnings of certain of our foreign subsidiaries for 2013 and prior years, and recorded a deferred tax liability of approximately $650 million. The remaining undistributed foreign earnings of approximately $1.5 billion for 2013 and prior years remains indefinitely reinvested in our international operations.

This change reflected our objective of increasing our available U.S. cash, preserving our credit rating and, providing greater liquidity to meet our other cash needs in the U.S., which may include, among other things and subject to market conditions and other uncertainties, merger and acquisition activity.

We have not provided for U.S. federal income and foreign withholding taxes on $2.3 billion of our non-U.S. subsidiaries’ undistributed earnings as of December 31, 2014, because such earnings are intended to be indefinitely reinvested in our international operations. We do not know the time or manner in which we would repatriate those funds. Because the time or manner of repatriation is uncertain, we cannot determine the impact of local taxes, withholding taxes and foreign tax credits associated with the future repatriation of such earnings and therefore cannot quantify the tax liability. In cases where we intend not to indefinitely reinvest a portion of our foreign subsidiaries’ undistributed earnings, we provide U.S. taxes on such earnings and such taxes are included in deferred taxes or tax payable liabilities depending upon the planned timing and manner of such repatriation.

We benefit from tax rulings concluded in several different jurisdictions, most significantly Singapore and Luxembourg. These rulings provide for significantly lower rates of taxation on certain classes of income and require various thresholds of investment and employment in those jurisdictions. We evaluate compliance with our tax ruling agreements annually. These rulings resulted in tax savings of approximately $217 million, $211 million and $139 million in 2014, 2013 and 2012, respectively. These tax rulings are in effect currently and expire over periods ranging from 2020 to 2021.

PayPal

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The following table reflects changes in unrecognized tax benefits since January 1, 2012:

	Year Ended December 31,
	2014	2013	2012
	(In millions)
Gross amounts of unrecognized tax benefits as of the beginning of the period	$134	$148	$129
Increases related to prior period tax positions	7	20	7
Decreases related to prior period tax positions	(2)	(44)	(2)
Increases related to current period tax positions	31	10	14
Settlements	(5)	—	—

Gross amounts of unrecognized tax benefits as of the end of the period	$165	$134	$148

During 2014, we increased our reserves by $38 million for various issues that related to tax examination risks assessed during the year. In addition, we reduced our reserves by $7 million based on audit findings and settlement of multiple uncertain tax positions. If the remaining balance of unrecognized tax benefits were realized in a future period, it would result in a tax benefit of $138 million.

During all years presented, we recognized interest and penalties related to uncertain tax positions in income tax expense. In 2014, we recognized interest and penalties of $10 million in income tax expense. The amount of interest and penalties accrued as of December 31, 2014 and 2013 was approximately $36 million and $27 million, respectively.

We are subject to taxation in the U.S. and various states and foreign jurisdictions. We are under examination by certain tax authorities for the 2003 to 2012 tax years. The material jurisdictions in which we are subject to examination by tax authorities for tax years after 2002 primarily include the U.S. (Federal and California), UK, Canada, France, India, Singapore and Israel. We believe that adequate amounts have been reserved for any adjustments that may ultimately result from these examinations.

Although the timing of the resolution of these audits is uncertain, we do not expect the total amount of the unrecognized tax benefits as of December 31, 2014 will materially change in the next 12 months. However, given the number of years remaining subject to examination and the number of matters being examined, we are unable to estimate the full range of possible adjustments to the balance of gross unrecognized tax benefits.

Note 14—Restructuring

In the fourth quarter of 2012, we implemented a global restructuring plan to simplify and streamline our organization and strengthen the overall competitiveness of our existing businesses. The plan included a strategic reduction of our existing global workforce by approximately 300 employees and 300 contractors. In connection with the plan, we incurred aggregate charges of approximately $19 million as of December 31, 2012, primarily related to severance and benefits. The associated liability was $9 million as of December 31, 2012 due to payments of and other adjustments (including foreign currency translation) in accrued expenses and other current liabilities on our combined balance sheet. As of December 31, 2013, no liability remained and all restructuring actions under the plan were substantially complete. In 2014 and 2013, restructuring charges were not material and are recorded in general and administrative expenses on the combined statement of income.

PayPal

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Note 15—Accumulated Other Comprehensive Income

The following table summarizes the changes in accumulated balances of other comprehensive income for the year ended December 31, 2014:

	Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation	Estimated tax (expense) benefit	Total
	(In millions)
Beginning balance	$(91)	$26	$4	$(61)
Other comprehensive income before reclassifications	181	(42)	(4)	135
Amount of gain (loss) reclassified from accumulated other comprehensive income	(36)	—	—	(36)

Net current period other comprehensive income	217	(42)	(4)	171

Ending balance	$126	$(16)	$—	$110

The following table summarizes the changes in accumulated balances of other comprehensive income for the year ended December 31, 2013:

	Unrealized Gains (Losses) on Cash Flow Hedges	Foreign Currency Translation	Estimated tax (expense) benefit	Total
	(In millions)
Beginning balance	$(46)	$15	$2	$(29)
Other comprehensive income before reclassifications	(49)	11	2	(36)
Amount of gain (loss) reclassified from accumulated other comprehensive income	(4)	—	—	(4)

Net current period other comprehensive income	(45)	11	2	(32)

Ending balance	$(91)	$26	$4	$(61)

The following table provides details about reclassifications out of accumulated other comprehensive income for the year ended December 31, 2014:

Details about Accumulated Other Comprehensive Income Components	Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income		Affected Line Item in the Statement of Income
	2014	2013
	(In millions)
Gains (losses) on cash flow hedges—foreign exchange contracts	$(36)	$(4)	Net revenues

	$(36)	$(4)	Total, before income taxes
	—	—	Provision for income taxes

	$(36)	$(4)	Total, net of income taxes

Total reclassifications for the period	$(36)	$(4)	Total, net of income taxes

PayPal

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Note 16—Subsequent Events

In January 2015, at a regular meeting of eBay’s Board of Directors (“eBay’s Board”), eBay’s Board approved a plan to implement a strategic reduction of its existing global workforce. As a result, we expect to reduce our workforce globally by approximately 1,000 positions worldwide. The reduction is expected to be substantially completed in the first half of 2015. We expect to incur pre-tax restructuring charges of approximately $43 million primarily for employee-related costs.

PayPal

FINANCIAL STATEMENT SCHEDULE

The Financial Statement Schedule II—VALUATION AND QUALIFYING ACCOUNTS is filed as part of this information statement.

	Balance at Beginning of Period	Charged/ (Credited) to Net Income	Charges Utilized/ (Write-offs)	Balance at End of Period
	(In millions)
Allowance for Transaction Losses
Year Ended December 31, 2012	$110	$248	$(251)	$107
Year Ended December 31, 2013	107	323	(293)	137
Year Ended December 31, 2014	$137	$423	$(394)	$166

Allowance for Loans and Interest Receivable
Year Ended December 31, 2012	$59	$170	$(128)	$101
Year Ended December 31, 2013	101	263	(218)	146
Year Ended December 31, 2014	$146	$318	$(269)	$195